
05013315

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME América Telecom SA de CV

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500
Colonia Pena Pobre
CP 14060
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34636 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DAT : 12/16/05


RECEIVED
2005 NOV 28 A 10:01

Exhibits to Request by América Telecom, S.A. de C.V. (File No. 82-34636) for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Submitted to the Securities and Exchange Commission on November 23, 2005

Volume 1

1. Financial Information

Exhibit A - Annual Report filed with the National Banking and Securities Commission, dated December 31, 2002


RECEIVED
2005 NOV 28 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE


américa
telecom

AMÉRICA TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2002

Ticker: "AMTEL"

Series-A1 Shares, common, registered, without par value
Corresponding to the fixed minimum capital not entitled to withdrawal
that are outstanding to December 31, 2002:

3,740,378,299 Series-A1 Shares

The securities of América Telecom, S.A. de C.V. are registered in the Securities Section of the National Registry and are quoted in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). The registry in the National Share Registry does not certify the goodness of the security and solvency of the issuer.

SECTION 1: INFORMATION ABOUT AMÉRICA TELECOM, S.A. DE C.V.

I) GENERAL INFORMATION

a) Glossary of Terms and Definitions.

ADS	American Depositary Shares
"América Telecom", "Amtel" or the "Company"	América Telecom, S.A. de C.V.
AMX	América Móvil, S.A. de C.V. and subsidiaries
Bital	Banco Internacional S. A., Institución de Banca Múltiple, Grupo Financiero Bital. (Full-Service Bank)
BMV	Mexican Stock Exchnage
"CGT" or "Telecom"	Carso Global Telecom, S.A. de C.V.
CNBV	National Banking and Securities Commission.
Provisions	General Provision applicable to securities issuers and other participants in the stock market, published in the Federal Official Gazette on March 19, 2003.
Dollars	Legal tender of the U.S.
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
Gcarso	Grupo Carso S.A. de C.V.
GT2000	GT2000, S.A. de C.V.
IMCP	Mexican Institute of Public Accountants
IMPAC	Asset Tax
Inbursa	Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
Indeval	S.D. Indeval, S.A. de C.V.
INPC	National Consumer Price Index
ISR	Income Tax
LGSM	General Corporation and Partnership Law

LIBOR	*London Interbank Offer Rate.*
LMV	Securities Exchange Law.
Mancera	Mancera, S.C., member of Ernst & Young Global
México	United Mexican States
PCGA	Generally Accepted Accounting Principles in Mexico
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product.
RNV	National Share Registry.
SBC	SBC Communications, Inc.
SBCI	SBC International, Inc.
Telecom LLC	Global Telecom LLC.
Telcel	Radiomóvil Dipsa, S.A. de C.V.
"Telmex" or "TMX"	Teléfonos de México, S.A. de C.V.

[Space left blank intentionally]

b) Executive Summary

The Company was incorporated on December 5, 2001 as the result of the spin-off from Telecom as agreed at Telecom's general extraordinary shareholders' meeting on November 30, 2001, for the purpose of separating, within the Company, ownership of shares of América Móvil, whose main activity concerns the wireless-telephone industry and various international investments.

The Company was incorporated with a net worth of $14,947,357,407.00 MXP, out of which $963,486,951.14 MXP correspond to its capital stock (figures set at the historical value).

The Company directly owns all the shares representing the capital stock of América Móvil that had been owned by Telecom. Also as a result of the spin-off, the Company was given various assets, which include: (i) the rights and obligations derived from the agreement dated March 13, 2001 between Telecom and SBCI regarding its investment in América Móvil; (ii) the rights generated from the Irrevocable Trust Agreement entered into Banco Internacional, S.A., Trustee Department as the Settlor; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as Trustee; and SBCI, as Beneficiary; (iii) the rights and obligations generated under the Service Rendering Agreement entered into by and between América Móvil and Telecom; (iv) all the shares that were owned by Telecom, which represented the capital stock of Corporativo Empresarial de Comunicaciones, S.A. de C.V., and (v) the debt certificates ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., which are owned by Telecom and that have a par value of approximately $92.7 million USD. At the end of the first trimester of 2003, said Notes had a par value of $30.9 million USD, since the Company made collections in the amount of $30.9 million USD each

Once the spin-off from Telecom, as the corporation spun off from, was authorized, the Company's main investment was concentrated primarily in América Móvil, representing approximately 99% of its assets.

In May 2002, pursuant to the provisions set forth by the shareholders' meeting whereat the spin-off was agreed, the instruments that had been issued by the Company were delivered. Telecom shareholders received one share of the Company's paid-in capital stock for each share representative of Telecom's capital stock upon presentation and submission, in exchange, of the outstanding titles to which they were shareholders. Regarding, said shares were deposited with the Indeval, this right was exercised pursuant to applicable legal and administrative provisions.

The foregoing concluded the spin-off process consisting of the total separation of the shares issued by América Móvil, of which Telecom was the holding company. The Company's shares have been listed independently on the BMV since May 2, 2002.

As of December 31, 2002, there were 3,740.4 billion entirely subscribed and paid-in outstanding shares representing the Company's capital stock. The share price at the close of 2002 in the securities market was $6.10 Mexican pesos per share, reporting a maximum price in May of $8.49 per share and minimum price in August of $5.15 per share.

The Company is a pure shareholder; therefore, the Company has no employees, and administrative services are provided by an affiliate company. As of December 31, 2002, 64.70% of América Móvil shares with the right to vote were directly or indirectly owned by the Company. Practically all of the Company's operations are carried out by its subsidiary, América Móvil. América

Móvil was incorporated in September, 2000 as part of the spin-off from Telmex, the largest local and long-distance telephone concession holder in Mexico. América Móvil was established as a company independent from Telmex.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2001, equivalent to 100. At the close of the fiscal year ending on December 31, 2002, the price per share of the Company had decreased by 6.55% more than the value of the price and trading index.



Performance of Shares of Stock
(Dec 01 = 100)
105
100
95
90
85
80
75
70
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Amtel A1
IPyC

The following selected consolidated financial information is partially based upon the financial statements prepared by the Company and audited by Mancera, the external auditors. The selected financial information must be read together with the audited financial statements to December 31, 2002.

[Space left blank intentionally]

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 2002 *(Thousand of Pesos)*

Description	2004	2003
Net Sales	57,461,382	43,721,656
Gross Profits	24,754,775	20,236,647
Operational Profit	12,609,354	6,419,621
Majority Net Profit	1,490,036	-167,269
Majority Net Profit (loss) per Share	0.397	(0.022)
Investments in Plant, Properties and Equipment	24,512,258	11,699,676
Depreciation and Amortization of the Fiscal Year	8,294,058	4,732,373
Total Assets	113,258,105	98,737,622
Total Long Term Liabilities	40,401,095	22,647,445
Consolidated Net Worth	44,681,162	55,625,990

Data	-	-
Majority Net Profit (loss)	1,490,036	-167,269
Share Average (millions of shares)	3,752,000,000	3,765,800,000
Majority Net Profit (loss) per Share	0.397	(0.022)
Acquisition of Plant, Properties and Equipment	24,512,258	11,699,676

c) Risk Factors

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation

earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

The risks set forth below shall be considered together with América Móvil's risk factors, which are described later herein.

Risks Related to the Company's Strategy

In line with América Telecom's business strategy, its main assets are shares of América Móvil. The value of the shares of América Telecom is correlated to the price of América Móvil's shares. América Móvil is exposed to various risk factors that are included in Section 2 of this report, which corresponds to the specific information concerning said company.

Risks Related to the Issuer's Debt

América Telecom implements financing operations whereby it uses América Móvil shares as a guaranty. If the price of América Móvil's shares in the securities markets decreases below the pre-established parameters set forth in the conditions to said financing schedules, the Company is obligated to contribute more cash resources as a supplemental guaranty.

The financial cost of América Telecom's non-consolidated debt is served with flows from the dividends decreed by América Móvil, its principal subsidiary, and by the revenue it receives from such for technical and financial support. If América Móvil's financial situation deteriorates to the extent that it is no longer able to pay dividends, the Company could face liquidity problems and put compliance with its financial obligations at risk.

Approximately 59% of América Telecom's non-consolidated debt as of the close of 2002 was in foreign currency. The Company's non-consolidated flows are in pesos; therefore, a significant variation in the exchange rate could affect the Company's capacity to pay.

Risks Related to Majority Shareholders and the Capital Structure.

As of December 31, 2002, approximately 64.70% of América Movil's shares with the right to vote were directly or indirectly owned by the Company, whose principal shareholders are Carlos Slim Helú and members of his immediate family, and who may designate the majority of the members of our board of directors and affect the result of the other actions that require shareholders' votes.

Risk from Being a Shareholder.

The Company's shares are represented substantially by its subsidiaries' shares, which could be a risk factor for the Company.

Transactions with Affiliate Companies that Create Potential Conflicts of Interest

The Company carries out financial as well as business operations with some affiliates, with Telmex, Inbursa and GCarso, as part of its ordinary course of business and in accordance with market conditions. Operations with affiliate companies could generate potential conflicts of interest. (*See: Administration – and – Operations with Related Parties and Conflicts of Interest s- in Section 2, Number 4, Item b) of these presents*).

Governmental Regulation Could Adversely Affect the Company's Activities.

Given that the Company is a shareholder and all its operations are carried out by its subsidiaries, principally América Móvil, and given that América Móvil's operations are subject to considerable governmental regulation, the Company's operations could be adversely affected by legislative reforms and changes in regulatory policies. Agreements concerning the concession, construction, operation, sale, resale and interconnection of wireless-telecommunications services in Latin America and other countries are regulated to different extents by governmental authorities. Any governmental authority with jurisdiction over América Móvil's companies could adopt new provisions or modify provisions presently in effect, which could adversely affect América Móvil. In particular, regulation of the rates that operators can charge for their services could significantly and adversely affect América Móvil as it would reduce its profit margins. In Mexico, Telcel's operations are subject to considerable governmental regulation, principally by COFETEL, the Federal Antitrust Commission and the Federal Consumer Protection Agency, and could be adversely affected by legislative reforms or measures adopted by the government.

Many Latin American countries have already deregulated and privatized communication services, including wireless services, and many laws, regulations and instruments that govern América Móvil's operations in Argentina, Brazil, Colombia, El Salvador, Guatemala, Honduras and Nicaragua were made known or became effective recently; therefore, there are few precedents that allow América Móvil to predict the impact of these provisions on future operations. Said restrictions, which could consist in the establishment of preferences with respect to the title to concessions and in telecommunications shares remaining in the hands of national investors and not foreign investors, or in the hands of the government and not the private sector, could result in the impossibility for América Móvil or its subsidiaries to continue developing operations. These restrictions could result in lost earnings and investments in assts. To date, there are certain restrictions; which in general terms consists of limits to the maximum share ownership percentages that América Móvil may keep in its coinvestments in other countries (*See: - Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents*).

Volatility in Share Price

The Company's shares are subject to volatility. Volatility of the price of shares of AMTEL, as the holding company, is related to the volatility of América Móvil's shares.

d) Other Securities

In September 2002, América Telecom registered the shares representing its capital stock in the Securities Section of the RNV for trading on the BMV.

In addition, América Telecom has the following securities registered with the RNV:

Commercial Paper.

The Company has one line of commercial paper, totaling $2,000,000,000 Mexican pesos, which was authorized by the CNBV on September 2, 2002 and its maturity date was August 28, 2003. Said paper was placed with the support of Inversora Bursátil as the placement broker. At the end of May of said year, the aforementioned line totaling $2,000,000,000 Mexican pesos with a effective term between May 22 and 31, 2003. The rest is intended to be used before its maturity date. The table below shows the details of said commercial paper line.

GENERAL LIST OF EFFECTIVE LINES OF COMMERCIAL PAPER					
Issuer	Ticker	Authorized Amount	Authorization Date	Maturity	Official Communiqué
AmericaTelecom, S.A. De C.V.	Amtel	$2,000,000,000	02-Sep-02	28-Ago-03	DGE-478-14778

The Company has submitted, both to the CNBV and the BMV, the corresponding quarterly and annual information pursuant to the LMV and at that time, according to the applicable bulletins issued by the CNBV, principally Bulletin 11-33. As a result of the issuance of the Provisions, the Company has complied with all the corresponding information pursuant to the terms thereof, including, but not limited to, the annual information related to the annual ordinary shareholders' meeting, which includes the board of directors' report to the shareholders' meeting, the statutory auditor's report as set forth in Article 166 of the LGSM, the financial statements drawn up by Mancera and other applicable information. The financial information reported quarterly is accumulated and is accompanied by the information corresponding to the same period the year prior.

Likewise, the Company has submitted, in full and on time, since the time of its incorporation to date, the reports that applicable Mexican and foreign regulations require of it with respect to significant events and periodic information.

e) Significant Changes to the Rights or Shares Inscribed in the RNV

On May 2, 2002, pursuant to the resolution provisions of the shareholders' meeting whereat the spin-off from Telecom was resolved, the share certificates issued by the Company were distributed. Since that date, the Company's shares began to be traded in the BMV. Telecom's shareholders received one paid-in share of capital stock in the Company for each share comprising Telecom's capital stock to which they held title. Once they submitted their outstanding certificates to be exchanged. As of said date, the Company became a new issuer on the BMV, under the ticker symbol "AMTEL Serie A1".

Since the Company's shares were handed to the shareholders, the rights beholden to shareholders of the shares inscribed in the RNV have not experienced significant changes.

f) Public Documents

The Company's annual report a to December 31, 2002 was submitted pursuant to the applicable legal of said date to the BMV and the CNBV. It is available for investors on the BMV's webpage (www.bmv.com.mx).

Likewise, investor who so wished may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserrano@inbursa.com.mx

2) THE COMPANY

a) Issuer's Background and Development

Name

The Company is a variable capital business corporation duly incorporated under the laws of Mexico and denominated América Telecom, S.A. de C.V.

Incorporation

T he Company was incorporated as a variable capital business corporation as certified by public deed 108,937 dated December 5, 2001, under the hand and seal of Notary Public No. 129 in and for the Federal District, Mr. Ignacio Soto Borja y Anda. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under Commercial Folio 282,297 dated Decemeber 13, 2001. The duration of the company is ninety-nine years as of December 2001.

Address and Telephone Numbers

The Company's main offices are located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 5325-0586.

History and Description of Recent Events

On June 5, 2001, Telecom announced that it would begin the process to spin-off the entirety of the shares issued by América Móvil, owned by Telecom, to create a new financial entity to own the shares.

The spin-off was subject to the approval of Telecom's shareholders assembly, as well as the corresponding authorities. Telecom's board of directors deemed that América Móvil's business faced regulatory issues and its activities were very different from Telmex. Furthermore, it would seek greater flexibility in Telecom's corporate structure.

By virtue of the foregoing, Telecom's general extraordinary shareholders' meeting held on November 30, 2001, approved the spin-off, to incorporate a new Mexican corporation named América Telecom, S.A. de C.V. As a result of the spin-off from Telecom, a Company was incorporated to own the shares of América Móvil, even those that were owned by Telecom. The purpose of the spin-off was to improve the capacity of both América Telecom and Telecom in order to face the future challenges and opportunities. Thus, as of December 2001, the Company's main investment consisted of shares representative of América Móvil's capital stock and was complemented with other minor investments, while Telecom's main investment consisted of shares representing Telmex' capital stock.

The establishment of two different public companies via the spin-off has been beneficial for both the Company and Telecom, since the administration and corporate strategies focus more specifically on the circumstances specific to each business, and each company can adopt a financial strategy than reflects its particular risks and potential yields.

As of May 2, 2002, the certificates issued by the Company were distributed. Telecom shareholders received one paid-in share of capital stock of the Company for each share of Telecom's

capital stock by submitting the outstanding certificates that they owned.

For a more detailed explanation of the spin-off from Telecom and the incorporation of the Company, consult the Information Leaflet required by Article 14 Bis 1 of the Securities Exchange Law. This is available on BMV's website, www.bmv.com.mx.

Precedents of the Company's Subsidiaries and Associate Companies

On June 24, 1996, with the incorporation of Telecom, all Telmex shares owned by GCarso were transferred to Telecom as were the options equally acquired by GCarso.

In September 2000, Telmex announced it would spin off the cellular-telephone business and the majority of its international investments, to create the new company of América Móvil. The purpose of the spin-off, approved by Telmex' board of directors, was to create two companies with different administrations, each focused on its business to quickly and efficiently capitalize on the challenges and opportunities that could arise in their respective markets. Telmex shareholders received an equal number of América Móvil's shares.

In November 2000, the spin-off from Telmex became effective. Once the registration processes for América Móvil were approved by Mexican and foreign authorities, its series-L, series-A shares and ADS were listed on the Mexican Stock Market, the New York Stock Exchange and the Madrid Stock Exchange in the first quarter of 2001.

América Móvil became the largest wireless provider in Latin America and one of the ten largest wireless providers in the world. América Móvil is comprised of the cellular-telephone business in Mexico and the majority of the international investments made by Telmex in the last years.

Principal Investments

The number of América Móvil's shares and the equity interest regarding the total number of shares from each series that the Company owns to December 31, 2002 are set forth in the following.

	Number of Shares (thousands)	% of Equity Interest
Series	**2,002**	**2002**
AA	2,500,000	19.3%
A	48,139	0.4%
L	1,692,802	13.1%

In 2002, the Company acquired 68.114 million series-L shares of América Móvil, which cost a total of $469.7 million pesos.

b) Description of the Business

América Telecom's principal strategy consists of maintaining share participation in América Móvil and in identifying opportunities and seeking development thereof in the wireless-telecommunications sector, primarily in Mexico, Latin America and the Hispanic community of the

United States.

The Company arose from a spin-off from Telecom on November 30, 2001 for the purpose of separating activities related to the wireless-telephone sector and other international businesses, which are presently concentrated in América Móvil.

i) Principal Activity

The Company is a pure holding company of shares from other companies, principally América Móvil, mainly AMX. Its primary operations are carried out by its subsidiaries and consist of providing telecommunications services at the national and international level to residential and business clients that pursue a wide range of activities.

As of December 31, 2002, the shares issued by América Móvil, property of the Company, represented 99% of its total assets. América Móvil is the largest wireless-communication service provider in Latin America and one of the ten largest in the world, with more than 31 million cellular subscribers in seven countries at the end of 2002. By means of its subsidiary Telcel, América Móvil offers cellular-telecommunication services in the nine regions into which the territory of Mexico is divided by means of a network that covers approximately 34% of said territory, including the main cities, and reaches approximately 90% of the national population. As of December 31, 2002, Telcel had 20.1 million subscribers.

In addition, América Móvil participates in the telecommunications industries in Brazil, Guatemala, Colombia, Ecuador, United States, Argentina, and Nicaragua. *(See: Information About the Company in Section 2 of these presents).*

ii) Distribution Channels

As mentioned, The Company is a pure shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly América Móvil. *(See: Information About the Company in Section 2 of these presents).)*

iii) Patents, Trademarks, Licenses and Other Agreements

The Company directly does not own patents, licenses or trademarks. However, América Móvil has various patents, licenses and trademarks registered. *(See: Information About the Company in Section 2 of these presents).*

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly América Móvil. *(See: Information About the Company in Section 2 of these presents).*

v) Applicable Legislation and Taxes

The Company is subject to compliance with the laws, regulations and provisions applicable to any variable-capital corporation, such as the Commercial Code, the LGSM, the LMV and all tax provisions.

Governmental regulation could harm our international businesses. Our international businesses are subject to a wide range of governmental regulation that could adversely affect said businesses upon changes in laws, regulations or regulatory policies. Any authority with jurisdiction over our businesses could adopt or change regulations or take actions that could adversely affect us.

América Móvil is subject to certain provisions in the General Communication Routes Law, the Federal Telecommunications Law and various concessions granted to Telcel. *(See: Legal System in Section 2 of these presents).*

vi) Human Resources

Given that the Company is a pure holding company, it does not have employees. However, its subsidiaries have approximately 17,553 employees, of whom 17% are executive or management employees. Eighty three percent of all personnel are unionized. The Company has no direct relation with any union whatsoever; relations with unions take place at the subsidiary level, particularly by means of América Móvil.

vii) Environmental Measures

Because the Company is solely a holding company whose only assets are comprised of dhares in other corporations, the Company does not have an environmental policy, not does it have environmental certificates or acknowledgements.

viii) Market Information

The Company is a pure holding company whose primary investment is directed at the telecommunications sector. In 2002, América Telecom and its subsidiaries maintained their leadership position in the domestic market and an important presence in various Latin American countries, being top level participants in the telecommunications industry.

With respect to its competition, and as a pure holding company, there are groups that have been formed and that are channeling investments into the same sector of telecommunications, both nationally and internationally.

The Company believes its leadership in the national economy, its experience in the telecommunications sector and the capacity of its administration give it strength for developing the business in Mexico and Latin America. Nevertheless, there are other groups that compete or that are disposed to compete in the same markets in which América Telecom participates. *(See: Information About the Company in Section 2 of these presents)*

ix) Corporate Structure

América Telecom is not part of a group and is a shareholding company, principally of América Móvil, a company in which, as of the close of 2002, it held 32.83% of the total shares and 64.70% of the shares with the right to vote. The Company has business relationships with subsidiaries, mainly offering them technical and financial support, for which it receives income.

América Telecom, by means of its subsidiary América Móvil, has investments in subsidiary and associated companies in the telecommunications sector in Mexico, Guatemala, Ecuador, Brazil, Argentina, Colombia, Nicaragua and the United States.

The following table lists América Móvil's main subsidiaries as of June 11, 2003:

Name of Company	Place of Incorporation	Equity Interest
Sercotel, S.A. de C.V.	Mexico	100.0%
AM Treasury, LLC	Delaware	100.0
Telcel (Radiomóvil Dipsa, S.A. de C.V.)	Mexico	100.0
SubDipsa Treasury LLC	Delaware	100.0
TracFone Wireless, Inc.	Florida	97.8
Telecom Americas Ltd.(2)(3)	Bermuda	97.4
ATL—Algar Telecom Leste S.A.(4)	Brazil	97.4
Tess S.A.(4)	Brazil	97.4
Americel S.A.(4)	Brazil	79.5
Telet S.A.(4)	Brazil	79.4
BSE S.A.	Brazil	82.0
Albra Telecomunicacoes Ltda.	Brazil	97.4
Alecan Telecomunicacoes Ltda.	Brazil	97.4
Stemar Telecomunicacoes Ltda.	Brazil	97.4
Comunicación Celular S.A. (Comcel)	Colombia	95.7
Occidente y Caribe Celular S.A. (Occel)(5)	Colombia	95.8
Celcaribe S.A.(6)	Colombia	94.0
Telecomunicaciones de Guatemala, S.A.	Guatemala	97.3
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	97.3
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	97.3
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL	Ecuador	80.6
Techtel—LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0
Telstar, S.A.	Uruguay	60.0
Speedy Móvil, S.A. de C.V.	Mexico	85.0
CompUSA, Inc.	Delaware	49.0

(1) Percentage of equity interest owned by América Móvil, whether directly or indirectly through its subsidiaries and affiliates.

(2) Regarding the interest held through Telecom Americas, the term of the equity interest includes the shares that the latter owns whether directly or indirectly and the shares that are subject to options or other contractual rights (that may be subject to legal requirements or other conditions) in favor thereof.

(3) This includes the shares that Telecom Americas Ltd. must issue in favor of América Móvil on June 11, 2003 as a result of a capital increase that has been approved already. To date, América Móvil has a 96.9% equito interest in Telecom Americas.

(4) Telecom Americas, directly or indirectly, has an equity interest with a right to vote of 19.9% in ATL, Tess, Americel and Telet. Although América Móvil does not own the majority of the shares with a right to vote of such companies, it consolidates the results thereof because it owns practically all their economic interests and exercises control over said companies. Therefore, América Móvil deems that the consolidation is necessary to correctly present its financial situation and its operational earnings.

(5) Comcel has a direct equity interest of 36.6% in Occel, and América Móvil has an indirect equity interest of 60.8% in Occel.

Comcel has a direct equity interest of 93.3% in Celcaribe, and América Móvil has an indirect equity interest of 4.7% in Celcaribe.

x) Description of Main Assets

The Company's main assets are shares of América Móvil. Approximately 99% of the Company's total assets are in shares representing América Móvil's capital stock.

As part of the Company's loan agreements, the Company occasionally grants guaranties with América Móvil's shares. At the close of 2002, The Company had two loans guaranteed with América Móvil's shares. Said loans are described below:

- On September 18 and October 30, 2001, the Company entered into a loan agreement for the amount of $124,185,000 UDS with JP Morgan Chase (Chase). As collateral, the Company gave 9,700,000 ADR's that represent 194 million of series L shares of América Móvil, which will be released to the Company on September 18 and November 4, 2003, respectively. On said dates the amount of the loan must be paid. As a result of such financing, the Company pays quarterly interests at a LIBOR rate of 1.36%.

- On October 24 and December 18, 2002, the Company received loans from JP Morgan Chase that totaled $140,000,000 USD. As collateral, the Company gave 9,942,778 ADR's that represent 199 million of series L shares of América Móvil, which will be released to the Company on October 21 and December 19, 2005. On said dates the amount of the loan must be paid. As a result of such financing, the Company pays quarterly interests at a LIBOR rate of 1.25%.

The guaranties shall be exercised by the counterpart should the Company fail in its obligation to pay the loan.

xi) Judicial, Administrative or Arbitration Proceedings

The Company, at the holding level, has no pending legal matters or pending legal, administrative or judicial proceedings to date. Nevertheless, its subsidiary América Móvil indeed has pending legal suits, which are described in Section 2 herein.

xii) Shares Representing the Capital

The Company's subscribed and paid-in capital stock totaled $959,156,644.00 pesos, represented by 3,740,378,299 (three billion seven hundred and forty million three hundred and seventy eight thousand two hundred and ninety nine) common or ordinary shares with full right to vote, without par value, entirely subscribed and paid-in, and corresponding to series-A-1 shares representing the fixed capital stock, taking into account the shares repurchased by the Company under the terms set forth in Article 14 Bis of the LMV. Since its incorporation, the Company has not increased its capital.

xiii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish, which include a reserve for the repurchase the shares of the Company. The remainder net profit, if any, may be paid as

dividends.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company.

Since its incorporation, the Company has not ordered the payment of dividends due to its investment obligations and the payment of servicing of debt, the Company has been unable to pay dividends to its shareholders. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

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3) FINANCIAL INFORMATION

a) Selected Financial Information

The following comments should be read together with the consolidated financial statements and their notes, which are included in this annual report.

The PCGA require that financial statements acknowledge the effects of inflation, especially: (a) non-monetary assets, including properties, plants and equipment, with the net worth expressed taking into account the effects of inflation; (b) earnings and losses in purchasing power for ownership of monetary liabilities and assets listed under revenue; and (c) the expression of all financial statement in constant pesos to December 31, 2002.

The consolidated financial statements include accounts pertaining to América Móvil and its Subsidiaries, the companies operate in the telecommunications sector or render services related to this activity.

The Company's earnings at the close of 2001 were restructured in order to be compared, excluding Telmex's earnings both in 2001 as well as 2000. The net effect of Telmex' earnings were submitted as spun-off operations.

The minority interest expressed in the attached financial statements refers basically to the participation of other shareholders of América Móvil.

Important inter-company balances and operations have been eliminated from the consolidated financial statements.

The following table shows the Company's selected consolidated financial information for the last three fiscal years, which comes from and must be read along with the company's audited financial statements. Said statements have been audited by Mancera, S.C.

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Pesos to December 2002 *(Thousands of Pesos)*

Description	2002	2001
Net Sales	57,461,382	43,721,656
Gross Profits	24,754,775	20,236,647
Operating Profit	12,609,354	6,419,621
Majority Net Profits (loss)	1,490,036	-167,269
Majority Net Profits (loss) per Shares	0.397	(0.022)
Investments in Plant, Properties and Equipment	24,512,258	11,699,676
Depreciation and Amortization during the Fiscal Year	8,294,058	4,732,373
Total Assets	113,258,105	98,737,622
Long-Term Debt	40,401,095	22,647,445
Consolidated Net Worth	44,681,162	55,625,990
Data	-	-
Profits (loss) Majority of	1,490,036	-167,269
Share Average	3,752,000,000	3,765,800,000
Majority Net Profits (loss) per Common Shares	0.397	(0.022)
Aquisition of Plant, Properties and Equipment	24,512,258	11,699,676

b) Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation

The Company is solely holding company; however, at a consolidated level through AMX, its subsidiary, it operates primarily in the local, long distance and cellular telephone sectors. For more information about AMX, (*See:* Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation *in Section 2 of these presents*)

c) Information about Significant Loans

Syndicated Loans

During 2001 and 2002, the Company entered into loan agreements for $500 million USD; $200 million USD and $400 million USD.

From the first loan for $500 million USD, $100 million USD were paid in 2002 and the maturity date of the remainder $400 is January 2005, generating interest at a 1.0% Libor rate.

The maturity date for the second loan for $200 million USD is May 2005, generating interest at a 1.0% Libor rate.

The third loan for $400 million USD is structured in 3 parts (loan A, B, and C for $121 USD, $137 USD and $142 USD million, respectively. These mature in 2003, 2005 and 2007, generating an interest rate at 0.75% Libor rate, 1.10% Libor rate and 1.35% Libor rate, respectively.

Stock-Market Certificates.

In August 2001 and January 2002, the CNBV authorized two programs for the Company to issue unsecured stock-market certificates in the amount $5 billion each. Telcel acted as the third party guarantee.

During 2001, the Company made three issuances, which were covered by the first program. These issuances were in the amount of $1.5, $1.75 and $1.75 billion. They matured in 2006, 2003 and 2006 and generated interests at a fixed annual rate of 11.33%, "TIIE" for 28 days plus 0.35 and CETES for 182 days plus 1.20%, respectively.

During 2002, the Company made seven issuances, which were covered by the second program. These varied from $400 million up to $1.25 billion. Their maturities fluctuated between 3 and 7 years. In terms of the foregoing issuances, three paid a fixed annual rate that varied between 10.40% and 10.45%. The remaining four paid a floating rate determined by the differential over the CETES rate.

In general the aforementioned loans contain certain restrictions that include, among others, the keeping certain financial ratios, undertaking an additional debt and the sale of certain assets of the group. To December 31, 2002, the Company has complied with said conditions.

During 2001 and 2002, the Company established credit lines for up to $1.08 billion USD with guarantees by credit institutions for exports as a result of the acquisition of the telecommunications equipment. These loans were amortized each semester and generated interests at a Libor rate + 0.20% to Libor + 1.65% with maturities between 2005 and 2009.

d) Comments and Analysis of the Administration About the Issuer's Operation Earnings and Financial Situation

i) Operation Earnings

Almost all of the Company's consolidated revenue comes from AMX's earnings, AMX being is principal subsidiary. Presently, the company has generated revenue from rendering services under and agreement celebrated with AMX, to which Amtel renders consulting services related to operations and financial administration. The agreement's duration is one year and can be extended indefinitely.

Consolidated revenue in 2002 reached $57.461 billion pesos, 31.4% more than the year prior. This growth was due mainly to the increase in income earned in Mexico from AMX and to the consolidation, as of 2002, of the income from AMX operations in Colombia and Brazil.

The Company's consolidated operating profit was $12.609 billion pesos in 2002, representing 96.4% growth over the $6.420 billion pesos reported in fiscal year 2001. The operational margin went from 14.7% in 2001 to 21.9%.

The Company's EBITDA reached $20.903 billion pesos, an 87.4% increase over the $11.152 billion pesos registered in 2001.

The Company's noticeable growth, combined with AMX's adoption of measures of cost scaling and control, contributed to the growth of Amtel's Operating Earnings and EBITDA.

The total cost of financing came to $136 billion pesos, greater than the $641 billion pesos registered the previous year. This increase is due mostly to the increase in interests paid and in the monetary exchange rate loss registered by AMX.

Net minority profit prior to interests increased $4.451 billion pesos in 2002, which can be compared to the $1.091 billion pesos loss in 2001. The net majority profit increased to $1.490 billion pesos, compared to the $167 billion pesos loss, registered in 2001.

In addition to operating profits, the Company receives, as part of its cash flow, dividends from AMX shares. In fiscal year 2002, the Company received dividends from América Móvil for approximately $230 million pesos, at $0.06 per share.

Accounting Policies and Practices

For a description of the principal accounting policies and practices, see Note 1, paragraph II, of the Company's Financial Statements through December 31, 2002, which are attached to this report.

ii) Financial Situation, Liquidity and Capital Resources

Internal and External Sources of Liquidity

The internal sources of liquidity come from the Company's subsidiaries' generation of flow.

The external sources of liquidity mainly come from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt, such as medium-term promissory notes or stock-market certificiates.

Amount of Indebtedness

The liabilities with costs for the Company to December 31, 2002 reached $5.966 billions of

pesos. The Company's cash and temporary investments totaled $9.214 billions of pesos. Therefore, the Company's net debt at the close of 2002 totaled $41.752 billions of pesos.

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Debt

Short and long term debt is comprised as follows:

Description	Rate 2002	Maturity from 2003 to	Total 2002	Rate 2001	Maturity from 2002 to	Total 2001
			Dollars			
Promissory note	3.40%	2003	$386,390			
Loans, JP Morgan Chase Bank	L + 1.36 y L + 1.25	2005	2,724,413	L+ 1.36	2007	$ 1,216,543
Loans, Exim Banks	L+.20 a L+1.65	2009	8,452,503	L+.20 a L+1.65	2008	7,290,227
Syndicated Loans	L+.75 a L+1.35	2007	10,312,500	L+ .625 a L+1.00	2005	4,831,705
Fixed Revenue(1)	3.62%	2004	3,232,392			
Lines of Credit	L-.34 a L+1.50	2006	7,378,588	L+.625 a L+1.50	2006	4,192,551
Suppliers	3.1675% a 10%	2004	619,049	4.98% a 7.81%	2003	570,652
Others	UMBNDES 4.5% to UMBNDES 5.0%	2008	752,810			
Subtotal in Dollars			33,858,645			18,101,678
			Mexican Pesos			
Stock-market certificates	(5)	2009	10,000,000	(6)	2006	5,285,000
Commercial Paper	7.69%	2003	1,029,591			
Lines of Credit	$TIIE_{28}$ +1	2004	800,000	TIIE + 1	2002 and 2004	528,500
Stock-Market Note	$TIIE_{28}$ +1	2004	1,140,900	TIIE + 1	2002 and 2004	3,810,485
Subtotal in Mexican Pesos			12,970,491			9,623,985
			Reales			
Syndicated Loans	TJLP + 2.80% a TJLP +5.00%	2007	2,186,250			
Fixed Revenue	CDI + 1.20	NA	890,196			
Concession Purchases	12% + Inflation.	2010	887,463			
Subtotal in Reales			3,963,909			
			Other Currencies (2)			
Lines of Credit Financial	9%	2003	171,717			

Leasing	13%	2005	1,152	8.75%	2003	2,226
Subtotal in Other Currencies			172,869			2,226
Total Debt			50,965,914			27,727,889
Menos: deuda a corto plazo y porción circulante de deuda a largo plazo			12,613,913			7,213,627
Long-Term Debt			$ 38,352,001			$20,514,262

1) The note for $1,753,125 with BCI is free. It was paid in March 2003.

2) Other currency includes Quetzales.

3) The syndicated loan for $400 USD is guaranteed by Telcel, América Móvil and Telgua.

4) 10.40% a 11.33%; TIIE28 + .35; Cetes91 + 1.05 a Cetes91 + 1.08; Cetes182 + 1.00 a Cetes182 + 1.20

5) 11.33%; TIIE28 + .35; Cetes182 + 1.20

Policies Applicable to the Treasury

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings and that have guidelines regarding diversification and maturity that seek security and liquidity.

The cash and temporary investments are kept in pesos or in dollars depending upon the investment requirements and liquidity necessities of every subsidiary based upon its cash flow and debt structure.

Important Investments in Capital

At the date of this report, the Company has no compromising investments in capital.

iii) Internal Control

The fulfillment of the rules for internal control by the Company is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditory committee comprised of board members whereby the chairman and the majority thereof are independent. Said committee is in charge of implementing, together with certain officers of the Company, systems for internal control in order to verify the transactions carried out and registered by the Company as set forth by management and PCGA.

The Company is audited by an affiliated company and its subsidiaries are audited by their own internal auditory departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with their respective Internal Control Policies and Procedures Manual.

Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for AMX *(See: Use of Estimates in Certain Accounting Policies in Section 2 of these presents).*

4) ADMINISTRATION

a) External Auditors

The Company's consolidated financial statements were audited by Mancera, S.C. Since the Company's incorporation, there has not been a change in the external auditors. The designation of the auditors complies with the principles set forth in the LMV and the Provisions, that is to say the external auditors are selected by the auditing committee, which celebrates the service-rendering agreement with the auditors, certifies their independence and sets the fees to be paid for the auditing.

Since the Company's incorporation, the external auditors have not issued a report with reservations or a negative report nor have they abstained from issuing a report concerning the Company's financial statements. In fiscal year 2002, the external auditors did not render services to the Company beyond auditing services.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2002;

b) The Audit Committee interviewed the Company's external auditors in order to verify that they would indeed comply with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera, S.C. member of Ernst & Young Global as its external auditors for the fiscal year ending on December 31, 2002.

b) Operations with Related Parties and Conflicts of Interest

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, Inbursa and GCarso. It plans to continue these operations in the future.

Among said operations, it should be pointed out that the Company has made various public offers to place debt instruments, including the placement of the aforementioned commercial paper and stock-market notes, for which Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa has advised it with respect to said processes.

Likewise, the Company receives various financial services from Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, which includes opening checking and investment accounts and approval of credit lines; however, to date the Company has not disposed of the loans approved by said bank.

Finally, the Company maintains business relations with Telmex and/or its subsidiaries as part of its ordinary course of business, receiving from such telephone and internet services, etc., which are contracted under market conditions. Moreover, the Company periodically renders consulting services to América Móvil, S.A. de C.V.

c) Directors and Shareholders

The Company's administration and operations are entrusted to a board of directors. The board of directors is presently comprised of six full members and six substitute members, who are chosen to serve for one year. Substitute members may substitute, at board meetings, for substitute members who do not attend meetings and do not participate in the board of directors' activities. Pursuant to the Company's bylaws, the board of directors shall be comprised of the number of full and substitute members that the general shareholders' meeting so determines, and such may not be fewer than five.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

3) Open or close offices, branches or agencies;

4) Enter into, amend, terminate or cancel agreements;

5) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

6) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney;

7) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

8) Summon shareholders' meetings and execute the resolutions adopted thereby;

9) It is the board of director's exclusive right to determine in manner in which the votes pertaining to the shares owned by the Corporations shall be cast during the Shareholders' Meetings of the companies in which the Company owns the majority of the shares.

10) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's

administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. Said members were appointed since the Company was incorporated and were ratified by the general ordinary shareholders' meeting held on April 7, 2003. Nevertheless, the persons that were appointed in such manner will continue to occupying such offices even when the fiscal year has concluded until the meeting has made new appointments and the board members that were designated take office.

Name	*Title*	*Seniority (years)*	*Kind of Member*
Shareholding Members			
Carlos Slim Helú	Honorary Chairman for Life	6	Shareholding Member
Carlos Slim Domit	Chairman	6	Shareholding Member
Jaime Chico Pardo	Vice-chairman	6	Related
Claudio X. González Laporte	Member	6	Independent
José Kuri Harfush	Member	6	Independent
Juan Antonio Pérez Simón	Member	6	Independent
Arturo Elías Ayub	Substitute Board Member	6	Shareholding Member Related
Humberto Gutiérrez Olvera-Zubizarreta	Substitute Board Member	6	Related
Daniel Hajj Aboumrad	Substitute Board Member	6	Shareholding Member
Marco Antonio Slim Domit	Substitute Board Member	6	Shareholding Member
Marco Antonio Slim Domit	Substitute Board Member	6	Shareholding Member
Patrick Slim Domit	Substitute Board Member	6	Shareholding Member
Eduardo Valdés Acra	Substitute Board Member	6	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood	Relationship by Marriage
First Degree (straight line) Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú	
• Second Degree (transversal line) Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim Domit	• Second Degree (transversal line) Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Domit, Marco Antonio Slim Domit y Patrick Slim Domit

Shareholding Members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 63 years old. He has worked as a CEO or board member of the following corporations: Telmex (Chairman); América Móvil (Chairman); CGT (Honorary Chairman for Life); GCarso (Honorary Chairman for Life); Inbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of Grupo Financiero Inbursa and of. Patrick Slim Domit, Vice-Chairman of the board of directors of GCarso.

Carlos Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 36 years old. He is the Chairman of the board of directors of the Company as well as Chairman of the Board of Directors of Gcarso. He is a board member of the following companies, among others: Grupo Sanborns, S.A. de C.V.; Sanborn Hermanos, S. A.; Promotora Snborns, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris México); Grupo Condumex, S.A. de C.V.; Telmex; CGT; and Promotora Musical, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 62 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborn Hermanos, S.A. He is a shareholding member for the following companies: CGT; GCarso; Grupo Financiero Inbursa; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; Industria Nacobre, S.A de C.V.; Empresas Frisco, S.A. de C.V.; and other affiliates of Telmex and GCarso.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 69 years old. He is a board member of the following companies: Gcarso; CGT; Telmex; Inbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. Since January 1995, he has been the CEO of Telmex. He is 53 years old. Additionally he is the Vice-chairman of the board of directors of Telmex and board member of CGT. In the past, he served as CEO of Grupo Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México).

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 54 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, Gcarso and Grupo Sanborns, S.A. de C.V.

Substitute Members

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as CEO of Inbursa. He is 35 years old. Likewise, he is CEO of Banco Inbursa, S.A. The corporations in which he is a board member are: Inbursa, as well as all of its subsidiaries, GCarso; América Móvil; CGT; Telmex; and Sears Roebuck de Mexico, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since October 2000 he has served as an executive at Telmex and as Vice-chairman of GCarso. He has been the CEO of GCarso and of Industrias Nacobre, S.A. de C.V. since 1994. He is 34 years old. He is a board member of the following companies: GCarso; America Móvil; CGT; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco S.A. de C.V.; Sears Roebuck de México, S.A. de C. V.; Cigarros la Tabacalera Mexicana, S.A. de C.V., and Industrias Nacobre, S.A. de C.V. He is the some of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 37 years old. He is a board member of the following companies: Telmex; GCarso; América Móvil; CGT; and Sears Roebuck de México, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Iberoamericana. Currently, he is the Vice-chairman of Inbursa and CEO of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. He is 39 years old. He is a board member of the following companies: Inbursa and all its subsidiaries; Hoteles Calinda S.A. de C.V.; Gcarso; CGT and Telmex.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 37 years old. He is the CEO of América Móvil, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: Gcarso; Phillip Morris México, S.A de C.V. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Humberto Gutiérrez Olvera Zubizarreta has a bachelor's degree in accounting from the School of Banking and Commerce. He is 62 years old. He is presently the CEO of GCarso and of Grupo Condumex S.A. de C.V. Additionally, he is a board member of the following companies: GCarso, CGT, Telmex, Grupo Financiero Inbursa, Grupo Condumex, S.A. de C.V., Ferrosur, S.A. de C.V., Grupo Primex, S.A. de C.V., Química Flúor, S.A de C.V., and Chairman of the board of directors of Empresas frisco, S.A de C.V. and of Industrias Nacobre, S.A. de C.V.

Board Members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are

beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue of the Corporation's public nature.

Nevertheless and pursuant to the information obtained by the certificates and shareholders' lists referred to by Article 78 of the LMV provided by the shareholders or shareholders' representatives that attend the general ordinary shareholders' meeting dated June 11, 2002, the board members Messrs. Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit and Juan Antonio Pérez Simón had an individual equity interest, direct or indirect, of more than 1% of the outstanding capital stock of the Company.

Remuneration for Board Members and Officers

During the fiscal year ending on December 31, 2002, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $40,000 MXP per member for all the meetings held throughout 2002.

Officers

The Company does not have employees since it is only a shareholder. Mr. Daniel Hajj Aboumrad is the CEO, in addition to being the CEO of América Móvil, and did not receive any payment whatsoever from the Company for the 2002 fiscal year.

Statutory Auditors

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera, S.C. The substitute statutory auditor is Public Accountant Fernando Espinoza López.

Comité de Auditoría

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;
- Give an opinion about transactions with related persons, and
- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article Twenty-Four, Section XV of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse; the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

José Kuri Harfush	Chairman
Juan Antonio Pérez Simón	
Eduardo Valdés Acra	

Said committee has at least one finance expert.

d) Bylaws and other Agreements

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

General Information The Company was incorporated on December 5, 1996 as a variable capital business corporations derived from the spin-off from CGT, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 1,026,583,810 series-A1 shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock. Shares can be subscribed by Mexican and foreign investors.

Neither the Company nor any of its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

Stock Registry Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' meetings Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Company's performance

and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares. The quorum needed for the first summons of a general extraordinary shareholders' meeting or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting. In order for a special shareholders' meeting to adopt a resolution, whether by a first or ulterior call, the favorable vote of the at least 50% of the outstanding shares is needed. The bylaws require the approval of the shareholders that own at least 95% of the Company's outstanding shares and the approval of the CNBV for the amendment to the majority shareholders' obligation pursuant to the bylaws in terms of share repurchase and certain other provisions in case the registry is cancelled.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other

reserve funds established by the shareholders. These include a fund to repurchase their shares from the Company. The remainder of the net profits, if any, shall be available for distribution as.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done prorated manner or by draw. Also, shareholders may approve amortization of shares fully paid-in with profits withheld. Said amortization would be carried out by means of a share repurchased in the BMV (should the shares be registered therein).

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary meeting.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Company shall directly admit, as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause.

Minimum Fixed and Variable Capital As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. The issuance of shares of variable capital stock contrary to the shares of the fixed portion does not require an amendment to the bylaws; however, the approval of the general ordinary shareholders' meeting is needed.

According to the bylaws and the provisions of the CNBV, the variable portion of the capital may not be more than ten times the Company's fixed portion of the capital (the "Minimum Capital") set forth in the bylaws. Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's variable portion of the capital stock shall be carried out at the lesser of (i) 95.0% of the average share price traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share of the variable portion of the capital stock calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) for the fiscal year at the close of which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the Bylaws, the duration of the Company is indefinite.

Share Repurchase At any time, the Company may repurchase its own shares through the BMV at any time at the prevalent market price. Said repurchase must be approved by the board of directors. In the case of said repurchase, it shall be charged to the net worth while said shares pertain to the issuer or, should it be resolved that they be returned to the treasury, the Company's capital stock shall be automatically reduced by an amount equal to the theoretical value of each repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares prior to said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are resold for an amount equal to their assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating the quorum or vote in any shareholders' meeting during said period.

Repurchase in the Case of Registry Cancellation If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Company or pursuant to a resolution adopted by the CNBV, then the Company's bylaws and the CNBV's regulations require that majority shareholders must make a public tender to purchase the shares that were previously owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price of the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer. Pursuant to the bylaws, the Company's majority shareholders are not required to purchase the shares owned by the minority shareholders if the shareholders of all the Company's outstanding shares approve the cancellation of the share registry in the RNV.

Shareholders' Conflict of Interest Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her

interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Right to Withdraw At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15.0% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

The Amendment to the LMV and other provisions. On June 1, 2001, the Official Daily Gazette published the decree by which the LMV and the National Banking and Securities Commission Law were amended. The Company's bylaws have been adapted already to them LMV amendments published in the Official Daily Gazette on June 1, 2001.

Afterwards on March 19, 2003, the general provisions applicable to securities issuers and other market participants were published in the Official Daily Gazette. These set forth certain issues that must be included in the Company's bylaws. Pursuant to the Provisions, the Company has a term till December 31, 2003 to include the amendments. Therefore, it is anticipated that during the next months, the Company shall summon an extraordinary shareholders' meeting to resolve about the amendment to certain clauses of the bylaws.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "Directors and Shareholders – Duties of the Auditing Committee."

Restrictions There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

[Space left blank intentionally]

5) STOCK MARKET

a) Shareholder Structure

The Company has authorized 3,935,077,043 ordinary series-A-1 shares, which are registered, without par value and include the right to vote. As of December 31, 2002, 3,740,378,299 shares were outstanding.

b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last two fiscal years.



	2T02	3T02	4T02
Volumen	106,971,300	100,415,200	69,640,700
Maximum	8.49	6.64	6.63
Minimum	5.55	5.15	5.60
Closure	5.96	5.59	6.10

Below is an information table that shows the monthly performance of the shares in the BMV during the last fiscal year.

[Space left blank intentionally]


May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02

	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Volumen	65,950,500	41,020,800	37,798,700	38,115,200	24,501,300	21,592,700	27,262,800	20,785,200
Maximum	8.49	7.43	6.64	6.50	6.35	6.50	6.63	6.63
Minimum	7.38	5.55	5.61	5.15	5.50	5.60	5.80	6.05
Closure	7.38	5.96	5.75	6.30	5.59	6.20	6.61	6.10

6) PERSONS IN CHARGE

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, Director of Finance, and Chief Counsel

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

> "We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

Date:

[Signature on the original document].
MR.DANIEL HAJJ ABOUMRAD
CEO

Date:

[Signature on the original document]
MR. ARMANDO IBÁÑEZ VÁZQUEZ[1]
Director of Administration and Finance

[1] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such Chief Legal Counsel.

External Auditor

Pursuant to Article 33, Item b), of the "General provisions applicable to securities issuers and other stock market participants," published in the Federal Official Gazette on March 19, 2003 and exclusively regarding information in the audited financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

I hereby state under oath that the financial statements for América Telecom, S.A. de C.V. and its subsidiaries to December 31, 2002 and 2001 contained in this annual report were audited according to the generally accepted accounting principles. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err.

By: Signature on the original document

Name: Francisco Álvarez del Campo

Title: External Auditor

AMÉRICA TELECOM, S.A. DE C.V.

Consolidated Financial Statements

Years Ended December 31, 2002 and 2001
with Report of Independent Auditors

AMÉRICA TELECOM, S.A. DE C.V.

Consolidated Financial Statements

Years Ended December 31, 2002 and 2001

Contents

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
América Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of some of the subsidiaries at December 31, 2002 and 2001, which collectively account for approximating 8% and 10% of operating revenues and 10% and 11% of total assets in 2002 and 2001, respectively, as well as the financial statements of some of the affiliates at December 31, 2001, which collectively account for 21% of total assets and 90% of total equity in the results of affiliates at such date were examined by other independent auditors, and our opinion, insofar as it relates to the financial information of such subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Francisco Alvarez

Mexico City
February 25, 2003

REPORT OF STATUTORY AUDITOR

To the Stockholders of
América Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of América Telecom, S.A. de C.V., I am pleased to present my report on the financial statements for the year ended December 31, 2002, as submitted to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor, the stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors dated February 25, 2003, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my examination and the report of the other independent auditors mentioned in the preceding paragraph , the accounting and reporting policies and criteria observed by the Company in the preparation of the financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned financial statements present accurately, fairly and sufficiently, in all material respects, the financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Alberto Tiburcio
Statutory Auditor

Mexico City
February 25, 2003

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

		December 31, 2002		December 31, 2001
Assets				
Current assets:				
Cash and short-term investments	Ps.	**9,214,570**	Ps.	2,672,093
Marketable securities (Note 3)		**1,452,440**		11,214,363
Accounts receivable, net (Note 4)		**6,272,868**		4,647,075
Related parties (Note 15)		**586,129**		1,796,567
Inventories, net (Note 5)		**3,007,784**		3,602,490
Prepaid expenses and other current assets		**910,381**		664,634
Total current assets		**21,444,172**		24,597,222
Long-term and other investments (Note 8)		**3,165,159**		24,768,534
Plant, property and equipment, net (Note 6)		**60,588,631**		42,256,562
Licenses, net (Note 7)		**15,374,134**		2,615,390
Trademarks (Note 8)		**6,537,011**		
Goodwill, net (Note 8)		**6,148,998**		4,499,914
Total assets	**Ps.**	**113,258,105**	Ps.	98,737,622
Liabilities and stockholders' equity				
Current liabilities:				
Short-term debt and current portion of long-term debt (Note 12)	**Ps.**	**12,613,913**	Ps.	7,213,627
Accounts payable and accrued liabilities (Note 11)		**10,964,663**		10,094,376
Taxes payable		**1,853,218**		1,253,302
Related parties (Note 15)		**44,669**		340,573
Deferred revenues		**2,699,385**		1,562,309
Total current liabilities		**28,175,848**		20,464,187
Long-term debt (Note 12)		**38,352,001**		20,514,262
Deferred taxes (Note 17)		**2,048,542**		2,115,444
Deferred credits		**552**		17,739
Total liabilities		**68,576,943**		43,111,632
Stockholders' equity (Note 16):				
Capital stock		**4,130,660**		4,138,936
Stock premium		**386,493**		386,493
Retained earnings:				
Prior years		**6,314,952**		6,537,389
Net income (loss) for the year		**1,490,036**		(167,269)
		7,804,988		6,370,120
Other accumulated comprehensive income items		**(1,068,675)**		3,545,882
Total majority stockholders' equity		**11,253,466**		14,441,431
Minority interest		**33,427,696**		41,184,559
Total stockholders' equity		**44,681,162**		55,625,990
Total liabilities and stockholders' equity	**Ps.**	**113,258,105**	Ps.	98,737,622

See accompanying notes.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Thousands of Mexican pesos, except earnings per share,
with purchasing power at December 31, 2002)

	Year ended December 31, 2002	2001
Operating revenues:		
Services:		
Usage charges	Ps. 31,600,539	Ps. 27,144,404
Monthly rent	10,353,323	5,380,460
Long-distance	4,762,061	4,070,345
Other services	1,510,647	1,888,443
Telephone equipment sales and other:		
Sales of handsets and accessories	6,920,417	3,825,251
Other revenues	2,314,395	1,412,753
	57,461,382	43,721,656
Operating costs and expenses:		
Cost of sales and services	24,412,549	18,752,636
Commercial, administrative and general	12,106,185	11,765,857
Depreciation and amortization (Notes 6 to 8)	8,294,058	4,732,373
Impairment in equity investment in subsidiaries and affiliates (Note 8)	39,236	2,051,169
	44,852,028	37,302,035
Operating income	12,609,354	6,419,621
Comprehensive financing cost:		
Interest income	1,406,573	859,610
Interest expense	(2,739,543)	(1,119,484)
Exchange loss, net	(1,603,430)	(365,610)
Monetary position gain (loss), net	3,008,782	(780,416)
Other financing (expenses) income, net	(1,208,082)	765,230
	(1,135,700)	(640,670)
Other income, net	275,060	407,052
Income before income tax and employee profit sharing	11,748,714	6,186,003
Provisions for:		
Income tax (Note 17)	3,084,454	3,161,501
Asset tax	8,126	2,413
Employee profit sharing	194,580	201,670
	3,287,160	3,365,584
Income before equity interest in results of affiliates	8,461,554	2,820,419
Equity in net results of affiliates	(4,010,537)	(3,911,595)
Net income (loss)	Ps. 4,451,017	Ps. (1,091,176)
Distribution of net income (loss):		
Majority interest	Ps. 1,490,036	Ps. (167,269)
Minority interest	2,960,981	(923,907)
Net income (loss)	Ps. 4,451,017	Ps. (1,091,176)
Weighted average number of common shares outstanding (million)	3,752	3,765
Majority interest earnings (loss) per share	Ps. 0.397	Ps. (0.022)

See accompanying notes

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

			Retained earnings							
	Capital Stock	Stock premium	Reserve for purchase of Company's own shares	Unappropriated	Total	Other accumulated comprehensive income items	Total majority stockholders' equity	Minority interest	Comprehensive Loss	Total stockholders' equity
Balance at December 31, 2000	Ps. 4,138,936	Ps. 386,493		Ps. 7,694,597	Ps. 7,694,597	Ps. 4,228,009	Ps. 16,448,035	Ps. 49,253,133		Ps. 65,701,168
Creation of reserve for purchase of Company's own shares			Ps. 1,585,500	(1,585,500)						
Cash purchase of subsidiary's shares				(1,157,208)	(1,157,208)		(1,157,208)	(6,266,250)		(7,423,458)
Comprehensive loss:										
Net loss for the year				(167,269)	(167,269)		(167,269)	(923,907)	(1,091,176)	(1,091,176)
Other comprehensive income items:										
Dividends paid by subsidiary								(409,350)		(409,350)
Results from holding non-monetary assets						(673,172)	(673,172)	(596,352)	(1,269,524)	(1,269,524)
Effect of deferred income tax on result from holding non-monetary assets						105,870	105,870	229,057	334,927	334,927
Effect of translation of foreign entities of subsidiary						(114,825)	(114,825)	(101,772)	(216,597)	(216,597)
Comprehensive loss									Ps. (2,242,370)	
Balance at December 31, 2001	4,138,936	386,493	1,585,500	4,784,620	6,370,120	3,545,882	14,441,431	41,184,559		55,625,990
Cash purchase of Company's own balances	(8,276)		(102,635)		(102,635)		(110,911)			(110,911)
Cash purchase of subsidiary's own shares				47,467	47,467		47,467	(2,155,559)		(2,108,092)
Comprehensive income:										
Net income for the year				1,490,036	1,490,036		1,490,036	2,960,981	4,451,017	4,451,017
Other comprehensive income items:										
Dividends paid by subsidiary								(399,451)		(399,451)
Results from holding non-monetary assets						643,760	643,760	1,235,459	1,879,219	1,879,219
Effect of deferred income tax on results from holding non-monetary assets						(139,678)	(139,678)	(285,779)	(425,457)	(425,457)
Effect of translation of foreign entities of subsidiary						(5,118,639)	(5,118,639)	(9,112,514)	(14,231,153)	(14,231,153)
Comprehensive loss									Ps. (8,326,374)	
Balance at December 31, 2002	Ps. 4,130,660	Ps. 386,493	Ps. 1,482,865	Ps. 6,322,123	Ps. 7,804,988	Ps. (1,068,675)	Ps. 11,253,466	Ps. 33,427,696		Ps. 44,681,162

See accompanying notes.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	Year ended December 31, 2002	2001
Operating activities:		
Net income (loss)	Ps. 4,451,017	Ps. (1,091,176)
Add (deduct) items not requiring the use of resources:		
Depreciation	6,180,189	3,771,521
Amortization	2,113,869	960,852
Deferred income tax	(374,180)	(291,966)
Impairment in affiliates	39,236	2,051,169
Equity in results of affiliates	4,010,537	3,911,595
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Accounts receivable	(1,625,793)	167,921
Prepaid expenses and other current assets	(245,747)	(46,219)
Inventories	594,706	308,798
Increase (decrease) in:		
Accounts payable and accrued liabilities	868,526	(1,376,621)
Related parties	914,534	(886,727)
Deferred revenues and credits	1,060,755	330,889
Taxes payable	599,916	966,727
Resources provided by operating activities	18,587,565	8,776,763
Financing activities:		
New loans	42,455,394	19,596,795
Repayment of loans	(19,215,609)	(7,068,493)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(2,219,003)	(7,423,458)
Cash dividends paid	(399,451)	(409,380)
Resources provided by financing activities	20,621,331	4,695,464
Investing activities:		
Investment in plant, property and equipment	(24,512,258)	(11,699,676)
Investment in subsidiaries and affiliated companies	361,714	(13,869,894)
Initial cash from companies acquired	1,502,253	
Investment in licenses	(13,243,040)	(279,610)
Investment in trademarks	(6,537,011)	
Investment in marketable securities	9,761,923	(9,450,422)
Resources used in investing activities	(32,666,419)	(35,299,602)
Net increase (decrease) in cash and short-term investments	6,542,477	(21,827,375)
Cash and short-term investments at beginning of year	2,672,093	24,499,468
Cash and short-term investments at end of year	Ps. 9,214,570	Ps. 2,672,093

See accompanying notes.

1. Description of the Business

a) Spin-off from Carso Global Telecom, S.A. de C.V.

The spin-off of the companies that now comprise América Telecom, S.A. de C.V. and subsidiaries (collectively the Company or América Telecom) from Carso Global Telecom, S.A. de C.V. (Telecom) was approved at an extraordinary stockholders' meeting held on November 30, 2001. As a result of the spin-off, América Telecom was established as a Mexican corporation, independent of Telecom, to which specified assets, liabilities and equity were transferred (basically the investment in América Móvil, S.A. de C.V. and subsidiaries).

The principal assets of América Telecom at December 31, 2002 and 2001 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (hereinafter América Móvil) and in another company, all in the telecommunications sector.

Teléfonos de México, S.A. de C.V. (Telmex), a subsidiary of Telecom, and Radiomóvil Dipsa, S.A. de C.V., (Telcel), a significant subsidiary of América Telecom, have extensive operational relationships, including, among others, the interconnection of their respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which for the most part, were in place prior to the spin-off. Most of these agreements are subject to specific regulations governing all telecommunications operations. The terms of these agreements are similar to those on which each Company does business with other unaffiliated parties.

Neither Telecom nor América Telecom owns any capital stock in the other. In the spin-off, each Telecom stockholder became the holder of an equal number of América Telecom shares of the same series and, as a result, both companies are controlled by the same group of stockholders. However, the relationship between Telecom and América Telecom is limited to: a) agreements related to the spin-off and b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as described above.

b) Acquisition of subsidiaries

During 2002 América Telecom, through its subsidiaries América Movil, S.A. de C.V., Bell Canada International, Inc. (BCI) and SBC International, Inc. (SBCI) initiated a restructuring of Telecom Américas, Ltd. (TA), exclusively for the purpose of maintaining equity investments in Brazilian cellular phone companies. Among other consequences, this restructuring resulted in the acquisition of Comunicación Celular, S.A. de C.V. and subsidiaries (Comcel) as of February 2002, as well as the Company's acquisition of BCI and SBCI's equity interest in Telecom Américas as of July 2002; consequently, the financial statements of Comcel and TA have been consolidated with those of América Telecom since February and July, respectively. See Note 8 for additional information.

1. Description of the Business (continued)

c) Operations of Company

América Telecom is a leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the tradename "Telcel". América Telecom has the most extensive nationwide cellular telecommunications coverage in Mexico.

Additionally, América Telecom has equity investments in subsidiaries and affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Nicaragua and the United States.

At December 31, 2002 and 2001, the America Telecom's equity interest in its principal subsidiaries and affiliated companies is as follows:

Name of company	Location	Equity interest at December 31, (5) 2002	2001
Subsidiaries: (1)			
América Móvil, S.A. de C.V.:	Mexico	**32.8%**	31.6%
Sercotel, S.A. de C.V.	Mexico	**100.0**	100.0
Radiomóvil Dipsa, S.A. de C.V.	Mexico	**100.0**	100.0
TracFone Wireless, Inc.	USA	**97.8**	97.8
Telecom Américas, Ltd.: (2)	Bermuda	**96.5**	45.5
ATL-Algar Telecom Leste, S.A.	Brazil	**96.5**	26.8
Americel, S.A.	Brazil	**78.7**	34.1
Telet, S.A.	Brazil	**78.6**	35.3
Tess, S.A.	Brazil	**96.5**	45.5
América Central Tel, S.A. (ACT): (3)	Guatemala	**96.9**	94.9
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	**96.0**	93.8
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	**96.0**	93.8
Telglob, S.A.	Guatemala	**99.9**	99.9
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	**99.9**	99.9
Comunicación Celular, S.A. (Comcel):	Colombia	**95.7**	35.3
Occidente y Caribe Celular, S.A. (Occel)	Colombia	**95.9**	28.6
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	**80.6**	61.3
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	**60.0**	27.3
Corporativo Empresarial de Comunicaciones, S.A de C.V.	Mexico	**99.9**	99.9

1. Description of the Business (continued)

Name of company	Location	Equity interest at December31, 2002	2001
Affiliates: (1)			
CompUSA, Inc.	USA	**49.0**	49.0
Organización Recuperadora de Cartera, S.A. de C.V.	Mexico	**45.0**	45.0
Genesis Telecom C.A.	Venezuela	**49.9**	26.8
Iberbanda, S.A.	Spain	**26.9**	18.6
Network Access Solutions	USA	**2.0**	2.0
SBC International Puerto Rico, Inc.	Puerto Rico		50.0
Empresas Cablevisión, S.A. de C.V.	Mexico		49.0
ATL-Algar Telecom Leste, S.A.	Brazil		41.0

(1) See Note 8 for a description of movements in subsidiaries and affiliates
(2) The name "Telecom Américas" as used herein refers collectively to the companies ATL, Americel, Telet and Tess.
(3) Includes Nicaragua operations
(4) The name "Comcel" as used herein refers to the companies Comcel and Occel collectively
(5) Percentage equity interest of América Móvil

América Telecom through its subsidiaries Telcel, Sercom, Conecel, Comcel, Techtel and Telecom Américas, basically, has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Ecuador, Colombia, Argentina and Brazil. Such licenses will expire on various dates between the years 2008 and 2018.

Except as mentioned in the following paragraphs, the licenses granted to the company do not require to make royalty payments to the respective governments.

As payment for the 800-megahertz (Band B) licenses awarded in Mexico, the Mexican Federal government receives a percentage of Telcel's gross annual revenues ranging from 5% to 10% derived from the licenses awarded to Telcel in Mexico.

Under the terms of the concessions granted in Colombia, Comcel is required to make quarterly royalty payments to that country's Ministry of Communications based on a percentage of its total revenues.

The subsidiary Telgua provides fixed-line telephone service.

In December 2002, the Mexican Federal government awarded Telcel a license, among other things, to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the government.

1. Description of the Business (concluded)

In February 2003, ATL, Americel, Telet y Tess reached an agreement with the National Telecommunications Agency in Brazil (Anatel) to migrate the wireless services each provides under license from a mobile cellular communications system (SMC) to a mobile access system (PCS), among others, the main difference is that under the PCS system, there is certainty that the concession will be renewed for an additional 15 years, subject to payment of a percentage of revenues to the brazilian government.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

b) Revenue recognition

The Company's revenues includes: usage charges, monthly rent, incoming interconnection, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid plans (calling cards) or under contract (post-payment), in both cases, airtime sales revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments.

Except for Mexico and Colombia, monthly basic rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

2. Significant Accounting Policies (continued)

Sales of handsets and accessories, which are for the most part made to authorized distributors, are recorded as revenue upon shipment, provided that there are no Company obligation to hold or store or for possible damages in handling merchandise. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Telgua's revenues from fixed-line telephone installation fees and recognized over the estimated useful life of subscribers.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States. TracFone provides services within the continental United States.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Colombia, Argentina, Brazil and the United States, which in the aggregate account for approximately 29% and 22% of the Company's total operating revenues, and approximately 58% and 35% of the Company's total assets in 2002 and 2001, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

All balance sheet accounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations accounts were translated at the closing exchange rate for the reporting period.

At December 31, 2002 and 2001, the translation loss aggregated Ps. 14,231,153 and Ps. 216,597, respectively. Such amounts are included in stockholders' equity under the caption "Other accumulated comprehensive income items".

The Company's financial statements at December 31, 2001 were restated to constant Mexican pesos with purchasing power at December 31, 2002, based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

2. Significant Accounting Policies (continued)

d) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 6. Depreciation is computed on the restated value of using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are available for use.

Inventories are presented at estimated replacement cost, not in excess of market values. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other non-monetary assets were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by the Banco de México.

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2002 aggregates Ps. 15,842, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, deferred taxes allocated to equity for the result from holding non-monetary assets and the effect of translation of foreign subsidiaries.

The net monetary position gain (loss) represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing cost.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, unrealized monetary and foreign exchange gains and losses are not included in the determination of resources provided by operating activities.

2. Significant Accounting Policies (continued)

e) Cash and short-term investments

Cash and short-term investments are represented principally by bank deposits and highly liquid investments with maturities of three months or less, stated at cost plus accrued interest, not in excess of market value.

f) Marketable securities

This caption includes bonds issued by foreign governments, equity securities and corporate bonds held for trading purposes, which were valued at market.

g) Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days overdue.

h) Licenses

The licenses to operate wireless telecommunications networks are amortized using the straight-line method over the term of the license. The licenses to operate wireless mobile (PCS) in México, Guatemala, Ecuador, Colombia, Brazil and Argentina are being amortized in periods ranging from 15 to 20 years.

i) Trademarks

Trademarks are recorded at their market values, as determined by independent expert using the discounted cash-flow technique. Trademarks relate principally to subsidiaries over which the Company acquired control in 2002 Telecom Américas and Comcel trademarks (See Note 8).

j) Equity investments in affiliates

The investment in shares of affiliates in which the Company holds an equity interest of 10% or more and over which it exercises significant influence is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders' equity of the investees at the time such results are determined. (See Note 8).

k) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of acquired subsidiaries and affiliates and is amortized using the straight-line method over a ten-year period.

2. Significant Accounting Policies (continued)

l) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

m) Employee benefits obligations

The cost of seniority premiums is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit -credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, *Labor Obligations* issued by the Mexican Institute of Public Accountants (See Note 10). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

n) Income tax and employee profit sharing

The Company recognizes deferred taxes, on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, in conformity Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the Mexican Institute of Public Accountants. Accordingly, the income tax provision includes both current year and deferred income tax. (See Note 17 for additional information.)

o) Comprehensive income (loss)

In conformity with Bulletin B-4, *Comprehensive Income,* issued by the Mexican Institute of Public Accountants, comprehensive loss in América Telecom, consists of current year net income or loss shown in the statement of operations plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, the minority interest and the effect of deferred taxes applied directly to stockholders' equity.

p) Earnings per share

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, *Earnings per share*, issued by the Mexican Institute of Public Accountants. To determine the average weighted number of shares issued and outstanding in 2002 and 2001, the number of repurchased treasury shares has been excluded from the computation.

2. Significant Accounting Policies (continued)

q) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

r) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates and other events.

Approximately 56% and 67% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 2002 and 2001, respectively, represented services rendered from one supplier; approximately 80% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 75% and 90% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results of operations could be adversely affected.

s) Financial instruments

The Company follows the requirements of Bulletin C-2, *Financial Instruments,* issued by the Mexican Institute of Public Accountants, which, established the rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for those instruments that are considered to be and that actually function as asset and liability hedges.

With the aim of reducing its financing costs, the Company uses derivatives such as cross-currency swaps and exchange-rate forward contracts. Gains and losses under these contracts are credited or charged to income using the accrual method, net of the gains or losses on the hedged risks.

2. Significant Accounting Policies (concluded)

t) Recent accounting pronouncements

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, *Intangible Assets* (C-8), which is effective for fiscal years beginning on or after January 1, 2003, and defines intangible assets as costs incurred and rights or privileges acquired that generate a future economic benefit. Bulletin C-8 defines reserves and development (R&D) expenses and specifies that only development expense may be amortized into expenses of a future period.

Also, this Bulletin specifies that goodwill and intangible assets with indefinite useful lives, excluding those that have been recorded previously, are not to be amortized, but instead evaluated annually for impairment. Goodwill and intangible assets with defined useful lives must be amortized over such useful lives.

The Company will adopt the requirements of Bulletin C-8 in 2003, and has concluded that its trademarks have an undefined useful life and, accordingly, they will be evaluated annually for impairment. Consequently, the effects of adopting this new accounting bulletin are not expected to have an important effect on the Company's financial position or on its results of operations.

In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, which is effective for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin C-9 replaces the previous Bulletin C-9, *Liabilities*, and Bulletin C-12, *Contingencies and Commitments*, and, among other things, is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new debt issue.

Although the Company has not concluded its evaluation of the effects of adopting this new accounting pronouncement, management does not believe adoption of the new requirements will have a material effect on the Company's financial position or on its results of operations.

u) Reclassifications

Some amounts shown in the 2001 financial statements as originally issued have been reclassified for uniformity of presentation with 2002.

3. Marketable Securities

A summary of marketable securities as of December 31, 2002 and 2001 is as follows:

	2002		2001	
	Cost	**Fair Value**	Cost	Fair Value
Corporate bonds			Ps. 2,989,861	Ps. 3,204,774
Notes			6,594,751	6,757,889
Government bonds	**Ps. 1,167,839**	**Ps. 1,247,525**	789,015	806,473
Equity securities	**463,307**	**204,915**	445,227	445,227
	Ps. 1,631,146	**Ps. 1,452,440**	Ps. 10,818,854	Ps. 11,214,363

During 2002, net unrealized losses on equity securities were Ps. 258,392.

In 2003, the Company sold all of its government bonds. A net gain of Ps. 29.2 million was realized.

4. Accounts Receivable

Accounts receivable consist of the following:

	2002	2001
Subscribers	**Ps. 2,995,495**	Ps. 2,343,896
Cellular operators for interconnections	**391,486**	337,148
Retailers	**2,502,712**	1,616,769
Creditable taxes	**346,809**	128,842
Other	**460,177**	371,223
	6,696,679	4,797,878
Less: Allowance for doubtful accounts	**(423,811)**	(150,803)
Total	**Ps. 6,272,868**	Ps. 4,647,075

5. Inventories

Inventories consist of the following:

	2002	2001
Cellular telephones and accessories	**Ps. 3,039,824**	Ps. 3,630,753
Less:		
Reserve for obsolete inventory	**(32,040)**	(28,263)
Total	**Ps. 3,007,784**	Ps. 3,602,490

6. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2002	2001
Telephone plant and equipment	Ps. 65,256,053	Ps. 34,845,919
Land and buildings	6,762,094	4,799,466
Other assets	11,558,170	7,076,407
	83,576,317	46,721,792
Accumulated depreciation	(27,816,895)	(14,126,876)
Net	55,759,422	32,594,916
Construction in progress and advances to equipment suppliers and contractors	3,858,628	7,530,202
Inventories for use in construction of the telephone plant	970,581	2,131,444
Total	Ps. 60,588,631	Ps. 42,256,562

Included in plant, property and equipment are the following assets held under capital leases:

	2002	2001
Assets under capital leases	Ps. 43,361	Ps. 46,334
Accumulated depreciation	(42,352)	(39,816)
	Ps. 1,009	Ps. 6,518

b) Depreciation expense for the years ended December 31, 2002 and 2001 was Ps. 6,180,189 and Ps. 3,771,521, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2002 and 2001 this caption was restated as follows:

The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

6. Plant, Property and Equipment (concluded)

At December 31, 2002, approximately 74% of the value of the telephone plant, property and equipment (88% in 2001) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2002 and 2001, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

		2002		2001
Telephone plant and equipment	*Ps.*	*67,037,473*	Ps.	37,513,216
Land and buildings		**6,022,435**		5,187,901
Other assets		**11,585,348**		7,373,383
		84,645,256		50,074,500
Accumulated depreciation		**(27,784,330)**		(14,417,181)
Net		**56,860,926**		35,657,319
Construction in progress and advances to equipment suppliers and contractors		**3,858,628**		7,530,202
Inventories for use in construction of the telephone plant		**970,581**		2,131,444
Total	**Ps.**	**61,690,135**	Ps.	45,318,965

7. Licenses

As of December 31, 2002 and 2001 licenses are as follows:

		2002		2001
Investment	**Ps.**	**19,209,187**	Ps.	3,768,824
Accumulated amortization		**(3,835,053)**		(1,153,434)
Total	**Ps.**	**15,374,134**	Ps.	2,615,390

The increase in licenses, is due to the valuation of licenses obtained as a result of corporate acquisitions during 2002 (See Note 8).

Amortization expense for the years ended December 31, 2002 and 2001 was Ps. 484,296, and Ps. 294,429, respectively.

8. Investments

An analysis at December 31, 2002 and 2001 is as follows:

	2002	2001
Investments in:		
Affiliates	Ps. 2,799,484	Ps. 24,183,676
Other investments	365,675	584,858
Total	Ps. 3,165,159	Ps. 24,768,534

I. Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2002 and 2001, and a brief description of major acquisitions is as follows:

	2002	2001
CompUSA, Inc.	Ps. 2,341,627	Ps. 4,138,041
Organización Recuperadora de Cartera S.A. de C.V.	457,857	450,660
Telecom Américas Ltd. (1)		13,703,102
ATL-Algar Telecom Leste, S.A. (1)		2,997,879
SBC International Puerto Rico, Inc.		2,190,979
Empresas Cablevisión, S.A. de C.V.		703,015
Total	Ps. 2,799,484	Ps. 24,183,676

(1) See equity investments in subsidiaries.

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico) to SBCI for US$ 106 million in cash and an option for US$ 173 million expiring in three years to acquirer from SBCI its interest in Telecom Américas.

In June 2002, the Company exercised the option and in July 2002 it acquired 11.9% of the shares of Telecom Américas owned by SBCI at that date. This acquisition required no payment by the Company. A gain of Ps. 218,359 was recognized as a result of this transaction which is included under the caption other income net in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49%equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries in a public offering through the Mexican Stock Exchange for Ps. 1,987,087, realizing a gain of Ps. 1,283,130 on the sale, which is included under the caption other income net in the statement of operations.

8. Investments (continued)

I. Investments in affiliates (continued)

At December 31, 2002 and 2001, the Company charged Ps. 39,236 and Ps. 2,051,169, respectively, to results of operations for the impairment in the value of non-strategic affiliates Eurotec, S.A. in 2002 and ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire in 2001.

The Company's equity in the net loss of CompUSA at December 31, 2002 includes an impairment of its goodwill as reported in its financial statements of Ps. 2,055,608, which is included in the statement of operations in the caption "Equity in net results of affiliates".

Also, the equity in the 2001 net loss of Telecom Américas includes an impairment to the value of this company's subsidiaries in the amount of Ps. 1,234,885, which is presented under the caption "Equity in net results of affiliates."

II. Investments in subsidiaries

An analysis of the most important equity investments in subsidiaries is as follows:

a) América Móvil (number of shares in thousands)

During 2002, América Telecom acquired additional shares of América Móvil for Ps. 469,677, generating goodwill of Ps. 140,719. At December 31, 2002, the unamortized balance was Ps. 124,302.

An analysis of the number of América Móvil shares directly or indirectly owned by América Telecom and the related percentage equity interest in the former is as follow:

	Number of shares		*% equity interest*	
Series	***2002***	*2001*	***2002***	*2001*
AA	***2,500,000***	*2,500,000*	***19.36***	*18.94*
A	***48,139***	*48,139*	***0.37***	*0.36*
L	***1,692,802***	*1,624,688*	***13.10***	*12.31*
			32.83	*31.61*

As explained in detail in subsequent paragraphs, during 2002, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company's financial statements in the month following the acquisition date through December 31, 2002.

All of the Company acquisitions were recorded using the purchase method. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

8. Investments (continued)

II. Investments in subsidiaries (continued)

	Historical amounts at acquisition date		
	Telecom Américas	Comcel	Total
Current assets	Ps. 2,435,731	Ps. 1,768,050	Ps. 4,203,781
Fixed assets	7,799,518	2,425,596	10,225,114
Licenses	11,503,294	2,463,257	13,966,551
Other assets	3,640,325	378,190	4,018,515
Goodwill	15,902,141	2,347,431	18,249,572
Less:			
Current liabilities	8,034,752	2,826,944	10,861,696
Long-term debt	4,891,172	7,000,347	11,891,519
Net assets (liabilities)	Ps. 28,355,085	Ps.(444,767)	Ps. 27,910,318
% equity interest acquired	51%	93.42%	
Net acquired assets	Ps. 14,461,093	Ps. -	Ps. 14,461,093
Amount paid	5,190,734	4,904,010	10,094,744
Negative (positive) goodwill generated	Ps. 9,270,359	Ps.(4,904,010)	Ps. 4,366,349

Through appraisals made by independent experts, the Company determined the fair value of its plant and equipment and the value of trademarks acquired. Consequently, goodwill in both Telecom Américas and Comcel and the negative and (positive) goodwill shown in the preceding table were applied as follows:

	Historical amounts at acquisition date	
	Telecom Américas	Comcel
Goodwill at the beginning	Ps. 15,902,141	Ps. 2,347,431
(Negative) positive goodwill generated on acquisitions	(9,270,359)	4,904,010
Amount applied to trademarks	(4,558,125)	(1,788,488)
Amount applied to plant and equipment	(2,073,657)	(2,477,090)
Remaining goodwill	Ps. -	Ps. 2,985,863

b) Telecom Américas

a) Incorporation and additional capital contributions

In November 2000, the Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

II. Investments in subsidiaries (continued)

América Telecom contributed to Telecom Américas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste S.A. ("ATL") (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina.

BCI contributed notes for approximately US$ 964 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A., a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As mentioned previously, as part of the formation of Telecom Américas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1,007.5 million, respectively, subject to cancellation. On July 13, 2001, BCI and América Móvil cancelled notes for a total of US$ 275 million and US$ 141 million, respectively.

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$ 107 million, US$ 97 million and US$ 30 million, respectively, to cover obligations of its affiliates through Telecom Américas.

As a result of these transactions, BCI's equity interest in Telecom Américas was reduced to 41.7% (from 44.27%); América Móvil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.46%).

b) Restructuring and additional capitalizations

In February 2002, Telecom Américas was restructured to maintain exclusively investments in cellular companies in Brazil. According to the agreement, América Telecom transferred to Telecom Américas its 41% equity interest in the Brazilian ATL plus US$ 80 million in cash; Telecom Américas transferred its 77.1% and 60% equity interest in Comcel and Techtel respectively to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. BCI, SBCI and AM's equity interest in TA did not change as a result of the restructuring.

In April 2002, Telecom Américas issued to a financial investor 1,844 convertible preferred shares with no voting rights, which at that date represented 6.9% of the capital

stock of Telecom Américas. The preferred shares may be converted to common shares at any time at option of the holder. Preferred share have no voting rights, or right to representation in the board of directors meetings. As of 2006, holders will have the right to sell half the preferred shares back to the Company at a price based on the preferred settlement plus interest at a nominal rate and, likewise, as of 2006, the Company will have the right to purchase half of the share at the same price.

c) Purchase of the equity investments of BCI and SBCI

As previously mentioned, in January 2002, SBCI provided the Company the option to acquire SBCI's equity investment in Telecom Américas. America Telecom exercised this option in June 2002 and acquired a 11.9% equity interest in Telecom Américas.

In order to continue expanding its share in the Brazilian market, in May 2002, América Telecom acquired BCI's 39.1% equity interest in Telecom Américas at that date. The purchase price was approximately US$ 370 million, which consisted of US $150 million in cash and a non-bearing interest promissory note in the amount of US $220 million payable in March 2003.

The early payment of its obligations to BCI enabled the Company to obtain a discount of U.S. $8 million.

As a result of the previously mentioned transactions and new capitalizations, at December 31, 2002, América Telecom has a 96.5% equity interest in Telecom Américas.

The wireless property of Telecom Américas in Brazil includes the Band B cellular operations of de ATL, Tess, Telet and Americel. ATL operates in the states of Río de Janeiro and Espírito Santo; Tess operates in the State of Sao Paulo (both in the outlying areas and in metropolitan Sao Paulo); Telet operates in the State of Rio Grande do Sul; and Americel operates in seven states in the midwestern and northern regions of Brazil.

In November 2002, Telecom Américas incorporated three new companies in Brazil – Alecan Telecomunicaciones, Ltda; Albra Telecomunicaciones, Ltda. and Stemar Telecomunicaciones, Ltda. to operate and manage the new D and E band licenses awarded by the Brazilian government.

c) Comcel

Comunicación Celular S.A. (Comcel) and Occidente y Caribe S.A. (Occel) provide wireless telecommunications service in Colombia's eastern and western regions, respectively. América Telecom acquired its investment in Comcel and Occel in 2002 as a result of the restructuring of Telecom Américas and increased its interest to the present levels through a series of capitalized investments made in 2002. The Company currently holds a 95.7% equity interest in Comcel and a 95.9% equity investment in Occel. Occel operates under the trade name "Comcel".

8. Investments (continued)

d) Techtel–LMDS Comunicaciones Interactivas

América Móvil holds a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), which, in turn, controls Techtel, a company that provides video and data transfer, as well as added value telecommunications services. América Telecom acquired its equity interest in Techtel in 2002 as a result of the restructuring of Telecom Américas.

During 2002, America Móvil invested approximately US$ 154 million to acquire minority interests in Conecel, Comcel, and ACT. As a result, the Company increased its equity interest in these subsidiaries by approximately 19.3%, 11.6% and 2.0%, respectively.

Other minor acquisitions made by the Company in 2002 and 2001 aggregated Ps. 340,000 and Ps. 87,610, respectively.

The following consolidated pro forma financial data for the years ended December 31, 2002 and 2001 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of 2001 and are based on information available at the time and other assumptions management considers reasonable. The pro forma financial information is not intended to indicate what the effect on the Company would have been had the transactions in question actually occurred, nor are they intended to predict the Company's results of operations.

	Unaudited Pro Forma Consolidated Figures - América Telecom years ended December 31,	
	2002	2001
Operating revenues:	**Ps. 20,254,255**	Ps. 15,423,753
Net income (loss)	**1,386,678**	(1,900,243)
Earnings (loss) per share (in Mexican pesos)	**0.369**	(0.504)

8. Investments (concluded)

III. Goodwill

An analysis of goodwill at December 31, 2002 and 2001 is as follows:

	2002	2001
Goodwill:		
Subsidiaries	Ps. 9,029,881	Ps. 5,174,142
Affiliates		486,687
	9,029,881	5,660,829
Accumulated amortization	(2,880,883)	(1,160,915)
Total	Ps. 6,148,998	Ps. 4,499,914

Amortization expense for the years ended December 31, 2002 and 2001 was Ps. 1,629,573 and Ps. 666,423, respectively.

9. Financial Instruments

As part of its exchange hedging strategy, the Company uses derivative instruments to minimize the potential impact of exchange differences. At December 31, 2002, the Company has short-term exchange hedges covering assets and liabilities in the amount of USD 195 million and USD 270 million, respectively. The Company recognized a net charge on these hedges in current year results of operations in the amount of Ps. 140,337 recorded under exchange differences.

With the aim of reducing its financing costs, the Company has contracted cross-currency swaps whereby, during the terms of the agreements or on previously established dates, cash flows are exchanged between the parties in the amount obtained by applying the agreed interest and exchange rates to the specified base amount. Swaps are recorded in results of operations at their market value. At December 31, 2002, the Company had cross-currency swaps for a base amount of USD 208.8 million. The Company had no instruments of this type at December 31, 2001.

10. Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums. It adopted the policy of making annual contributions to the fund. No contributions were made to the fund in 2002 and 2001.

The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

In 2002 and 2001, seniority premium expense totaled Ps. 1,769 and Ps. 1,308, respectively.

10. Employee Benefits Obligations (concluded)

An analysis of the net period cost for 2002 and 2001 is as follows:

	2002	2001
Service cost	Ps. 1,699	Ps. 1,325
Financial cost of projected benefit obligations	327	215
Return on plan assets	(236)	(205)
Amortization of past service costs	(21)	(27)
Net period cost	Ps. 1,769	Ps. 1,308

An analysis of the seniority premium reserve at December 31, 2002 and 2001 is as follows:

	2002	2001
Projected benefit obligation	Ps. 6,477	Ps. 4,872
Plan assets	(2,648)	(2,620)
Transition asset	53	61
Actuarial gain	1,014	879
Net projected liability	Ps. 4,896	Ps. 3,192
Current net liability	Ps. 3,829	Ps. 2,252
Current benefit obligation	Ps. 6,477	Ps. 4,872

The current net liability was included in the balance sheet under the caption Other accounts payable and accrued liabilities.

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2002 and 2001 are presented below:

	2002	2001
Discount rate	6.8%	7.8%
Rate of compensation increase	1.9%	1.9%
Expected return on plan assets	6.8%	6.8%

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2002	2001
Suppliers	Ps. 7,104,892	Ps. 8,706,772
Guarantee deposits	329,168	419,971
Accrued expenses	2,583,287	727,812
Interest payable	899,149	224,376
Others	48,167	15,445
Total	Ps. 10,964,663	Ps. 10,094,376

12. Debt

The Company's long- and short-term debt consists of the following:

Currency	Items	2002 Rate	Maturity from 2003 to	Total 2002	Rate	2001 Maturity from 2002 to	Total 2001
Dollars							
	Bank note	3.40%	2003	Ps. 386,390			
	Loans from JP Morgan Chase Bank	L + 1.36 to L + 1.25	2005	2,724,413	L+ 1.36	2007	Ps. 1,216,543
	Exim Bank loans	L+.20 to L+1.65	2009	8,452,503	L+.20 a L+1.65	2008	7,290,227
	Syndicated loans (3)	L+.75 to L+1.35	2007	10,312,500	L+ .625 a L+1.00	2005	4,831,705
	Fixed-rate securities (1)	3.62%	2004	3,232,392			
	Lines of credit	L-.34 to L+1.50	2006	7,378,588	L+.625 a L+1.50	2006	4,192,551
	Suppliers	3.1675% to10%	2004	619,049	4.98% a 7.81%	2003	570,652
	Others	UMBNDES 4.5% to UMBNDES 5.0%	2008	752,810			
	Subtotal dollars			33,858,645			18,101,678
Mexican pesos							
	Domestic senior notes ("Certificados Bursátiles")	(5)	2009	10,000,000	(6)	2006	5,285,000
	Commercial paper	7.69%	2003	1,029,591			
	Lines of credit	$TIIE_{28}$ +1	2004	800,000	TIIE + 1	2002 and 2004	528,500
	Senior notes (Pagaré Bursátil)	$TIIE_{28}$ +1	2004	1,140,900	TIIE + 1	2002 and 2004	3,810,485
	Subtotal Mexican pesos			12,970,491			9,623,985
Reais							
	Syndicated loans	TJLP + 2.80% to TJLP +5.00%	2007	2,186,250			
	Fixed-rent securities	CDI + 1.20	NA	890,196			
	Purchase of licenses	12% + Inflation	2010	887,463			
	Subtotal Reais			3,963,909			
Other Currencies (2)							
	Lines of credit	9%	2003	171,717			
	Financial leasing	13%	2005	1,152	8.75%	2003	2,226
	Subtotal other currencies			172,869			2,226
	Total Debt			50,965,914			27,727,889
	Less: short-term debt and current portion of long-term debt			12,613,913			7,213,627
	Long-term debt			Ps. 38,352,001			Ps. 20,514,262

1) The BCI note for Ps. 1,753,125 does not bear interest and was paid in March 2003.
2) Other currencies includes Quetzales.
3) The syndicated loan for US $ 400 million is guaranteed by Telcel, América Móvil and Telgua.
4) 10.40% to 11.33%; TIIE28 + .35; Cetes91 + 1.05 a Cetes91 + 1.08; Cetes182 + 1.00 to Cetes182 + 1.20
5) 11.33%; TIIE28 + .35; Cetes182 + 1.20

22

12. Debt (continued)

The interest rates shown above do not include the effect of reimbursement of withholding taxes. The average weighted cost of the debt at December 31, 2002 (including interest, commissions and reimbursement of withholding tax to creditors) was approximately 7.60% (6.96% at December 31, 2001).

The short-term debt at December 31, 2002 in the aggregate amount of Ps. 2,500,028 consists of domestic senior notes in the amount of Ps. 1,750,000, fixed rate securities of Ps. 2,643,221 a bank note of Ps. 386,390, Commercial paper of Ps. 1,028,239 loans from JP Morgan of Ps. 1,980,658, syndicated and other loans of Ps. 5,411,520, at a weighted average interest rate of 6.25% (Ps. 4,280,411 in 2001, consisting of lines of credit of
Ps. 2,461,183, syndicated loans of Ps. 966,341 and other loans of Ps. 852,886, at a weighted average interest rate of 4.21%).

Maturities of long-term debt at December 31, 2002 are as follows:

Years		Amount
2004	Ps.	9,566,212
2005		13,645,666
2006		7,837,500
2007		4,650,937
2008 and thereafter		2,651,686
Total	Ps.	38,352,001

Lines of credit guaranteed by Export Credit Agencies

During 2001 and 2002, the Company opened lines of credit up to US$ 1,080 million guaranteed by Export Credit Agencies to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at rates ranging from LIBOR plus 0.20% to LIBOR plus 1.25% and have maturities between 2005 and 2009.

Senior Notes (*Pagarés Bursátiles*)

In 2001, América Telecom issued a medium-term note in the amount of Ps. 3,810,485, bearing interest, payable monthly, at the TIIE rate plus one percentage point. At December 31, 2002, the outstanding balance payable was Ps. 1,140,900.

Loans guaranteed by shares

In 2001, América Telecom obtained a loan of US $ 124,185 thousand from JP Morgan Chase Bank (Chase). As a guarantee, América Telecom delivered 9,700,000 ADRs representing 194 million series "L" shares of América Móvil, which will be returned to América Telecom in 2003, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 1.36%.

23

12. Debt (continued)

In addition, in 2002, the Company obtained loans for a total of US $ 140,000 thousand from JP Morgan Chase Bank. As a guarantee, América Telecom delivered 9,942,778 ADRs representing 199 million series "L" shares of América Móvil, which will be retained to América Telecom in 2005, at which time the loans are repayable. The loans bear interest which is payable quarterly, at the LIBOR rate plus 1.25%.

Syndicated loans

During 2001 and 2002, the Company entered into syndicated loan agreements for US$500, US$ 200 and US$ 400 million.

With respect to the first loan of US$ 500 million, US$ 100 million was repaid in 2002 and the remaining US$ 400 million is due in January 2005, bearing interest at the LIBOR rate plus 1.0%,

The second loan for US$ 200 million is due in May 2005, bearing interest at the LIBOR rate plus 1.0%.

The last loan for US$ 400 million has been structured into three tranches (credits A, B and C for US$121, US$137 and US$142 million, respectively) with maturities in 2003, 2005 and 2007, bearing interest at the LIBOR rate plus 0.75%, LIBOR rate plus 1.10% and LIBOR rate plus 1.35%, respectively.

BNDES

At December 31, 2002, ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Brazilian Development bank Banco Nacional de Desenvolvimiento Económico e Social ("BNDES"). These loans are principally denominated in reais, with a portion indexed to US dollars. The principal amount of the loan is approximately R$750 million plus the equivalent in reais of approximately US$ 73 million in foreign currencies. Maturity dates of credits in reais are from 2006 to 2008 and bear interest at a fleeting rate established by the Brazilian Central Bank (TJLP) plus a spread from 2.80% to 5.0%.

Purchase of licenses

As previously mentioned (see Note 8), in November de 2002 the Company purchased from the Brazilian government licenses to operate and manage wireless communications services in the "D" and "E" bands. The equivalent price for such licenses was US$ 116.7 million, of which the Company has paid the equivalent of US$ 40.9 million. The outstanding balance will be paid in six equal annual installments. The first payment will be made in November 2005 (see Note 8). The principal amount is to be restated based on the Brazilian general price index and bears interest at the annual rate of 12%.

12. Debt (concluded)

Domestic Senior Notes ("Certificados Bursatiles")

In August 2001 and January 2002, the National Securities Commission authorized the Company to establish two programs for the issuance of domestic senior notes guaranteed by Telcel for Ps. 5,000 million each.

During 2001, the Company made three issues of the first program of Ps. 1,500, Ps. 1,750 and Ps. 1,750 million, with maturities in 2006, 2003 and 2006 respectively, bearing interest at the annual rate of 11.33%, "TIIE" rate at 28 days and CETES at 182 days plus 1.20%, respectively.

During 2002, the Company made seven issues of the second program for amounts ranging from Ps. 400 to Ps. 1,250 million, with maturities ranging from 3 to 7 years. Three issuances bear a fixed annual interest rate ranging from 10.40% to 10.45% and the remaining four issuances bear a floating interest rate established as a percentage of the CETES rate.

The above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios, taking on additional debt and selling off certain Group assets, among others. At December 31, 2002, the Company has met all of these requirements.

At December 31, 2002, 84% of the total outstanding consolidated debt is guaranteed by Telcel.

13. Foreign Currency Position and Transactions

a) At December 31, 2002 and 2001, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency	
	2002	2001
Assets		
US dollar	**439,603**	1,836,088
Quetzal	**431,953**	1,007,472
Real	**1,941,403**	
Colombian peso	**240,504,850**	
Liabilities		
US dollar	**(4,011,340)**	(2,422,604)
Quetzal	**(1,107,026)**	(1,067,537)
Real	**(1,540,374)**	
Colombian peso	**(288,604,674)**	

13. Foreign Currency Position and Transactions (concluded)

The exchange rates used to translate the above-mentioned amounts into Mexican pesos were Ps. 10.31 and Ps. 9.14 per US dollar at December 31, 2002 and 2001, respectively, and Ps. 1.34 and Ps. 1.15 per quetzal; Ps. 2.91 and Ps. 3.94 per real and Ps. 0.0035 and Ps. 0.0041 per Colombian peso, respectively. At February 25, 2003 the exchange rate of the Mexican peso relative to the US dollar, quetzal, real and Colombian peso were Ps. 11.05 per US dollar, Ps. 1.40 per quetzal, Ps. 3.06 per real and Ps. 0.004 per Colombian peso.

b) In the years ended December 31, 2002 and 2001, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (real, quetzal and Colombian peso) were translated to US dollars using the average exchange rate for the year.

	US dollars (thousands)	
	2002	2001
Net settlement revenues	**1,711,259**	1,048,464
Interest income	**115,835**	63,799
Interest expense	**153,585**	91,024
Operating costs and expenses	**2,408,335**	1,655,682
Other (expense) products, net	**(109,558)**	95,808

14. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under non-cancelable leases:

Year ended December 31,		Amount
2003	Ps.	1,161
2004		22
2005		-
Total		1,183
Less interest	(	31)
Present value of minimum rental payments		1,152
Less current installments		1,130
Long-term obligations at December 31, 2002	Ps.	22

14. Commitments and Contingencies (continued)

b) As of December 31, 2002, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years (with certain exceptions). Rent charged to expenses in 2002 and 2001 aggregated, Ps. 331,518 and Ps. 238,111, respectively. Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

Year ended December 31,		*Amount*
2003	**Ps.**	**275,755**
2004		**260,067**
2005		**260,035**
2006		**260,035**
2007 and thereafter		**260,035**
	Ps.	**1,315,92**

c) Under Mexican legislation, Carso Global Telecom, S.A. de C.V. is jointly and severally liable for obligations transferred to América Telecom pursuant to the spin-off for a period of three years from the date of publication of the spin-off resolution. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telecom of such liability and approving the spin-off. Telecom may not be released from such commitments' without the consent of the respective beneficiaries.

d) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning September 25, 2000, the date on which the spin-off was approved by Telmex stockholders. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telmex from such liability and approving the spin-off.

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex is obligated to indemnify and hold America Movil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex's spin-off; and America Movil is obligated to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by America Movil as a result of Telmex's spin-off.

14. Commitments and Contingencies (continued)

Telcel

e) In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to COFECO, the Mexican Federal Competition Commission, for alleged monopolistic practices. In July 2001, COFECO ruled that Telmex was responsible for certain of the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Certain administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, COFECO ruled against such appeal. Telcel filed a lawsuit against such ruling in January 2003, resolution of which is still pending.

With respect to the administrative proceeding commenced in June 2001, COFECO ruled against Telcel in January 2003. Telcel will appeal such ruling within the alloted terms.

Finally, with respect to the administrative proceeding commenced in July 2001, COFECO will issue its ruling shortly.

If Telcel is unsuccessful in contesting these findings penalties could include material fines or specific regulations applicable to Telcel.

CompUSA

f) In 2000, COC Service Limited filed a lawsuit against CompUSA and other defendants, including James Halpin, the Company's former CEO. The suit alleges, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for the case commenced on January 16, 2001 and concluded on February 8, 2001, with the jury ruling against CompUSA and requiring payment of actual damages of US $ 90 million and exemplary damages of US $ 94.5 million. The verdict also awarded actual and punitive damages of US $ 90 million and US $ 175 million against Mr. Halpin. Actual and punitive damages were also awarded against the other defendants.

In March 2001, CompUSA appealed this judgment and in May 2001, the court issued a ruling in favor of CompUSA indicating that COC was not entitled to payment of any damages by either CompUSA or Mr. Halpin, having granted the motion for judgment notwithholding the verdict.

14. Commitments and Contingencies (continued)

The court ruled against the other defendants. COC has appealed the court ruling in favor of CompUSA and Mr. Halpin. The other defendants have appealed the judgment against them. CompUSA and its legal counsel believe that CompUSA has significant grounds for a successful defense of COC's appeal.

At December 2002, no amount has been accrued for this matter by CompUSA as it is not possible to estimate the possible loss or range of loss that might be incurred.

If CompUSA or Mr. Halpin are not successful in defense of their position on appeal, the financial position and results of operations of CompUSA could be materially and adversely affected.

Telgua

g) In June 2000, the executive branch of the Guatemalan government issued statements concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), the Guatemalan state agency that conducted the privatization of Telgua. The statements indicated that certain actions of Guatel during the privatization of Telgua were contrary to the interests of the Guatemalan State.

In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, and certain other parties involved in the privatization of Telgua, challenging the validity of such privatization under Guatemalan law and seeking reversal of such privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua Guatel and American Central Tel, S.A. ("ACT," formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of this settlement agreement, Telgua agreed, among other things: (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years, to consist of an investment of at least 1,950 million quetzales (approximately US $ 246 million), and (ii) to establish a total of 380,000 public, mobile and rural telephone and internet lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel the sum of US $ 350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

14. Commitments and Contingencies (continued)

On October 31, 2001, (i) ACT paid Guatel a total of US$ 452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date, and (ii) Guatel instructed Citibank N.A. to release the collateral consisting of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of payment of the sales price for the shares of Telgua.

Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua have agreed to abandon all pending litigation and related actions with respect to this matter.

During 2002, a group of persons presented to the Guatemalan courts certain claims challenging the validity of the aforesaid settlement agreement by and between the Guatemala State, Telgua, Guatel, America Central Tel, S.A. (ACT, formerly Luca, S.A.). The abandonment of pending litigations and other related actions will not be resolved until the Guatemalan courts have ruled on the validity of the settlement agreements.

ITI-GEDO

Judicial proceedings were commenced in the United States District Court for the Sourthern District of New York in March 2001 by International Telecom, Inc ("ITI") against Generadora Eléctrica de Oriente, S.A. ("GEDO"), Antonio Jorge Alvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. On March 26, 2002, the court granted Telgua's motion to dismiss the case against it for lack of jurisdiction, finding that Telgua has insufficient contacts with New York to subject it to jurisdiction in that forum. On May 28, 2002, the court denied ITI's motion for reargument of the case. ITI or GEDO may appeal the decision to the United States Second Circuit Court of Appeals once a final judgment is rendered following trial of the remaining issues in the case. The court has not yet scheduled a trial date.

Comcel

Value Added Tax

h) The Colombian tax authorities have required Comcel to amend its income tax returns in connection with sales reported during 1994 and 1995, contending that Comcel has not declared the value-added taxes on cellular activation fees. The amount claimed by the tax authorities as of December 31, 2002, including fines and interest, amounted to approximately Ps. 19 billion Colombian pesos. In the opinion of Comcel, all the income has been appropriately declared and the Company has paid the value-added tax for all the periods in question; therefore, Comcel has made no provisions for this contingency.

14. Commitments and Contingencies (continued)

Voice/IP

On March 13, 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Ps. 234 million Colombian pesos. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. Comcel requested an administrative review of the decision, which was denied in June 2000. Comcel's appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001, but it was not until December 11, 2002 that the courts ruled in Comcel's favor and ordered the SIC to recognize the appeal with respect to the ruling; consequently the matter was remitted to the competent court for further study. The long distance operators estimated their damages to be US $70 million, an assertion currently being evaluated by the SIC. A final decision is expected in March 2004.

Nokia Guaranty

On December 31, 2002, the Company granted a payment guarantee to Nokia OYJ with respect to payment of obligations assumed by Comcel under the Agreement to Provide Equipment and Render Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology executed by and between Comcel and Nokia OYJ. The total amount guaranteed is of approximately US$80 million.

Conecel

Nokia Guaranty

i) On December 31, 2002, the Company granted a payment guarantee to Nokia OYJ with respect to payment obligations assumed by Conecel under the Agreement to Provide Equipment and Render Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology Agreement executed among Conecel and Nokia OYJ. The total amount guaranteed is of approximately US$45 million.

Minority Put Option

Pursuant to the Put Option Agreement dated as of March 8, 2000, minority stockholders are entitled to require the Company to acquire their interest in Wireless Ecuador, LLC subject to certain conditions. As of December 2002, such minority stockholders are still entitled to require the Company to acquire (i) during the first quarter of 2004, up to 75% of their interest in Wireless Ecuador, LLC at the put option exercise date; and (ii) during the first quarter of 2006, up to 95% of their interest in Wireless Ecuador, LLC at the put exercise date.

14. Commitments and Contingencies (concluded)

The exercise price shall be the price per capital unit ("Unit") valid at the time the option is exercised, multiplied by the number of Units that Cempresa (the selling stockholder) sells to the Company. If there are no events that modify the price per unit, such price shall be US$363.00, which is the result of multiplying US$1.21 (price per share of Conecel) by the result of dividing 300,000,000 (the number of shares owned by Wireless Ecuador of Conecel) by 1,000,000 (the number of Units of Wireless Ecuador). The following are considered events that modify the price per Unit: (i) The merger or consolidation of Wireless Ecuador or Conecel; (ii) the spin-off or split-up of Wireless Ecuador or Conecel; and (iii) the capitalization or change in the type of Units or shares of Wireless Ecuador or Conecel which modifies the number or value of such shares.

ATL-Algar Telecom Leste

j) In the final quarter of 2001, the Company replaced Williams Communications, Inc. as Guarantor of one third of a loan granted by Banco Nacional de Desenvolvimiento Económico y Social of Brazil "BNDES" to ATL.

Tess and ATL-Algar Telecom Leste

k) There is a dispute between the Brazilian Agência Nacional de Telecomunicações-ANATEL ("ANATEL") and the affiliates Tess S.A. ("Tess") and ATL-Algar Telecom Leste S.A. ("ATL") with respect to the calculation of inflation-related adjustments due from Tess and ATL under the respective concession agreements. Payment of the concession price under each of such agreements was due 40% upon execution of the agreement and 60% in three equal annual installments (subject to inflation-related adjustments and interest) starting in 1999. Both companies have made the concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged differences. The companies have filed actions in the Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL in October 2001 and subsequently ATL filed appeals, which are pending. No ruling has been handed down to date in respect of the action filed by Tess. The aggregate contested amounts were approximately R$362.7 million (including potential penalties and interest) at November 30, 2002.

Arbros

l) In May 2001, América Móvil guaranteed a bank loan to ARBROS for up to US$100 million. In May 2002, the Company had to face such liability and paid US$100 million to Credit Suisse. The Company has substituted in all the rights of Credit Suisse under such credit agreement and currently analyzes different actions for the recovery of part or the totality of such amount.

15. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2002 and 2001.

		2002		2001
Accounts receivable:				
Telecom Americas, Ltd.			Ps.	1,149,556
Teléfonos de México, S.A. de C.V.	**Ps.**	**486,864**		532,734
Sanborns Hermanos, S.A. de C.V.		**60,860**		42,177
Sears Roebuck, S.A. de C.V.		**20,272**		25,502
Teléfonos del Noroeste, S.A. de C.V.		**16,156**		11,398
Seguros Inbursa, S.A. de C.V.				3,967
Others		**1,977**		31,233
	Ps.	**586,129**	Ps.	1,796,567

		2002		2001
Accounts payable:				
Fuerza Guardina Inbursa, S.A.	**Ps.**	**22,560**		
Consorcio Red Uno, S.A. de C.V.		**18,151**		
Alquiladora de Casas, S.A. de C.V.		**206**	Ps.	237,438
Carso Global Telecom, S.A. de C.V.				41,796
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.		**318**		8,891
Others		**3,434**		52,448
Total	**Ps.**	**44,669**	Ps.	340,573

b) At December 31, 2001, marketable securities include notes of Ps. 6,006,732 issued by related parties.

Interest earned on such instruments for the years ended December 31, 2002 and 2001 were Ps. 78,240 and Ps. 386,433, respectively.

c) In the years ended December 31, 2002 and 2001 the Company had the following significant transactions with related parties, mainly with Telmex:

		2002		2001
Revenues:				
CPP interconnection fees (1)	**Ps.**	**8,412,366**	Ps.	8,099,766
Services provided		**70,980**		
Costs and expenses:				
Payments of long-distance, circuits and others (2)		**3,498,696**		3,675,558
Commercial, administrative and general:				
Advertising		**455,005**		455,619
Other expenses (income)		**182,216**		(105,686)
Commissions paid		**58,273**		6,337

33

15. Related Parties (concluded)

(1) Interconnection fees from the "Calling Party Pays" program (CPP): incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost):.payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; c) leases of buildings and other cellular space .

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repeater space, and has the right to install its interconnection radio frequency equipment.

e) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain subsidiaries.

16. Stockholders' Equity

a) The shares of América Telecom were authorized and issued pursuant to a resolution adopted at a Telecom stockholders' meeting held on November 30, 2001, approving the spin-off (see Note 1). Capital stock at December 31, 2002 and 2001 is Ps. 4,130,660 (Ps. 959,156 historical) and Ps. 4,138,936 (Ps. 967,250 nominal amount), respectively, represented by 3,740,379 (thousand) and 3,772,204 (thousand) Series A-1 common, registered shares with no par value at December 31, 2002 and 2001, respectively, representing fixed minimum capital. In addition, the Company's bylaws provide for the issuance of series A 2 variable capital shares. At December 31, 2002, no variable capital shares have been issued.

b) During 2002, the Company repurchased 16,886,700 of its own shares for Ps. 110,911. At the date of the audit report on these financial statements, there are 194,697,777 treasury shares for re-placement.

c) At the date of the incorporation of América Telecom, it was agreed to set up a reserve of Ps. 1,585,500 (Ps. 1,500,000 nominal amount) for the purchase of the Company's own shares. In addition, the maximum amount of capital stock that may be affected by the repurchase of the Company's own shares is Ps. 60,000 (nominal amount).

16. Stockholders' Equity (concluded)

d) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

17. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Income tax shown in the statements of operations corresponds to income tax determined individually for the Company and for each of its subsidiaries. In addition, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with the result of its Mexican subsidiaries, except for GCA, effective January 1, 2002.

2) Asset tax for the years ended December 31, 2001 and 2002 was Ps. 1,316,572 and Ps. 112,166, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the year ended December 31, 2002, was determined on a consolidated basis.

For the year ended December 31, 2002, América Telecom reported individually taxable income of Ps. 10,850, against which it carried forward tax losses from prior years of Ps. 753 (the Company reported a tax loss of Ps. 716 in 2001).

3) The corporate income tax rate for the years 2002 and 2001 was 35%. However, corporate taxpayers had the option of deferring a portion so that the annual tax payable represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax. The option of deferring a portion of annual income tax was eliminated effective January 1, 2002.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax.

4) Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment corporate income tax at the enacted rate at that time.

An analysis of income tax charged to results of operations for the years ended December 31, 2002 and 2001 is as follows:

		2002		2001
Current year income tax of Mexican subsidiaries	**Ps.**	**3,186,735**	Ps.	3,338,121
Current year income tax of foreign subsidiaries		**271,899**		115,346
Deferred income tax		**(374,180)**		(291,966)
Total	**Ps.**	**3,084,454**	Ps.	3,161,501

17. Income Tax, Asset Tax and Employee Profit Sharing (continued)

5) At December 31, 2002, the balance of the Restated Contributed Capital Account (CUCA), the Net Tax Profit account (CUFIN), and Net Reinvested Tax Profit account (CUFINRE) were Ps. 4,338,072, Ps. 7,855,614 and Ps. 7,895, respectively (Ps. 4,336,882, Ps. 7,741,907 and Ps. 5,769 in 2001).

6) A reconciliation of the enacted capital income tax rate to the effective rate recognized by the Company for financial reporting purposes is as follows:

	December 31	
	2002	2001
Statutory income tax rate in Mexico	**35.0%**	35.0%
Financing costs	**0.2**	1.8
Goodwill	**0.5**	0.7
Impairment in affiliates		1.0
Sale of shares of affiliates	**(4.5)**	
Others	**(2.9)**	5.4
Effective tax rate on Mexican operations	**28.3**	43.9
Revenues and costs of foreign subsidiaries	**(2.0)**	7.3
Effective tax rate	**26.3%**	51.2%

7) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:

	December 31,	
	2002	2001
<u>Deferred tax assets</u>		
Liability provisions	**Ps.(1,155,073)**	Ps.(467,086)
Other	**(66,804)**	(80,803)
Deferred revenues	**(469,774)**	(341,135)
Tax losses to be carried forward	**(5,455,178)**	(388,459)
Asset tax	**(10,409)**	(2,678)
	(7,157,238)	(1,280,161)
<u>Deferred tax liabilities</u>		
Fixed assets	**1,811,578**	1,376,373
Inventories	**696,148**	1,049,721
Licenses	**561,364**	588,006
	3,069,090	3,014,100
Valuation allowance	**6,136,690**	381,505
Deferred income tax liability	**Ps. 2,048,542**	Ps. 2,115,444

17. Income Tax, Asset Tax and Employee Profit Sharing (concluded)

On January 1, 2002, a annual one-percentage point decrease in the corporate income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect of this tax rate change on the determination of deferred taxes in future years will represent a credit to result of operations of approximately Ps. 130 million.

The Company's foreign subsidiaries record deferred taxes based on the guidelines established in SFAS-109, which is similar to Mexican accounting Bulletin D-4 issued by the Mexican Institute of Public Accountants. These companies have created a valuation allowance for deferred taxes.

8) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2002 and 2001 was 10% of taxable income.

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regulations of each country. The pretax income (loss) and tax provisions of these subsidiaries in 2002 and 2001 were Ps. 1,279,846 and Ps.(2,356,407) and Ps. 271,899 and Ps. 115,346, respectively.

At December 31, 2002, America Móvil's foreign subsidiaries, principally Telecom Américas and Comcel, have available tax loss carryforwards in conformity with the tax regulations of their respective countries aggregating US$ 1,344 and US$ 482 million, respectively.

The available tax loss carryforward in Brazil has no expiration date; however, the carryforward in a given year may be for no more that 30% of taxable income.

Tax losses in Colombia will expire in 2003 and 2007.

18. Segments

América Telecom operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations in Mexico, Guatemala, Ecuador, Brazil, Argentina, Colombia and United States. The accounting policies of the segments are the same as those described in Note 2.

18. Segments (concluded)

The following summary shows the most important segment information

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	Eliminations	Consolidated total
December 31, 2002										
Operating revenues	1,213,678	46,007,279	7,260,372	1,251,027	3,095,418	2,593,158	47,164	4,079,664	(8,086,378)	57,461,382
Depreciation and amortization	288,837	3,833,522	1,241,304	456,935	898,948	1,767,320		245,948	(455,173)	8,277,641
Operating income	(283,341)	11,866,614	1,683,649	317,432	342,302	(717,669)	42,615	(332,453)	(434,383)	12,484,766
Interest paid	4,951,837	7,871,648	737,496	53,956	306,064	10,768	9,711		(11,540,427)	2,401,053
Segment assets	244,603,297	120,085,034	25,825,335	4,223,079	9,125,522	40,260,000	778,792	1,245,959	(333,097,458)	113,049,560
Plant, property and equipment, net	858,154	38,190,447	9,144,358	1,479,622	2,739,859	6,466,195	899,155	404,155	406,686	60,588,631
Goodwill, net	1,574,868		2,851,470	1,968,660	1,557,629		264,210	482,141	(2,674,282)	6,024,696
Trade marks and patents	6,537,011									6,537,011
Licenses, net		1,630,064	574,939	293,521	2,196,878	10,678,511	221			15,374,134
December 31, 2001										
Operating revenues	25,344	36,276,951	4,237,925	819,940				4,567,221	(2,205,725)	43,721,656
Depreciation and amortization	147,666	2,580,000	1,076,898	621,573				338,998	(32,762)	4,732,373
Operating income	(432,064)	7,111,722	1,292,326	(525,756)				(3,016,145)	1,989,538	6,419,621
Interest paid	1,034,651	4,699,411	518,639	122,577					(5,273,978)	1,101,300
Segment assets	72,118,097	110,690,539	27,298,614	4,033,886				1,436,117	(117,632,288)	97,944,965
Plant, property and equipment, net	580,440	32,152,464	7,723,645	1,301,948				498,065		42,256,562
Goodwill, net	1,066,772	482,693	789,497	1,950,328				700,454	(489,830)	4,499,914
Licenses, net		1,779,063	517,354	318,973						2,615,390

19. Subsequent Events

a) In January, 2003, América Móvil made a public placement on the Mexican capital market of Ps. 1,000 million in floating-rate securities redeemable in three years. These instruments were issued as part of a third Ps. 5,000 million program registered by América Móvil with the NBSC.

b) On January 29, 2003, the Company placed through its subsidiary, Comcel, the equivalent of US$ 68 million of long term bonds in the Colombian market. These bonds bear annual interest at the real rate of 7.5%.

c) In February 2003, the Company, through América Móvil, acquired from Millicom Cellular International a 95% equity interest in the Colombian mobile telephone company Celcaribe, S.A, which operates in the Caribbean region of Colombia, for approximately US$ 96 million.

d) In February 2003, Telcel obtained final relief from the proceedings filed against it with respect to the non-deductibility of certain items. As a result, the Company will receive an income tax refund for those items paid in excess in 2001 of approximately Ps. 817 million for principal and interest.

e) In March 2003, the Company, through América Móvil, closed an agreement with BellSouth Corporation and Verbier to acquired from these companies a 95% equity interest in BSE, S.A., which operates in the northeast region of Brazil, for approximately US$ 185 million.

As filed with the Securities and Exchange Commission on July 2, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

Commission file number for securities registered pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant's name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	**Name of each exchange on which registered:**
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange
Series L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2001:

3,807 million	AA Shares
315 million	A Shares
9,077 million	L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ **No** ____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ________ **Item 18** __X__

TABLE OF CONTENTS

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001. The audited financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 have been prepared on a consolidated basis. The audited financial statements for the year ended December 31, 1999 have been prepared on a combined basis from the historical accounting records of Teléfonos de México, S.A. de C.V. (Telmex) and represent the combined historical operations of the entities that Telmex transferred to us in the spin-off that established América Móvil in September 2000.

Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(c) to our audited financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 19 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

- nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation,
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income, and
- all financial statements are restated in constant pesos as of December 31, 2001.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to the audited financial statements.

This annual report also includes audited financial statements of Telecom Américas as of December 31, 2000 and 2001 and the 186-day period ended December 31, 2000 and the year ended December 31, 2001. The audited financial statements of Telecom Américas have been prepared on a consolidated basis in accordance with U.S. GAAP and presented in U.S. dollars.

References herein to "U.S. dollars" or "U.S.$" are to the lawful currency of the United States. References herein to "pesos," "P." or "Ps." are to the lawful currency of Mexico.

The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member of Ernst & Young International, independent auditors. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

	As of and for the year ended December 31,					
	1997	1998	1999	2000	2001	2001
	(millions of constant pesos as of December 31, 2001)(1)					(millions of U.S. dollars)
Income Statement Data:						
Mexican GAAP						
Operating revenues	Ps. 5,882	Ps. 9,706	Ps. 16,183	Ps. 30,095	Ps. 41,364	U.S.$ 4,524
Operating costs and expenses	5,899	7,833	13,886	27,189	35,290	3,860
Operating income	(17)	1,873	2,297	2,906	6,074	664
Net income (loss)	1,644	4,020	4,502	905	(828)	(91)
Net income (loss) per share(2)	0.113	0.277	0.311	0.063	(0.060)	(0.006)
U.S. GAAP						
Operating revenues	Ps. 5,956	Ps. 9,828	Ps. 16,387	Ps. 30,474	Ps. 41,364	U.S.$ 4,524
Operating income (loss)	201	1,520	1,678	2,020	5,588	611
Net income (loss)	1,945	3,064	2,821	(428)	(610)	(66)
Net income (loss) per share(2)	0.134	0.211	0.195	(0.030)	(0.046)	(0.005)
Balance Sheet Data:						
Mexican GAAP						
Property, plant and equipment, net	Ps. 5,050	Ps. 6,778	Ps. 13,128	Ps. 34,175	Ps. 39,978	U.S.$ 4,373
Total assets	47,741	53,808	69,184	91,775	92,663	10,135
Short-term debt and current portion of long-term debt	—	—	—	6,948	6,304	690
Long-term debt	193	89	2,544	1,220	15,173	1,660
Minority interest	—	—	696	2,208	748	82
Total stockholders' equity	45,745	51,389	58,831	68,370	56,629	6,194
U.S. GAAP						
Total assets	Ps. 49,022	Ps. 55,270	Ps. 70,765	Ps. 93,611	Ps. 96,449	U.S.$10,550
Short-term debt and current portion of long-term debt	—	—	—	7,036	6,304	690
Long-term debt	195	90	2,577	1,235	15,173	1,660
Minority interest	—	—	707	(28)	748	82
Total stockholders' equity	46,862	51,381	57,056	64,633	56,976	6,232
Other Data:						
EBITDA(3)	852	2,400	3,413	4,570	12,530	1,371

(1) Except per share data.

(2) For 1999 and prior years, based on 14,485 million shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, based on the average weighted number of América Móvil shares outstanding during the year, assuming 14,485 million shares outstanding for the period prior to September 25, 2000. For 2001, based on the average weighted number of América Móvil shares outstanding during the year. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(3) EBITDA is defined as operating income plus depreciation and amortization and, in 2001, an impairment charge. EBITDA should not be construed as an alternative to operating income, or net income, as determined in accordance with Mexican GAAP or U.S. GAAP, as an indicator of our operating performance as an alternative to cash flows from operating activities, as determined in accordance with Mexican GAAP or U.S. GAAP, or as a measure of liquidity. EBITDA is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance. Because all companies do not calculate EBITDA identically, the presentation of EBITDA in this annual report is not necessarily comparable to similarly entitled measures of other companies.

EXCHANGE RATES

Mexico has had a free market for foreign exchange since 1991. Since December 1994, the Mexican government has allowed the peso to float freely against the U.S. dollar. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but has been relatively stable since 1999. The peso appreciated against the U.S. dollar in 2001, but it has depreciated in 2002 to date. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average(1)	Period End
1997	Ps. 7.7172	Ps. 8.4100	Ps. 7.9674	Ps. 8.0700
1998	8.0400	10.6300	9.2425	9.9010
1999	9.2430	10.6000	9.5630	9.4800
2000	9.1830	10.0870	9.4717	9.6180
2001	9.0270	9.8850	8.9386	9.1560
2001:				
January	9.6790	9.8850		
February	9.6570	9.7800		
March	9.4850	9.7060		
April	9.1870	9.4225		
May	8.9460	9.2915		
June	9.0450	9.1800		
July	9.0270	9.3600		
August	9.0850	9.2170		
September	9.1990	9.4910		
October	9.2000	9.5890		
November	9.1480	9.3090		
December	9.0900	9.2450		
2002:				
January	9.0950	9.2500		
February	9.0480	9.1700		
March	9.0010	9.1140		
April	9.0020	9.3750		
May	9.4080	9.7130		
June	9.6050	9.9560		

(1) Average of month-end rates.

On June 28, 2002, the noon buying rate was Ps.9.800 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our plans, objectives or goals, including those relating to competition, regulation and rates;
- statements about our future economic performance or that of Mexico or other countries in which we operate; and
- statements of assumptions underlying such statements.

We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 5, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

RISK FACTORS

Risks Relating to Our Mexican Wireless Business

Substantial and increasing competition in the Mexican wireless industry could adversely affect our business

We face substantial competition in the Mexican wireless industry, and we expect competition to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services and the auction of additional spectrum.

Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trade name "Telcel," holds concessions in all nine regions in Mexico to operate both a cellular network using the 800 megahertz (Band B) radio spectrum and a personal communications services (PCS) network using the 1900 megahertz (Band D) radio spectrum. We face competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Our competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless and Vodafone, four regional operators controlled by Telefónica S.A., Pegaso Comunicaciones y Sistemas, S.A. de C.V., and Operadora Unefon, S.A. de C.V. According to the Federal Telecommunications Commission, an independent agency within the Mexican Communications Ministry, which is known as Cofetel, Telcel's share of the Mexican cellular market was approximately 77.6% at March 31, 2002.

We anticipate that market prices for two-way wireless services generally will decline in the future due to increased competition. We also expect that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. All of this may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability will decline.

We may not be able to build out and upgrade our network on a timely basis

We are in the process of building out and upgrading our wireless networks in Mexico. In order to build out our networks, we must obtain cell and switch sites; obtain rights of way, government approvals and permits for network construction; complete radio frequency design for each developing area; design and install switching systems, radio systems, interconnection facilities and operating support systems; expand and maintain customer care, network management and management and administrative systems; and obtain additional radio spectrum frequencies. Over the next several years, we intend to continue to upgrade our network to implement the next generation of wireless technology.

We cannot guarantee you that we will successfully execute these tasks, many of which are not under our control, on a timely basis or at all. Our ability to develop our networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political and regulatory factors and currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our wireless

networks, or do so in a timely manner, we could lose current and potential customers to competitors, one or more of our concessions could be terminated and our results and financial condition could suffer.

We require substantial capital to build out our wireless network and for other purposes, and we may not be able to raise sufficient capital on a timely basis or at all

We require substantial capital to operate and build out our wireless networks. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new wireless technologies and potentially to acquire and invest in other communications companies. We have budgeted capital expenditures of approximately U.S.$900 million at Telcel for the year ending December 31, 2002, principally for the build-out and upgrade of its cellular networks. To meet these requirements, we have relied on borrowings from banks and cash flow from operations. However, our international businesses also have substantial capital requirements, and we may also decide to finance new investments outside Mexico. If available funds are insufficient to meet our budgeted capital requirements for Telcel, we may not be able to raise capital to finance any shortfall on a timely basis, or at all.

In addition, we may not be able to respond quickly, or at all, to new, unexpected capital requirements, which could impede our business and development. Some of the factors that could cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from our business plan.

Historically, Telcel relied on assistance from its former parent company, Teléfonos de México, S.A. de C.V. (Telmex) to help satisfy its capital requirements. Telmex no longer provides us with resources or provides financial or other support to Telcel if we cannot meet our own capital needs.

Failure to obtain adequate capital in a timely fashion could result in the delay or abandonment of our development and expansion plans or the failure to meet regulatory build-out requirements.

Regulatory developments in Mexico could hurt our business and could result in the termination of our concessions

Telcel's business is subject to extensive government regulation, principally by Cofetel, and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Telecommunications Law and Telcel's concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards. The loss of any one concession could have a material adverse impact on our business and results of operations.

In addition, the Communications Ministry is authorized to impose specific rate requirements on any wireless operator that is determined by the Federal Competition Commission to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulation on us. Any such new regulation could have a material impact on our operations.

Risks Relating to our International Subsidiaries and Joint Ventures

We are dependent on relationships with our partners, and disagreements with our partners could hurt our international businesses and favor our competitors

We cannot assure you that all of our relationships with our partners will be harmonious and successful. Certain of our international businesses, including our operations in Brazil, Argentina and Ecuador, are conducted through subsidiaries in which we own a majority, but less than 100%, ownership interest. As a result, we are required to obtain the consent and cooperation of our partners with respect to certain matters in order to implement and expand upon our business strategies. See "Non-Mexican Operations" under Item 4.

We have agreed to buy out BCI's interest in Telecom Américas, but there are significant conditions to be met before we can complete the purchase

Telecom Américas, our joint venture with Bell Canada International, Inc. (BCI) and SBC International, Inc. (SBCI), holds investments in the telecommunications sector in Brazil. See "Telecom Américas" under Item 4.

We have a 52.8% interest in Telecom Américas. On May 31, 2002, we agreed to acquire BCI's interest in Telecom Américas for approximately U.S.$366 million in cash and notes. In June 2002, we exercised an option to acquire SBCI's interest in Telecom Américas. Following the closing of these transactions and capital contributions currently being made, América Móvil will have a 94.5% interest in Telecom Américas. There are substantial conditions to be met before the closing of the BCI transaction, including approval by the shareholders and certain creditors of BCI. We cannot assure you that these approvals will be obtained or that the transactions will close as contemplated.

Telecom Américas does not have voting control of its operating companies

Due to governmental regulations in Brazil and other restrictions, Telecom Américas does not have voting control of any of ATL-Algar Telecom Leste S.A., Tess S.A., Americel S.A. or Telet S.A. in Brazil. Although we expect that Telecom Américas will eventually acquire voting control over these operating companies, we can provide no assurances that this will occur.

The arrangements through which Telecom Américas holds its interests in its operating companies are subject to extensive government regulation. Although the Brazilian regulatory authorities reviewed and approved the transactions in which Telecom Américas acquired its interests in the operating companies, we can provide no assurances that the regulatory environment in Brazil will not change in the future. Existing and future Brazilian regulatory restrictions could have a material adverse effect on the ability of Telecom Américas to obtain voting control of its investments, to transfer its interests in its operating companies or to maximize the proceeds from any such transfer.

Our international businesses may not be able to build out and upgrade their networks on a timely basis

Our international wireless businesses need to complete the build-out of their wireless networks and, in the next several years, to implement upgrades to their networks to access the next generation of digital technology. In addition, our subsidiary in Guatemala, Telecomunicaciones de Guatemala, S.A. (Telgua), plans to make substantial capital expenditures on its fixed-line network. We cannot guarantee you that we will successfully execute these tasks on a timely basis or at all. Our ability to develop networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political or regulatory factors and foreign currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our networks, or do so in a timely manner, we could lose current

and potential customers to competitors, one or more of our concessions could be terminated and our revenues could suffer.

Our international businesses require substantial capital to build out their networks and for other purposes, and they may not be able to raise sufficient capital on a timely basis or at all

Our international businesses require substantial capital resources to continue their growth and development, and if we decline to assist them with our resources at some time in the future, particularly during an economic crisis in Latin America, any problems these businesses encounter in addressing capital shortfalls will be aggravated. Historically, we relied on assistance from Telmex to help satisfy our capital requirements. Following the spin-off, Telmex no longer provides us with resources or financial or other support to our subsidiaries and joint ventures if they cannot meet their own capital needs.

We have budgeted capital expenditures of approximately U.S.$500 million for 2002 for our international businesses. To meet these requirements, we have relied, and expect to continue to rely, on loans from banks and cash flow from operations, but we also expect to use a substantial portion of our available funds to finance capital expenditures of Telcel and to finance new international investments.

Increased indebtedness may have a number of negative effects on the operations of our international businesses, including increased difficulty in obtaining future financing, allocation of increasing amounts of income to debt repayments and restrictions imposed by lenders on these businesses' capital resources or operations.

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our international businesses

Our international wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We expect that competition will intensify in the future, both from new entrants and existing competitors, and that market prices for wireless services will continue to decline and customer churn will increase due to increased competition. Among other things, our competitors could provide increased handset subsidies, provide free services, such as Internet access, expand their networks faster and develop and deploy improved wireless technologies faster.

If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, the revenues and profitability of our international businesses will decline. In addition, the cost of adding new customers may continue to increase, reducing profitability even if customer growth continues.

We may not be able to obtain or maintain favorable roaming arrangements

To the extent competitors have, or are perceived to have, better roaming features than our businesses, those businesses may lose customers to their competitors. Our customers can access another provider's wireless system only if our customers' handsets are compatible with the other provider's system and the other provider allows them to roam on its network. We rely on agreements to provide roaming capability to customers in Latin America, the United States and elsewhere in areas that our networks do not serve. Some competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. Also, competitors may be able to obtain roaming rates that are lower than rates obtained by our Latin American companies, giving these competitors a pricing advantage. In addition, the quality of service that another wireless provider delivers during a roaming call may be inferior to the quality of service our companies provide.

Our companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers' customers roam in the companies' territories. If these roaming

agreements were to terminate, or if the other providers deploy incompatible technologies, revenues would decrease.

Government regulation could hurt our international businesses

Our international businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect us. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. Many of the laws, regulations and instruments that regulate our businesses, including in Brazil, Argentina, Uruguay, Guatemala and Ecuador, were only recently adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, Brazil's federal and state elections, slated to take place in October 2002, could result in political and economic policy changes that could have a material adverse effect on the Brazilian economy and on our businesses in Brazil.

Many Latin American countries are executing programs to deregulate and privatize the provision of communications services, including wireless services. However, these programs are still developing, and we cannot guarantee that changes in political administrations will not lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our Latin American operations. Such restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could cause losses of revenues and capital investments. Some restrictions currently exist, generally in the form of percentage limits on our equity ownership in joint ventures in foreign markets.

Our international businesses have concessions that are subject to termination

The terms of the licenses or concessions under which our international wireless businesses operate typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. Failure to comply with these criteria could result in the revocation of licenses, the imposition of fines or other government actions. We cannot assure you that our international business will be able to comply fully with the terms of their licenses.

We have invested in businesses and countries in which we have no previous experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of businesses outside our core activity of providing wireless telecommunications services in Mexico, and we plan to continue doing so, especially in the rest of Latin America and in businesses related to wireless and broadband telecommunications. These investments involve risks to which we have not previously been exposed and countries in which we have no previous experience. Some of the investments are in countries that, like Guatemala, Ecuador, Brazil, Colombia, Argentina and Venezuela, may present different or greater country risk than Mexico. Many of them are start-up or development-stage companies that will require substantial investments. There can be no assurance that these investments will ultimately be successful.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect us in ways we cannot predict

The wireless communications industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in customer demand, and as to the extent to which prices for airtime and line rental may continue to decline. As a result, our future prospects remain uncertain.

Our technology may not be compatible with the next generation of wireless technology

There are three existing digital technologies for wireless communications, none of which is compatible with the others. Telcel and certain of our international businesses currently use time division multiple access (TDMA) technology for their digital networks. However, a number of other wireless service providers, including certain of our other international businesses, use code division multiple access (CDMA) as their digital wireless technology, and still other wireless providers use global system for mobile communications (GSM) technology. Telcel expects to launch GSM service in the second half of 2002. The next generation wireless technology that gains widespread acceptance might not be compatible with the technologies currently used by Telcel and our international businesses. If it is not, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure. Such increased capital requirements could materially adversely affect our financial condition and prospects.

We may have difficulty collecting amounts due from other communications carriers

In most of the markets in which we operate, including Mexico, the calling party pays for the airtime on a call to a wireless number. If a subscriber of another cellular service provider places a call to one of our Telcel customers in Mexico, Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. In the year ended December 31, 2001, 22% of América Móvil's operating revenues and 24% of Telcel's operating revenues were attributable to interconnection charges and roaming charges.

Telcel and our other wireless businesses may encounter difficulties collecting such amounts from some communications companies. Some of these companies face financial difficulties and may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations.

We are dependent upon a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected

Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment, for example because it ceased to provide timely or cost-effective equipment or service, the transition to another supplier would

entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

Telcel relies primarily on Ericsson for the supply of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson, Motorola, Brightstar and Cellular Express.

We may incur significant costs from wireless fraud

Our wireless businesses incur costs associated with the unauthorized use of their wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2001, Telcel refunded its customers approximately Ps.3.9 million due to wireless fraud. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the customer.

Concerns about health risks relating to the use of wireless handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets in Mexico or the other countries in which we conduct business, which could have a material adverse effect on our results of operations. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and Telcel and our international businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

As of May 31, 2002, 62.5% of the voting shares of América Móvil was directly or indirectly owned by América Telecom, S.A. de C.V., which was established in November 2001 in a spin-off from Carso Global Telecom, S.A. de C.V. América Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

We have significant transactions with affiliates, particularly Telmex, that create potential conflicts of interest

We engage in transactions with Telmex, which is controlled by Carso Global Telecom, as well as with certain other subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which may be viewed as affiliates of América Telecom. Transactions with affiliates may create the potential for conflicts of interest. We are currently in the process of developing specific procedures to review transactions with related parties.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the U.S.

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

Economic and political developments in Mexico may adversely affect our business

Our principal business operations are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments or changes in law in Mexico.

Mexico has experienced adverse economic conditions

Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and Argentina and other emerging markets have adversely affected the Mexican economy and could do so again. In 2000, GDP grew by 6.9% and inflation declined to 8.9%. In 2001, GDP decreased by 0.3% as a result of the U.S. recession, while inflation declined to 4.4%. The Mexican government has estimated GDP in 2002 to be 1.7% and inflation to be 4.5%. These estimates may not prove to be accurate. Economic conditions in Mexico are heavily influenced by conditions in the United States. If the U.S. economy does not recover, Mexican economic growth will be adversely affected.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for wireless communications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the peso because a significant portion of our financial assets (14.0% at December 31, 2001) and our indebtedness (74.4% at December 31, 2001) is denominated in foreign currencies, principally U.S. dollars. We have generally had more foreign currency-denominated assets than liabilities, so we report exchange gains when the peso depreciates and exchange losses when the peso appreciates.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999, 8.9% for 2000 and 4.4% for 2001. Interest rates on 28-day Mexican treasury bills, or *Cetes*, averaged 24.5% in 1998, 21.4% in 1999, 15.3% in 2000 and 11.3% in 2001. On May 31, 2002, the 28-day *Cetes* rate was 6.6%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

Political events in Mexico could affect Mexican economic policy and our operations

The Mexican national elections held in July 2000 ended 71 years of rule by the *Partido Revolucionario Institucional* (Institutional Revolutionary Party or PRI) with the election of president Vicente Fox, a member of the *Partido Acción Nacional* (National Action Party or PAN). The elections resulted in increased representation by opposition parties in mayoral, gubernatorial, and legislative positions throughout Mexico. Neither the PRI nor the PAN currently has a majority in the Congress or Senate.

Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could have a material adverse effect on our operations. In addition, the lack of a majority party in the legislature and the lack of political alignment between the legislature and the presidency has resulted in deadlock that could prevent the timely implementation of economic policy, which in turn could have a material adverse effect on the Mexican economy and on our business.

Mexican taxes on services we offer could affect our results of operations

Legislation adopted in 2002 imposes a special 10% tax applicable to certain telecommunications services, which may be passed on to customers. Special taxes on the services we provide could be imposed, as have been imposed on other telecommunications services. If a tax of this nature were applied to us or to the services we provide, it could adversely affect our business and our results of operations.

Developments in other emerging market countries may adversely affect our business or the market price of our securities

Many of our investments and joint ventures and a substantial portion of our total assets are located in other emerging market countries, including Guatemala, Ecuador, Brazil, Colombia and Argentina. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. In recent months, prices of Mexican securities have been adversely affected by the economic crisis in Argentina. If the current economic situation in Argentina continues to deteriorate, or if adverse economic or political events occur in other emerging market countries, there can be no assurance that the market value of our securities would not be adversely affected.

Item 4. Information on the Company

THE COMPANY

We are the leading provider of wireless communications services in Mexico. Through our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trademark "Telcel," we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 34% of the geographical area of Mexico, including all major cities, and approximately 90% of Mexico's population. As of March 31, 2002, Telcel had 17.9 million subscribers.

We have subsidiaries in the telecommunications sector in Guatemala, Ecuador, Brazil, Colombia, Argentina, the United States and Mexico. We recently acquired control of Telecom Américas, a joint venture formed in November 2000 between us, Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI), Telecom Américas has interests in four wireless operators in Brazil. In May 2002, we agreed to acquire BCI's interest in Telecom Américas, and in June 2002, we exercised an option to acquire SBCI's interest in Telecom Américas. We acquired Comcel and Occel, Colombian wireless operators, from Telecom Américas in February 2002. As of March 31, 2002, we had a total subscriber base of 27.4 million. See "Mexican Operations," "Non-Mexican Operations" and "Telecom Américas."

América Móvil, S.A. de C.V. is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. The telephone number of América Móvil at this location is (5255) 2581-4411.

History

América Móvil was established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V. (Telmex), the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called *escisión* or "split-up." The shares of América Móvil were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the cities of Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey and the Mexico City metropolitan area, and in 1990 Telcel began offering cellular services in all nine regions in Mexico.

In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico. Telcel launched PCS service in Mexico City in 1999 and currently offers the service in all nine regions.

Our international subsidiaries and our investments in Telecom Américas and our other international affiliates were acquired during 1999, 2000 and 2001. See "Mexican Operations," "Non-Mexican Operations," "Telecom Américas" and "Other Investments."

Major Subsidiaries and Affiliates

The tables below and the diagram that follows set forth our major subsidiaries and affiliates as of of June 30. 2002.

Name of Company	Jurisdiction of Establishment	Ownership Interest(1)
Sercotel, S.A. de C.V.	Mexico	100.0%
Inmobiliaria los Cántaros, S.A. de C.V.	Mexico	100.0
AM Treasury, LLC	Delaware	100.0
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0
SubDipsa Treasury LLC	Delaware	100.0
TracFone Wireless, Inc.	Florida	97.8
Occidente y Caribe Celular S.A. (Occel)	Colombia	95.5
Comunicación Celular S.A. (Comcel)	Colombia	94.6
Telecomunicaciones de Guatemala, S.A.	Guatemala	94.4
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	94.4
Speedy Móvil, S.A. de C.V.	Mexico	85.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL	Ecuador	80.6
Techtel—LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0
Telstar, S.A.	Uruguay	60.0
Telecom Américas Ltd(2)	Bermuda	52.8
CompUSA, Inc.	Delaware	49.0

(1) Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

(2) Following the closing of our acquisitions of BCI's and SBCI's interests and capital contributions currently being made, we will hold a 94.5% interest in Telecom Américas.

The table below sets forth the major subsidiaries held by Telecom Américas as of June 30, 2002.

Name of Company	Jurisdiction of Establishment	Economic Interest(1)
ATL—Algar Telecom Leste S.A.(2)	Brazil	100.0%
Tess S.A.(3)	Brazil	100.0
Americel S.A.(4)	Brazil	77.4
Telet S.A.(4)	Brazil	77.5

(1) Economic interest of Telecom Américas, including shares owned directly or indirectly and shares subject to options or other contractual rights (which may be subject to regulatory or other conditions) in favor of Telecom Américas.

(2) Telecom Américas holds a 19.9% voting interest in the holding company through which it holds its interests in ATL. SBCI indirectly holds a controlling voting interest in this holding company.

(3) Telecom Américas indirectly holds a 19.9% voting interest in Tess.

(4) Telecom Américas holds a 19.9% voting interest in the holding company through which it holds its interests in Americel and Telet. BCE Inc. indirectly holds a controlling voting interest in this holding company.





América Móvil, S.A. de C.V.
100.0%
Sercotel, S.A. de C.V.
100.0%
Radiomóvil Dipsa, S.A. de C.V. (Mexico)
97.8%
TracFone Wireless, Inc. (Florida)
95.5%
Occidente y Caribe Celular S.A. (Occel) (Colombia)
94.6%
Comunicación Celular S.A. (Comcel) (Colombia)
94.4%
Telecomunicaciones de Guatemala, S.A. (Guatemala)
100.0%
Servicios de Comunicaciones Personales Inalámbricas, S.A. (Guatemala)
85.0%
Speedy Móvil, S.A. de C.V. (Mexico)
80.6%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Ecuador)
60.0%
Techtel-LMDS Comunicaciones Interactivas, S.A. (Argentina)
60.0%
Telstar, S.A. (Uruguay)
52.8%
Telecom Américas, Ltd. (Bermuda)
100.0%E
ATL-Algar Telecom Leste S.A. (Brazil)
100.0%E
Tess S.A. (Brazil)
77.4%E
Americel S.A. (Brazil)
77.5%E
Telet S.A. (Brazil)
49.0%
CompUSA, Inc. (Delaware)

18

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2001, Telcel's cellular network covered 34% of the geographical area of Mexico, including all major cities, and 89.9% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band D) radio spectrums. As of March 31, 2002, Telcel had 17.9 million cellular subscribers and, according to Cofetel, an approximately 78% share of the Mexican wireless market. Approximately 20% of Telcel's cellular subscribers are located in the Mexico City area.

In 2001, Telcel had revenues of Ps.32,268 million, representing 78.0% of the consolidated revenues of América Móvil for such period, and net income of Ps.1,949 million. At December 31, 2001, Telcel had total assets of Ps.51,642 million, representing 55.7% of the total assets of América Móvil as of such date.

Where roaming agreements are in place, Telcel is able to offer service to customers of other wireless providers when they travel through its service area, and Telcel subscribers can roam through other wireless providers' service areas. Telcel continues to expand its cellular communications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand.

The following table sets forth information on Telcel's subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,				
	1997	1998	1999	2000	2001
Revenues(1)	Ps. 6,252	Ps. 10,043	Ps.14,760	Ps. 23,531	Ps. 32,268
Average monthly revenues per subscriber during preceding 12 months(2)	550	475	295	223	183
Net income(1)	229	1,972	3,011	2,100	1,949
Total assets	6,961	10,595	18,048	63,287	51,642
Cellular lines in service (thousands):					
Prepaid subscribers	661	1,465	4,450	9,488	15,806
Postpaid subscribers	452	648	822	974	1,160
Total	1,113	2,113	5,272	10,462	16,965
Subscriber growth during preceding 12 months	69.3%	89.8%	149.4%	98.4%	62.2%
Cellular penetration(3)	1.2%	2.2%	5.4%	10.7%	16.9%
Percentage of population covered(4)	80.2%	80.6%	82.3%	86.3%	89.9%
Average monthly minutes of use per subscriber during preceding 12 months	100	96	90	86	73
Cellular call minutes for the preceding 12 months (millions)	1,026	1,784	3,513	7,891	11,677
Employees	1,966	2,532	4,510	6,452	7,644

(1) In millions of constant pesos as of December 31, 2001.
(2) In constant pesos as of December 31, 2001.
(3) Number of Telcel cellular lines in service divided by the population of Mexico.
(4) Percentage of population that can access Telcel's cellular telephone signal.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, the Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones* or Cofetel) and the Federal Competition Commission (*Comisión Federal de*

Competencia or COFECO). The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. COFECO is an independent agency of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Telecommunications Regulations adopted under such law, the Federal Law of Telecommunications, the Federal Economic Competition Law and the concessions and license agreements granted by the Communications Ministry. See "—Regulation."

Services and Products

Voice Services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid"—where the customer is billed monthly for the previous month—or "prepaid"—where the customer pays in advance for a specified volume of use over a specified period.

Telcel's postpaid plans include the following charges:

- monthly charges, which usually include a number of free minutes of use,
- usage charges, for usage in excess of the specified number of minutes included in the monthly charge, and
- additional charges, including charges for voicemail, caller ID, call waiting, call blocking and general information.

Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In 2001, approximately 39% of Telcel's operating revenues were derived from postpaid customers of Telcel.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans did not increase in 2000 or in 2001, and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10 p.m. to 7 a.m. during the week, and anytime on weekends) are less expensive than calls made during the remaining, or peak, hours.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001 and short message services (SMS) in January 2002. Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Prepaid plans serve the needs of distinct consumer

segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children. In 2001, approximately 61% of Telcel's operating revenues were generated by prepaid customers of Telcel.

The number of Telcel's prepaid customers grew by 67% in the 12-month period ended December 31, 2001, compared with a growth rate of 19% in postpaid subscribers. Telcel believes the prepaid market represents a large and growing under-penetrated market and an opportunity to improve margins because compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower cost to acquire subscribers and no billing costs, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the "calling party pays" system for cellular service, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so.

Data Services

Message services

Telcel began to offer data services in the form of one-way short message services (SMS) to its postpaid customers in April 1998. SMS offers a one-way paging service as well as a variety of information services pre-selected by customers, including weather reports, financial quotes and entertainment news. In 2002, Telcel began to offer two-way paging services, allowing its prepaid and postpaid customers to send and receive short text messages using TDMA and GSM technology.

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, services available through WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway for the major cities in all nine regions in Mexico in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, a variety of reservation and other types of electronic commerce services. In September 2001, Telcel introduced its Datum Internet website, allowing customers to access various services such as e-mail and financial news through a PDA connected to a wireless modem.

Data transmission

In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions. As of November 2001, these services were available to Telcel's prepaid customers. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

Telcel's CDPD services are able to accommodate such industry-specific applications as:

- *Telemetry*—Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control. Telemetry can also be applied in medicine to monitor patients within and away from the hospital.
- *Wireless credit card validation*—Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.
- *Dispatch applications*—Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.
- *Public safety applications*—States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.
- *Automated vehicle location*—Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

Telcel began to offer circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its new GSM network. Telcel plans to extend its GPRS services to prepaid users in the second half of 2002. See "—Wireless Network."

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an Amigo Kit, which includes a handset, a charger and other accessories at a subsidized price. New postpaid customers also receive a handset at a subsidized price.

In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums.

Interconnection

Telcel earns interconnection revenues from any call to one of its subscribers, or to a roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is used in connection with the call. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is Ps.0.31 per minute.

Telcel has entered into interconnection agreements with Telmex and other service providers in connection with its TDMA network, and expects to enter into similar agreements in connection with its

new GSM network shortly. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "—Regulation—Interconnection."

Roaming

Telcel offers domestic as well as international roaming services to participating subscribers. Subscribers who pay the domestic roaming rates gain access to the nationwide Telcel network, while subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into 77 such agreements, 54 of them with U.S. cellular service providers, 9 with Canadian providers, 13 with Central and South American providers and one with operators of worldwide satellites. Under the roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. Conversely, when a Telcel subscriber makes a cellular call outside a covered region, Telcel must pay the applicable charges to the cellular service provider in whose region the call originates. These payments are channeled through Telecommunication Services International, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

Marketing

Telcel develops customer awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and its Internet services.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers a free or subsidized handset when they subscribe, which the postpaid customers may keep when their service agreement expires.

Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2001, approximately 89% of Telcel's sales of handsets were generated by the cellular distributors, with approximately 10% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts.

Telcel has relationships with a broad network of approximately 875 exclusive distributors, who sell Telcel's services and products. For postpaid services, a distributor receives a first commission each time a new customer is signed up and another commission if the customer stays for a specific period. For prepaid services, a distributor receives either a first commission followed by another commission each time a customer recharges his account with a prepaid card (after three recharges) or a commission representing the remaining profit between the retail price and the customer price, depending on the type of plan sold. Distributors receive an additional commission under all plans based on the volume of sales

registered. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel's company-owned retail stores offer one-stop-shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 121 customer sales and service centers throughout the nine regions and will continue to open new service centers in order to offer its products directly to subscribers in more effective ways.

In addition, Telcel distributes prepaid cards and handsets, the latter as part of "Amigo kits" consisting of handsets and free airtime ranging from 20 to 200 minutes, through distributors that include Telmex and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the commercial terms given to other cellular distributors.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Telcel is currently developing a project to sell and distribute its products and services over the Internet, and began to offer the Amigo Kit package of handsets and accessories on its website in January 2001.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel's Internet website.

If a postpaid customer's payment is more than 17 days past due, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past-due are considered doubtful accounts. Prepaid customers may continue to receive calls for up to 180 days after they exhaust the prepaid credits, but must purchase additional credits within 60 days of the previous prepayment to make outgoing calls.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 60% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services.

Wireless Network

Telcel's wireless networks use both analog and digital technologies. As a proportion of total traffic, digital traffic measured 61.8% in March 2002. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra, and expects to launch a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz (Band B) frequency spectrum in the second half of 2002. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. Compared to

analog technology, TDMA makes voice signals harder to intercept, increases traffic volume and offers improved voice quality. GSM is a digital standard used in Europe, North America and elsewhere. Compared to TDMA, GSM provides access to a better developed path toward third generation wireless technologies and, because it is so widely used, faster availability of new products and services and a wider variety of suppliers. CDMA is an alternative digital technology that divides radio spectrum using codes, rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum, but it is less mature and less well supported by suppliers and the path from CDMA to third generation technologies is not as developed as for GSM.

In the fourth quarter of 2000, Telcel introduced data services based on CDPD technology that is designed to improve data transmission services on its TDMA network and to bridge the gap between second and third generation wireless technologies. In the second half of 2002, Telcel plans to offer GPRS data services through its new GSM network.

Analog and digital technologies

Telcel offers both analog and digital cellular service. Digital service is currently provided using the TDMA service standard and is expected to be provided using the GSM service standard in the second half of 2002. Telcel believes that digital technology offers many advantages over analog technology, including substantially increased network capacity, greater call privacy, enhanced services and features, lower operating costs, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. Digital service also enables Telcel to provide added benefits and services to its customers, including SMS, extended battery life and caller ID.

As Telcel grows, it will need to increase its capacity in order to support higher network traffic. Digital voice paths require less radio frequency spectrum capacity than do analog voice paths. In addition to enhancing capacity, digital technology also gives Telcel a cost advantage by allowing Telcel to produce network minutes with less capital and operating expense than analog technology. Not only is the cost of digital network equipment lower per voice path than analog network equipment, but also fixed costs, such as towers, shelters and other common equipment, are reduced by spreading them over a larger geographical area.

At December 31, 2001, 100% of Telcel's total network traffic used TDMA digital cellular service. Telcel uses digital switches and transmission equipment, and is in the process of digitalizing its traffic channels. All of Telcel's radio bases are currently equipped with both digital and analog traffic channels, and Telcel is in the process of converting its radio bases to use digital traffic channels only. Converting from analog to digital service requires the subscriber to purchase a dual-mode handset that costs approximately U.S.$125 to U.S.$400. Telcel sells some digital handsets below cost to induce subscribers to convert from analog to digital service.

TDMA network

Telcel currently uses TDMA technology for its digital network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel.

GSM Network

Ericsson has agreed with Telcel to build, install and transfer to Telcel a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico. The first phase of the new network is scheduled to be in commercial operation in the second half of 2002. The new GSM network will allow Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

In its first stage, Telcel's GSM network will offer service in all nine regions, but will not provide coverage in all cities in those regions. As Telcel rolls out the GSM network, it plans to expand GSM coverage throughout the nine regions while continuing to expand the TDMA network, but at a slower rate. The continued development and upgrading of the TDMA network will allow Telcel to support its growing number of subscribers and provide it with an increased ability to expand coverage and variety and quality of service.

CDPD technology

The cellular digital packet data (CDPD) platform is an industry standard that allows most applications written for the Internet as well as many corporate applications to run efficiently over the network without modification. Using CDPD, data files and transactions are divided into small packets and sent on a dedicated wireless channel. In many data applications, data is sent in bursts with intermittent quiet periods. Packet transmission technologies take advantage of this fact and allow user data to be efficiently carried on the same network channel. As a result, relative to data services carried over circuit-switched analog or digital wireless networks, the packet-switched CDPD service is a significantly more cost-effective means of sending data for the majority of applications because it allows many users to share the same channel. The use of packet switching capabilities on existing digital networks through CDPD is considered to be the first level of the transitional stage in the wireless industry between second and third generation technologies, referred to as 2.5G. Telcel rolled out its CDPD service in all nine regions using its TDMA network in September 2000.

CSD and HSCSD technology

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Telcel plans to offer CSD as well as HSCSD services in all nine regions through its new GSM network.

GPRS technology

General packet radio services (GPRS) is a system for the transmission of data in packets using the GSM platform. It allows for the high-speed transmission of information and accommodates a variety of handsets, offering some third generation services but using different bands, hardware and software. GPRS allows GSM operators to offer new Internet protocol services and provide more attractive Wireless Internet Applications to a wide group of users. It offers customers efficient access to the Internet, allowing several users to share the same air-interface resources. Operators using GPRS are able to

charge their customers based on the amount of transferred data rather than airtime, making GPRS a more attractive option for short transmissions of data. GPRS is similar to the CDPD technology offered through Telcel's TDMA network, but it allows greater capacity than CDPD. Together with CSD and HSCSD services, GPRS services will allow Telcel's GSM to select data services suited to their specific needs.

Third generation development strategy

Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD, CSD and GSM/GPRS have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

Telcel is considering choosing enhanced data rates for global evolution (EDGE) as the intergeneration wireless architecture that will facilitate its ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at higher speeds and in more places. EDGE is currently being developed by Ericsson, Nokia, Nortel, Lucent and Motorola.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has recently agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies, and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and is the only wireless provider in Mexico with a functioning nationwide network. Two other companies also hold concessions for nationwide service using the 1900 megahertz spectrum. While Cofetel has not indicated which frequency spectrum it will auction to deploy the third generation technology system or when such auction will occur, Telcel expects to actively participate in such auction if and when it occurs to ensure that its network meets the consumer demand and that we retain our leading competitive position.

Fixed Wireless

Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

Telcel provides fixed wireless voice services to Telmex's Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected

to Telcel's cellular network. Telcel also provides fixed wireless service to Telmex's Ladatel public telephone network.

Property

Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations) and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). At December 31, 2001, Telcel owned and operated 114 customer sales and service centers, a total of 3,147 radio base stations, 65 repeaters and 56 switching centers. Telcel owns certain properties for commercial and administrative offices and the installation of some of its equipment, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

Telcel currently relies on Ericsson for the supply of more than 70% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson, Motorola, Brightstar and Cellular Express.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless and Vodafone, four regional operators controlled by Telefónica S.A., Pegaso Comunicaciones y Sistemas, S.A. de C.V., and Operadora Unefon, S.A. de C.V. According to Cofetel, Telcel's share of the Mexican cellular market was approximately 77.6% at March 31, 2002.

Concessions in the same nine regions have also been granted to permit the provision of PCS services using the A, B, D and E bands. Telcel uses Band D to provide PCS services and competes with other PCS services providers using the A, B and E bands in each of the nine regions.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Regulation

Set forth below is a summary of certain provisions of the General Communications Law, the Telecommunications Law, the Telecommunications Regulations and the various concessions held by Telcel.

General

The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law, and only those provisions of the General Communications Law not opposed to the Telecommunications

Law remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

In October 2001, the Mexican Congress announced the beginning of a process to reform the Federal Telecommunications Law. Some of the proposals that have been discussed, such as strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition, could have a material effect on our operations. We are unable to predict whether or when such amendments may be implemented and, if implemented, their effect on our business.

Regulatory Oversight

The Communications Ministry is the government agency principally responsible for regulating telecommunications services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program, and Telcel must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

The Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Government in its relations with concessionaires, including the right to take over the management of Telecel's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The General Communications Law also provides that Telcel may not sell or transfer any of its assets unless it gives the Government a right of first refusal. If the Government declines to exercise its right, Telcel's unions also have a right of first refusal.

The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Law of Economic Competition, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose their rates for cellular service to the Communications Ministry. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and up to 10% elsewhere. The 1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees.

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 and 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The 1900 megahertz concessions were granted in 1998 for an initial term of 20 years that will expire in 2018.

Expansion and Modernization Requirements

Telcel's concessions impose a number of requirements for expansion and modernization of its network. For both cellular service provided within the 800 megahertz frequency and PCS services provided within the 1900 megahertz frequency, the concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. We are in compliance with these requirements.

Service Quality Requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems, as a result of which Cofetel adopted a resolution giving cellular users certain bonus time during April and May of 2000. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel.

Competition

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, the Communications Ministry may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our cellular line is Ps.1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is Ps.0.31 per minute.

Termination of the Concessions

The General Communications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the General Communications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

- failure to expand telephone services at the rate specified in the concession;
- interruption of all or a material part of the services provided by Telcel;
- transfer or assignment without Ministry approval of the concession or any asset used to provide service;
- violation of the prohibition against ownership of shares of Telcel by foreign states;
- any material modification of the nature of Telcel's services without prior Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the concessions;
- material failure to meet any of the service expansion requirements under the concessions;
- material failure to meet any of the requirements under the concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or
- bankruptcy of Telcel.

The General Communications Law provides that in the event of early termination of one of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is doubt as to whether the provisions of the concessions and the Telecommunications Regulations regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and

other similar international treaties require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

Speedy Móvil

Speedy Móvil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments. We own an 85% interest in Speedy Móvil, and Ericsson owns the remaining 15% interest. Under the terms of a joint venture agreement with Ericsson, we are committed to provide U.S.$8.5 million in capital contributions to the company as its needs arise, of which we have contributed nearly U.S.$3.5 million.

In addition to developing mobile data applications, Speedy Móvil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Móvil's operations.

NON-MEXICAN OPERATIONS

We have subsidiaries in the telecommunications sector in Guatemala, Colombia, Ecuador, the United States, Argentina and Uruguay. Our principal subsidiaries are described below. The revenues of our subsidiaries other than Telcel represented 21.9% of our consolidated revenues for 2001.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

The following table sets forth financial and operating information for our non-Mexican operations for the periods indicated:

	December 31,		
	1999	2000	2001
Telgua			
Combined revenues(1)	Ps. 2,566	Ps. 3,605	Ps. 4,009
Average monthly revenues per subscriber during preceding 12 months(2)	261	219	150
Combined net income(1)	(600)	(29)	446
Total assets(1)	8,096	7,763	9,039
Lines in service (thousands):			
Fixed	571	647	715
Cellular	76	261	420
Prepaid	17	179	371
Postpaid	58	82	49
Employees			
Fixed	3,650	3,209	2,844
Cellular	136	325	361
Comcel and Occel			
Combined revenues(1)	2,162	1,897	2,695
Average monthly revenues per subscriber during preceding 12 months(2)	247	198	137
Combined net income(1)	(1,899)	(1,667)	(915)
Total assets(1)	9,408	9,509	9,445
Cellular lines in service (thousands):			
Prepaid	321	740	1,451
Postpaid	429	290	433
Employees	1,381	1,342	1,207
Conecel			
Revenues(1)	698	359	776
Average monthly revenues per subscriber during preceding 12 months(2)	276	145	127
Combined net income(1)	(698)	(285)	(83)
Total assets(1)	2,409	1,697	1,813
Cellular lines in service (thousands):			
Prepaid	131	207	66
Postpaid	67	48	418
Employees	906	885	878

(1) In millions of constant pesos as of December 31, 2001.
(2) In constant pesos as of December 31, 2001.

	December 31,		
	1999	2000	2001
TracFone			
Revenues(1)	943	1,883	3,981
Average monthly revenues per subscriber during preceding 12 months(2)	349	301	190
Net income(1)	(357)	(1,912)	(1,285)
Total assets(1)	1,205	1,970	1,359
Cellular lines in service (thousands):			
Prepaid	234	1,136	1,913
Employees	572	1,128	646
Techtel			
Revenues(1)	6.3	27.3	140.6
Net income(1)	(44)	(145)	(667)
Total assets(1)	374	1,115	1,237
Employees	43	249	342

(1) In millions of constant pesos as of December 31, 2001.
(2) In constant pesos as of December 31, 2001.

Telgua

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own 94.4% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders. We use the term "Telgua" below to refer to Telgua and the affiliates together.

Business and strategy. At March 31, 2002, Telgua had approximately 741,400 fixed-line subscribers, representing approximately 6.3 lines per 100 inhabitants and a market share of approximately 96.1%.

Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and covers approximately 68% of its population. At March 31, 2002, Sercom had approximately 458,000 wireless subscribers, representing a market share of approximately 42.8%. Sercom invested approximately U.S.$65.2 million to expand its wireless network in 2000 and approximately U.S.$47.7 million in 2001.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication and dispatch applications, or "trunking," and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. Telgua's marketing strategy emphasizes the quality and reliability of services and products.

Competition. Telgua continues to be the principal provider of fixed-line services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel), Telefónica of Spain and BellSouth.

Regulatory environment. Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (*Superintendencia de Telecomunicaciones de Guatemala*) under the General Telecommunications Law (*Ley General de Telecomunicaciones*). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See "Legal Proceedings" under Item 8 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

Comcel and Occel

Comunicación Celular S.A. (Comcel) and Occidente y Caribe Celular S.A. (Occel) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country and Occel in the western region. We acquired our interests in Comcel and Occel in 2002 from Telecom Américas and certain other shareholders and increased them to their present levels through a series of capitalized investments in 2002. Currently, we hold a 94.6% interest in Comcel and a 95.5% interest in Occel. Occel operates under the "Comcel" brand, and we use the term "Comcel" below to refer to Comcel and Occel together.

Business and strategy. Comcel's network uses analog and TDMA digital technology and covers approximately 72% of Colombia's population. At March 31, 2002, Comcel had approximately 2.1 million subscribers and believed it had a 67% share of the wireless market in the regions in which it operates.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel's "*Amigo*" kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarket chains such as Éxito and Carrefour for the distribution of all of Comcel's basic products as well as the provision of technical service and assistance. The Amigo prepaid card is available in various chain stores nationwide. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

Competition. Comcel is one of only two cellular service providers in each of the eastern and western regions of Colombia and competes with BellSouth. Comcel also competes with traditional fixed-line telephone service operators, including Empresa de Telecomunicaciones de Santa Fé de Bogotá and Empresa Nacional de Telecomunicaciones in the eastern region, and Empresas Públicas de Medellín, Empresas de Telecomunicaciones de Cali S.A. E.S.P. and Empresas Municipales de Cali in the western region. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

Regulatory environment. The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations. Comcel's activities are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Concessions. Comcel holds 10-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern and western regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications

based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew the Comcel concessions through 2014.

Conecel

Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000, and gave the other investors the right to sell to us up to 50%, 75% and 95% of their shares during specified periods following the second, fourth and sixth anniversaries of our acquisition, subject to certain conditions. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%.

Business and strategy. Conecel's cellular network uses TDMA digital technology and covers approximately 77% of the geographical area of Ecuador and approximately 85% of its population. At March 31, 2002, Conecel had approximately 546,000 subscribers, representing a 57% share of the Ecuadorian wireless market.

Conecel offers both prepaid and postpaid wireless services. In addition to wireless telephone service, Conecel provides Internet, paging and data transmission services. Conecel's marketing strategy is to target its service plans to selected segments of the market. Conecel is currently engaged in a promotional effort to gain new subscribers through the sale of prepaid plans. In addition, Conecel aims to expand the number of its postpaid subscribers by promoting its postpaid plans in both the individual and the corporate segments. Conecel conducts general advertising campaigns to promote its products and services and to establish its brand.

Conecel aims to expand its coverage to 75% of the geographical area of Ecuador by the end of 2001 by building out its network first in areas already covered by its competitors and then in areas not currently covered by any provider. Conecel has budgeted capital expenditures of approximately U.S.$36.2 million in 2001 to finance the installation of 35 new cell sites and one new switching center.

Competition. Conecel's principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. BellSouth Ecuador's cellular network currently exceeds that of Conecel. Conecel does not expect that additional competitors will be permitted to enter the wireless market before 2003, but there can be no assurances that the government of Ecuador will not grant additional wireless concessions before such time.

Andinatel S.A. and Pacifitel S.A. hold exclusive concessions for the provision of fixed-line telephone services in Ecuador. The Ecuadorian government is expected to privatize these companies or open them to private investment in the near future.

Regulatory environment. Beginning in 1995, the government of Ecuador undertook a comprehensive reform of Ecuador's telecommunications sector adopting new laws that provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Emetel, the former state telecommunications monopoly. The new laws established:

- the National Telecommunications Counsel (*Consejo Nacional de Telecomunicaciones*, or Conatel), which is responsible for policy-making in the telecommunications area;
- the National Telecommunications Secretariat (*Secretaría Nacional de Telecomunicaciones*), which is responsible for executing Conatel's resolutions; and
- the Telecommunications Agency (*Superintendencia de Telecomunicaciones*), which monitors the use of authorized frequencies and compliance with concession provisions.

The reforms also introduced specified interconnection rates as well as a system of concessions for the operation of private networks, the use of frequencies and the resale of telecommunications services and value-added services.

Concessions. Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2009.

TracFone

TracFone Wireless, Inc., formerly Topp Telecom, Inc., is engaged in the sale and distribution of prepaid wireless phones and wireless service throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 97.8% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

Business and Strategy. TracFone currently offers its prepaid telephone cards and wireless handsets throughout the United States using an extensive distribution network. At March 31, 2002, TracFone had approximately 1.9 million subscribers and an estimated 17.4% share of the U.S. prepaid cellular market. TracFone's subscriber base increased more than 68.4% in 2001. In 2002, subscriber growth is lower as a result of an improving focus on profitability over growth in subscribers, and the number of subscribers declined in the first quarter of 2002.

TracFone does not own any wireless telecommunications facilities or hold any licenses. The company purchases cellular airtime for resale in the form of prepaid cards or codes under the terms of approximately 42 agreements with the principal U.S. national cellular service providers, including Verizon Wireless, Cingular Wireless and ALLTEL. Through these agreements, TracFone is able to offer nationwide wireless coverage.

TracFone's prepaid cards may be used only in conjunction with handsets installed with TracFone's patented, proprietary software. TracFone has its own handset brand and has entered into agreements with manufacturers, including Nokia and Motorola, for the installation of this software into their handsets. TracFone expects to enter into agreements with additional handset manufacturers for the installation of its prepaid software.

TracFone sells handsets through a variety of major U.S. retail stores and sells its prepaid cards through approximately 50,000 large- and medium-sized independent retailers throughout the United States.

TracFone expects that the U.S. prepaid wireless market will grow significantly in the future, and it aims to grow its subscriber base and increase its market share by taking advantage of its nationwide coverage and broad distribution network. TracFone's strategy is to maintain low prices for its handsets and airtime, offering competitive value to its target markets, which include low-income and teenage customers.

Competition. TracFone's principal competitors are major U.S. wireless operators, including Verizon Wireless, AT&T Wireless, Sprint PCS, VoiceStream Wireless and Cingular Wireless. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future.

Regulatory Environment. As a U.S. reseller of cellular service, TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission (FCC) and to U.S. telecommunications laws and regulations. TracFone does not require licenses to carry out its business.

Techtel

Techtel-LMDS Comunicaciones Interactivas, S.A. operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001.

We own a 60% interest in Techtel through a company in which the remaining interest is owned by an affiliate of Techint Compañía Técnica Internacional S.A.C.I., one of Argentina's largest industrial groups. We acquired our interest pursuant to the February 2002 reorganization of Telecom Américas.

Business and strategy. Techtel's data network covers Argentina's eight major metropolitan areas and approximately 50% of its population. Techtel's voice network covers 43 cities.

Techtel's strategic objective is to establish itself in Argentina's long-distance voice services market, where it launched long-distance voice services in December 2000. In 2001, Techtel invested approximately U.S.$68 million in capital expenditures for the build-out of its domestic and international network, including 16,340 kilometers of fiber optics and LMDS connection, of which 14,332 kilometers are fully operational. América Móvil contributed U.S.$28.2 million to Techtel in 2001, which, together with funds contributed by a subsidiary of Techint, funded Techtel's capital expenditure plan for 2001. We expect Techtel to be adversely affected by the current economic climate in Argentina.

Competition. Techtel's principal competitors are Telefónica de Argentina S.A. and Telecom S.A., both of which provide data and video services, as well as local and long-distance fixed-line voice services. In addition, a number of new competitors are entering the Argentine market for local and long-distance voice services, including Movicom and CTI, the first cellular companies to obtain general licenses for voice services. Other data services providers, such as Impsat, Comsat and Metrored, compete with Techtel in the long distance market principally through small shares of the business segment.

Regulatory environment. In 1990, the government of Argentina granted Teléfonica de Argentina S.A. and Telecom S.A. the exclusive right to provide local and long-distance fixed-line services, following the privatization of Entel, the former state-owned telecommunications company. In 1998, the government announced a timetable for the entry of additional telecommunications services providers, giving the Communications Secretariat (*Secretaría de Comunicaciones*) the power to grant and regulate telecommunications licenses. In November 1999, Movicom and CTI were granted entry into the market, and in November 2000 the Argentine telecommunications market was opened to any interested participant, subject to the licensing terms and conditions set out by the Communications Secretariat. The National Communications Commission (*Comisión Nacional de Comunicaciones*) is responsible for general regulatory oversight of the communications sector. The Communications Secretariat grants licenses to service providers. and each of the Communications Secretariat and the National Communications Commission may issue technical and administrative regulations.

Concessions and licenses. Techtel holds licenses to offer data transmission, video-conferencing and local and long-distance fixed-line voice telecommunications services as well as to provide radio signal transmission service throughout Argentina. Techtel is authorized to operate on the 38 gigahertz (Band G) radio spectrum in the Buenos Aires region, on the 10.5 gigahertz (Band A) radio spectrum in certain other metropolitan areas of Argentina and on the 28 gigahertz (Band A) radio spectrum throughout Argentina. These licenses and authorizations were granted by the Secretary of Communications and do not have termination dates. Under the terms of its licenses and authorizations, Techtel has committed to certain

investment targets for network development and other undertakings, and as of the date of this prospectus Techtel is complying with these commitments.

Telstar

Telstar S.A. is building an LMDS network to provide data transmission services in Montevideo, Uruguay. We own a 60% interest in Telstar through the same company that holds Techtel. We acquired our interest pursuant to the February 2002 reorganization of Telecom Américas.

Telstar holds a non-exclusive license to install and operate a wireless broadband network throughout Uruguay to provide data transmission services. Telstar is authorized to operate on the 10.5 gigahertz (Band A) radio spectrum. Telstar has paid the monthly charges required under the terms of its license and authorization for 2000 and 2001. Jointly with other telecommunications providers in Uruguay, Telstar filed a petition for the reduction of these monthly charges with Uruguay regulatory authorities in 2002 and is currently awaiting a response. Telstar's payments of such monthly charges for 2002 are not due until the matter is resolved.

TELECOM AMÉRICAS

Telecom Américas Ltd. owns investments in four operating companies in the wireless telecommunications sector in Brazil. Telecom Américas is currently owned 52.8% by América Móvil, 32.2% by Bell Canada International Inc. (BCI), 9.1% by SBC International, Inc. (SBCI) and 5.7% by a financial investor. BCI is a subsidiary of BCE Inc., Canada's largest telecommunications company, and SBCI is a subsidiary of SBC Communications Inc., a global communications company operating in the United States and 19 other countries worldwide. We agreed to acquire BCI's interest in Telecom Américas in May 2002, and exercised an option to acquire SBCI's interest in Telecom Américas in June 2002. We expect the SBCI transaction to close in July 2002 and the BCI transaction to close in August 2002. Pursuant to amendments to the Telecom Américas shareholders' agreement that we entered into concurrently with the agreement to acquire BCI's shares, we have effective control over Telecom Américas.

History

Telecom Américas was established as a joint venture in November 2000. Under the joint venture agreement:

- América Móvil contributed to Telecom Américas its 25% interest in ATL-Algar Telecom Leste S.A., a Brazilian Band B wireless operator, and approximately U.S.$1.17 billion in promissory notes. In addition, we agreed to contribute our interests in Techtel-LMDS Comunicaciones Interactivas S.A. and Telstar S.A., broadband wireless operators in Argentina. These interests were contributed in August 2001.
- BCI contributed to Telecom Américas its economic interests in Comcel and Occel; Americel S.A. and Telet S.A., Brazilian Band B wireless operators; Canbrás Communications Corp., a Brazilian cable television and Internet access service provider; and Genesis Telecom, C.A., a Venezuelan broadband wireless operator. In addition, BCI contributed approximately U.S.$964 million in promissory notes.
- SBCI contributed to Telecom Américas its 25% economic interest in ATL.

In a series of transactions in 2001:

- Telecom Américas increased its economic ownership interests in each of Americel and Telet to 77.4% and 77.5%, respectively.
- Telecom Américas acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., a Brazilian Band B wireless operator in the state of São Paulo.

Telecom Américas was reorganized in February 2002. In concurrent transactions:

- We acquired Telecom Américas' 77.1% interest in Comcel and Occel.
- We paid U.S.$80 million in cash.
- We sold our 50% interest in ATL to Telecom Américas.
- BCI acquired Telecom Américas' 75.6% interest in Canbrás.
- We acquired Telecom Américas' interest in Techtel and Telstar.
- Telecom Américas transferred its 59% interest in Genesis equally to BCI and América Móvil.

In January 2002, SBCI granted us an option to acquire its interest in Telecom Américas. We acquired this as part of a transaction in which we sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI. The exercise of our option to acquire SBCI's interest in Telecom Américas does not entail the payment of any further consideration on our part. We exercised the option in June 2002 and expect to acquire the shares in July 2002.

In April 2002, Telecom Américas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing 6.9% of the capital stock of Telecom Américas at the time of issuance. The preferred shares may be converted to common shares at the holder's option at any time. The preferred shares are entitled to dividends per share equal to 1.5 times the amount of any dividends per share declared on the common shares, and to preference over the common shares in the return of capital upon liquidation up to an aggregate amount of U.S.$300 million. The preferred shares have no voting rights and no right to representation on the board of directors. A holder has the right to require that its shares be included for sale in a registered offering by Telecom Américas, including demand registration rights exercisable beginning in 2006, and in some circumstances to require that its shares be included if we sell more than 20% of the shares of Telecom Américas. Holders have the right to sell half of the shares to us beginning in 2006 at a price based on the amount of the liquidation preference for such shares plus interest at a nominal interest rate, and we have the right to acquire half of the shares beginning in 2006 at the same price.

In May 2002, we agreed to acquire all of BCI's shares of Telecom Américas for cash and a note. The cash payment is U.S.$150 million, discounted if the closing occurs before October 1, 2002. If the closing occurs in August, it will be approximately U.S.$146 million. The note will be for U.S.$220 million and will be payable in March 2003, without interest. Following the closing of this transaction and capital contributions currently being made, América Móvil will have a 94.5% interest in Telecom Américas.

BCI is seeking approval for the transaction from its shareholders and the holders of certain debt securities, and it is seeking a court order approving a plan of arrangement under which BCI will dispose of all its assets, including the Telecom Américas shares, and ultimately liquidate. The conditions precedent to closing of the transaction include, in addition to customary matters, a court order approving the sale. We understand that it may be possible for this condition to be satisfied in time for a closing in late July or early August 2002, but that there can be no assurances in this regard.

The shares we are acquiring are held as collateral by lenders to BCI under its principal bank financing, which matures on August 9, 2002. If our purchase of the shares from BCI does not close by the time the syndicated loan matures, the lenders will be contractually entitled to enforce their security interest in the shares. We have entered into an option agreement with the lenders under this facility, which provides that if they obtain title to the BCI shares, they are entitled to require us to purchase the shares. If the option is exercised on or prior to March 1, 2003, the consideration will be substantially the same as under our purchase agreement with BCI. If the option is exercised after March 1 but before June 30, 2003, the consideration will be equal to the fair market value of the shares, but not less than the outstanding indebtedness under the loan facility or more than U.S.$370 million. The lenders' option will expire if it is not exercised on or before June 30, 2003, and after that date we will have the right to purchase the shares at fair market value, but not less than the outstanding indebtedness under the loan facility.

Business Overview

Telecom Américas' wireless properties in Brazil include the Band B cellular operations of ATL, Tess, Telet and Americel. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the

state of Rio Grande do Sul; and Americel operates in seven states in the central-west and northern regions of Brazil. As of March 31, 2002, these companies together served approximately 4.5 million subscribers and covered approximately 60.3 million licensed points of presence (POPs).

The following table summarizes Telecom Américas' principal operating companies and certain related operating data as of March 31, 2002 and for the year ended December 31, 2001.

Company	Estimated Licensed POPs	Total Subscribers	Average Minutes of Use per Month	Average Monthly Revenues per User(1)	Monthly Churn(2)
	(millions)	(thousands)			
Brazil Wireless					
Tess........................	17.8	1,078	94	Ps.124.4	1.9%
ATL........................	17.5	1,935	116	118.5	1.4%
Telet........................	10.2	851	96	117.3	3.1%
Americel.................	14.7	640	122	153.2	3.3%

(1) Constant pesos as of December 31, 2001.

(2) Churn rates represent the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when customers fail to pay their bills), divided by the average number of customers during the period.

Telecom Américas' principal operating companies are described below. Financial information provided for these operating companies has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2001.

ATL

ATL-Algar Telecom Leste S.A. is the Band B cellular concessionaire in the states of Rio de Janeiro and Espírito Santo in Brazil. Telecom Américas indirectly holds a 100% economic interest in ATL. Telecom Américas' interest in ATL was acquired by Telmex and SBCI in January 2000. In August 2001, América Móvil acquired the remaining economic interest in ATL from Williams Communications Group, Inc. for U.S.$398.4 million, payable in part in 2001 and in part in 2002. In the reorganization of Telecom Américas that closed on February 8, 2002, we transferred our interest in ATL to Telecom Américas. Algar Telecom S.A. holds a controlling voting interest in ATL, which Telecom Américas has the right to acquire upon the expiration or removal of certain Brazilian regulatory restrictions. In 2001, ATL had revenues of Ps.3,603.6 million and a net loss of Ps.1,307.9 million. At December 31, 2001, ATL had total assets of Ps.10,325.9 million.

Business and strategy. ATL began operations in January 1999. ATL's cellular network uses TDMA digital technology and covers approximately 70% of the geographical area of Rio de Janeiro and 30% of the geographical area of Espírito Santo. ATL's network covers approximately 93% of the combined population of these states. At March 31, 2002, ATL had approximately 1.9 million subscribers and a 40% share of the wireless market in the states in which it operates. At March 31, 2002, ATL had 1,464 employees.

ATL offers wireless voice services through a variety of rate plans. At March 31, 2002, prepaid subscribers accounted for approximately 84% of ATL's subscribers. ATL also offers additional services such as voicemail, call waiting, caller ID, conferencing services and short message services. ATL rolled out wireless Internet (WAP) and data transmission services in January 2001. ATL distributes its services and handsets through four large independent retailers (accounting for approximately 80% of handset sales), 274 independent dealers, 20 company stores and telemarketing. ATL also uses agents who work on commission to support its corporate customers.

ATL's business strategy is to:

- compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;
- use lower costs as a competitive advantage for building and broadening its customer base; and
- increase the prepaid subscriber base through mass market distribution and numerous points of sale.

Competition. ATL's principal competitor is Telefônica do Brasil, the Band A concessionaire that operates in several regions in Brazil, including Rio de Janeiro and Espírito Santo, and that is owned by Telefônica of Spain. Nextel, a joint venture between Motorola and Nextel Communications, Inc., competes with ATL for private line service to the corporate segment in the Rio de Janeiro metropolitan area.

During the first half of 2001, the Brazilian authorities auctioned two PCS licenses for the 1800 megahertz radio spectrum, allowing new competitors to enter the market in early 2002. The Brazilian authorities are expected to auction a third such license at a future time to be announced. No bidders came forward for an attempted auction of the third PCS license in August 2001, when current operators were prohibited from bidding.

Regulatory environment. In conjunction with the breakup and privatization of the Telecommunicaçoes Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, 10 cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises. In 1997, Brazil revised its telecommunications code to promote competition among service providers and establish an independent regulatory agency, Agência Nacional de Telecomunicações—ANATEL (Anatel), to regulate its telecommunications industry. Anatel issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. Anatel has the authority to grant concessions and licenses for public telecommunications services. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In September 2000, Anatel published guidelines for the implementation of PCS (*Serviço Móvel Pessoal*) operations in Brazil. The guidelines enable communication between mobile stations, as well as from mobile stations to non-mobile stations within the same PCS registration area. In addition, calls originated within a registration area and having a destination point outside that registration area will be treated as switched fixed telephone service for national and international long distance.

The guidelines establish rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Under the guidelines, Brazil is divided into three regions for PCS operation, as opposed to 10 regions for the current cellular service providers. Each of the three regions should have three new competitors in addition to the existing two competitors, which currently operate on Bands A and B. The current Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. Upon migration to PCS, ATL will have the right to acquire additional radio spectrum to enable it to offer the same services as PCS providers, to apply for long distance services licenses and to consolidate its licenses and operations with other wireless providers.

There are no restrictions on the participation of companies organized and based in Brazil, even if they are foreign-owned. Interested companies may compete in each of the three regions. The same provider, however, may not provide cellular or PCS, or both, through more than one authorization or concession in the same service area.

Concessions. ATL holds a 15-year wireless service concession granted by Anatel in April 1998, covering the states of Rio de Janeiro (91 cities) and Espírito Santo (77 cities), with an option to extend the concession for an additional 15 years, provided that ATL migrates to PCS and agrees with the Brazilian Ministry on renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (*Lei Geral de Telecomunicações*).

Tess

In April 2001, Telecom Américas, through its wholly owned subsidiary Telecom Américas Investments Ltd. (TAIL), acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., the Band B cellular concessionaire in the state of São Paulo (other than the city and metropolitan region of São Paulo). The majority of the voting shares of Tess is controlled by the Swedish telecommunications company Telia. In 2000, Tess had revenues of Ps.2,195.2 million and a net loss of Ps.1,545.7 million. In 2001, Tess had revenues of Ps.2,106.5 million and a net loss of Ps.1,707.2 million. At December 31, 2001, Tess had total assets of Ps.10,032.5 million.

The purchase price for the Tess acquisition comprised U.S.$318.7 million in cash and U.S.$631.3 million in three-year promissory notes issued by TAIL. The promissory notes are payable in three equal installments, on the first, second and third anniversaries of the closing, and bear interest at LIBOR. The remaining principal amount of the TAIL notes is U.S.$420 million after the April 2002 payment. Half of the TAIL notes is guaranteed by América Móvil, and we acquired these notes at a discount at the initial closing in April 2001. The other half of the TAIL notes is guaranteed by BCI. These notes were acquired during 2001 by certain affiliates of América Móvil, which have agreed to release BCI from its guarantees in connection with the closing of our acquisition of BCI's interest in Telecom Américas.

In connection with the acquisition, Telecom Américas also acquired an option to acquire control of the remaining voting interests in Tess. The option is subject to approval by the Brazilian regulatory agency Anatel for the transfer of control of Tess to Telecom Américas (or the absence of a requirement for such approval), or conversion of Tess' Band B cellular concession to a PCS (*Serviço Móvel Pessoal*) license in accordance with Anatel regulations. As part of the acquisition, Telecom Américas granted Bell South International, Inc. an option to purchase 50% of its interest in Tess. The option was not exercised by Bell South International, Inc., and expired in October 2001.

Business and strategy. Tess began operations in January 1999. Tess' cellular network uses TDMA technology and covers approximately 13% of the geographical area for which it holds a concession in the state of São Paulo. Tess' network covers approximately 74% of the population of this area. At March 31, 2002, Tess had approximately 1.1 million subscribers and a 35% share of the wireless market in the state in which it operates. At March 31, 2002, Tess had 872 employees.

Tess offers wireless voice services through a variety of rate plans. At March 31, 2002, prepaid subscribers accounted for approximately 87% of Tess' subscribers. Tess also offers additional value-added services such as voicemail, call waiting, caller ID, conferencing services and short message services. Tess introduced Wireless Internet Access data transmission service to corporate clients in August 2000, and made Wireless Internet (WAP) and data transmission service available to all subscribers in December 2000. Tess distributes its services and handsets through 19 large independent retailers

(accounting for approximately 440 points of sale), 372 independent dealers, 12 company stores and telemarketing. Tess also uses agents who work on commission to support its corporate customers.

Tess offers eighteen types of calling plans. Fifteen different plans are offered to postpaid customers, all but one requiring a 12-month contract. Three additional plans are offered exclusively to prepaid customers: *"Plano Tess Pre-pago," "Plano Noturno"* and *"Plano Corporativo."* Tess intends to introduce the *"Plano Minutos"* prepaid service in 2002, which will be a premium prepaid product featuring monthly automatic recharge. Currently, prepaid customers have several recharge options, including vouchers, bank ATMs, Tess calling card machines, payment by credit card and national lottery points of sale, where customers pay cash and receive a PIN number. Together, these options allow Tess's prepaid customers to easily recharge their prepaid account.

Tess's business strategy is to:

- compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;
- use lower costs as a competitive advantage for building and broadening its customer base; and
- increase the prepaid subscriber base through mass market distribution and numerous points of sale.

Competition. Tess' principal competitor is Telesp Celular, which is controlled by Portugal Telecom.

Regulatory environment. See "—ATL—Regulatory environment."

Concessions. Tess holds a 15-year wireless service concession granted by Anatel in March 1998, covering the state of São Paulo (other than the city and metropolitan region of São Paulo), with an option to extend the concession for an additional 15 years, provided that Tess migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. Tess' concession, which has been fully paid, is regulated under the General Telecommunications Law (*Lei Geral de Telecomunicaçoes*).

Americel

Americel S.A. is a Band B cellular concessionaire operating in seven states in central-western Brazil, including the city of Brasília, the capital of Brazil. Telecom Américas holds an indirect 77.4% economic interest in Americel. Telecom Américas' initial interest in Americel was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds. In 2000, Americel had revenues of Ps.1,126.7 million and a net loss of Ps.621.9 million. In 2001, Americel had revenues of Ps.1,345.5 million and a net loss of Ps.660.3 million. At December 31, 2001, Americel had total assets of Ps.4,092.9 million.

Business and strategy. Americel's cellular network uses TDMA digital technology and covers approximately 67% of the population of the states in which it operates. At March 31, 2002, Americel had approximately 640,000 subscribers and a 23% share of the wireless market in the states in which it operates. At March 31, 2002, Americel had 648 employees.

Americel offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. Americel's prepaid card, marketed under the brand name *"Legal,"* is used by more than 65% of its prepaid customer base. Americel offers bundled prepaid products, which include handsets as well as airtime, and, for customers who already have their own handsets, prepaid airtime marketed under the brand name *"Virou Legal."* At March 31, 2002, prepaid subscribers accounted for approximately

83% of Americel's subscribers. Americel's strategy is to continue to expand its customer base through the build-out of its network.

Competition. Americel competes with Tele Centro Oeste, which provides wireless service in certain of the states in central-western Brazil, and Companhia de Telecomunicações do Brasil Central—CTBC Telecom, which offers wireless service in some cities located in the state of Goiás. Tele Centro Oeste was formed in the 1998 reorganization of subsidiaries of Telebrás, the formerly state-owned wireless and fixed-line telecommunications operator.

Regulatory environment. See "—ATL—Regulatory environment."

Concessions. Americel holds a 15-year wireless service concession granted by Anatel in 1997, covering central-western and northern Brazil, with an option to extend the concession for an additional 15 years, provided that Americel migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (*Lei Geral de Telecomunicações*).

Telet

Telet S.A. is the Band B cellular concessionaire operating in the state of Rio Grande do Sul in Brazil. Telecom Américas holds a 77.5% economic interest in Telet. Telecom Américas' initial interest in Telet was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds. In 2000, Telet had revenues of Ps.1,104.9 million and a net loss of Ps.799.7 million. In 2001, Telet had revenues of Ps.1,375.5 million and a net loss of Ps.1,069.4 million. At December 31, 2001, Telet had total assets of Ps.5,669 million.

Business and strategy. Telet began operations in February 1999. Telet's cellular network uses TDMA digital technology and covers approximately 17% of the geographical area of Rio Grande do Sul and approximately 86% of its population. At March 31, 2002, Telet had 851,000 subscribers and a 31% share of the wireless market in the state of Rio Grande do Sul. At March 31, 2002, Telet had 721 employees.

Telet offers postpaid wireless services under the "*Claro Digital*" brand name, prepaid services under the "*Claro Expresso*" brand name, Internet service under the "*Claro Net*" brand name and international roaming service under the "*Claro Mundi*" brand name. At March 31, 2002, prepaid subscribers accounted for approximately 83% of Telet's subscribers. Telet also offers additional services such as voicemail, call waiting, three-way calling, call forwarding and call blocking. Telet's principal business strategy is to continue to expand its customer base through the build-out of its network.

Competition. Telet's only significant competitor is CRT Celular, which is owned by Telefónica of Spain.

Regulatory environment. See "—ATL—Regulatory environment."

Concessions. Telet holds a 15-year wireless service concession granted by Anatel in 1998, covering the state of Rio Grande do Sul, with an option to extend the concession for an additional 15 years, provided that Telet migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (*Lei Geral de Telecomunicações*).

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries and Telecom Américas are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2001. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

CompUSA

CompUSA, Inc. is a retailer of personal computing equipment based in Dallas, Texas. We own a 49% interest in CompUSA. Our interest in CompUSA was acquired in March 2000, following the completion of a tender offer in which Telmex and Grupo Sanborns, S.A. de C.V. acquired 100% of the capital stock of CompUSA. Sanborns is a subsidiary of Grupo Carso, S.A. de C.V., which is an affiliate of América Móvil. The remaining interest in CompUSA is currently owned by Tenedora U.S., S.A. de C.V., a Mexican company spun off in February 2002 by Sanborns. In 2000, CompUSA had revenues of Ps.40,347 million and a net loss of Ps.471 million. In 2001, CompUSA had revenues of Ps.37,885.3 million and a net loss of Ps.955.1 million. At December 31, 2001, CompUSA had total assets of Ps.16,127 million.

Business and strategy. CompUSA operates 217 CompUSA Computer Superstores in 90 metropolitan areas throughout the United States, spanning a total of 44 states. In addition, CompUSA operates eight "small market" concept stores, which are smaller stores offering products targeted to the communities in which they operate. At March 31, 2002, CompUSA had 14,006 employees.

CompUSA is one of the leading U.S. retailers and resellers of personal computers and related products and services, operating principally through its Computer Superstores. Its other activities include direct sales and providing comprehensive training and technical services to corporate, government, and education customers.

CompUSA offers personal computer hardware and software and related products and accessories. In addition to its in-store selection, CompUSA also offers customers the ability to special order approximately 30,000 additional products. Prices and services are typically determined centrally, but managers have the authority to adjust in-store prices in response to local competitive conditions within guidelines established and controlled centrally. CompUSA's strategy includes development and growth of its Internet retail business.

Competition. CompUSA competes with a variety of resellers of personal computers and related products and services. As to product sales, CompUSA competes with large format consumer electronics and office supply retailers, manufacturers and distributors that sell directly to the public, other large format computer retailers, Internet-based retailers, mail order houses, mass merchants, discounters, specialty electronics retailers, software specialty retailers, other personal computer retailers, outbound dealers and value-added resellers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

The personal computer industry is undergoing significant change. Rapid technological advances, combined with an increasingly computer-literate population, have increased the use and popularity of personal computers, resulting in the emergence and growth of a variety of distribution channels. CompUSA believes that customers have become increasingly price sensitive and this results in widespread and intense competition among personal computer product retailers and resellers.

Other

Genesis. We own a 29.5% interest in Genesis Telecom, C.A., a broadband wireless operator in Venezuela. We acquired our direct interest in Genesis in the reorganization of Telecom Américas that closed on February 8, 2002, in which Telecom Américas transferred its 59.0% in Genesis equally to BCI and América Móvil. Telecom Américas' interest in Genesis was acquired in November 2000 and was subsequently increased through capital contributions in 2001. Genesis has ceased operations and is in the process of winding up its affairs. We have fully written off our investment in Genesis. We provided loans to Genesis during 2001 and 2002 totaling U.S.$6.2 million for general working capital purposes, and expect to capitalize these loans in the near future.

ARBROS. We own an indirect 24.9% interest in ARBROS Communications, Inc. and hold warrants to purchase additional shares, the exercise of which would increase our indirect interest to 45%. Our interest in ARBROS was acquired in a two-step transaction, the second step of which closed in July 2001. Since the July 2001 closing, ARBROS has continued to report substantial losses and has had difficulty meeting its cash requirements. Recently, ARBROS substantially ceased its regular operations. ARBROS is now in the process of disposing of its assets in order to settle the claims of its creditors.

In addition to our equity investment, our subsidiaries, Telcel and Sercotel, hold two of the largest creditor claims against ARBROS, with claims of U.S.$100 million and U.S.$40 million respectively. Telcel's claim resulted from its May 2002 payment in full as guarantor on a loan made by Credit Suisse First Boston to ARBROS, which we charged to income in the first quarter of 2002. Sercotel's claim is in respect of a loan made by Sercotel to ARBROS in October 2001. Given ARBROS' financial condition, there can be no assurance that any portion of Telcel's or Sercotel's claims against ARBROS will be paid. We have fully written off our investment in ARBROS.

Network Access. We own convertible preferred shares representing a small equity interest in Network Access Solutions Corporation, a provider of high-speed data communications services to business customers on the East Coast of the United States. Our original investment was made in March 2000. In August 2001, we exchanged a large portion of our preferred shares of Network Access for certain warrants that, upon exercise, would give us an 8.8% interest on a fully diluted basis in Armillaire Technologies, Inc. We have fully written off our investment in Network Access.

Armillaire. We own warrants to purchase shares of Armillaire Technologies, Inc., the exercise of which would give us an 8.8% interest in the company on a fully diluted basis. Armillaire is a Delaware corporation that develops telecommunications solutions for unified voice, data and video networks, with its headquarters and principal place of business located in Bethesda, Maryland. As of the date of this annual report, Armillaire has suspended operations. We have fully written off our investment in Armillaire.

CCPR. In January 2002, we sold our 50% interest in Cellular Communications of Puerto Rico, Inc. (CCPR) to SBCI in exchange for U.S.$106.3 million and the option to acquire SBCI's interest in Telecom Américas. CCPR offers wireless, paging and long-distance services under the "Cingular Wireless" (formerly "Cellular One") brand in Puerto Rico and the U.S. Virgin Islands. We reported a gain of Ps.218 million in the first quarter of 2002 as a result of this sale.

Cablevisión. In April 2002, we sold our 49% interest in Empresas Cablevisión, S.A. de C.V. in an initial public offering on the Mexican Stock Exchange for approximately U.S.$200 million. Cablevisión provides cable television and internet access services in the Mexico City metropolitan area. The remaining interest in Cablevisión continues to be owned by Grupo Televisa, S.A., which is the largest supplier of television programming in Mexico. We reported a gain of Ps.1,283 million in the first quarter of 2002 resulting from this sale.

Telvista. We own an indirect 44.2% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which Telmex, Grupo Carso and América Móvil have a joint interest. Telvista is a Delaware corporation that operates four call centers with approximately 2,600 positions in the United States.

Iberbanda. We own an 18.6% interest in Iberbanda S.A. (formerly FirstMark Comunicaciones España, S.A.), which we acquired in November 1999. Iberbanda provides broadband wireless services in Spain. We have fully written off our investment in Iberbanda.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, before retirements, for each year in the four-year period ended December 31, 2001.

	Year ended December 31,		
	1999	2000	2001
	(millions of constant pesos as of December 31, 2001)		
Transmission and switching equipment	Ps. 6,556	Ps. 13,814	Ps. 12,285
Computer equipment	289	476	598
Licenses	—	90	310
Investment in subsidiaries and affiliates	4,686	16,453	7,124
Other	110	1,224	2,759
Total capital expenditures	Ps. 11,641	Ps. 32,057	Ps. 23,076

We estimate capital expenditures of approximately U.S.$1.4 billion for the year ending December 31, 2002, including capital expenditures at Telecom Américas and Comcel. Approximately two-thirds of our capital expenditures will be applied principally for the build-out and improvement of Telcel's cellular networks.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report. The statement of operations for the year ended December 31, 1999 was prepared on a combined basis from historical accounting records of Telmex and represents the combined historical operations of the entities that were transferred to América Móvil by Telmex in the spin-off.

Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 19 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

- nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all amounts are restated in constant pesos as of December 31, 2001.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to the audited financial statements.

Background

Effects of 1999 and 2000 Acquisitions

We made acquisitions in 1999 and 2000 that affected our financial performance. Our audited financial statements reflect the consolidation of the following major subsidiaries from the following dates:

TracFone	February 1999
Guatemalan wireless business	May 1999
Telgua	April 2000
Conecel	April 2000

These acquisitions resulted in increased revenues and net income. We also recognized goodwill on these acquisitions, which amounted to Ps.3,608 million (net of accumulated amortization) at December 31, 2001. In 2001, we recognized Ps.630 million in amortization of goodwill attributable to these acquisitions.

Other Investments

At December 31, 2001, we had Ps.22,879 million in investments in affiliates for which we accounted on the equity method because we had more than 10% of the shares and exerted significant influence, but we did not have control. The largest components of this amount were our investments in Telecom Américas, ATL, CompUSA, CCPR and Cablevisión.

Our equity in losses of these affiliates had a substantial adverse effect on our financial performance. Our equity in net results of affiliates was a loss of Ps.3,701 million in 2001 and a loss of

Ps.1,032 million in 2000. In both years, the largest element in the net loss was attributable to our interest in Telecom Américas. In 2000, our equity in net losses of affiliates was partly offset by gain we recognized upon contributing our interest in ATL to Telecom Américas.

In the reorganization of Telecom Américas in February 2002, we acquired Comcel and Techtel in exchange for our interest in ATL and other consideration. In June 2002, we acquired a majority and controlling interest in Telecom Américas. Also in 2002, we sold our entire interest in CCPR and our entire interest in Cablevisión. As of the date of this annual report, our only substantial remaining equity method investment is CompUSA. We will, however, report equity in net losses of Telecom Américas, CCPR and Cablevisión through the dates of their respective dispositions.

We also hold investments in several other non-strategic associated companies, including ARBROS, Iberbanda S.A. (formerly FirstMark Comunicaciones España, S.A.), Network Access and Armillaire. In 2001, we wrote off the entire balance of our investment in these four entities, resulting in an impairment charge to income of Ps.1,941 million.

Effects of 2002 Acquisitions

Our financial performance in 2002 and future years will be affected by the acquisitions we made in February 2002, as part of the reorganization of Telecom Américas, and by the full consolidation of Telecom Américas beginning in July 2002. Beginning in 2002, our financial statements will reflect the consolidation of the following major subsidiaries from the following dates:

Comcel and Occel	February 2002
Telecom Américas	July 2002

These acquisitions will have a material impact on our consolidated financial performance in 2002, resulting in increased revenue, EBITDA and debt.

Geographic Segments

In 2000 and 2001, we had fully consolidated subsidiaries operating in Mexico (Telcel), the United States (TracFone), Guatemala (Telgua) and Ecuador (Conecel). Of our consolidated 2001 revenues, Mexico accounted for 78.0%, the United States for 10.4%, Guatemala for 9.7% and Ecuador for 1.9%.

In 2002, we will also have fully consolidated subsidiaries operating in Brazil (Telecom Américas), Colombia (Comcel and Occel), Argentina (Techtel) and Uruguay (Telstar). As a result, the proportion of our revenues and earnings attributable to Mexico will decrease, although we expect that Mexico will still account for approximately two-thirds of consolidated revenues after we begin consolidating Telecom Américas.

The factors that drive financial performance are different for our operations in different countries. Each of them differs in its business model, competitive situation, regulatory environment, capital expenditure requirements, debt profile and many other factors. Our results of operations in each period accordingly reflect a combination of different effects in the different countries.

Effects of Economic Conditions

Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services might be adversely affected. In 2002, our performance could be affected by economic developments not only in Mexico, but in other countries in which we operate, and especially in Brazil, which is undergoing economic difficulties.

Devaluation of the peso against the U.S. dollar, such as occurred most recently in 1998, results in exchange losses on our net U.S. dollar-denominated indebtedness. Our results from our non-Mexican operations, as stated in net pesos, are also affected by the exchange rate between the local currency and the peso. For example, in the first quarter of 2002, results of our non-Mexican operations as stated in pesos were adversely affected by appreciation of the peso against their currencies.

Nature of Revenues

Our operating revenues include service revenues (88.0% of the total in 2001), sales revenues and other revenues.

Of our service revenues, the largest portion (70.5% in 2001) is usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which in turn is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (a) monthly subscription charges paid by postpaid customers, (b) long-distance charges and (c) charges for other services, such as roaming, call forwarding, call waiting and call blocking.

Monthly fees for postpaid service are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used. Revenues from sales of prepaid services are deferred and recognized as airtime is used or when prepaid cards expire, and are included under usage charges.

We also have sales revenues from selling handsets and other equipment, primarily to our subscribers. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. In most of our subscriber packages, we do not profit on the sale of the handset, which is priced near or beneath cost, so in the aggregate, on sales of handsets to new customers our cost of sales exceeds our revenues.

Results of Operations

Operating Revenues

Our revenues for 1999, 2000 and 2001 have been affected by continued rapid growth in the number of our wireless subscribers, especially prepaid subscribers, in all countries in which we operate. At December 31, 2001, we had 63.3% more wireless subscribers than at year-end 2000. The rate of growth year-on-year was similar in all the countries in which we operate: 62.2% in Mexico, 61.0% in Guatemala, 89.8% in Ecuador and 68.4% in the United States. In our fixed-line operations in Guatemala, subscriber growth was 10.5% in 2001. In 2002, subscriber growth has generally continued, except that in the United States it is lower as a result of a focus on profitability rather than customer growth.

Operating revenues increased by 86.0% in 2000 and 37.4% in 2001. Of the increase from 2000 to 2001, Ps.9,005 million was attributable to Mexico, Ps.404 million was attributable to Guatemala, Ps.1,442 million was attributable to the United States and Ps.417 million was attributable to Ecuador. In each case, increases in revenues were driven principally by growth in subscribers and traffic.

Mexico—Operating revenues were up 59.5% in 2000 and 37.1% in 2001. The increase in 2001 reflected a 38% increase in total traffic, resulting from the growth in subscribers. The average number of Telcel subscribers increased by 98.4% in 2000 and 62.2% in 2001. In 2001, revenues were adversely affected by the effects of the U.S. economic slowdown on the Mexican economy

and, in the fourth quarter, by the temporary negative impact on traffic of the introduction of 10-digit dialing in November. Equipment sales revenues were especially high in the fourth quarter, reflecting year-end holidays and promotions.

Guatemala—We began fully consolidating Telgua in April 2000. Operating revenues were up 11.2% in 2001. Fixed-line operations represented 82% of revenues in 2001, and are not experiencing the same growth as wireless operations.

United States—Operating revenues were up 179.9% in 2000 and 50.0% in 2001. The increase in 2000, from a low level in 1999, reflects a major step-up in marketing efforts. The increase in 2001 was in services revenues, reflecting growth in the number of subscribers. Sales revenues were down slightly in 2001, as the number of additions of new customers remained at a level similar to 2000.

Ecuador—We began consolidating Conecel in April 2000. Operating revenues were up 116.0% in 2001, reflecting the growth in subscribers.

Operating Costs and Expenses

Costs of sales and services

Costs of sales and services increased by 103.1% in 2000 and 15.3% in 2001. The increase in both years was due to the growth in traffic, increase in the number of customers and higher sales of handsets. The increased costs in 2000 were also attributable in part to the consolidation of Conecel and Telgua.

Commercial, administrative and general

Commercial, administrative and general expenses increased by 83.5% in 2000 and 27.7% in 2001. These increases were due primarily to commissions paid to cellular distributors, to advertising and other promotional expenses as a result of greater competition, and, to a lesser extent, to increases in wages and salaries.

Depreciation and amortization

Depreciation and amortization increased by 97.9% in 2000 and 44.9% in 2001. Under Mexican GAAP, we have elected to restate imported fixed assets based in part on the exchange rate between the peso and the currency of the country of origin, and as a result changes in exchange rates affect the amount of depreciation. The increase in 2001 was due to increased investments in plant, property and equipment, including the new GSM network in Mexico and acquisition of facilities we previously rented. The increase in depreciation and amortization in 2000 was due primarily to increased investments in telephone equipment and to the amortization of goodwill associated with newly-acquired subsidiaries, offset in part by our decision to change the amortization period of goodwill from 5 years to 10 years. Had we maintained our previous policy, amortization in 2000 would have been Ps.600 million higher. See Note 2(I) to our audited financial statements.

Impairment charge

In 2001, we recognized a charge of Ps.1,941 million for impairment of our investments in four telecommunications companies. These were non-strategic investments in small companies, three in the United States and one in Spain, whose prospects have been adversely affected by the crisis in the telecommunications sector. The charge reduced the carrying value of these investments to zero, and accordingly we do not expect further charges.

Operating Income and EBITDA

Operating income increased by 26.5% in 2000 and 109.0% in 2001. Without the impairment charge in 2001, operating income would have been Ps. 8,014 million, or 176% higher than in 2000. In 2001, the increase in operating income reflected revenue growth and an improved operating margin. Excluding the impairment charges, operating income increased by Ps.3,637 million in Mexico and Ps.927 million in Guatemala, while operating loss decreased by Ps.413 million in the United States. In 2000, the effect of revenue growth was partly offset by a lower operating margin.

Operating margin (operating income as a percentage of operating revenues) was 14.2% in 1999, 9.7% in 2000 and 14.7% in 2001. Without the impairment charge in 2001, our operating margin would have been 19.4%. The increase in our operating margin in 2001 reflected greater efficiency due to the larger number of customers, cost-control measures and an improved focus on profitability rather than growth. The decrease in our operating margin in 2000 was due to increases in sales commissions, growth in sales of handsets, higher discounts on sales of handsets at below cost and the consolidation of Conecel and Telgua.

EBITDA (operating income plus depreciation and amortization and, in 2001, the impairment charge) was Ps.12,491 million in 2001, compared to Ps.5,995 million in 2000. EBITDA margin (EBITDA as a percentage of revenues) was 30.2% in 2001, compared to 19.9% in 2000. Our EBITDA is attributable largely to our Mexican operations, as EBITDA is small in Guatemala, slightly positive in Ecuador and negative in the United States. Our U.S. operations reduced their negative EBITDA substantially during 2001, due to the focus on profitability rather than growth.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary assets and liabilities. We have had substantial liquid assets in the form of cash and short-term investments (Ps.12,426 million at December 31, 2001), resulting in significant interest income. Because our average monetary assets exceed our average monetary liabilities, we reported a net loss from monetary position in 2001 and 2000, but we expect this to change in 2002 because of the increase in our debt. We have more financial liabilities than financial assets denominated in foreign currencies, so depreciation of the peso results in foreign exchange loss and higher interest expense.

We had comprehensive financing cost of Ps.220 million in 2001 and comprehensive financing income of Ps.2,092 million in 2000. The credit in 2000 was attributable principally to interest income on our financial assets, offset in part by the monetary effect on our net monetary asset position and gain on the contribution of ATL to Telecom Américas. In 2001, we had a lower level of interest-bearing assets and a higher level of debt, and the resulting increase in net cost was only partly offset by exchange gain due to the appreciation of the peso. We expect that in 2002, we will report a higher net comprehensive financing cost, due to the higher level of debt.

Income Tax and Employee Profit-sharing

The statutory rate of the Mexican corporate income tax was 35% in 1999, 2000 and 2001. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 21.3%, 62.2% and 51.2% for 1999, 2000 and 2001, respectively. Our effective tax rate exceeds the statutory rate because losses in our non-Mexican operations are not deductible against our Mexican taxable income. The Mexican tax rate will decrease to 32% from 2003 through 2005, but the reduction will not have a material effect on us.

Mexican Accounting Principles Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing" went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the computation of deferred income tax. It generally requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred income tax was recognized only on temporary differences that were considered to be nonrecurring and that would reverse within a definite period. The cumulative effect of the adoption of this bulletin at the beginning of 2000 was applied to stockholders' equity without restating the financial statements for prior years. The effect on stockholders' equity was a reduction of 3.1%. Under Bulletin D-4, our deferred tax accounting under Mexican GAAP in 2000 is similar to U.S. GAAP.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its taxable income, subject to certain adjustments. The amount payable increased by 53.7% in 2000 and 10.9% in 2001. Bulletin D-4 does not affect accounting for employee profit-sharing.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates represented net losses of Ps.1,032 million in 2000 and Ps.3,701 million in 2001, attributable primarily to results at Telecom Américas. We expect to continue to report a net loss attributable to equity in results of affiliates in 2002, reflecting our investment in CompUSA, and the performance of Telecom Américas prior to full consolidation in July 2002.

Telecom Américas reported a net loss of U.S.$944 million in 2001. This includes a U.S.$280 million charge for impairment of its investments in Comcel, Techtel, Genesis and Canbrás, and our share of this charge accounts for Ps.1,168 million of the total of our equity in net losses. Most of the balance of the loss was accounted for by the Colombian and Brazilian wireless operations that we will fully consolidate in 2002. In 2002, we will recognize gains from the sale of our interests in CCPR and Cablevisión, and a loss from our payment of U.S.$100 million under a guarantee to creditors of Arbros.

Minority Interests

Minority interest represented a net credit of Ps.204 million in 2001 due to minority interest in losses at TracFone and Conecel. Minority interest represented a net credit of Ps.218 million in 2000 due to minority interest in losses at TracFone and Conecel, offset in part by minority interest in earnings at Telgua and GCA.

Net Income

In 2001, we had a net loss of Ps.828 million due to Ps.3,701 million of equity in losses of affiliates, principally Telecom Américas, and the impairment charge of Ps.1,941 million. But for the effect of equity in losses in both years, our net income would have increased by 48.3% from 2000 to 2001, as a result of increased operating income, partly offset by higher comprehensive financing cost.

Net income decreased by 79.9% in 2000 due to a decrease in comprehensive financing income mainly as a result of lower interest income; an increase in income tax provisions due to a change in Mexican accounting principles; and net losses of Ps.1,032 million attributable to equity in results of affiliates due principally to losses at Telecom Américas, CCPR and CompUSA.

Liquidity and Capital Resources

Capital Requirements

We have substantial requirements for capital, primarily for the following purposes:

- We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2001, we invested Ps.11,069 million in plant, property and equipment. We estimate capital expenditures for 2002 at approximately U.S.$1.4 billion. See "Capital Expenditures" under Item 4. Of this amount, approximately Ps.5,605 million is contractually committed. We expect our capital expenditure requirements to decrease in subsequent years, and do not have material contractual commitments for years after 2002.
- We pay dividends, and we may also repurchase our own shares. We paid Ps.566 million in dividends in 2001, and we are paying dividends quarterly in 2002. We also spent Ps.6,845 million repurchasing our own shares in the open market in 2001, and we have repurchased shares periodically during 2002 and expect to continue to do so.

We have used substantial amounts of cash to provide funding to Telecom Américas during 2001 and 2002 to date. These funds have been used to reduce the indebtedness of Telecom Américas. See "—Indebtedness of Telecom Américas" below. In addition, we used cash to pay for the purchase of an interest in ATL, which we paid partly in 2001 and partly in 2002. We also received more than U.S.$300 million in cash in 2002 from the sale of our interests in CCPR and Cablevisión.

We could have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because the telecommunications sector currently is undergoing consolidation in an environment of low asset prices and financial instability for many participants. We can give no assurance as to the extent, timing or cost of such investments.

Our commitments as of December 31, 2001 are summarized in the following table.

	Payments Due					
	Total	2002	2003	2004	2005	2006 and thereafter
	(millions of constant December 31, 2001 pesos)					
Contractual obligations as of December 31, 2001:						
Equipment leases	Ps. 2,196	Ps. 1,175	Ps. 1,002	Ps. 19	—	—
Real estate leases	Ps. 896	Ps. 179	Ps. 179	Ps. 179	Ps. 179	Ps. 538
Long-term debt	Ps. 17,427	Ps. 2,254	Ps. 2,903	Ps. 1,130	Ps. 5,047	Ps. 6,092
Short-term debt	Ps. 4,050	Ps. 4,050	—	—	—	—
Capital expenditures	Ps. 5,605	Ps. 5,605	—	—	—	—

Capital Resources

We generate substantial resources from our operations. In 2001, Telcel, Telgua and Conecel had net resources provided by operating activities, while at Tracfone there was substantial net resources used by operating activities. On a consolidated basis, operating activities provided Ps.8,016 million in 2001. Telecom Américas also generates cash from operations, with U.S.$142 million in net cash from continuing operations in 2001.

If we seek to raise funds by issuing stock, our bylaws require that we issue stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI. However, as of May 31, 2002, we had approximately 862,507,302 L Shares in treasury that we are free to resell.

During 2001 and 2002, we have used available cash and new borrowings to fund acquisitions and investments, particularly in Telecom Américas, and to provide funding to repay indebtedness of our non-Mexican subsidiaries. We have relied on a combination of equipment financing, other borrowings from international banks, and borrowings in the Mexican capital markets. When we begin consolidating Telecom Américas in July 2002, our consolidated net debt (indebtedness less cash and marketable securities) will be approximately U.S.$3.75 billion, excluding the amount payable to BCI for its interest in Telecom Américas. We do not expect the level of net debt to increase materially for the balance of 2002.

Outstanding Indebtedness

At December 31, 2001, we had total indebtedness of Ps.21,477 million. At December 31, 2001, approximately 74.4% of our indebtedness was denominated in foreign currencies, and approximately 80% of our debt obligations bore interest at floating rates. Our weighted average cost of all borrowed funds in 2001 (including interest and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.23%.

Our major categories of indebtedness are as follows:

- Equipment financing facilities. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. The largest is for up to U.S.$878 million and was concluded in October 2001. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel.
- Other bank loans. Our largest bank loan is a July 2001 syndicated loan agreement for U.S. $500 million. This loan includes a U.S.$400 million tranche maturing in January 2005 and bearing interest at LIBOR plus a margin determined based on debt to EBITDA ratios. We are the borrower and Telcel is the guarantor. We are required to add as a guarantor any other controlled subsidiary that provides a specified percentage of our consolidated EBITDA.
- Peso-denominated notes and commercial paper. In 2001, we issued Ps.5.0 billion in senior notes in the Mexican market. In 2002 to date, we have issued a further Ps.5.0 billion in senior notes and approximately Ps.1.3 billion in commercial paper.

We are subject to financial and operating covenants under our loan agreements. They limit our ability to pledge our assets, to effect a merger or a sale of all or substantially all of our assets, and to permit restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. The most restrictive financial covenants require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to us. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as América Telecom or its present controlling shareholders continue to control a majority of our voting stock.

Indebtedness of Comcel

We have recapitalized Comcel and Occel since acquiring them in February 2002. During the first quarter, Comcel and Occel prepaid in full, for a total amount of approximately U.S.$630 million, all their bank debt and their outstanding public debt securities – the 14.125% senior deferred coupon bonds due 2005 of Comcel and the 14% senior discount notes of Occel.

Indebtedness of Telecom Américas

In 2002, we have recapitalized Telecom Américas. It had more than U.S.$3.5 billion in debt at December 31, 2001. Its debt was reduced as a result of the February 2002 reorganization, the issuance of preferred stock in April 2002, and the application of additional shareholder contributions. Following our agreement with BCI, we made further advances and capital contributions to Telecom Américas, which were also applied to reduce debt. When Telecom Américas is consolidated with us, all its indebtedness to us and our subsidiaries will be eliminated in consolidation.

As a result of these measures, the total indebtedness of Telecom Américas to third parties, as of the commencement of full consolidation with us in July 2002, will be approximately U.S.$775 million. It will consist of the following:

- Equipment financing at ATL for a principal amount of U.S.$211 million. This facility is due in October 2005 and bears interest at LIBOR plus 400 basis points.
- Brazilian bank facilities at ATL, Tess and Americel. Each of these facilities includes a tranche under which the Brazilian development bank BNDES is the lender, and a syndicated bank tranche. They are primarily denominated in *reais*, with part indexed to the U.S. dollar. The aggregate principal amounts are approximately R$750 million plus the equivalent in *reais* of approximately U.S.$77 million. They amortize monthly through final maturity in 2006 and 2007.
- Debentures of ATL. These are in a principal amount of R$350 million and bear interest at a spread over a Brazilian money market rate. They are due in March 2003.
- Additional short-term vendor financing for approximately R$200 million.

Telecom Américas has pledged substantially all the assets and part of the shares of ATL, Tess and Americel. The debt instruments also contain extensive financial and operating covenants applicable to each subsidiary separately. Except for the ATL debentures and the short-term vendor financing, through a variety of arrangements we have effectively guaranteed all of the Telecom Américas debt listed above.

U.S. GAAP Reconciliation

We had a net loss under U.S. GAAP of Ps.610 million in 2001 and Ps.428 million in 2000, and net income under U.S. GAAP of 2,281 million in 1999. Compared to Mexican GAAP, net loss under U.S. GAAP was 26.3% lower in 2001. In 2000, we had a loss under U.S. GAAP and net income under Mexican GAAP, while in 1999, net income under U.S. GAAP was 37.3% lower.

There are several differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders' equity. The most significant in its effect on 2001 net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In recent years, this has resulted in lower net income under U.S. GAAP, because Mexic an inflation has exceeded the rate of depreciation of the Mexican peso against foreign currencies, particularly the U.S. dollar.

Other differences that affected 2001 net income relate to pension and seniority premium plan costs, interest on assets under construction, and deferred income tax and employee profit sharing. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect these same matters, and also reflect some matters for which accounting differed in prior years but has since converged. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements.

In 2000, we recognized a gain of Ps.1,003 million under Mexican GAAP when we contributed our investment in ATL to Telecom Américas. This gain, which is reported under comprehensive financing (income) cost under Mexican GAAP, is deferred under U.S. GAAP.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a very significant element of our costs, amounting in 2001 to Ps.3,568 million, or 10.1% of our operating costs and expenses, under Mexican GAAP, and Ps.4,092 million, or 11.4% of our operating costs and expenses, under U.S. GAAP. See notes 6 and 19 to our consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Impairment

We carry substantial amounts on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods.

Item 6. Directors, Senior Management and Employees

MANAGEMENT

Directors

Management of our business is vested in our Board of Directors. Our bylaws provide for the Board of Directors to consist of between 5 and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders' meeting held on April 30, 2002, with 8 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by América Telecom and SBC International, respectively, in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their dates of birth, and information on their committee membership and principal business activities outside América Móvil are as follows:

Carlos Slim Helú	Born:	1940
Chairman and member of the Executive Committee	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Honorary chairman of the board of directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Chairman of the board of directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.
Daniel Hajj Aboumrad	Born:	1966
Director and member of the Executive Committee	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Chief executive officer of Telcel
	Other directorships:	Director of Carso Global Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief executive officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Director and member of the Compensation Committee	Born:	1950
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Chief executive officer of Telmex
	Other directorships:	Vice-chairman of the board of directors of Telmex; director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief executive officer of Grupo Condumex, president of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)
Alejandro Soberón Kuri Director and chairman of the Audit Committee	Born:	1960
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Chairman and chief executive officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other Directorships	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.
María Asunción Aramburuzabala L. Director	Born:	1963
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Chief executive officer of Tresalia Capital, S.A. de C.V.
	Other Directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Integración y Verificación Analítica, S.A. de C.V.
Rafael Robles Miaja Director and Corporate Secretary	Born:	1965
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Partner, Franck, Galicia y Robles, S.C.

	Other Directorships:	Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V., Nacional Automotriz, S.A. de C.V. and Parras Cone de México, S.A. de C.V.
Drew A. Roy Director and member of the Executive, Audit and Compensation Committees	Born:	1946
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	President of International Operations of SBC International, Inc.
	Other directorships:	Director of Belgacom, S.A., Telkom S.A., Limited, ADSB Telecommunications B.V. and TDC A/S
Richard D. McCormick Director	Born:	1949
	First elected:	2002
	Term Expires:	2003
	Principal occupation:	Executive Director of International Operations of SBC International, Inc.
	Business experience:	President and chief executive officer of TransAsia Telecommunications
Claudio X. González Laporte Director	Born:	1934
	First elected:	2000
	Term Expires:	2003
	Principal occupation:	Chief executive officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation
David Ibarra Muñoz Director and member of the Audit Committee	Born:	1930
	First elected:	2000
	Term Expires:	2003
	Other directorships:	Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief executive officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within 10 calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within 10 calendar days, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). As of May 31, 2001, the Executive Committee comprises three members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders." The current members of the Executive Committee are Carlos Slim Helú and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Drew A. Roy, named by SBC International, Inc.

Other Committees

In January 2000, a Mexican commission of business leaders (*Consejo Coordinador Empresarial*), with the support of the Comisión Nacional Bancaria y de Valores (CNBV), issued a Code of Best Corporate Practices (*Código de Mejores Prácticas Corporativas*) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. The Board of Directors created an Audit Committee on July 10, 2001, and a Compensation Committee on March 13, 2001.

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Drew A. Roy. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, it is required (a) to assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement, (b) to assist the Executive Committee in monitoring the performance of our auditors and re-evaluating the terms of their engagement, (c) to recommend procedures for preparing financial statements and internal controls, (d) to monitor internal controls and to monitor accounting for specified types of matters, (e) to propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements, (f) to review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements, (g) to report to the Board of Directors on its activities, (h) to opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions and (i) to perform any other functions the Board of Directors may delegate to the Audit Committee. In addition, pursuant to our bylaws and Mexican law, (i) the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders and (ii) the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business.

The Compensation Committee consists of Messrs. Jaime Chico Pardo and Drew A. Roy. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and

compensating our senior executives. In particular, it is required (a) to recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives, (b) to propose criteria for evaluating executive performance, (c) to analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors, (d) to review new executive compensation programs and the operations of existing programs, (e) to establish contracting practices to avoid excessive payments to executives, (f) to assist the Board of Directors in developing appropriate personnel policies, (g) to participate with the Board of Directors in developing a plan for employees to invest in our L Shares, and to review the implementation of such plan, (h) to report to the Board of Directors on its activities and (i) to perform any other functions the Board of Directors may delegate to the Compensation Committee.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business Experience:	2000 Director of Telmex's Mexican subsidiaries, chief executive officer of Compania Hulera Euzkadi, S.A. de C.V.
Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business Experience:	2001 General director of Public Credit at Mexican Ministry of Finance and Public Credit, managing director of UBS Warburg, associate director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)
Carlos Cárdenas Blásquez Latin American Operations	Appointed: Business Experience:	2000 Various positions at Telmex, including Operating manager for the paging service Company Buscatel, S.A. de C.V. and vice- President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.
José Elias Briones Capetillo Administration and Finance	Appointed: Business Experience:	2001 Comptroller of Telcel
Alejandro Cantú Jiménez General Counsel	Appointed: Business Experience:	2001 Associate at Mijares, Angoitia, Cortés y Fuentes, S.C., associate at Fried, Frank, Harris, Shriver & Jacobson

Alfonso Gallardo Sosa Treasurer	Appointed: Business Experience:	2001 Investment Banking Director at UBS Warburg
Walter Lopez Burgoa Comptroller	Appointed: Business Experience:	2001 Chief financial officer of Scala Azteca, S.A. de C.V.

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors *(comisarios)* and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders' meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

- call ordinary or extraordinary general meetings,
- place items on the agenda for meetings of shareholders or the Board of Directors,
- attend meetings of shareholders, the Board of Directors or the Executive Committee, and
- generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

Name	Position
Agustin Aguilar Laurents	Statutory Auditor
Francisco Álvarez del Campo	Alternate Statutory Auditor

According to our bylaws and Mexican law, any holder or group of holders of at least 10% of our capital stock is entitled to name one statutory auditor. The appointment of statutory auditors elected as described above may only be revoked if the appointment of statutory auditors elected by the majority of the holders of our common shares is also revoked.

Compensation of Directors and Senior Management

The aggregate compensation paid to our senior management and directors in 2001 was approximately Ps.12.5 million and Ps.1.7 million, respectively. The aggregate compensation paid to the senior management of Telcel in 2001 was approximately Ps.62.7 million. Provisions to provide pension, retirement or similar benefits for our directors and senior management were approximately Ps.1,237 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 Series L Shares from our treasury. The subscription price for the 2001 plan is Ps.1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003 and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, however, a participant could

wait until the fourth anniversary of the plan to exercise 100% of the options granted by us. As of May 31, 2002, a total of 256,250 Series L Shares have been acquired by our employees under our stock option plan.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See "Major Shareholders." To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001:

	December 31,		
	1999	2000	2001
Number of employees	6,059	13,450	14,786
Category of activity:			
Wireless	5,218	8,789	11,942
Fixed	841	4,661	2,844
Geographic location:			
Mexico	4,510	6,452	7,644
United States	829	1,543	646
Other Latin America	720	5,455	6,496

As of December 31, 2001, the Progressive Union of Communication and Transport Workers of the Mexican Republic (*Sindicato Progresista de Trabajadores de Communicación y Transporte de la República Mexicana)* represented approximately 83.4% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2002, Telcel and the union agreed to a 5.5% nominal increase in basic wages, retroactive to March 2002.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Our subsidiary Telgua has three active employee unions—the Telecommunications Union (*Sindicato de las Telecomunicaciones y Similares*), which had 517 members, representing 24.8% of Telgua's employees, at December 31, 2001, the Telgua Workers Union (*Sindicato de los Trabajadores de la Empresa TELGUA, S.A.*), which had 605 members, representing 29% of Telgua's employees, at December 31, 2001 and the Guatel Workers' Union (*Sindicato de los Trabajadores de la Empresa Guatel*), which had 154 members, representing 7.4% of Telgua's employees, at December 31, 2001. All management positions at Telgua are held by non-union employees. Under Guatemalan law, Guatemalan companies are required to negotiate only with the largest of its employees' unions. In October 2001, Telgua and the Telecommunications Union entered into a new two-year labor agreement.

Our subsidiaries Comcel and TracFone have no active employee unions.

We believe that we have good current relations with our workforce.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 92.4% of the full voting shares (AA Shares and A Shares) and 28.7% of the total capital stock of América Móvil as of May 31, 2002. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (SBCI), a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of May 31, 2002.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(1)
América Telecom	2,500	66.4%	61.3%
SBCI	1,059	28.1	26.0
Other Mexican investors	207	5.5	5.1
Total	3,766	100.0%	92.4%

(1) AA Shares and A Shares.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called *escisión* or "split-up." Carso Global Telecom holds interests in the telecommunications sector and was spun off from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the Securities and Exchange Commission, Carlos Slim Helú and certain members of his immediate family together own a majority of the voting stock of América Telecom.

América Telecom, as successor to Carso Global Telecom, and SBCI are parties to an agreement entered into in December 2000 relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" and "Related Party Transactions."

The following table identifies each owner of more than 5% of any class of our shares as of May 31, 2002. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares(1)		A Shares(2)		L Shares(3)		
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Percent of Voting Shares(4)
América Telecom(5)	2,500	66.3%	48	15.5%	1,624	17.9%	62.5%
SBCI	1,059	28.1	—	—	—	—	25.9
Brandes Investment Partners	—	—	—	—	858	9.5	—
Capital International, Inc.	—	—	—	—	794.1	8.7	—
Capital Research Management	—	—	—	—	684	7.5	—

(1) As of May 31, 2002, there were approximately 3,767 million AA Shares outstanding, representing 92.4% of the total full voting shares (AA Shares and A Shares).

(2) As of May 31, 2002, there were approximately 309 million A Shares outstanding, representing 7.6% of the total full voting shares (AA Shares and A Shares).

(3) As of May 31, 2002, there were approximately 9,046 million L Shares outstanding.

(4) AA Shares and A Shares.

(5) As of May 31, 2002, Carlos Slim Helú and certain members of his immediate family may be deemed to have beneficial ownership of 2,500 million AA Shares, 48 million A Shares and 1,644 million L Shares (including shares owned by América Telecom and Grupo Financiero Inbursa, S.A.).

As of May 30, 2002, 80% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the L Share ADSs were held by 16,103 holders (including The Depositary Trust Company) with registered addressees in the United States. 26.7% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps.5,000 million and in July 2001, we were authorized to repurchase an additional Ps.5,000 million, for a total aggregate value of Ps.10,000 million. As of May 31, 2002, we had repurchased 862.7 million L Shares and 4.3 million A Shares, with an aggregate value of approximately Ps.7,117 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have and will likely continue to have a variety of contractual relationships with Telmex and its subsidiaries. These include agreements arising out of the spin-off and certain transitional arrangements.

Continuing Commercial Relationships

Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex's private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements, which, for the most part, were in place prior to the spin-off and will continue in effect without being significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

These operational relationships between Telcel and Telmex are material to our financial performance. In 2001, 18.5% of our total revenues (Ps.7,663 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps.586 million in accounts receivable from Telmex and subsidiaries at December 31, 2001. Also in 2001, 9.8% of our operating costs (Ps.3,477 million) was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and colocation agreements with Telmex.

Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Mexican Operations—Sales and Distribution" under Item 4.

Implementation of the Spin-off

The creation of América Móvil and the transfer of assets and liabilities to us was effected by the action of the extraordinary shareholders' meeting of Telmex held on September 25, 2000. Neither we nor Telmex has made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

- We agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off.
- Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off.
- The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the spin-off or in order to achieve the purposes of the spin-off.

- Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.
- Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off.
- Each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.
- Each party releases the other from certain claims arising prior to the spin-off. Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.
- With respect to undertakings Telmex has given for the benefit of creditors of subsidiaries and affiliates that were transferred to us, we and Telmex agree to use our best efforts to replace each of these undertakings with undertakings of América Móvil or our subsidiaries.

Telmex has guaranteed two loan facilities granted to ATL by Brazilian banks, and, we have entered into an agreement with Telmex under which:

- we will reimburse and indemnify Telmex against any claim of creditors of ATL, up to Telmex's U.S.$104 million maximum obligation,
- we will pay Telmex a guarantee fee of 0.25% per annum, and
- we and Telmex agree to transfer these obligations to us as soon as reasonably practicable.

See "Liquidity and Capital Resources."

Transitional Services

Following the spin-off, Telmex provided certain services to América Móvil on an interim basis while we developed the personnel and systems necessary to provide these services ourselves. The services were generally provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They include legal, financial, administrative, accounting and investor relations services. Telmex no longer provides these transitional services.

Transactions with Other Affiliates

At December 31, 2001, we held financial instruments issued by equity method investees in the aggregate principal amount of Ps.6,770 million. All of these investees will be consolidated in 2002.

We own 49% of the shares of CompUSA. The remaining interest in CompUSA is currently owned by Tenedora U.S., S.A. de C.V., a Mexican company spun off in February 2002 by Grupo Sanborns, S.A. de C.V. According to beneficial ownership reports filed with the Securities and Exchange Commission, Grupo Sanborns is under common control with our controlling shareholder América Telecom.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the Securities and Exchange Commission, are under common control with our controlling shareholder América Telecom. These include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Item 8. Financial Information

See "Item 18—Financial Statements" and pages F-1 through F-85.

DIVIDENDS

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. In an ordinary shareholders meeting held on April 30, 2002, our shareholders resolved to pay a dividend of Ps.0.044 per share, payable in four installments of Ps.0.011 per share, for each AA, A and L Share outstanding on the payment dates of June 27, 2002, September 26, 2002, December 26, 2002 and March 27, 2003.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws—Dividend Rights" and "Bylaws—Preferential Rights of L Shares" under Item 10.

LEGAL PROCEEDINGS

Telcel

In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to COFECO, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, COFECO ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices. Telmex appealed this ruling, and its appeal was denied.

Administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. If we are unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

Telgua

The Guatemalan government has commenced certain proceedings against our subsidiary Telgua. See "Non-Mexican Operations—Telgua" under Item 4. In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State.

In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization, alleging improprieties in connection with the privatization and seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement between the Guatemalan State, Telgua, Guatel and America Central Tel, S.A. (ACT, formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of the settlement agreement, which was executed on October 31, 2001, Telgua agreed, among other things, (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzales (approximately U.S.$246 million) and (ii) to establish a total of 380,000 public, mobile and rural telephones lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel a sum of U.S.$350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

On October 31, 2001, (i) ACT paid Guatel a total of U.S.$452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date and (ii) Guatel instructed Citibank N.A. to release the collateral of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of the payment of the sale price for the shares of Telgua.

Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua have agreed to abandon all litigation and related actions with respect to this matter. At the date hereof, for reasons attributable to the status of the related legal actions and proceedings, the abandonment of proceedings had not been undertaken in the competent Guatemala courts.

In addition, judicial proceeding were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement.

On March 26, 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, finding that Telgua has insufficient contacts with New York to subject it to jurisdiction in that forum. On May 28, 2002, the court denied ITI's motion for reargument of the case. ITI or GEDO may appeal the decision to the United States Court of Appeals for the Second Circuit once a final judgment is rendered following trial of the remaining issues in the case. The court has not yet scheduled a trial date.

Comcel

The Colombian tax authorities have challenged portions of Comcel's 1994 and 1995 returns relating to taxes payable on value-added services. The authorities contend that Comcel has not charged customers value-added taxes on cellular activation fees. The amount claimed by the tax authorities as of December 31, 2001, including fines and interest, amounted to approximately Colombian Ps.35 billion. In the opinion of its management and legal counsel, Comcel has appropriately filed and paid the value-added tax for all the periods in question. Comcel has made no provisions in its financial statements as of December 31, 2001 against these proceedings.

On March 13, 2000, the Colombian *Superintendencia de Industria y Comercio* (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps.5.2 billion. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. Comcel requested an administrative review of the decision, which was denied in June 2000. Comcel's appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001, and it remains pending in the Colombian courts. The long distance operators estimated their damages to be U.S.$70 million, an assertion currently being evaluated by the SIC. A final decision is expected in March 2003.

CompUSA

In 2000, a lawsuit was filed against our affiliate CompUSA and certain other defendants, including James Halpin, its former chief executive officer, on behalf of COC Services Ltd. asserting various contractual and tort claims. See "Other Investments—CompUSA" under Item 4. A jury trial concluded in February 2001, with a jury verdict against CompUSA for U.S.$90 million in actual damages and U.S.$94.5 million in exemplary damages. The jury also awarded actual and punitive damages totalling U.S.$175.5 million against Mr. Halpin. In May 2001, the court entered a judgment that COC take nothing from CompUSA or Mr. Halpin, having granted motions for judgment notwithstanding the verdict. The trial court entered judgment against the remaining defendants. COC has appealed the take nothing verdict in favor of CompUSA and Mr. Halpin. The other defendants have appealed the judgment against them. If CompUSA or Mr. Halpin are not successful in defense of their position on appeal, the financial condition and results of operations of CompUSA could be materially and adversely affected.

Item 9. The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain
L Share ADSs	New York Stock Exchange—New York Frankfurt Stock Exchange—Frankfurt
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	NASDAQ National Market System—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange	
	High	Low	High	Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)	
Annual highs and lows				
2001	Ps. 11.32	Ps. 5.69	U.S.$23.29	U.S.$11.75
Quarterly highs and lows				
2001:				
First quarter (starting February 7)	Ps. 11.32	Ps. 6.61	U.S.$23.29	U.S.$13.95
Second quarter	10.44	6.76	23.00	14.20
Third quarter	9.88	5.69	21.65	11.75
Fourth quarter	9.06	6.40	19.79	13.75
Monthly highs and lows				
2001:				
February (starting February 7)	Ps. 11.32	Ps. 8.58	U.S.$23.29	U.S.$17.70
March	8.92	6.61	18.60	13.95
April	8.55	6.76	18.50	14.20
May	10.44	8.37	23.00	18.35
June	10.25	8.87	22.47	19.50
July	9.88	8.52	21.65	18.51
August	9.40	7.74	20.47	16.84
September	7.82	5.69	16.95	11.75
October	7.28	6.40	15.68	13.75
November	8.01	6.91	17.45	14.97
December	9.06	7.80	19.79	16.95
2002:				
January	Ps. 9.29	Ps. 8.24	U.S.$20.35	U.S.$18.15
February	9.06	7.90	19.90	17.00
March	9.30	8.26	20.48	18.09
April	9.06	8.35	20.00	18.00
May	9.11	8.36	19.30	17.36
June	6.86	6.65	13.33	13.85

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ	
	High	Low	High	Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)	
Annual highs and lows				
2001	Ps. 11.28	Ps. 5.80	U.S.$23.63	U.S.$11.17
Quarterly highs and lows				
2001:				
First quarter (starting February 7)..........	Ps. 11.28	Ps. 6.62	U.S.$23.63	U.S.$13.88
Second quarter....................................	10.32	6.75	22.71	14.06
Third quarter.......................................	9.80	5.80	21.50	11.17
Fourth quarter.....................................	9.00	6.46	19.60	13.56
Monthly highs and lows				
2001:				
February (starting February 7)	Ps. 11.28	Ps. 8.50	U.S.$23.63	U.S.$17.50
March..	8.80	6.62	18.00	13.88
April..	8.40	6.75	18.35	14.06
May...	10.32	8.33	22.71	18.00
June...	10.20	8.95	22.43	19.40
July..	9.80	8.58	21.50	18.50
August...	9.35	7.76	20.40	16.70
September..	7.72	5.80	16.80	11.17
October..	7.25	6.46	15.60	13.56
November...	8.20	7.00	17.20	14.56
December...	9.00	8.95	19.60	16.25
2002:				
January..	Ps. 9.25	Ps. 8.36	U.S.$20.20	U.S.$17.95
February...	8.82	8.06	19.90	16.80
March..	9.25	8.30	20.26	17.75
April..	9.02	8.40	20.00	17.65
May...	9.10	8.38	18.91	17.25
June...	6.80	6.70	13.58	13.25

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C. V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit. Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see "Item 6—Directors, Senior Management and Employees."

We amended our bylaws in July 2001 in order to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the *Diario Oficial* (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

Organization and Register

América Móvil is a *sociedad anónima de capital variable* organized in Mexico under the Mexican General Corporations Law (*Ley General de Sociedades Mercantiles*). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the transformation of América Móvil from one type of company to another,
- any merger in which América Móvil is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of América Móvil,
- the extension of our corporate life,
- our voluntary dissolution,
- a change in our corporate purpose,
- a change in our state of incorporation,
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and
- any action that would prejudice the rights of holders of L Shares and not prejudice the other classes of shares similarly.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining

whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election or ratification of directors and statutory auditors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, its secretary, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the *Diario Oficial* (Official Gazette) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican

exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "—Preferential Rights of L Shares."

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

- first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and
- second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon liquidation of América Móvil, holders of L Shares will be entitled to a liquidation preference equal to:

- accrued but unpaid L Share preferred dividends, plus
- 0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, in any remaining amounts payable in respect of our capital stock.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15

calendar days following the publication of notice of the capital increase in the *Diario Oficial* (Official Gazette) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible. See "Description of American Depositary Shares—Share Dividends and Other Distributions" under Item 12.

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock.

AA shares can only be held or acquired by:

- Mexican citizens,
- Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,
- Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,
- Mexican credit and insurance companies,
- Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and
- Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee's rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. SBCI, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

Restrictions on Certain Transactions

Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed capital and L Shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The

issuance of variable-capital L Shares, unlike the issuance of fixed-capital L Shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital L Shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

- 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and
- the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. América Móvil's existence under the bylaws continues indefinitely.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with América Móvil's may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Shareholders' Meetings."

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange and NASDAQ, including the requirements concerning audit committees and independent directors.

Enforceability of Civil Liabilities

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See "Mexican Operations—Regulation" under Item 4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Mexican Operations," "Non-Mexican Operations," "Telecom Américas" and "Other Investments" under Item 4.

Our agreements with related parties are described in "Related Party Transactions" under Item 7.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rate Information" under Item 3.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For Mexican income tax purposes, the following principles apply regarding residency:

- a natural person may be treated as a resident of Mexico if he has established his home in Mexico, unless he resided in another country for more than 183 calendar days during one year and can demonstrate that he has become a resident of that country for tax purposes;
- a legal entity is a resident of Mexico if it is established under Mexican law, or it has established its principal place of management in Mexico;
- a Mexican citizen is presumed to be a resident of Mexico unless he can demonstrate otherwise; and
- a permanent establishment in Mexico of a foreign individual or entity is required to pay Mexican taxes on income attributable to such permanent establishment.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Mexico has also entered into and is negotiating with other countries similar tax treaties that may reduce the amount of Mexican tax attributable to income derived from an investment in shares or ADSs. Holders of shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Effective January 1, 2002, the Mexican Income Tax Law provides that in order for a foreign holder to be entitled to the benefits under any tax treaties entered into by Mexico, it is necessary for such foreign holder to meet the procedural requirements established in such law. Procedural requirements include the obligation to prove tax treaty residence, present tax calculations made by authorized certified public accountants and appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Under the Mexican Income Tax Law in effect since January 1, 2002, dividends, either in cash or in any other form, paid with respect to the L Shares, A Shares, AA Shares, L Share ADSs, A Share ADSs or AA Share ADSs will not be subject to any Mexican withholding tax.

Taxation of Dispositions

In the past, Mexican tax regulations have provided a specific exemption from Mexican tax for the sale or other disposition of ADSs by a nonresident of Mexico. Under the Mexican tax regulations currently in force, the continued applicability of this exemption is uncertain. We cannot be certain that regulations or other guidance clarifying the tax treatment of these transactions will be issued. In the absence of any exemption, the sale or other disposition of ADSs should be treated for Mexican tax purposes as though it were a sale or other disposition of the underlying shares.

Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

In general terms, the sale of shares by a nonresident individual will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or any other stock exchange authorized pursuant to the Mexican Securities Market Law and certain requirements set forth by the Mexican Income Tax Law are complied with. A sale or other disposition of shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

On April 10, 2002, a general ruling was issued by the Mexican Ministry of Finance and Public Credit allowing a nonresident legal entity to elect not to pay the income tax if the sale or disposition of shares is carried out through the Mexican Stock Exchange and certain requirements set forth by the Mexican Income Tax Law are complied with. On May 30, 2002 the Mexican Ministry of Finance and Public Credit extended the effective date of this ruling until February 28, 2003, but the Mexican Ministry of Finance and Public Credit may withdraw this tax benefit at any time.

If the exemption described above for a sale or other disposition of shares carried out through the Mexican Stock Exchange is not available, a nonresident individual or entity will be subject to a 5% tax on the gross income obtained on the sale or other disposition of shares, if the transaction is carried out through the Mexican Stock Exchange and certain requirements set forth by the Mexican Income Tax Law are complied with. In this case, a nonresident individual or entity may elect to pay a 20% tax on the gain realized on the sale or other disposition of shares.

A sale or other disposition of shares by a nonresident individual or entity not carried out through the Mexican Stock Exchange is subject to a 25% tax on the gross income obtained on the sale or other disposition. In this case, a nonresident of Mexico that is not resident in a low tax jurisdiction (as defined by the Mexican Income Tax Law) may elect to designate a resident of Mexico to act as its representative for tax purposes, in which case taxes would be payable at a 35% rate on the gain realized on such sale or other disposition of shares. In accordance with the current Mexican Income Tax Law, this rate will be reduced to 34% during 2003, 33% during 2004 and 32% during 2005.

If an individual or entity is a resident in a low tax jurisdiction (as defined by the Mexican Income Tax Law), then the sale or other disposition of shares by that individual or entity is subject to a 40% tax on the gross income obtained, regardless of whether or not the sale or disposition is carried on through the Mexican Stock Exchange or any other stock exchange authorized pursuant to the Mexican Securities Market Law.

Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax, except that Mexican taxes may apply if such U.S. holder owned 25% or more of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part or subject to a reduced tax rate. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America,
- a corporation organized under the laws of the United States of America or any state thereof, or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits (including earnings and profits that accrued to Telmex and were attributed to us in connection with the spin-off) with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

Exchange of Shares

A U.S. holder's exchange of AA Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged AA Shares. An exchanging U.S. holder's holding period for the L

Shares will include the holding period such U.S. holder had in the AA Shares before such shares were exchanged.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder, or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or
- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and in Chicago, at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the SEC by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates and interest rates. Interest rate risk exists principally with respect to our financial assets and liabilities with short terms or that bear interest at floating rates. Interest rate risk also exists with respect to the fair market value of fixed-rate financial assets and liabilities, which is affected by changes in interest rates. Exchange rate risk exists principally with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos.

We regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. We may from time to time enter into hedging transactions with respect to indebtedness denominated in foreign currencies.

The consolidation of Comcel and Telecom Américas in 2002 will increase the total amount of our financial assets and liabilities denominated in currencies other than Mexican pesos, and we will monitor opportunities to manage these risks.

SENSITIVITY ANALYSIS DISCLOSURES

At December 31, 2001, we had approximately Ps.11.7 billion in financial assets denominated in U.S. dollars, principally consisting of cash, short-term investments and marketable securities, and approximately Ps.16.1 billion in financial liabilities denominated in U.S. dollars, consisting of debt. At December 31, 2001, we had approximately Ps.20.1 billion of indebtedness bearing interest at floating rates.

At December 31, 2001, our financial liabilities denominated in U.S. dollars exceeded our financial assets denominated in U.S. dollars. The potential loss in fair value of financial instruments held at December 31, 2001 that would have resulted from a hypothetical, instantaneous 10% depreciation of the peso against the U.S. dollar would have been approximately Ps.446 million. Such a change in currency exchange rates would have resulted in additional interest income of approximately Ps.47 million per year due to the fact that our financial assets bear interest at a higher rate than our financial liabilities, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currencies of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the U.S. dollar.

The potential loss in the fair market value of fixed-rate financial assets at December 31, 2001 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.145 million. The potential impact on the fair market value of fixed-rate financial liabilities at December 31, 2001 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.53 million.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities at December 31, 2001 would have resulted in additional interest expense of approximately Ps.140 million per year, assuming no change in the principal amount of such indebtedness.

The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 18. Financial Statements

See pages F-1 through F-85, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1 Amended and restated bylaws (*estatutos sociales*) of América Móvil, S.A. de C.V., dated as of August 20, 2001 (together with an English translation).

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

3.1 Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1 Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F (File No. 1-16269) filed on February 5, 2001).

4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

8.1 List of certain subsidiaries of América Móvil, S.A. de C.V.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tels. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 10% in 2000 and 11% in 2001, and total revenues constituting 9% in 2000 and 10% in 2001 of the related consolidated totals. Also, we did not audit the financial statements of certain affiliates which statements reflect approximately 10% and 21% of total assets as of December 31, 2000 and 2001, respectively, and 97% and 90% of total equity in results of affiliates for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

As described in Note 2 to the accompanying consolidated financial statements, effective January 1, 2000, the Company adopted the requirements of Mexican Accounting Principles Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, issued by the Mexican Institute of Public Accountants. The effects are described in Note 16.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Francisco Alvarez Del Campo

Mexico City, Mexico
March 22, 2002

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001, except for earnings per share)

	Year ended December 31,			
	1999	2000	2001	Million of U.S. dollars 2001, except for earnings per share
Operating revenues:				
Services:				
Usage charges	P. 7,646,317	P. 17,141,754	P. 25,680,609	$ 2,809
Monthly rent	3,854,643	4,450,263	5,090,312	557
Long-distance	1,412,153	2,885,814	3,850,847	421
Other services	499,645	843,955	1,786,606	195
Telephone equipment sales and other:				
Sales of handsets and accessories	2,546,157	3,388,903	3,618,970	396
Other revenues	224,281	1,384,327	1,336,569	146
	16,183,196	30,095,016	41,363,913	4,524
Operating costs and expenses:				
Cost of sales	6,262,275	12,027,648	14,264,029	1,560
Cost of sales for services with related parties (Note 14)	1,310,699	3,354,415	3,477,349	380
Commercial, administrative and general	4,526,914	8,306,572	10,800,307	1,182
Commercial, administrative and general with related parties (Note 14)	225,313	411,628	331,062	36
Impairment of investments in affiliates (Note 8)			1,940,557	212
Depreciation and amortization (Notes 6, 7 and 8) (includes P. 1,198,593, P. 1,995,170 and P. 3,357,881 for the years ended December 31 1999, 2000 and 2001, respectively not included in cost of sales)	1,560,577	3,088,899	4,477,174	490
	13,885,778	27,189,162	35,290,478	3,860
Operating income	2,297,418	2,905,854	6,073,435	664
Comprehensive financing income (cost):				
Interest income	9,420,003	5,049,653	1,940,004	212
Interest expense	(74,285)	(809,563)	(1,447,414)	(158)
Interest expense with related parties (Note 14)	(92,383)	(307,505)	(5,995)	(1)
Exchange (loss) gain, net	(1,157,411)	239,336	(347,632)	(38)
Monetary loss	(4,935,938)	(3,083,024)	(743,985)	(81)
Other income		1,003,364	385,101	42
	3,159,986	2,092,261	(219,921)	(24)
Income before income tax and employee profit sharing	5,457,404	4,998,115	5,853,514	640
Provisions for:				
Income tax (Note 16)	1,166,247	3,109,432	2,993,988	327
Employee profit sharing	118,128	169,913	190,795	21
	1,284,375	3,279,345	3,184,783	348
Income before equity in results of affiliates and minority interest	4,173,029	1,718,770	2,668,731	292
Equity in net results of affiliates	15,646	(1,031,744)	(3,700,658)	(405)
Income (loss) before minority interest	4,188,675	687,026	(1,031,927)	(113)
Minority interest in loss of subsidiaries	313,190	217,678	203,853	22
Majority net income (loss)	P. 4,501,865	P. 904,704	P. (828,074)	$ (91)
Common shares outstanding (in million) (Note 15)	14,485	14,222	13,199	13,199
Majority net income (loss) per share (Note 15)	P. 0.311	P. 0.063	P. (0.060)	$ (0.006)

See accompanying notes

F-3

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

	December 31,					
		2000		2001		Million of U.S. dollars 2001
ASSETS						
Current assets:						
Cash and short-term investments	P.	23,178,306	P.	2,527,224	$	276
Marketable securities (Note 3)		1,668,818		9,898,965		1,083
Accounts receivable, net (Note 4)		4,557,876		4,383,641		479
Related parties (Note 14)		860,776		1,674,030		183
Inventories, net (Note 5)		3,700,367		3,408,221		373
Prepaid expenses and other assets		585,066		628,793		69
Total current assets		34,551,209		22,520,874		2,463
Plant, property and equipment, net (Note 6)		34,175,114		39,977,826		4,373
Licenses, net (Note 7)		2,488,372		2,474,352		271
Investments in affiliates and others (Note 8)		13,242,797		23,432,861		2,563
Goodwill, net (Note 8)		7,317,499		4,257,251		465
Total assets	P.	91,774,991	P.	92,663,164	$	10,135
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Short-term debt and current portion of long-term debt (Note 11)	P.	6,947,975	P.	6,304,020	$	690
Accounts payable and accrued liabilities (Notes 9 and 10)		10,852,410		9,550,025		1,045
Taxes payable		544,369		1,185,716		130
Related parties (Note 14)		20,056		322,207		35
Deferred revenues		1,136,195		1,478,060		161
Total current liabilities		19,501,005		18,840,028		2,061
Long-term debt (Note 11)		1,220,187		15,172,670		1,660
Deferred taxes (Note 16)		2,635,991		2,004,592		219
Deferred credits		47,884		16,782		1
Total liabilities		23,405,067		36,034,072		3,941
Stockholders' equity (Note 15):						
Capital stock		28,411,802		28,391,094		3,105
Retained earnings:						
Prior years		37,115,002		30,629,581		3,350
Net income (loss) for the year		904,704		(828,074)		(91)
		38,019,706		29,801,507		6,364
Accumulated other comprehensive loss		(269,770)		(2,311,343)		(252)
Total majority stockholders' equity		66,161,738		55,881,258		6,112
Minority interest		2,208,186		747,834		82
Total stockholders' equity		68,369,924		56,629,092		6,194
Total liabilities and stockholders' equity	P.	91,774,991	P.	92,663,164	$	10,135

See accompanying notes.

AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

	Investment of parent company	Capital Stock	Retained earnings: Reserve for purchase of Company's own shares	Retained earnings: Legal Reserve	Retained earnings: Unappropriated	Retained earnings: Total	Accumulated other comprehensive loss	Comprehensive income (loss)	Total majority stockholders' equity	Minority interest	Total stockholders' equity
Balances at January 1, 1999	P. 47,693,916			P. 41,412	P. 4,075,987	P. 4,117,399	P. (422,533)		P. 51,388,782		P. 51,388,782
Increase in legal reserve				97,381	(97,381)						
Increase in investment of parent company	2,501,549								2,501,549		2,501,549
Minority interest										P. 697,693	697,693
Comprehensive income:											
Net income for the year					4,501,865	4,501,865		P. 4,501,865	4,501,865		4,501,865
Other comprehensive income:											
Effect of translation of foreign entities							(71,572)	(71,572)	(71,572)		(71,572)
Results from holding nonmonetary assets							(187,582)	(187,582)	(187,582)		(187,582)
Comprehensive income:								P. 4,242,711			
Balances at December 31, 1999	50,195,465			138,793	8,480,471	8,619,264	(681,687)		58,133,042	697,693	58,830,735
Cumulative effects of accounting change					(1,866,558)	(1,866,558)	301,706		(1,564,852)		(1,564,852)
Increase in legal reserve				152,948	(152,948)						
Increase in investment of parent company	8,578,633								8,578,633		8,578,633
Effect of spin-off (Notes 1 and 15)	(58,774,098)	P.28,411,802			30,362,296	30,362,296					
Minority interest										1,510,493	1,510,493
Comprehensive income:											
Net income for the year					904,704	904,704		P. 904,704	904,704		904,704
Other comprehensive income:											
Effect of translation of foreign entities							(535,952)	(535,952)	(535,952)		(535,952)
Effect of current year deferred income tax on stockholders' equity accounts							468,507	468,507	468,507		468,507
Results from holding nonmonetary assets							177,656	177,656	177,656		177,656
Comprehensive income:								P. 1,014,915			
Balances at December 31, 2000 (Note 15)		28,411,802		291,741	37,727,965	38,019,706	(269,770)		66,161,738	2,208,186	68,369,924
Increase in legal reserve				82,772	(82,772)						
Increase in reserve for purchase of Company's own shares			P. 10,210,500		(10,210,500)						
Minority interest										(1,460,352)	(1,460,352)
Dividends paid					(566,274)	(566,274)			(566,274)		(566,274)
Cash purchase of Company's own shares		(20,708)	(6,823,851)			(6,823,851)			(6,844,559)		(6,844,559)
Comprehensive income:											
Net loss for the year					(828,074)	(828,074)		P. (828,074)	(828,074)		(828,074)
Other comprehensive income:											
Effect of translation of foreign entities							(343,665)	(343,665)	(343,665)		(343,665)
Effect of current year deferred income tax on stockholders' equity accounts							316,866	316,866	316,866		316,866
Results from holding nonmonetary assets							(2,014,774)	(2,014,774)	(2,014,774)		(2,014,774)
Comprehensive income:								P. (2,869,647)			
Balances at December 31, 2001 (Note 15)	P.	P.28,391,094	P. 3,386,649	P. 374,513	P. 26,040,345	P.29,801,507	P. (2,311,343)		P. 55,881,258	P. 747,834	P. 56,629,092



AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

	Year ended December 31,			Million of U.S. dollars 2001
	1999	2000	2001	
Operating activities:				
Majority net income (loss)	P. 4,501,865	P. 904,704	P.(828,074)	$ (91)
Add (deduct) items not requiring the use of resources:				
Depreciation	1,194,875	2,247,536	3,568,137	391
Amortization	365,702	841,363	909,037	99
Deferred income tax		1,607,617	(273,247)	(30)
Deferred employee profit sharing		20,352		
Impairment on affiliates			1,940,557	212
Equity in results of affiliates	(15,646)	1,031,744	3,700,658	405
Minority interest in results of subsidiaries	(313,190)	(217,678)	(203,853)	(22)
Changes in operating assets and liabilities:				
Accounts receivable	(468,369)	(1,645,411)	174,235	19
Prepaid expenses	(115,359)	(119,926)	(43,727)	(5)
Inventories	(1,845,468)	(1,170,437)	292,146	32
Accounts payable and accrued liabilities	3,996,896	3,617,408	(1,933,784)	(211)
Related parties	(227,527)	(384,842)	(511,103)	(56)
Deferred revenues and credits	67,039	411,788	310,763	34
Taxes payable	120,808	(321,712)	914,594	100
Resources provided by operating activities	7,261,626	6,822,506	8,016,339	877
Financing activities:				
New loans	2,700,602	10,266,312	19,995,844	2,187
Repayment of loans	(207,001)	(9,286,042)	(6,049,993)	(663)
Decrease in capital stock and retained earnings due to purchase of Company's own shares			(6,844,559)	(749)
Cash dividends paid			(566,274)	(62)
Effect of inflation and exchange rate differences on debt	(21,717)	(133,494)	(637,323)	(68)
Related parties		(2,906,932)		
Increase in investment of parent company	2,501,549	8,578,633		
Resources provided by financing activities	4,973,433	6,518,477	5,897,695	645
Investing activities:				
Investment in plant, property and equipment	(6,955,035)	(15,515,183)	(11,068,757)	(1,211)
Investment in subsidiaries and affiliated companies	(5,474,321)	(16,874,625)	(15,001,680)	(1,641)
Investment in marketable securities	(4,580,022)	2,911,204	(8,230,147)	(900)
Initial cash from companies acquired	788,144	394,156		
Investment in licenses		(89,378)	(264,532)	(29)
Resources used in investing activities	(16,221,234)	(29,173,826)	(34,565,116)	(3,781)
Net decrease in cash and short-term investments	(3,986,175)	(15,832,843)	(20,651,082)	(2,259)
Cash and short-term investments at beginning of the year	42,997,324	39,011,149	23,178,306	2,535
Cash and short-term investments at end of the year	P. 39,011,149	P. 23,178,306	P. 2,527,224	$ 276

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

1. Description of Business

a) Telmex Spin-off

The spin-off by Teléfonos de México, S.A. de C.V. (Telmex) of the entities comprising América Móvil, S.A. de C.V. and its subsidiaries (collectively, the Company or América Móvil) was approved by Telmex stockholders at an extraordinary stockholders' meeting held on September 25, 2000, at which time each holder of Telmex shares became the owner of an equal number of América Móvil shares of the corresponding class. As a result of the spin-off, América Móvil was established as a Mexican corporation, independent of Telmex, to which specified assets, liabilities and equity were transferred.

Prior to the spin-off, the entities comprising América Móvil operated independently of Telmex. Costs and expenses incurred or paid by Telmex on behalf of these entities were passed on to the respective Company. Telmex and Radiomóvil Dipsa, S.A. de C.V. (Telcel), a significant subsidiary of América Móvil, have extensive operational relationships including, among others, the interconnection of their respective networks and the use of facilities, particularly the colocation of switching equipment on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the spin-off and have continued in effect without significant modification following the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

Neither Telmex nor América Móvil owns any capital stock in the other; however, both companies are controlled by the same group of shareholders. The relationship between Telmex and América Móvil is limited to: a) agreements related to the implementation of the spin-off and b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as describe above.

Prior to the incorporation of América Móvil, the Company's operations were conducted through subsidiaries of Telmex. The financial statements for the year ended December 31, 1999, are presented on a combined basis prepared from Telmex's historical accounting records, and include the historical operations of the entities transferred to América Móvil by Telmex in the spin-off. In this context, no historical direct ownership relationship existed among the various entities comprising América Móvil prior to the spin-off; accordingly, Telmex and its subsidiaries' net investment in América Móvil has been included in these financial statements at Telmex's indexed cost plus its equity in the undistributed earnings or losses of the spun-off entities.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

b) Operations

América Móvil is a leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V. which operates under the trademark "Telcel". América Móvil provides Mexico's only nationwide cellular telecommunications services.

América Móvil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Spain, Puerto Rico and the United States.

América Móvil equity interest in its principal subsidiaries and affiliated companies as of December 31, 2000 and 2001 is as follows:

Name of Company	Location	Equity interest at December 31, 2000	2001
Subsidiaries:			
Sercotel S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	100.0
TracFone Wireless, Inc.	USA	97.4	97.8
América Central Tel, S.A. (ACT)	Guatemala	85.6	94.9
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	81.3	93.8
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	90.8	93.8
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel)	Ecuador	60.0	61.3
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0	
Affiliates:			
Telecom Américas, Ltd.	Bermuda	44.3	45.5
ATL-Algar Telecom Leste, S.A.	Brazil	22.1	26.8
Americel, S.A.	Brazil	7.2	34.1
Telet, S.A.	Brazil	7.2	35.3
Tess, S.A.	Brazil		45.5
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina		27.3
Canbrás Communications Corp.	Canada	31.3	34.6
Comunicación Celular, S.A.	Colombia	30.3	35.3
Occidente y Caribe Celular, S.A.	Colombia	22.9	28.6
Genesis Telecom, C.A.	Venezuela	22.5	26.8
ATL-Algar Telecom Leste, S.A.	Brazil		41.0
CompUSA, Inc.	USA	49.0	49.0
SBC International Puerto Rico, Inc.	Puerto Rico	50.0	50.0
Empresas Cablevisión, S.A. de C.V.	Mexico	49.0	49.0
Organizacion Recuperadora de Cartera S.A. C.V.	Mexico		45.0
Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.)	Spain	17.5	18.6
Network Access Solutions	USA	5.9	2.0

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

América Móvil through its subsidiaries, Telcel, Sercom and Conecel, has licenses to install, operate and manage mobile telecommunication services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015. The licenses in Ecuador and Guatemala will expire between the years 2009 and 2014, respectively. As payment for the licenses awarded in Mexico (except as mentioned in the next paragraph), the Mexican federal government receives a percentage of Telcel's revenues, ranging from 4% to 10% of annual gross revenues derived from the licenses and generated in Mexico.

In 1997 and 1998, the Mexican federal government awarded Telcel additional licenses to those mentioned in the preceding paragraph to operate a nationwide wireless network using the 800-megahertz (Band B) radio spectrum and to use the 1800-1900 megahertz (Band D) radio spectrum to provide personal communication services (PCS) in the nine regions into which Mexico is divided. The licenses are for 20 years and required a single payment of P. 45,457 and P. 1,778,134, respectively. The term of these licenses may be extended at the discretion of the federal government.

Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom), ACT's subsidiary, holds licenses in Guatemala to operate its cellular network on different frequencies for 15 years. Sercom paid approximately US$ 20 million for these licenses.

Since 1994, Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) has held licenses to operate a cellular network and provide teleport services in Ecuador for a period of 15 years. In May 1998, Conecel paid in advance US$ 53 million for the concession rights.

Under the terms of licenses granted to Telcel, and under the Mexican Federal Telecommunications Law, the Company may freely set rates for licensed services. Rates do not require authorization from the Communications Ministry; however, the Company must publish and register them with the Ministry.

Revenues of Telcel, Telgua Sercom and Conecel include usage charges, monthly rent, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone's software. TracFone does not own cellular infrastructure but purchases airtime from carriers throughout the United States. Revenues derived from the sale of cellular telephones are incidental to TracFone's main business of reselling cellular airtime. TracFone services are provided within the continental United States.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The minority interest relates to the Company's foreign subsidiaries.

b) Revenue recognition

Revenues are recognized at the time services are provided. All services provided by Telcel, Telgua, Sercom and Conecel are billed monthly based on the rates approved by the regulatory authorities in the respective countries.

Revenues from the sale of prepaid plans (calling cards) are deferred and recognized as a customer uses the airtime or when the card expires. Basic monthly rent under other than prepayment plans is billed in the month prior to service and recognized as revenues in the month the service is provided. Revenues from minutes over the maximum allotted are recognized at the time the service is provided.

Telcel generally does not charge activation fees to its customers; however, in certain regions of Mexico, depending upon market and competition strategies, certain activation fees are charged. Telcel recognizes these fees, as well as the cost incurred to obtain a customer, in the statement of operations when the fees are billed. Telgua's revenues from telephone line installation fees are deferred based on the estimated useful life of subscribers.

TracFone's sales of airtime are deferred and recognized as revenues when a customer uses the airtime.

Sales of handsets and accessories are recorded as revenue upon shipment, provided that no Company obligation remains and that collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under other than prepayment plans is charged to income at the time the respective agreements are signed.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Argentina, Brazil, Spain, Puerto Rico and the United States, which in the aggregate account for approximately 23% and 22% of the Company's total operating revenues and approximately 31% and 35% of the Company's total assets in 2000 and 2001, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 *"Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations"*, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

All balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations accounts were translated at the weighted average exchange rate for the year. The exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income. Translations adjustments are reflected in a separate stockholders' equity caption known as "Effect of translation of foreign subsidiaries."

At December 31, 1999, 2000 and 2001, translation losses aggregated P. 71,572, P. 535,952 and P. 343,665, respectively, and are included in stockholders' equity under the caption other accumulated comprehensive income items.

Previously reported 1999 and 2000 consolidated financial statements are presented in constant currency at December 31, 2001, using a common restatement factor of 3.10%, which was determined based on the weighted average revenues for each of the currencies included in the financial statements.

d) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10 *"Accounting Recognition of the Effects of Inflation on Financial Information"*, issued by the MIPA. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of December 31, 2001. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 6.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Inventories are presented at estimated replacement cost, not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other nonmonetary assets were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México.

Included in Accumulated other comprehensive income, is the deficit from restatement of stockholder's equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2001 aggregates P. 14,988, the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, and the effect of translation of foreign entities.

The net monetary loss represents the impact of inflation on monetary assets and liabilities. The relative amounts were included in the statements of operations as a part of the comprehensive financing income (cost).

Mexican accounting Bulletin B-12, *"Statement of Changes in Financial Position"* specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

e) Cash, short-term investments and restricted investments

Cash and short-term investments, represented principally by bank deposits and highly liquid investments with maturities of three months or less, are stated at cost plus accrued interest. The stated value is not in excess of market value.

In order to comply with agreements entered with certain United States national airtime carriers, TracFone has placed funds on deposit with commercial banks in the form of certificates of deposits with maturities between six months and one year. Because the amounts involved are not material (P. 29,780 and P. 11,784 at December 31, 2000 and 2001, respectively), these amounts have been included under cash and short-term investments on the consolidated balance sheets.

f) Marketable securities

Marketable securities, presented at market value, are held for trading purposes and include corporate and foreign government bonds, notes and equity securities.

g) Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts for accounts receivable that are more than 90 days past due.

h) Plant, property and equipment

Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use. Average annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

Telcel's cost of installed telephone equipment used to provide cellular telephone service in rural areas and fixed cellular telephone service in urban areas is depreciated over a 3 year period, based on the estimated useful lives of the telephone equipment.

i) Leasehold improvements

These investments are restated based on the NCPI and consist of costs incurred in remodeling the building where the Company's offices are located. Amortization is computed over a 3 year period which in general corresponds to the term of the lease agreement.

j) Licenses

The licenses to operate wireless telecommunications networks in Mexico are restated using the NCPI. Amortization is computed based on the restated value, using the straight-line method over the initial term of the license. The wireless mobile (PCS) licenses to operate in Guatemala and Ecuador are being amortized at 6% annually.

k) Equity investments in affiliates

The investment in shares of affiliates in which the Company holds an equity interest of 10% or more and has significant influence, is accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are determined (see Note 8).

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

l) Goodwill

As described in Note 8, during 1999 and 2000, the Company expanded its business through acquisitions of wireless telecommunications companies which operate in established markets, where the estimated useful lives of the acquired assets are approximately 10 years; based on this, the Company decided to change the amortization period of goodwill to ten years. Had the Company continued with its previous policy, amortization expense for the years ended December 31, 2000 and 2001 would have increased by P. 599,730 and P.630,485 and net income would have decreased by the same amount (reduction of P. 0.042 and P. 0.050 of net income per share).

In addition, the ten-year amortization period is consistent with amortization practices in the wireless telecommunications industry.

Through December 31, 1999, the Company amortized goodwill derived from the acquisition of subsidiaries and affiliates over a period of five years.

m) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

n) Employee benefits obligations

The cost of seniority premiums is recognized during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, issued by the MIPA, (see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

o) Income tax and employee profit sharing

Effective January 1, 2000, requirements of Mexican accounting Bulletin D-4, *"Accounting for Income Tax, Asset Tax and Employee Profit Sharing"*, issued by the MIPA, went into effect. This Bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, this Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time. Consequently, the income tax provision for 2000 and 2001 includes both current year and deferred income tax (see Note 16).

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Bulletin D-4 does not significantly change how deferred employee profit sharing in accounted for.

p) Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately P. 598,708, P. 1,481,384 and P. 1,722,407, for the years ended December 31, 1999, 2000 and 2001, respectively.

q) Comprehensive income

Requirements of Mexican accounting Bulletin B-4, *"Comprehensive Income"*, issued by the MIPA, went into effect on January 1, 2001. The Company's comprehensive income is the net income (loss) for the year presented in the statement of operations plus the result from holding nonmonetary assets, the effects of translation of foreign entities and the effect of deferred taxes applied directly to stockholders' equity.

r) Earnings per share

The Company determined earnings per share by dividing current year net results by the average weighted number of shares issued and outstanding during the period as specified in Mexican accounting Bulletin B-14, *"Earnings per share"*, issued by the MIPA. For the year ended December 31, 1999, earnings per share were determined based on the number of shares issued and outstanding (14,485 million) at September 25, 2000, the date America Móvil was incorporated.

To determine the average weighted number of shares issued and outstanding in 2001, the shares held by the Company have been excluded from the computation.

s) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

t) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Móvil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 92%, 60% and 67% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 1999, 2000 and 2001, respectively, represented services rendered from one supplier; approximately 79%, 75% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 75%, 90% and 90% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results of operations could be adversely affected.

u) Financial instruments

Requirements of the new Mexican Accounting Principles Bulletin C-2, *"Financial Instruments"*, issued by the MIPA, went into effect on January 1, 2001. This new bulletin establishes the basic rules to be observed by issuers of and the investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (including derivatives) be recognized as assets and liabilities and that the gains and losses on such instruments be credited and charged, respectively, to income, except for asset and liability hedges. The Company enters into short-term exchange-rate hedges to offset the risk of loss on certain US dollar denominated transactions. The gains or losses on these hedges are credited or charged to income using the accrual method, net of the gains or losses on the related assets or liabilities. In 2001, the observance of the requirements of Bulletin C-2 had no material effects, nor were there any equivalent transactions of importance in 1999 and 2000.

v) Convenience translation

United States dollar amounts as of December 31, 2001 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2001, as a matter of mathematical computation only, at an exchange rate of P. 9.1423 to US$ 1.00, the December 31, 2001 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

w) Reclassifications

Some amounts shown in the 1999 and 2000 financial statements have been reclassified for uniformity of presentation with 2001.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

3. Marketable Securities

The following is a summary of marketable securities, all of which were classified as trading, as of December 31, 2000 and 2001:

	2000		2001	
	Cost	Fair Value	Cost	Fair Value
Corporate bonds			P. 2,828,629	P. 3,031,953
Notes			5,528,472	5,682,811
Foreign government bonds	P. 1,448,152	P. 1,526,027	746,466	762,983
Equity securities	145,110	142,791	421,218	421,218
	P. 1,593,262	P. 1,668,818	P. 9,524,785	P. 9,898,965

The Company included for 2001, under comprehensive financing cost, unrealized gains in its marketable securities of P. 374,180, of which 357,663 are from available-for-sale securities (P. 50,649 and P. 75,556 in 1999 and 2000, respectively). Net realized gains on trading securities for 2001 totaled P. 272,777 (P. 249,506 and P. 51,251 in 1999 and 2000).

The December 31, 1999 investments in equity securities and bonds were realized in 2000, producing a gain of P. 190,579. During 2001, the Company sold part of its foreign government bonds that held at December 31, 2000, producing a loss of P. 573,512.

4. Accounts Receivable

Accounts receivable consist of the following:

	2000	2001
Subscribers	P. 1,623,106	P. 2,217,499
Interconnection receivables from cellular operators	156,556	318,967
Retailers	475,048	1,529,583
Williams International, Ltd.	697,783	
Creditable taxes	1,417,347	121,895
Other receivables	528,330	338,368
	4,898,170	4,526,312
Less: Allowance for doubtful accounts	(340,294)	(142,671)
Net	P. 4,557,876	P. 4,383,641

Activity in the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001 was as follows:

	1999	2000	2001
Opening balance as of December 31	P. (139,737)	P. (157,767)	P.(340,294)
Additions charged to costs and expenses	(217,359)	(313,682)	(140,191)
Deductions to reserve for write-offs	199,329	131,155	337,814
Ending balance	P. (157,767)	P. (340,294)	P.(142,671)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

5. Inventories

Inventories consist of the following:

	2000	2001
Cellular telephones and accessories	P. 3,712,695	P. 3,434,960
Less:		
Reserve for obsolete inventory	(12,328)	(26,739)
Net	P. 3,700,367	P. 3,408,221

6. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2000	2001
Telephone plant and equipment	P. 26,301,005	P. 32,966,811
Land and buildings	950,351	4,540,649
Other assets	2,579,202	6,694,803
	29,830,558	44,202,263
Accumulated depreciation	(7,194,193)	(13,365,067)
Net	22,636,365	30,837,196
Construction in progress and advances to equipment suppliers	7,778,289	7,124,127
Inventories for use in construction of the telephone plant	3,760,460	2,016,503
Total	P. 34,175,114	P. 39,977,826

Included in plant, property and equipment are the following assets held under capital leases:

	2000	2001
Assets under capital leases	P. 43,835	P. 43,835
Accumulated depreciation	(13,727)	(37,669)
	P. 30,108	P. 6,166

b) Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was P. 1,194,875, P. 2,247,536 and P. 3,568,137, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Effective January 1, 1997, Bulletin B10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2000 and 2001 this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2001, approximately 88% of the value of the telephone plant, property and equipment (90% in 2000) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2000 and 2001, restated on the basis of the 2001 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2000	2001
Telephone plant and equipment	P. 26,683,849	P. 35,490,271
Land and buildings	951,462	4,908,137
Other assets	2,579,202	6,975,764
	30,214,513	47,374,172
Accumulated depreciation	(7,495,513)	(13,639,717)
Net	22,719,000	33,734,455
Construction in progress and advances to equipment suppliers	7,785,525	7,124,127
Inventories for use in construction of the telephone plant	3,760,460	2,016,503
Total	P. 34,264,985	P. 42,875,085

7. **Licenses**

As of December 31, 2000 and 2001 licenses are as follows:

	2000	2001
Investment	P. 3,301,054	P. 3,565,586
Accumulated amortization	(812,682)	(1,091,234)
Net	P. 2,488,372	P. 2,474,352

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Amortization expense for the years ended December 31, 1999, 2000 and 2001 was P. 161,725, P. 241,633 and P. 278,552, respectively.

8. Investments

An analysis at December 31, 2000 and 2001 is as follows:

		2000		2001
Investments in:				
Affiliates	P.	12,320,410	P.	22,879,542
Other investments		922,387		553,319
Total	P.	13,242,797	P.	23,432,861

I. Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2000 and 2001, and a brief description of major acquisitions is as follows:

		2000		2001
Telecom Américas, Ltd.	P.	4,928,961	P.	12,964,146
ATL-Algar Telecom Leste, S.A. (1)				2,836,215
CompUSA, Inc.		4,066,625		3,914,892
SBC International Puerto Rico, Inc.		2,471,848		2,072,828
Empresas Cablevisión, S.A. de C.V.		757,100		665,103
Organizacion Recuperadora de Cartera S.A. de C.V.				426,358
Iberbanda, S.A.		95,876		
Total	P.	12,320,410	P.	22,879,542

(1) Net of a note payable of US$ 90 million.

Financial statements highlights of the affiliated companies as of December 31, 2000 and 2001 are as follows:

	December 31, 2000					
		Telecom Américas, Ltd.		CompUSA, Inc.		SBC International Puerto Rico, Inc.
Balance sheet:						
Current assets	P.	11,118,200	P.	8,786,112	P.	826,107
Noncurrent assets		24,522,161		11,436,764		9,805,632
Current liabilities		2,418,225		7,156,552		4,228,775
Noncurrent liabilities		7,073,713		4,743,237		2,078,520
Minority interest		224,401				
Statement of operations:						
Revenues		250,956		40,292,613		2,254,543
Gross (loss) profit	(	151,944)		7,930,877	(	92,965)
Net loss	(	724,195)	(	470,982)	(	367,446)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

	December 31, 2001		
	Telecom Américas, Ltd.	CompUSA, Inc.	SBC International Puerto Rico, Inc.
Balance sheet:			
Current assets	P. 8,190,705	P. 6,610,953	P. 1,920,797
Noncurrent assets	58,412,897	9,564,272	8,894,333
Current liabilities	25,355,602	5,281,690	5,236,837
Noncurrent liabilities	17,154,959	3,313,910	1,781,203
Minority interest	1,343,580		
Statement of operations:			
Revenues	4,326,200	37,962,944	2,455,823
Gross (loss) profit	(2,307,709)	(771,345)	1,770,077
Net loss	(8,632,370)	(969,047)	(216,032)

Telecom Américas

a) In November 2000, The Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

América Móvil contributed to Telecom Américas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste, S.A. ("ATL") (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Communicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina. The goodwill of P. 232,367 generated is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 232,367 and P. 193,177, respectively.

BCI contributed notes for approximately US$ 964 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A. a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Commicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As a result of the contributions mentioned above, América Móvil and BCI each had a 44.27% equity interest in the capital stock of Telecom Américas and SBCI had an equity interest of 11.46%. Telecom Américas is subject to provisions regulating the rights of each stockholder with respect to management. Basically, these provisions require agreement between América Móvil and BCI on important decisions affecting Telecom Américas.

b) As mentioned previously, as part of the formation of Telecom Américas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1,007.5 million, respectively, subject to cancellation at June 30, 2001. On July 13, 2001, BCI and América Móvil cancelled notes for a total of US$ 275 million and US$ 141 million, respectively.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$ 107 million, US$ 97 million and US$ 30 million, respectively, to Telecom Américas.

As a result of these cancellations and contributions, BCI's equity interest in Telecom Américas was reduced to 41.7% (from 44.27%); América Móvil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.46%).

c) On February 7, 2002, Telecom Américas was reorganized to maintain exclusively investments in cellular companies in Brazil. Telecom Américas transfered its 77.1% equity interest in Comcel and 60% equity interest in Techtel to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. América Móvil also transfered to Telecom Américas an additional 41% equity interest in the Brazilian ATL plus US$ 80 million in cash. BCI, SBCI and América Móvil's equity interest in Telecom Américas did not change as a result of the restructuring.

d) On February 12, 2002, Telecom Americas signed an agreement with a financial investor for an equity investment of US$ 300 million, which is subject to customary closing conditions and is expected to close in April 2002. Taking into account the proposed US$ 300 million investment, América Móvil's interest in Telecom Américas would be reduced approximately to 42.4%.

e) In January 2002, América Móvil acquired in various transactions a minority equity interest of 14% in Comcel for approximately US$ 55 million. Most of this minority interest was acquired from Empresa de Telecomunicaciones de Bogota, S.A. As a result of the restructuring in Telecom Américas described in the preceding paragraph and the acquisition of the 14% minority interest, América Móvil's equity interest in Comcel was increased to 93%. Due to the above-mentioned agreements, América Móvil will start the consolidation of Comcel in its results of operations commencing February 2002.

Unaudited subsequent events

a) On April 9, 2002, América Móvil sold its 49% equity interest in Cablevisión, through an IPO in the Mexican Stock Exchange. Proceeds of the sale amounted to approximately US$ 200 million.

b) As mentioned on paragraph d) above, on April 19, 2002, the US$ 300 million equity contribution in Telecom Américas by a financial investor was closed. As a result, BCI, América Móvil and SBCI's equity interest in Telecom Américas was reduced to 39.1%, 42.4% and 11.1%, respectively.

c) In April 2002, América Móvil increased its interest in Conecel from 61.3% to 80.6% for a total consideration of approximately US$ 70.3 million.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

d) On June 3, 2002, América Móvil reached a definitive agreement with BCI, which is expected to close in August 2002, for the purchase of BCI's 39.1% interest in Telecom Américas. The purchase price will be approximately US$ 366 million and will be paid in two installments, one upon closing of the agreement for approximately US$ 146 million and another one for US$ 220 million on March 1, 2003. Upon the closing of this transaction, América Móvil will also exercise its call option on SBCI's 11.1% interest in Telecom Americas. The exercise of this option will not entail any payment by América Móvil. América Móvil's interest in Telecom Américas will rise from 42.2% to 93% as a result of the above-mentioned transactions.

ATL–Algar Telecom Leste

At December 31, 2000, América Móvil through Telecom Américas indirectly held a 59% economic interest in ATL. América Móvil's interest in ATL was acquired in January 2000 for approximately US$ 248.2 million. Amériva Móvil's n interest in ATL was contributed at fair market value to Telecom Américas in November 2000, resulting in a gain of P. 1,003,364.

In August 2001, América Móvil acquired from Williams Communications Group, Inc and additional 41% economic interest in ATL, fr a purchase price of US$ 400 million. The first US$ 300 million were paid at the closing of the transaction in August 2001, and the remaining US$ 100 million provided on the form of a promissory note maturing in May 2002.

Techtel-LMDS Comunicaciones Interactivas

In July 2000, América Móvil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), a partnership with Techint, an Argentinean industrial group, for approximately US$ 148.5 million. Telcel Argentina holds a 100% equity interes in Techtel, a company that provides video and data transfer services, as well as added value telecommunications services. América Móvil's interest in Techtel was contributed at fair market value to Telecom Américas in August 2001, resulting in a gain of P. 385,101.

CompUSA

In March 2000, the Company acquired a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas for approximately US$ 458.9 million. Goodwill of P. 228,075 generated on this acquisition is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 211,604 and P. 176,394 respectively.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

SBC International Puerto Rico

In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico), for a total consideration of approximately US$ 244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the US Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

In January 2002, the Company sold its 50% interest in SBC International Puerto Rico to SBCI for US$ 106 million in cash plus an option agreement under which the Company may elect to acquire SBCI's 12.8% interest in Telecom Américas or an amount in cash equal to the fair market value of such interest. The option expires in 2005 but may be exercised earlier if América Móvil reaches a 50% equity interest in Telecom Américas.

Empresas Cablevisión

In 1995, the Company acquired 49% of the capital stock of Empresas Cablevisión, S.A. de C.V. and subsidiaries (Cablevisión). Cablevisión provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

Organización Recuperadora de Cartera S.A. de C.V.

At the end of June 2001, América Móvil jointly with Telmex and Grupo Carso completed the constitution of Organización Recuperadora de Cartera, S.A. de C.V. (ORCA). ORCA, through a subsidiary, groups together four call centers in the United States. América Móvil owns a 45% interest participation in ORCA, to which it contributed approximately US$ 46.8 million.

Network Access Solutions

In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation (Network Access) a provider of broadband network access services. In March 2000, the Company made additional capital contributions to Network Access and as a result, increased its equity interest to 5.9%. Total equity investments in Network Access were approximately US$ 79 million. No additional contributions were made in 2001.

In December 2001, América Móvil, through Sercotel exchanged 412,500 shares of the preferred stock of Network Access Solutions Corporation for warrants to purchase 9,728,774 common shares of Armillaire Technologies, Inc. (Armillaire) owned by Linsang Partners, LLC, representing 10.08% of the common stock of Armillaire. No gain or loss was recognized on this transaction.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The investment in Network Access at December 31, 2000 is included under the caption other investments.

Other minor acquisitions made by the Company during 2000 and 2001 aggregated P. 515,122 and P. 82,886, respectively.

At December 31, 2001, the Company recognized an impairment equal to 100% of the carrying value of its equity investments in non-strategic associated companies (ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire) through a charge to operations of P. 1,940,557.

The equity in the net loss of Telecom Américas includes the equity share of the impairment on the value of its subsidiaries, as recognized by Telecom Américas of P. 1,168,292, which is presented in the statement of operations under the caption equity in net results of affiliates.

II. Investments in subsidiaries

Following is a summary of the most important equity investments in subsidiaries during 2000 and 2001:

TracFone Wireless

In February 1999, the Company acquired a 55.5% equity interest in TracFone, which is engaged in the resale of prepaid cellular telephone service in the United States. From June 1999 through December 2001, América Móvil has made additional capital contributions to TracFone. As a result of these transactions, as of December 31, 2000 and 2001, América Móvil owns 97.4% and 97.8%, respectively, of the outstanding common stock.

The goodwill of P. 1,316,871 generated on these acquisitions is being amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 1,111,535 and P. 1,009,245, respectively.

At December 31, 2001, total equity investments in TracFone amounted to approximately US$ 452.6.

Conecel

In March 2000, América Móvil acquired a 60% interest in Conecel, a supplier of cellular telecommunications services in Ecuador for approximately US$ 217 million. During 2001, the Company increased to 61.3% its equity participation. The goodwill of P. 2,601,884 generated on this acquisition is amortized over a ten-year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 2,406,645 and P. 1,985,970, respectively .

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Telgua

In March 2000, the Company acquired an 85.6% equity interest in América Central Tel, S.A. (América Central, formerly Luca, S.A.), which holds a 95% equity interest in Telgua, a wireless and fixed line telecommunications operator in Guatemala for approximately US$ 171.5 million. In connection with the acquisition of the shares of Telgua, América Central paid US$ 350 million in October 2001 to the Guatemalan Government and US$ 101.7 million to cover 36 months of financing (See Note 11). During 2001, the Company increased to 94.9% its equity participation in América Central Tel, S.A. and acquired an additional direct 3.65% equity interest in Telgua. The goodwill of P. 636,975 generated on these acquisitions is amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 590,124 and P. 486,270, respectively.

Global Central América

In May 1999 the Company through Sercotel established Global Central América (GCA) to which it contributed US$ 65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of US$ 12.4 million and US$ 15.7 million, respectively.

Through GCA, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. During 2001, Sercotel transferred its equity participation in GCA and its Guatemalan subsidiaries to ACT. The goodwill from these acquisitions amounted P. 169,031 and is amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 142,268 and P. 126,950, respectively.

The results of operations of the acquisitions made in 1999, 2000 and 2001 have been included in the Company's financial statements from the month following the date of acquisition through the end of the period presented.

All of acquisitions were recorded pursuant to the purchase method of accounting.

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following pro forma unaudited consolidated financial data for the years ended December 31, 1999, 2000 and 2001 is based upon the historical financial statements of the Company adjusted to give effect to (i) the acquisitions as described above during 1999, 2000 and 2001; and (ii) certain purchase accounting adjustments related to the amortization of goodwill, a reduction in interest income for the loss of interest on the amounts expended for the above acquisitions and adjustments for depreciation of amounts allocated to adjust to fair value of the net assets of the acquired entities.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The pro forma adjustments assume that the acquisitions were made at the beginning of the earliest period presented and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data does not purport to represent what the Company's operations would have actually been had such transactions in fact occurred or to predict the Company's results of operations.

	Unaudited Pro Forma Consolidated América Móvil For the years ended December 31,		
	1999	2000	2001
Operating revenues	P. 20,538,385	P. 30,863,817	P. 41,363,913
Net income (loss)	3,520,318	905,645	(1,288,118)
Earnings (loss) per share (in Mexican Pesos)	0.243	0.063	(0.098)

III. Goodwill

An analysis of goodwill at December 31, 2000 and 2001 is as follows:

	2000	2001
Goodwill:		
Subsidiaries	P. 7,694,024	P. 4,895,120
Affiliates	460,442	460,442
	8,154,466	5,355,562
Accumulated amortization	(836,967)	(1,098,311)
	P. 7,317,499	P. 4,257,251

Amortization expense for the years ended December 31, 1999, 2000 and 2001 was P. 203,977, P. 599,730 and P. 630,485, respectively.

9. Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. No contributions were made to the fund in 1999, 2000 and 2001.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 1999, 2000 and 2001 is as follows:

	1999	2000	2001
Service cost	P. 677	P. 860	P. 1,254
Interest cost on projected benefit obligations	130	148	203
Expected return on plan assets	(158)	(165)	(194)
Amortization of past service costs	(6)	(16)	(26)
Net period cost	P. 643	P. 827	P. 1,237

The change in the pension plan benefit obligation is as follows:

	2000	2001
Benefit obligation at the beginning of the year	P. 2,395	P. 3,131
Service cost	860	1,254
Interest cost	148	203
Actuarial (loss)	(259)	(4)
Benefits paid	(13)	25
Benefit obligation at the end of the year	P. 3,131	P. 4,609

An analysis of the seniority premium reserve at December 31, 2000 and 2001 is as follows:

	2000	2001
Projected benefit obligation	P. 3,131	P. 4,609
Plan assets	(2,302)	(2,479)
Transition asset	64	58
Actuarial gain	804	832
Net projected liability	1,697	3,020
Additional liability	0	0
Reserve for seniority premiums	P. 1,697	P. 3,020
Accumulated benefit obligation	P. 3,131	P. 4,609

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The change in employee benefit plan assets and plan funded status is as follows:

	2000	2001
Fair value of plan assets at beginning of year	P. 2,150	P. 2,302
Real investment return	152	177
Fair value of plan assets at end of year	P. 2,302	P. 2,479

	2000	2001
Funded status	P. (829)	P. (2,130)
Unrecognized net actuarial gain	(804)	(832)
Unrecognized net transition asset	(64)	(58)
Accrued benefit cost	P. (1,697)	P. (3,020)

The current net liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The net of inflation rates used to determine the actuarial present values of the benefit obligations at December 31, 1999, 2000 and 2001 are presented below for each of the economic assumptions.

	1999	2000	2001
Discount rate	6.9%	6.8%	7.8%
Expected return on plan assets	6.9	6.8	6.8%
Rate of compensation increase	0.9	1.9	1.9%

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2000	2001
Suppliers	P. 9,043,301	P. 8,237,249
Guarantee deposits	343,810	397,324
Accrued expenses	491,835	688,564
Interest payable	690,891	212,276
Others	282,573	14,612
Total	P. 10,852,410	P. 9,550,025

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

11. Debt

The Company's long-term debt consists of the following:

	Interest rate 2000	Interest rate 2001	Maturities From 2002 Through	Balance at December 31, 2000	Balance at December 31, 2001
Debt denominated in foreign currency:					
Lines of credit for the acquisition of telephone plant and equipment		LIBOR+0.20	2008		P. 4,722,099
Syndicated loans		LIBOR+1	2005		4,571,150
Government of Guatemala (1)	LIBOR+3			P. 3,466,004	
ther direct loans	8.25	From LIBOR+0.6 up to LIBOR+1.5	2007	2,620,632	4,031,582
Lines of credit for the acquisition of handsets		2.89	2002		1,828,460
Credits extended by suppliers	8.03	8.76	2004	2,014,379	821,293
Financial leases	20.48	8.75	2004	67,147	2,106
Total				8,168,162	15,976,690
Debt denominated in Mexican pesos:					
Domestic senior notes ("Certificados Bursatiles")		11.14	2006		5,000,000
Lines of credit		7.98	2002		500,000
Total					5,500,000
Total debt				8,168,162	21,476,690
Less: short-term debt and current portion of long-term debt				6,947,975	6,304,020
Long-term debt				P. 1,220,187	P. 15,172,670

(1) Repaid in October 2001 (See Note 8).

The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2001 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.23% (8.61% at December 31, 2000).

Short-term debt as of December 31, 2001 amounted to P. 4,049,584 comprised of P. 2,328,461 of lines of credit, P. 914,230 of syndicated loans and P. 806,893 of banks and other direct loans (P. 3,931,853 in 2000, comprised of P. 3,466,004 due to the Guatemalan Government and P. 465,849 of banks and other direct loans); with an weighted averaged interest rate of 4.21% (8.5% in 2000).

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

An analysis of the foreign currency denominated debt at December 30, 2001 is as follows:

	Foreign Currency (thousands)	Exchange rate at December 31, 2001 (pesos per unit of foreign currency)	Pesos with purchasing power as of December 31, 2001
US dollar	1,747,557	P. 9.1423	P. 15,976,690

Long-term debt maturities at December 31, 2001 are as follows:

Year ended December 31,	Amount
2003	P. 2,903,109
2004	1,130,693
2005	5,046,766
2006	4,639,855
2007 and thereafter	1,452,247
Total	P. 15,172,670

Credit facilities for the acquisition of cellular communications equipment

During the last quarter of 2001, the Company established credit facilities of up to US$ 878 million guaranteed by Telcel (Facility "A" up to US$ 678 million, supported by the Swedish Export Credits Guarantee Board "EKN" and Facility "B" up to US$ 200 million), to purchase cellular communications equipment and services.

At December 31, 2001, the Company has used approximately US$ 528 million from Facility "A", of which US$ 269 million is to be repaid in 14 equal semi-annual installments commencing September 15, 2001. The remaining amount of Facility "A" is to be repaid in 14 equal semi-annual installments commencing March 2002. Interest is payable semi-annually at the LIBOR rate plus 0.20% per annum.

In January 2002, The Company used US$ 200 million available under Facility "B" with maturity in May 2005. Interest is payable annually at the LIBOR rate plus an appropriate margin that will be determined on debt/ EBITDA ratios.

Syndicated loan agreement

In July 2001, the Company entered into a syndicated loan agreement with certain lenders and Citibank, N.A. as administrative agent, for US$ 500 million divided into two tranches. The first tranche is in an aggregate principal amount of US$ 100 million, with maturity in one year and bearing interest at the LIBOR rate plus 0.625%.

The second tranche is in an aggregate principal amount of US$ 400 million, with maturity in January 2005 and bearing interest at the LIBOR rate plus an appropriate margin that will be determined based on debt/EBITDA ratios .

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Lines of credit for the acquisition of handsets

During the third quarter of 2001, the Company opened two lines of credit, for up to US$ 100 million each, guaranteed by Telcel, for the acquisition of handsets.

Loan Agreement for the acquisition of cellular equipment

During the first half of 2001, Telcel entered into loan agreements for approximately US$ 277.5 million to purchase cellular telecommunications equipment and services guaranteed by América Móvil. The facilities are to be repaid in fourteen consecutive semi-annual installments for equal amounts. Interest is payable semi-annually at the LIBOR rate plus 0.20% for US$ 171 million and LIBOR plus 1.65% for US 106.5 million.

Domestic Senior Notes ("Certificados Bursatiles")

On August 9, 2001, the National Banking and Securities Commission authorized the Company's program to issue domestic senior notes guaranteed by Telcel, for as much as P. 5,000 million.

On August 10, 2001, the Company made the first issuance under the program for P. 1,500 million, maturing in five years, and bearing semi-annual interest at an annual rate of 11.33%.

In October 2001, the Company made the second and third issuances of the domestic senior notes for P. 3,500 million (P. 1,750 million each), maturing in April 2003 and October of 2006, respectively; bearing interest at the "TIIE" rate plus 0.35% and the CETES rate plus 1.20%, respectively.

Line of Credit in Mexican pesos

During the second quarter of 2001, the Company obtained a revolving line of credit guaranteed by Telcel for up to P. 500 million bearing interest at variable rates.

The above-mentioned loans contain certain restrictive covenants, including among others, the maintenance of certain financial ratios, restrictions on incurring additional debt and restrictions on the sale of the group's assets. As of December 31, 2001, the Company has complied with such covenants.

12. Foreign-Currency Position and Transactions

a) At December 31, 2000 and 2001, América Móvil had the following foreign-currency denominated assets and liabilities:

	Thousands of foreign currency 2000	2001
Assets		
U.S. dollar	5,051,478	4,551,767
Guatemalan quetzal	2,128,818	8,484,625
Liabilities		
U.S. dollar	(1,004,036)	(2,495,612)
Guatemalan quetzal	(1,857,575)	(1,067,537)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The exchange rates used to translate the above-mentioned amounts into Mexican pesos were P. 9.59 and P. 9.14 per US dollar at December 31, 2000 and 2001, respectively, and P. 1.24 and P. 1.15 per quetzal at December 31, 2000 and 2001, respectively. At March 22, 2002 the exchange rates of the Mexican peso relative to the US dollar and the quetzal were P. 9.01 per US dollar and P. 1.19 per quetzal.

b) In the years ended December 31, 1999, 2000 and 2001, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to U.S. dollars using the average exchange rate for the year.

	Thousands of U.S. dollars		
	1999	2000	2001
Operating revenues	6,341	684,211	609,910
Interest income	255,133	52,046	176,635
Interest expense	516	58,431	102,130
Operating costs and expenses	468,391	801,096	1,350,872

13. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2001, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Amount
2002	P. 1,175
2003	1,002
2004	19
Total	2,196
Less interest	(90)
Present value of net minimum lease payments	2,106
Less current installments	1,100
Long-term obligations at December 31, 2001	P. 1,006

b) As of December 31, 2001, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within five to ten years. Rent charged to expenses in 1999, 2000 and 2001 aggregated, P. 113,592, P. 171,968 and P. 225,271, respectively. Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Year ended December 31,		Amount
2002	P.	179,217
2003		179,217
2004		179,217
2005		179,217
2006 and thereafter		537,650
	P.	1,254,518

c) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning on September 25, 2000, the spin-off date. However, such liability does not extend to any obligation with a creditor that has given its express consent, relieving Telmex of such liability and approving the spin-off.

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex binds itself to indemnify and hold América Móvil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex's Spin-off, and América Móvil binds itself to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by América Móvil as a result of Telmex's spin-off.

d) In November 1995, a competitor that provides cellular telephone services reported Telmex and Telcel to the Comisión Federal de Competencia (Cofeco) for alleged monopolistic practices.

In July 2001, the COFECO ruled that Telmex was responsible for the related monopolistic practices and Telcel was found innocent of all monopolistic practices.

e) In January 2000, COC Services Limited filed a lawsuit against CompUSA in the Dallas County District Court for various alleged breaches of contract and civil liability derived from a letter of intent with respect to retail store franchises in Mexico. The lawsuit also extended to other co-defendants, including among others, Grupo Carso and Grupo Sanborns. COC Services sought payment of US$ 150 million in exemplary damages by CompUSA caused by the breach of contract, tortuous interference under the contract and a conspiracy lawsuit for damages in the amount of US$ 2 million for fraud and punitive damages of US$ 300 million. COC Services also sought to collect interest, as well as legal and court costs.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The case was brought before a jury in January and February 2001. In February 2001, the jury handed down its verdict finding against all the co-defendants and requiring each of the co-defendants to pay compensatory and punitive damages. The actual amount awarded to COC Services for punitive damages payable by the defendants are as follows: US$ 175.5 million by James Halpin, former chairman and chief executive officer of CompUSA; US$ 94.5 million by CompUSA; US$ 67.5 million by other co-defendants; US$ 13.5 million by Grupo Carso; and US$ 13.5 million by Grupo Sanborns. Based on the verdicts handed down by the jury, the parties filed a brief with the court concerning various legal aspects that affect the final verdict.

On May 18, 2001, the judge reduced the damages payable by Grupo Carso, Grupo Sanborns, and other co-defendants from US$ 454 million to US$ 121.5 million, or a reduction of 73% with respect to the original award.

COC Services, Grupo Carso, Grupo Sanborns and the other co-defendants have all appealed the judgment to the Texas courts of appeals.

f) In June 2000, the executive branch of the Guatemalan government made statements concerning the privatization of Telgua, affirming that the actions taken are contrary to the interests of the Guatemalan State. In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, America Central Tel, S.A. (formerly Luca, S.A.) and certain other related parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the process. In October 2001, the Guatemalan State announced an agreement by the President of the Guatemala State and the cabinet Ministers establishing the basic terms and conditions of the settlement agreements between the Guatemalan State, ACT and Telgua. Under such government agreement, the Guatemalan State ordered the Attorney General to extend and sign in the name and on behalf of the Guatemalan State the settlement agreement to conclude litigious proceedings undertaken by the Guatemalan State during 2000 to reverse the process whereby Telgua was privatized. On October 31, 2001, the parties signed the aforesaid settlement agreement, whereby Telgua agreed, among other things, to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a three year period consisting of an investment of at least 1,950 million quetzals (approximately US$ 246 million) and the installation of a total of 380,000 public, mobile and rural telephones lines.

In addition, as part of the settlement agreement, ACT agreed to pay Empresa Guatemalteca de Telecomunicaciones (Guatel) the sum of US$ 350 million, which was the balance owed under the agreement for the sale of Telgua shares entered into by and between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment. On October 31, 2001, ACT paid Guatel the sum of US$ 452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares previously mentioned, plus accrued interest at such date.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

On this same date, Guatel instructed Citibank NA, as secured creditor, to release the 1998 pledge (guarantee) of 95% of the shares representing the capital stock of Telgua to guarantee payment of the sales price of such shares. As a result of the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigious proceedings and whatsoever other actions related thereto. At December 31, 2001, for reasons attributable to the status of the related legal actions and proceedings, the abandonment of proceedings had not been undertaken in the competent Guatemala courts.

g) In May 2001, América Móvil guaranteed a bank loan to ARBROS for US$ 100 million maturing in May 2002.

h) In the final quarter of 2001, the Company replaced Williams Communications, Inc. as guarantor of one third of a loan granted by Banco Nacional de Desenvolvimiento Económico y Social of Brazil "BNDES" for ATL.

14. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2000 and 2001. All of the companies are considered as América Móvil's affiliates, as the Company's principal owners are also directly or indirectly, shareholders of these related parties.

		2000		2001
Accounts receivable:				
Telecom Américas, Ltd.			P.	1,087,565
ARBROS Communications, Inc.	P.	494,865		
Teléfonos de México, S.A. de C.V.		276,946		504,006
Sanborns Hermanos, S.A. de C.V.		45,109		39,903
Sears Roebuck, S.A. de C.V.				24,127
Teléfonos del Noroeste, S.A. de C.V.		24,080		10,783
Seguros Inbursa, S.A. de C.V.		10,179		3,753
Others		9,597		3,893
	P.	860,776	P.	1,674,030
Accounts payable:				
Alquiladora de Casas, S.A. de C.V.			P.	224,634
Carso Global Telecom, S.A. de C.V.				39,542
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.				8,412
Others	P.	20,056		49,619
Total	P.	20,056	P.	322,207

b) Marketable securities in 2001, include P. 5,682,811 and P. 1,791,039 of notes and corporate bonds issued by affiliated parties, respectively.

c) Cash and short-term investments in 2000, include P. 11,184,495 of commercial paper issued by affiliated parties, which was realized during 2001.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Interest earned in such instruments for the years ended December 31, 1999, 2000 and 2001 were P. 5,816,252, P. 3,094,530 and P. 365,595, respectively.

d) In the years ended December 31, 1999, 2000 and 2001 the Company had the following significant transactions with related parties, mainly with Telmex:

	1999	2000	2001
Revenues:			
CPP interconnection fees (1)	P. 1,852,654	P. 5,637,902	P. 7,662,976
Costs and expenses:			
Payments of long-distance, circuits and others (2)	1,310,699	3,354,415	3,477,349
Commercial, administrative and general:			
Advertising	209,526	134,621	431,049
Others, net	15,787	277,007	(99,987)
	225,313	411,628	331,062
Interest expense	92,383	307,505	5,995

(1) Interconnection fee from the "Calling Party Pays" program (CPP): incoming calls from a fixed line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes : a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed line network; b) Long-distance: payments for the use of national and international long-distance; c) Leases of buildings and other cellular space.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repeater space, and is able to install its interconnection equipment.

f) The company believes that its purchases of materials and services from related parties are on terms no less favorable than it could obtain from unaffiliated parties. These include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and its subsidiaries.

15. Stockholders' Equity

a) The shares of América Móvil were authorized and issued pursuant to the Telmex stockholders' meeting on September 25, 2000 approving the spin-off (see note 1a). Capital stock at December 31, 2000 and 2001, is represented by 14,010 million and 13,199 million common shares with no par value, respectively representing the fixed portion of capital.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

An analysis of the shares at December 31, 2001 is as follows:

Million of shares	
3,807	series AA shares
315	series A shares
9,077	series L shares
13,199	Total shares

b) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the combined AA shares and A shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of capital stock. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock.

The Company's bylaws permit the holders of series L shares to exchange such shares, in certain circumstances, for series AA shares, commencing January 1, 2001. During 2001, a total of 605 million series L shares were exchanged for series AA shares.

Of the full voting stock of the Company, series AA shares represented 92.5% and series A shares represented 7.5% at December 31, 2001.

c) On April 27, 2001, the stockholders approved a dividend of P. 0.04 per share, to be paid in four installments of P. 0.01 per share in June, September and December 2001 and in March 2002.

d) At a regular stockholders' meeting held on March 30, 2001, it was decided to establish a reserve of five billion pesos (historical amount) for the purchase of the Company's own shares. On July 31, 2001, the stockholders approved an increase of additional five billion pesos (historical amount) to the reserve.

At December 31, 2001, the Company purchased 807 million series "L" shares for P. 6,804,190 (P. 6,662,635 historical) and 4 million series "A" shares for P. 40,369 (P. 38,999 historical).

Under the Securities Trading Act, amended starting June 1, 2001, it is no longer required to create a reserve for the repurchase of the Company's own shares. The Company's own shares that have been purchased since this change were acquired using the reserve.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

16. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. GCA is excluded from this tax consolidation.

2) The amount shown under income tax in the consolidated statements of income corresponds to income tax or asset tax determined individually by each of the consolidated subsidiaries.

3) The statutory income tax rate of 1999, 2000 and 2001 was 35%, However, corporate tax payers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income (32% in 1999). The deferred portion of the tax had to be controlled in the so-called "net reinvested tax profit account" (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax (3% for 1999). Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax, was eliminated.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax.

In addition, from January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385.

4) The cumulative effect of the adoption of Bulletin D-4 at the beginning of the year 2000 was the recognition of a deferred tax liability and a debit to stockholders' equity in the amount of P. 1,564,852.

Had Bulletin D-4 been adopted in prior years, net income for the year ended December 31, 1999 would have been reduced by approximately P. 1,354,244.

An analysis of income tax charged to results of operations for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999	2000	2001
Current year income tax of Mexican subsidiaries	P. 1,158,680	P. 1,378,629	P. 3,158,109
Current year income tax of foreign subsidiaries	7,567	123,186	109,126
Deferred income tax of Mexican operations		1,607,617	(273,247)
Total	P. 1,166,247	P. 3,109,432	P. 2,993,988

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Employee profit sharing as shown in the December 31, 2000 income statement includes P. 20,352 of deferred employee profit sharing.

Foreign subsidiaries account for deferred taxes based on Statement of Financial Accounting Standards No. 109 (SFAS-109). Valuation allowances for deferred tax assets of these companies have been established (see Note 19).

5) The following items represent the principal reasons for the differences between Mexican income taxes computed at the statutory tax rate and the Company's provision for income tax:

	Year ended December 31		
	1999	2000	**2001**
Statutory income tax rate in Mexico	35.0%	35.0%	**35.0%**
Financing costs	5.2	3.8	**1.8**
Goodwill	0.2	0.2	0.7
Impairment on affiliates			**1.0**
Others	(7.0)	5.4	**5.4**
Tax loss carry forwards	(12.2)		
Effective tax rate for Mexican operations	21.2	44.4	**43.9**
Revenues and costs from foreign subsidiaries	0.1	17.8	**7.3**
Effective tax rate	21.3	62.2%	**51.2%**

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2000 and 2001, were as follows:

	December 31,	
	2000	**2001**
Deferred tax assets		
Liability provisions	P.(199,962)	**P.(441,898)**
Other	(27,473)	**(76,447)**
Deferred revenues	(147,571)	**(322,739)**
	(375,006)	**(841,084)**
Deferred tax liabilities		
Fixed assets	1,244,039	**1,296,264**
Inventories	1,190,767	**993,114**
Licenses	576,191	**556,298**
	3,010,997	**2,845,676**
Deferred income tax	P. 2,635,991	**P. 2,004,592**

On January 1, 2002, a annual one-percentage point decrase in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect this change will have in succeeding years has not yet been determined, although it is not expected to be material.

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 1999, 2000 and 2001 was 10% of taxable income, after eliminating certain effects of inflation and the indexing of depreciation expenses.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

8) Asset tax, which is a minimum income tax is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax. Asset tax for the years ended December 31, 1999, 2000 and 2001 was P. 48,658, P. 70,493 and P. 104,480, respectively.

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The consolidated pretax income (loss) and tax provisions of these subsidiaries in 1999, 2000 and 2001 were P. 24,320, P. (1,235,847) and P. (2,229,335) and P. 7,567, P. 123,186 and P. 109,126, respectively.

17. Segments

América Móvil operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations, in three different geographic regions: (i) Mexico, (ii) United States and (iii) Central and South America. The accounting policies of the segments are the same as those described in Note 2.

The following summary shows the most important segment information:

	Mexico	United States	Central and South America	Consolidated total
December 31, 1999				
Operating revenues	P. 14,576,273	P. 1,028,308	P. 578,615	P. 16,183,196
Depreciation and amortization	1,413,475	26,629	120,473	1,560,577
Operating income (loss)	2,892,818	(295,953)	(299,447)	2,297,418
Interest expense	107,474	17,434	41,760	166,668
Capital expenditures	11,429,602	3,481,229	1,310,403	16,221,234
Segment assets	65,316,528	1,453,290	2,414,835	69,184,653
Telephone plant, property and equipment, net	11,958,128	234,262	935,186	13,127,576
Goodwill, net	1,026,306	940,027		1,966,333
Licenses, net	1,846,296		290,409	2,136,705

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

	Mexico	United States	Central and South America	Eliminations	Consolidated total
December 31, 2000					
Operating revenues	23,252,429	2,878,870	3,963,717		30,095,016
Depreciation and amortization	1,505,785	356,154	1,321,785	(94,825)	3,088,899
Operating income (loss)	5,450,452	(2,034,915)	(341,526)	(168,157)	2,905,854
Interest expense	1,902,836	18,376	565,978	(1,370,122)	1,117,068
Capital expenditures	10,271,157	2,213,578	16,689,091		29,173,826
Segment assets	116,667,037	10,376,917	18,102,040	(53,371,003)	91,774,991
Telephone plant, property and equipment, net	24,839,691	348,084	8,987,339		34,175,114
Goodwill, net	1,120,617	1,710,065	4,986,407	(499,590)	7,317,499
Licenses, net	1,801,376		686,996		2,488,372
December 31, 2001					
Operating revenues	34,344,650	4,320,928	4,785,114	(2,086,779)	41,363,913
Depreciation and amortization	2,580,573	320,717	1,606,879	(30,995)	4,477,174
Operating income (loss)	6,319,450	(2,853,496)	725,231	1,882,250	6,073,435
Interest expense	5,836,344	(4,463)	606,638	(4,985,110)	1,453,409
Capital expenditures	16,075,394	7,222,308	11,267,414		34,565,116
Segment assets	157,223,920	17,085,212	29,642,857	(111,288,825)	92,663,164
Telephone plant, property and equipment, net	30,967,742	471,207	8,538,877		39,977,826
Goodwill, net	1,465,908	662,682	2,592,076	(463,415)	4,257,251
Licenses, net	1,683,125		791,227		2,474,352

18. Subsequent Events

a) On January 31, 2002, América Móvil made a public placement on the Mexican capital market of P. 500 million in fixed-rate securities redeemable in five years plus an additional P. 1,250 million in floating rate securities, redeemable in five years. These instruments were issued as part of the new P. 5,000 million program recorded by América Móvil with the NBSC.

b) On January 1, 2002, the Mexican Congress approved a tax package which, among other things provides for a new cellular telecommunications service tax. This tax will affect rental payments, as well as payments associated with outgoing calls made by post-payment subscribers. "The calling-party pays," long-distance calls, interconnection traffic and rural telephone service are exempt from the new tax. The Company is assessing the impact that this new tax will have, as well as possible measures it may take.

c) See Note 8 to the financial statements for a description of subsequent events as they relate to transactions with associated companies.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

19. Differences between Mexican and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 3,894,426, P. 6,695,628 and P. 7,655,638 for the years ended December 31, 1999, 2000 and 2001, respectively.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No.95 (SFAS No. 95), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,		
	1999	2000	2001
Operating activities:			
Net income (loss)	P. 2,821,418	P. (428,090)	P.(609,794)
Depreciation	1,364,630	2,550,267	4,091,921
Amortization	370,313	851,971	909,037
Excess of contributed company over cost			(97,320)
Deferred taxes	1,920,545	1,993,725	(729,913)
Monetary effect	4,772,673	3,055,944	743,985
Equity in results of affiliates, minority interest and others	(332,982)	824,331	3,496,805
Effect of exchange rate differences on debt	(20,884)	(135,177)	(637,323)
Marketable securities	(4,637,772)	2,764,378	484,617
Change in operating assets and liabilities	1,608,213	916,756	(796,876)
Resources provided by (used in) operating activities	7,866,154	12,394,105	6,855,139
Financing activities:			
New loans	2,734,654	10,395,761	19,995,844
Repayment of loans	(209,610)	(10,952,935)	(6,049,993)
Increase in parent investment	2,533,091	8,686,802	
Purchase of Company's own shares and cash dividend paid			(7,116,815)
Resources provided by financing activities	5,058,135	8,129,628	6,829,036
Resources used in investing activities	(11,903,075)	(33,811,855)	(34,692,070)
Effect of inflation accounting	(5,057,651)	(2,744,359)	64,556
Net decrease in cash and short term Investments	(4,036,437)	(16,032,481)	(20,943,339)
Cash and short-term investments at beginning of year	43,539,481	39,503,044	23,470,563
Cash and short-term investments at end of year	P. 39,503,044	P. 23,470,563	P. 2,527,224

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	1999	2000	2001
Interest expense	P. 258,707	P. 679,874	P. 498,445
Income tax	624,310	936,014	2,134,358
Employee profit sharing	68,555	97,212	140,359

Cash flows from purchases and sales of trading securities during 1999 were P. 9,650,874 and P. 5,518,784, respectively. Cash flows from purchases an sales of trading securities during 2000 were P. 2,067,875 and P. 5,018,389, respectively. Cash flows from purchases an sales of trading securities during 2001 were P. 9,669,500 and P. 1,617,635, respectively.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 6, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the NBSC. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B 10 eliminated the use of appraisals to restate plant, property and equipment.

The restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 6, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, plant, property and equipment and stockholders' equity increased by P. 91,004 in 2000 and P. 2,897,259 in 2001 and depreciation expense increased by P. 116,424 in 1999, P. 222,512 in 2000 and P. 434,907 in 2001, respectively.

Accrued Vacation Pay:

For purposes of the attached consolidated financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 1999, 2000 and 2001, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

Excess of contributed company over cost

Under Mexican GAAP the excess value of ATL when contributed to Telecom Américas in the amount of P. 1,016,016, was considered as a gain and included under comprehensive financial income. For U.S. GAAP purposes, the Company is amortizing this negative goodwill over a ten-year period.

As a result of the application of Statement 141 in 2002, the Company will include as a cumulative effect adjustment in the 2002 U.S. GAAP reconciliation the write off the unamortized negative goodwill at December 31, 2001, which amounts to P. 914,414.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Notes 2 and 16, the accounting for deferred income tax was changed in 2000 with the issuance of Bulletin D-4. Through December 31, 1999, under Mexican GAAP, deferred income tax was determined by the partial liability method of accounting, under which deferred income tax is provided for identifiable, non-recurring temporary differences (i.e., those that are expected to reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse.

Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financing and tax reporting purposes. The cumulative effect derived from the adoption of Bulletin D-4 at the beginning of 2000 for P. 1,564,852 was charged to stockholders' equity.

Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes," requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Bulletin D-4 did not significantly change the accounting for employee profit sharing, of which the deferred portion is determined by the partial liability method of accounting referred to above. To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense have to be considered as operating expenses.

The deferred tax adjustment included in the net income and stockholders' equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican and U.S. GAAP for purposes of the income statement were as follows:

1999	P. (1,859,518)
2000	P. (345,230)
2001	P. 456,666

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 2000 and 2001 that decreased equity were P. (809,128), and P. (1,021,013), respectively.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

The yearly changes in the accumulated amount for deferred taxes applied to equity from 1999 through 2001 are the following:

1999	P. 247,760
2000	P. (1,030,439)
2001	P. (211,885)

In 1999, 2000 and 2001, monetary (losses) gains of P. (7,995), P. 9,038 and P. 5,018, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories were taken to equity, as part of the change of the year.

Significant components of deferred taxes under U.S. GAAP at December 31, 2000 and 2001 are as follows:

	2000			2001		
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:						
Allowances for bad debts	P. 55,106	P. 11,020	P. 66,126	P. 21,727	P. 6,208	P. 27,935
Tax loss carry forwards	1,188,078		1,188,078	167,265	75,269	242,534
Accrued liabilities	120,714	28,525	149,239	359,028	102,580	461,608
NOL carryforward				200,246	90,111	290,357
Deferred revenues	406,438	100,791	507,229	322,739	92,211	414,950
Others	9,971		9,971	4,539	2,043	6,682
Valuation allowance	(1,275,502)		(1,275,502)	(370,702)	(166,816)	(537,518)
Total deferred tax assets	504,805	140,336	645,141	704,842	201,606	906,448
Deferred tax liabilities:						
Fixed assets	(2,006,478)	(581,294)	(2,587,772)	(1,578,745)	(451,292)	(2,030,037)
Inventories	(1,205,781)	(344,510)	(1,550,291)	(993,113)	(283,747)	(1,276,860)
Capitalized interest or net financing cost	(205,776)	(58,792)	(264,568)	(311,265)	(88,933)	(400,198)
Licenses	(583,456)	(166,702)	(750,158)	(556,298)	(158,942)	(715,240)
Others	(8,448)		(8,448)	(72,625)	(20,750)	(93,375)
Total deferred tax Liabilities	(4,009,939)	(1,151,298)	(5,161,237)	(3,512,046)	(1,003,664)	(4,515,710)
Net deferred tax liabilities	P.(3,505,134)	P.(1,010,962)	P.(4,516,096)	P.(2,807,204)	P.(802,058)	P.(3,609,262)

For Mexican GAAP purposes, as earlier discussed in Note 16, deferred income tax liabilities of P. 2,635,991 and P. 2,004,592 were recognized at December 31, 2000 and 2001.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Employee Benefits Obligations:

The Company recognizes the cost for seniority premiums on the basis of actuarial computations. The Company's funding policy has been in accordance with the projected unit credit method based on the provisions of bulletin D-3 issued by the Mexican Institute of Public Accountants for recording labor obligations by employers. This bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87. The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Disclosure about Fair Value of Financial Instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2001 and 2000. As of December 31, 2000, the carrying value of total debt is P. 8,101,015 and P. 21,261,343 in 2001; the fair value is P. 8,202,161 at December 31, 2000 and P. 21,630,083 at December 31, 2001.

Impairment of Assets:

Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. As mentioned in Note 8, during the year, the Company recognized an impairment equal to 100% of the carrying value of its equity investments in ARBROS Communications, Inc. Iberbanda, Network Access and Armillaire through a charge to operations of P. 1,940,557.

In addition, the equity in the net loss of Telecom Américas includes the equity share of the impairment on the value of its subsidiaries, as recognized by Telecom Américas of P. 1,168,292, which is presented in the statement of operations under the caption equity in result of affiliates companies.

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, minority interest is generally presented out of stockholders' equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by P. 2,236,029 and P. 747,834 at December 31, 2000 and 2001, respectively.

Translation of Financial Statements of Foreign Subsidiaries

As explained in Note 2, in accordance with Mexican GAAP, the financial statements for the years ended December 31, 1999 and 2000 were restated to constant pesos as of December 31, 2001, based on Mexican accounting Bulletin B-15, applying the common restatement factor of 3.10% to consolidated amounts at such dates. The factor was determined on the weighted average in relations to revenues for each of the currencies included in the financial statements.

Under U.S. GAAP, the financial information for foreign subsidiaries of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico. Accordingly, a reconciling item for the difference in methodologies of restating prior year balances is included in the GAAP reconciliation of majority net income and consolidated majority stockholders' equity. Additionally, all other U.S. GAAP adjustments affected by the use of the B-15 methodology have been determined based on the U.S. GAAP methodology described above.

Summarized consolidated financial information on US GAAP basis as of December 31, 2000 and for the years ended December 31, 1999 and 2000 after restatement to present all amounts in thousands of constant Mexican Pesos of equivalent purchasing power as of December 31, 2001 is as follows:

	December 31,	
	1999	2000
Operating revenues	P. 16,387,251	P. 30,474,487
Operating costs and expenses	14,708,810	28,454,529
Net income (loss)	2,821,418	(428,090)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

		December 31, 2000
Current assets	P.	34,986,869
Non-current assets		58,624,267
Current liabilities		19,892,196
Non-Current liabilities		6,849,410
Minority interest		2,236,029

Reporting Comprehensive Income:

Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. Statement No. 130 requires the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities, to be included in other comprehensive income.

Cumulative effects of the deficit from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost, effect of translation of foreign entities and unrealized gains on securities included in comprehensive income at December 31, 2001, that increased (decreased) stockholder's equity are P. 640,374, P. (241,088), P. (958,849) and P. 357,663, respectively.

Accounting for the Cost of Computer Software Developed or Obtained for Internal Use:

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1, which was effective beginning on January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. Because the Company capitalizes such costs, the adoption of SOP 98-1 in 1999 did not have any significant effect on U.S. GAAP earnings or financial position.

Accounting for the Costs of Start-Up Activities:

In April 1998, the AICPA issued SOP 98-5, "Reporting the Cost of Start-Up Activities." The SOP requires that start-up costs capitalized prior to January 1, 1999, be written-off and any future start-up costs be expensed as incurred. Because the Company expensed such costs as incurred, adoption did not affect U.S. GAAP earnings or financial position.

Accounting for Derivative Instruments and Hedging Activities:

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which was required to be adopted in years beginning after June 15, 2000. Because of the Company's limited use of derivatives, the adoption of this Statement did not have a significant effect on earnings or the financial position of the Company.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

SAB-101 Revenue Recognition:

Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101) was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The adoption of this Bulletin had no impact on the Company's net income or stockholders' equity.

Business Combinations and Goodwill and Other Intangible Assets:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations, including intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally , SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 in 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of approximately P. 535,556 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment test of goodwill and indefinite lived intangible assets as of January 1, 2002 during 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of the adoption of Statement 142. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company's financial position or results of operations.

Unrealized gains and losses

In accordance with Statements of Financial Accounting Standard No.115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities" unrealized gains for available-for-sale securities shall be excluded from earnings and reported as a net amount in a separate component of Stockholders' equity until realized.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

Impairment or Disposal of Long-Lived Assets:

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and has not yet determined the effect of these new standard.

Summary

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	1999	2000	2001
Net income (loss) as reported under Mexican GAAP	P. 4,501,865	P. 904,704	P. (828,074)
U.S. GAAP adjustments:			
Effects of applying B-15	56,764	11,408	
Capitalized interest or net financing cost	115,079	312,264	390,181
Depreciation of capitalized interest	(38,265)	(51,881)	(88,877)
Excess of contributed company over cost		(1,016,016)	101,602
Accrued vacation pay	(33,104)	(86,784)	(34,456)
Deferred income tax on U.S. GAAP adjustments	(25,764)	44,074	294,463
Deferred income tax	(1,493,220)		
Deferred employee profit sharing on U.S. GAAP adjustments	(7,361)	(21,186)	91,882
Deferred employee profit sharing	(333,173)	(368,118)	70,321
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(116,424)	(222,512)	(434,907)
Unrealized gains on securities			(357,663)
Effects of inflation accounting on U.S. GAAP Adjustments	195,021	65,957	185,734
Total U.S. GAAP adjustments, net	(1,680,447)	(1,332,794)	575,943
Net income (loss) under U.S. GAAP	P. 2,821,418	P. (428,090)	P. (609,794)
Common shares outstanding as of December 31, 2001 (in million):	14,485	14,222	13,199
Net income (loss) per share under U.S. GAAP (in pesos):	P. 0.195	P. (0.030)	P.(0.046)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

After giving effect to the foregoing adjustments for accrued vacation pay, amortization of the excess of contributed company over cost, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 1,678,441, P. 2,019,958 and P. 5,588,205 in 1999, 2000 and 2001, respectively.

	December 31,	
	2000	2001
Total stockholders' equity under Mexican GAAP	P. 68,369,924	P. 56,629,092
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	750,702	1,140,883
Accumulated depreciation of capitalized interest or net financing cost	(162,762)	(251,639)
Excess of contributed company over cost	(1,016,016)	(914,414)
Accrued vacation pay	(145,301)	(172,181)
Deferred income tax from US GAAP	(66,504)	219,505
Deferred employee profit sharing from US GAAP	(44,262)	47,580
Deferred employee profit sharing	(960,211)	(850,742)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets and inventories	(809,128)	(1,021,013)
Minority interest	(2,208,186)	(747,834)
Minority interest from US GAAP	(27,843)	
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	91,004	2,897,259
Effect of applying B-15	862,084	
Total U.S. GAAP adjustments, net	(3,736,423)	347,404
Total stockholders' equity under U.S. GAAP	P. 64,633,501	P. 56,976,496

AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Under U.S. GAAP at December 31, 1999, 2000 and 2001
(Thousands of Constant Pesos with purchasing power as of December 31, 2001)

	Parent investment	Capital Stock	Reserve for purchase of Company's own	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income	Comprehensive income (loss)	Total
Balances at January 1, 1999	P. 48,295,294			P. 41,934	P. 3,248,573	P. 3,290,507	P. (204,715)		P. 51,381,086
Increase in legal reserve				98,609	(98,609)				
Increase in parent investment	2,533,092								2,533,092
Comprehensive income:									
Net income for the year					2,821,418	2,821,418		P. 2,821,418	2,821,418
Other comprehensive income:									
Effect of translation in foreign entities							(72,474)	(72,474)	(72,474)
Deferred taxes allocated to equity, net of inflation							247,760	247,760	247,760
Surplus from holding nonmonetary assets							144,803	144,803	144,803
Comprehensive income								P. 3,141,507	
Balances at December 31, 1999	50,828,386			140,543	5,971,382	6,111,925	115,374		57,055,685
Increase in legal reserve				154,876	(154,876)				
Increase in parent investment	8,686,802								8,686,802
Effect of spin-off	(59,515,188)	P. 28,770,050			30,745,138	30,745,138			
Comprehensive income:									
Net loss for the year					(428,090)	(428,090)		P. (428,090)	(428,090)
Other comprehensive income:									
Effect of translation in foreign entities							(542,710)	(542,710)	(542,710)
Deferred taxes allocated to equity, net of inflation							(250,515)	(250,515)	(250,515)
Surplus from holding nonmonetary assets							112,329	112,329	112,329
Comprehensive income								P. (1,108,986)	
Balances at December 31, 2000		28,770,050		295,419	36,133,554	36,428,973	(565,522)		64,633,501
Increase in legal reserve				82,772	(82,772)				
Increase in reserve for purchase of Company's own shares			P. 10,210,500		(10,210,500)				
Cash purchase of Company's own shares		(20,708)	(6,823,851)			(6,823,851)			(6,844,559)
Dividends paid					(566,274)	(566,274)			(566,274)
Comprehensive income:									
Net loss for the year					(609,794)	(609,794)		P. (609,794)	(609,794)
Other comprehensive income:									
Effect of translation in foreign entities							(343,665)	(343,665)	(343,665)
Unrealized gains on securities							357,663	357,663	357,663
Deferred taxes allocated to equity, net of inflation							(211,885)	(211,885)	(211,885)
Surplus from holding nonmonetary assets							561,509	561,509	561,509
Comprehensive income								P. (246,172)	
Balances at December 31, 2001	P.	P. 28,749,342	P. 3,386,649	P. 378,191	P. 24,664,214	P. 28,429,054	P. (201,900)		P. 56,976,496

Exhibit B - Annual Report filed with the National Banking and Securities Commission, dated December 31, 2003

Exhibits to Request by América Telecom, S.A. de C.V. (File No. 82-34636) for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Submitted to the Securities and Exchange Commission on November 23, 2005

Volume 2

1. Financial Information

2. Calls for ordinary shareholders meetings.

3. Calls for extraordinary shareholders meetings.

4. Summaries of the minutes of the Company's ordinary shareholders meetings.

5. Summaries of the minutes of the Company's extraordinary shareholders meetings.

6. Notices of relevant events.

Exhibit C - Annual Report filed with the National Banking and Securities Commission, dated December 31, 2004

2. Calls for ordinary shareholders meetings

Exhibit D - Public notice of the Company's ordinary shareholders' meeting, dated March 14, 2003

Call to the Ordinary Meeting of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: March 14, 2003 10:06:00.0

Prefix:
CONVORDI

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Type of Meeting:
ORDINARY

Date of Meeting:
April 7, 2003

Place:
LAGO ALBERTO N° 366, EDIFICIO TELCEL III 2° PISO, AULA A, COLONIA ANAHUAC, Mr.
11320, EN MEXICO DISTRITO FEDERAL

Hour:
09:45

Agenda:
I.- Presentation and as applicable, approval of the report by the Board of Directors regarding the financial year ended December 31, 2002 under the terms of article 172 of the General Corporations Law, including the financial statements of the company to this date and the report of the Statutory auditor and the Audit Committee and the report regarding the subsidiaries of the Company. Resolutions in this respect. II.- ratification, as applicable, of the actions of the Board of Directors during financial year 2002 and the appointment or ratification, as applicable, of the members of the Board of Directors of the Company, and the appointment or ratification, as applicable, of the Statutory auditors of the company, owner-member and alternate, as well as the determination of the corresponding remunerations. Resolutions in this respect. III.- Appointment or ratification, as applicable, of the members of the Committees of the company, as well as the determination of the corresponding remunerations. Resolutions in this respect. IV.- Proposal and as applicable, approval of the maximum amount or resources that may be allotted to the acquisition of company-owned shares for financial year 2003 as well as the proposal and, as applicable, approval of the general provisions regarding the acquisition of company-owned shares. Resolutions in this respect. V.- appointment of the delegates that shall comply with the resolutions passed by this Meeting and, as applicable, certification of the same.

Attendance requirements:
The shareholders, in order to have the right to attend the Meeting, must deposit, at the offices of the company located at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (Telephone 5625-4900 Exts. 3308 and 3309), no later than on the business day prior to the date of the Meeting (business hours of 10:00 A.M. to 6:00 P.M. on business days), the share certificates or receipts of deposit issued by a financial institution, whether domestic or foreign, or by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, as well as the other legal or fiscal requirements that may be applicable. In exchange for the documents mentioned above, the shareholders will be granted an admissions card, which must be delivered in order to attend the Meeting. A reminder is given to brokerage firms and other depositories at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, that in order to receive the admissions card mentioned above, they must present, as applicable, a list containing the name, domicile, nationality and number of shares of the shareholders represented.

As of the publication date of this Call, the information and the documents related to each one of the items on the Agenda of the Meeting, immediately and gratuitously, are hereby placed at the disposal of the shareholders at the offices of the Secretary of the Board of Directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (business hours of 10:00 A.M. a 6:00 P.M. on business days).

The shareholders may be represented by an authorized attorney-in-fact authorized by means of a powers letters in accordance with

the provisions of Article Eighteen of the corporate by-laws of the Company, and Article 14 bis 3 section Six, item c of the Stock Exchange Law. The parties that appear in representation of the shareholders, may evidence their identities by means of a power granted by means of forms drafted by the issuer, which shall be at the disposal of the stock exchange intermediaries that evidence that they represent the shareholders of the issuer by means of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, at the domicile indicated in the paragraph above or at Paseo de las Palmas
736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (Telephone 5625-4900 Exts. 3308 and 3309), within the time period indicated under Article 173 of the General Corporations Law.

Mexico, Federal District, March 14, 2003

Rafael Robles Miaja
Secretary of the Board of Directors and Delegate to the Meeting

Exhibit E -Public notice of the Company's ordinary shareholders' meeting, dated March 24, 2004

Call to the Ordinary Annual Meeting of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: March 24, 2004 09:10:00.0

Prefix:
CONVOCAA

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM

Type of Meeting:
ORDINARY ANNUAL

Date of Meeting:
April 27, 2004

Place:
PASEO DE LAS PALMAS 736, 1ER. PISO, COLONIA LOMAS DE CHAPULTEPEC, MEXICO 11000, DISTRITO FEDERAL

Hour:
09:45

Agenda:
I. Presentation and as applicable, approval of the report of the Board of Directors regarding the financial year ended December 31, 2003 under the terms of Article 172 of the General Corporations Law including the financial statements of the Company to that date and the report of the Statutory auditor and the Audit Committee and the report regarding the subsidiaries of the Company, including a proposal for the application of revenue. Resolutions in this respect.

II. Ratification, as applicable, of the actions of the Board of Directors during financial year 2003 and the appointment or ratification, as applicable, of the appointment of the members of the Board of Directors of the Company, and the appointment or ratification, as applicable, of the Statutory auditors of the company, both Owner-Member and Alternate, as well as the determination of their corresponding remuneration. Resolutions in this respect.

III. Appointment or ratification, as applicable, of the members of the company's committees, as well as the determination of their corresponding remuneration. Resolutions in this respect.

IV. Proposal and as applicable, approval of the maximum amount of resources that may be allotted to the acquisition of company-owned shares during 2004; as well as the proposal and as applicable approval of the general provisions applicable to the acquisition of company-owned shares. Resolutions in this respect.

V. Appointment of delegates that shall comply with the resolutions passed by this Meeting and as applicable, carry out the applicable formalities. Resolutions in this respect.

Attendance requirements:
The shareholders, in order to have the right to attend the Meeting, must deposit, at the offices of the company located at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (Telephone 5625-4900 Exts. 3308 and 3309), no later than on the business day prior to the date of the Meeting (business hours of 10:00 A.M. to 6:00 P.M. on business days), the share certificates or receipts of deposit issued by a financial institution, whether domestic or foreign, or by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, as well as the other legal or fiscal requirements that may be applicable. In exchange for the documents mentioned above, the shareholders shall be granted an admissions card, which must be delivered in order to attend the Meeting. A reminder is given to brokerage firms and other depositories at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, that in order to receive the admissions card mentioned above, they must present, as applicable, a list containing the name, domicile, nationality and number of shares of the shareholders represented.

As of the publication date of this Call, the information and the documents related to each one of the items on the Agenda of the Meeting, immediately and gratuitously, are hereby placed at the disposal of the shareholders at the offices of the Secretary of the Board of Directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (business hours of 10:00 A.M. a 6:00 P.M. on business days).

The shareholders may be represented by an authorized attorney-in-fact authorized by means of a powers letters in accordance with the provisions of Article Eighteen of the corporate by-laws of the Company, and Article 14 bis 3 section Six, item c of the Stock Exchange Law. The parties that appear in representation of the shareholders, may evidence their identities by means of a power granted by means of forms drafted by the issuer, which shall be at the disposal of the stock exchange intermediaries that evidence that they represent the shareholders of the issuer by means of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, at the domicile indicated in the paragraph above or at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (Telephone 5625-4900 Exts. 3308 and 3309), within the time period indicated under Article 173 of the General Corporations Law.

Mexico, Federal District, March 23, 2004

Rafael Robles Miaja
Secretary of the Board of Directors and Delegate to the Meeting

Exhibit F - Public notice of the Company's ordinary shareholders' meeting, dated April 1, 2005

Call to the Annual Ordinary Meeting for Shareholders of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): April 1, 2005. 08:17:00.0 hours

Prefix:
CONVOCAA

Ticker Symbol:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Type of Shareholders' Meeting:
ANNUAL ORDINARY

Date of Shareholders' Meeting:
April 27, 2005

Location:
PASEO DE LAS PALMAS #736, 1ER. PISO, COLONIA LOMAS DE CHAPULTEPEC, MEXICO 11000, DISTRITO FEDERAL

Time:
10:30 a.m.

Agenda:

I. Presentation and, as the case may be, approval of the board of directors' report for the fiscal year ending December 31, 2004, under the terms set forth in Article 172 of the General Corporation and Partnership Law, including the Corporation's financial statements through said date and the statutory auditor's report and the report on the corporation's subsidiaries, which includes a proposal for application of profit. Resolutions regarding such.

II. Ratification, as the case may be of the board of directors' work for fiscal year 2004; the nomination or ratification, as the case may be, of the persons comprising the corporation's board of directors; and the nomination or ratification, as the case may be, of the corporation's statutory auditors, both full and substitute; as well as determination of the corresponding remunerations. Resolutions regarding such.

III. Nomination or ratification, as the case may be, of the persons who comprise the corporation's committees, as well as determination of the corresponding remunerations. Resolutions regarding such.

IV. Proposal and, as the case may be, approval of the maximum amount of resources that may be earmarked for the repurchase of shares for fiscal year 2005, as well as the proposal and, as the case may be, approval of the provisions and policies related to the repurchase of shares. Resolutions regarding such.

V. Designation of the delegates who shall provide follow-up to the resolutions made by this meeting and, as the case may be, who shall notarize them accordingly. Resolutions regarding such.

Attendance Requirements:

In order to have the right to attend the meeting, shareholders must deposit, at the corporation's office located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (tel: 5625-4900, ext. 3318), no later than the business day prior to the celebration of the meeting (between 10:00 a.m. and 6:00 p.m.), the share title deeds or deposit receipts issued by national or foreign financial institution or by the securities depository firm (INDEVAL), as well as the other legal or tax requirements applicable. Upon submission of said documents, the shareholders inscribed in the Registered Share Log shall be issued their admission card, which must be submitted to attend the meeting. Brokerage firms and

other depositaries in the INDEVAL are reminded that, in order to receive said admission card, they must submit, as the case may be, a list containing their name, domicile, nationality and number of shares represented thereby.

As of the date the call to meeting is published, the documents and information related to each and every one of the points set forth in the agenda shall be immediately available to the shareholders at the office of the secretary of the board of directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 México, Distrito Federal, tel: 5540-9225 (from 10:00 a.m. to 6:00 p.m. on business days), as well as at the corporation's offices.

Shareholders may be represented by means of an attorney-in-fact authorized with a power-of-attorney under the terms set forth in the provisions contained in Article Eighteen of the corporation's bylaws and Section Six, Item c, of Article 14 Bis 3 of the Securities Exchange Law. The persons who present themselves in the name of shareholders may accredit their legal status by means of a power-of-attorney granted on the forms drawn up by the issuer, which shall be available to stock-market brokers what accredit representing the issuer's shareholders both at the domicile set forth in the immediately preceding paragraph as well as at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (tel: 5625-4900, ext. 3318), within the term set forth in Article 173 of the General Corporation and Partnership Law.

Mexico City, Federal District. March 28, 2005.
Rafael Robles Miaja
Secretary of the Board of Directors
and Delegate of the Shareholders' Meeting

3. Calls for extraordinary shareholders meetings

Exhibit G - Public notice of the Company's extraordinary shareholders' meeting, dated November 21, 2003

Call to the Extraordinary Meeting of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: November 21, 2003 09:09:00.0

Prefix:
CONVEXTR

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM

Type of Meeting:
EXTRAORDINARY

Date of Meeting:
December 8, 2003

Place:
Paseo de las Palmas 736, 1er. Piso, Colonia Lomas de Chapultepec, 11000
Mexico, Federal District

Hour:
10:00

Agenda:
I. Proposal for the amendment of Articles Six, Seven, Eight, Twelve, Thirteen, Fourteen, Twenty, Twenty Four and Twenty Nine and any other considered necessary, of the corporate by-laws of the company, as well as the addition of Article Twenty Bis to the by-laws of the company. Resolutions in this regard.

II.- Appointment of delegates to comply with the resolutions passed by this Meeting, and as applicable, certify such actions as necessary.

Attendance requirements:
The shareholders, in order to have the right to attend the Meeting, must deposit at the offices of the Company located at Av. Insurgentes Sur 3500, Torre Telmex, 5o. piso, Colonia Peña Pobre, 14060, Mexico, Federal District (Telephone 5223-3579), no later than on the business day prior to the date of the Meeting (business hours 10:00 A.M. to 6:00 P.M. on business days), the share certificates or receipts of deposit issued by a financial institution, whether domestic or foreign, or by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, as well as the other legal or fiscal requirements that may be applicable. In exchange for the documents mentioned above, the shareholders will be granted an admissions card, which must be delivered in order to attend the Meeting. A reminder is given to brokerage firms and other depositories at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, that in order to receive the admissions card mentioned above, they must present, as applicable, a list containing the name, domicile, nationality and number of shares of the shareholders represented.

As of the publication date of this Call, the information and the documents related to each one of the items on the Agenda of the Meeting, immediately and gratuitously, are hereby placed at the disposal of the shareholders at the offices of the Secretary of the Board of Directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (business hours of 10:00 A.M. a 6:00 P.M. on business days).

The shareholders may be represented by an authorized attorney-in-fact authorized by means of a powers letters in accordance with the provisions of Article Eighteen of the corporate by-laws of the Company, and Article 14 bis 3 section Six, item c of the Stock Exchange Law. The parties that appear in representation of the shareholders, may evidence their identities by means of a power granted by means of forms drafted by the issuer, which shall be at the disposal of the stock exchange intermediaries that evidence that they represent the shareholders of the issuer by means of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, at the domicile indicated in the paragraph above or at Av. Insurgentes Sur 3500, Torre Telmex, 5o. piso, Colonia Peña Pobre, 14060, Mexico, Federal District (Telephone 5223-3579), within the time period indicated under Article 173 of the General Corporations Law.

México, Federal District, November 21, 2003

Rafael Robles Miaja
Secretary of the Board of Directors and Delegate to the Meeting

4. Summaries of the minutes of the Company's ordinary shareholders meetings

Exhibit H - Summary of the minutes of the Company's ordinary shareholders' meeting, dated April 7, 2003


RECEIVED
2005 NOV 28 A 10: 52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ordinary Resolutions of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: April 8, 2003 11:02:00.0

Prefix:
ACUEORDI

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Type of Meeting:
ORDINARY

Date of Meeting:
April 7, 2003

Percentage of Attendance:
95.91

Payment Date:

Resolutions:
It is reported that the Ordinary Shareholders' Meeting of América Telecom, S.A. de C.V., held on April 7, 2003, adopted the following most significant resolutions:

"ONE. The report that in compliance with Article 173 of the General Corporations Law was presented by the Board of Directors before the General Ordinary Shareholders' Meeting of América Telecom, S.A. de C.V., is considered to have been presented and approved in all its terms, regarding the operations of the company during the corporate year ended December 31, 2002. A copy of such report is attached to the file of the minutes of this Meeting."

"TWO. The report presented by the Statutory Auditor Mr. Alberto Tiburcio Celorio regarding the Financial Statements of América Telecom, S.A. de C.V. to December 31, 2002 is considered presented and approved. A copy of such report is attached to the file of the minutes of this Meeting."

"THREE. The report presented by the Chairman of the Audit Committee, Mr. José Kuri Harfush, and the undertaking of the same with respect to the activities and functions of such committee during the financial year ended December 31, 2002 is considered presented and approved. A copy of such report is attached to the file of the minutes of this Meeting."

"FOUR. The Financial Statements of América Telecom, S.A. de C.V. to December 31, 2002 are considered presented and approved in their entirety. Attach a copy of such Financial Statements to the file."

"FIVE. With respect to the approval by the Meeting of the Financial Statements corresponding to the financial year ended December 31, 2002, we evidence the following numbers from such Statements:
Balance of net accumulated revenue in constant pesos to December 31, 2002: MX$6,314,952 Pesos and net revenue for financial year ended December 31, 2002 in the amount of MX$1,490,036 Pesos and in this respect, we approve the amount of MX$74,501 Pesos, from the revenue reflected in the audited Financial Statements of América Telecom, S.A. de C.V., be set aside for the Company's legal reserve, which is equal to the amount of MX$74,501 Pesos."

"SIX. We ratify and approve the policies related to the re-purchase of shares under the terms provided under article 56 of the general provisions applicable to securities issuers and other participants on the stock market issued by the National Banking and Securities Commission [Comisión Nacional Bancaria and de Valores], published in the Official Gazette of the Federation [Diario Oficial de la Federación] on March 19, 2003 subject to the changes carried out by the Board in its next Meeting."

"SEVEN. In virtue of the above resolutions, the Board of Directors' actions during financial year ended December 31, 2002 are approved."

"EIGHT. The appointment as owner-member directors of the following parties is ratified: Mr. Carlos Slim Helú, Mr. Jaime Chico Pardo, Mr. Carlos Slim Domit, Mr. Claudio X. González Laporte and Mr. Juan Antonio Pérez Simón and the appointment as alternates of the following parties is ratified: Mr. Arturo Elias Ayub, Mr. Humberto Gutiérrez Olvera Zubizarreta, Mr. Daniel Hajj Aboumrad, Mr. Marco Antonio Slim Domit and Mr. Eduardo Valdés Acra. Mr. Patricio Slim Domit is appointed as an owner-director and Vice-Chairman of the Board of Directors and Mr. José Kuri Harfush is appointed as an alternate director."

"NINE. We ratify the appointment of Messrs. Alberto Tiburcio Celorio and Fernando Espinosa López as Owner-Statutory Auditor and Alternate of the Company, respectively."

"TEN. With respect to the above resolutions, it is expressly evidenced that the Board of Directors of the Company is composed of the following members:

Board of Directors

OWNER-MEMBERS
Mr. Carlos Slim Helú: Chairman
Mr. Jaime Chico Pardo: Vice-Chairman
Mr. Carlos Slim Domit: Vice-Chairman
Mr. Claudio X. González Laporte
Mr. Patricio Slim Domit Vice-Chairman
Mr. Juan Antonio Pérez Simón

ALTERNATES
Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Humberto Gutiérrez Olvera-Zubizarreta
Mr. José Kuri Harfush
Mr. Eduardo Valdés Acra"

"ELEVEN. We ratify the appointments as Chairman and Vice Chairmen of the Board of Directors, respectively; Messrs. Carlos Slim Helú, Jaime Chico Pardo and Carlos Slim Domit, as well as Mr. Rafael Robles Miaja, as the Secretary of the Board of Directors. Furthermore, we appoint as Vice-Chairman of the Board of Directors, Mr. Patricio Slim Domit."

"THIRTEEN. We ratify the appointment to the Audit Committee, Messrs. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Juan Antonio Pérez Simón."

"FOURTEEN. We ratify the appointment of the following members of the Audit Committee of the Board of Directors of América Telecom, S.A. de C.V., provided that as of the date of this Meeting, Mr. Juan Antonio Pérez Simón shall act as Chairman:

AUDIT COMMITTEE
Mr. Juan Antonio Pérez Simón: Chairman
Mr. José Kuri Harfush
Mr. Eduardo Valdés Acra"

"FIFTEEN.- The report related to the status of the acquisition of the Company-owned shares of the Company is considered to have been presented and we note that to date, the Company has acquired 16,886,700 (sixteen million eight hundred and eighty six thousand seven hundred) shares which all together represent the amount of $105,312,913.00 (one hundred and five million three hundred and twelve thousand nine hundred thirteen Pesos 00/100 Mexican Currency). Therefore in virtue of such acquisition, the amount of the capital stock allotted is equal to $49,926,935.00, and such shares have been converted into treasury shares."

"SIXTEEN.- The amount of $1,500,000,000.00 (one billion five hundred million Pesos 00/100 Mexican Currency) is established as the amount of the acquisition of the company-owned shares and such amount, in its entirety, is allotted to the acquisition of the company-owned shares referred to under Section I of Article 14 Bis 3 of the Stock Market Law [Stock Exchange Law] in accordance with the provisions of the Board of Directors of América Telecom, S.A. de C.V."

"SEVENTEEN.- We resolve to allow the Board of Directors and/or the attorneys-in-fact or delegates appointed by the Board of Directors to carry out the re-purchase of the shares, and determine, as applicable, the amount of the capital stock that may be set aside for the purchase of such company-owned shares, and as applicable, convert the shares acquired by the Company as a consequence of such re-purchase into treasury shares. The Board of Directors and/or the appointed attorneys-in-fact or delegates, or the parties responsible for such operations shall determine, in each case, which of the alternatives provided under Section I, Article 14 Bis 3 shall be used by América Telecom, S.A. de C.V. as a re-purchase method and the accounting adjustments that at its complete discretion it may consider necessary or convenient, and in particular, to determine whether the purchase is carried out and charged to the accounting capital in the measure the shares belong to the issuing party or as applicable, to the capital stock or other corresponding line items, in the event that it is determined to convert them into treasury shares without the need for a resolution or agreement of this Meeting."

"EIGHTEEN.- As a consequence of the approval of this Meeting of the determination of the amount for the acquisition of company-owned shares and as applicable, the amount of the capital stock that may be set aside to carry out such acquisition, the purchase the company-owned shares is authorized by means of the stock exchange, which shares represent the capital stock of América Telecom, S.A. de C.V. on the dates, in the terms and all other conditions that may have already been agreed to by the Board of Directors and/or the attorneys-in-fact appointed by the Board of Directors for such effects."

"NINETEEN.- We hereby approve of the policies for the acquisition of the company-owned shares by the Board of Directors of América Telecom, S.A. de C.V. resolved on June 11, 2002, in accordance with the provisions of article 56 of the general provisions applicable to issuers of securities and other participants on the stock exchange issued by the National Banking and Securities Commission, published in the Official Gazette of the Federation on March 19, 2003."

"TWENTY.- We resolve to expressly authorize the immediate carrying out of the accounting entries necessary derived from the above resolutions."

We ratify the policies regarding the acquisition of the company-owned shares of América Telecom, S.A. de C.V. approved during the Shareholders' Meeting held on June 11, 2002.

In light of the above and in consideration of the re-purchase of shares to be carried out to December 31, 2002, the Company keeps 194,697,777 shares in its treasury.

*****

Exhibit I - Summary of the minutes of the Company's ordinary shareholders' meeting, dated April 27, 2004

Resolutions of the Ordinary Annual Meeting of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: April 28, 2004 17:58:00.0

Prefix:
ACUEORDA

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM

Type of Meeting:
ORDINARY ANNUAL

Date of Meeting:
April 27, 2004

Percentage of Attendance:
97.68

Payment Date:

Resolutions:
We report that the Ordinary Shareholders' Meeting of América Telecom, S.A. de C.V., held on April 27, 2004, with a Percentage of Attendance of 97.68%, adopted the following (most significant) resolutions:

"ONE. The report that under the terms of Article 172 of the General Corporations Law, was presented by the Board of Directors to the General Ordinary Shareholders' Meeting of América Telecom, S.A. de C.V. is hereby considered presented and approved. Such report dealt with the operations of the company carried out during financial year ended December 31, 2003. A copy of such report is attached to the file of this Meeting."

"TWO. The report presented by the Statutory Auditor, Mr. Alberto Tiburcio Celorio, regarding the Financial Statements of Telecom, S.A. de C.V. to December 31, 2003 is hereby considered presented and approved in all of its terms. A copy of such report is attached to the file of this Meeting."

"THREE. The report presented by the Chairman of the Audit Committee. Mr. José Kuri Harfush, and the undertaking of the same with respect to the activities and functions of such Committee during financial year ended December 31, 2003 is hereby considered presented and approved. A copy of such report is attached to the file of this Meeting."

"FOUR. The financial Statements of América Telecom, S.A. de C.V. to December 31, 2003 are hereby considered presented and approved. A copy of such financial statements are attached to the file of this Meeting."

"FIVE. *With respect to the approval by this Meeting of the Financial Statements corresponding to financial year ended December* 31, 2003, it is hereby evidenced that from the same the following amounts were included: balance of net accumulated revenue in constant pesos to December 31, 2003: $11,633,041 Pesos, Mexican Currency; and net revenue for the financial year ended December 31, 2003 in the amount of $4,885,463 Pesos, Mexican Currency and in this respect, the fact that of the revenue reflected in the audited Financial Statements of América Telecom, S.A. de C.V., the amount of $244,273 Pesos, Mexican Currency, is to be allotted to the legal reserve fund of the company, which total is equal to $318,774 Pesos, Mexican Currency."

"SIX. In virtue of the above resolutions, the actions of the Board of Directors during financial year ended December 31, 2003 are hereby approved."

"SEVEN. The appointment as Owner-Member Directors of the following parties is hereby ratified: Mr. Carlos Slim Helú, Mr. Jaime Chico Pardo, Mr. Carlos Slim Domit, Mr. Claudio X. González Laporte, Mr. Patricio Slim Domit and Mr. Juan Antonio Pérez Simón

and the appointment as Alternates of the following parties is also ratified: Mr. Arturo Elías Ayub, Mr. José Kuri Harfush, Mr. Humberto Gutiérrez Olvera Zubizarreta, Mr. Daniel Hajj Aboumrad, Mr. Marco Antonio Slim Domit and Mr. Eduardo Valdés Acra."

"EIGHT. The appointment of the following parties as Owner-Statutory Auditor and Alternate Statutory Auditor of the Company, respectively, is hereby approved: Mr. Alberto Tiburcio Celorio and Fernando Espinosa López."

"NINE. In virtue of the resolutions above, it is expressly evidenced that the Board of Directors of the Company has the following members:

BOARD OF DIRECTORS

OWNER-MEMBERS

Mr. Carlos Slim Helú Chairman
Mr. Jaime Chico Pardo Vice-Chairman
Mr. Carlos Slim Domit Vice-Chairman
Mr. Claudio X. González Laporte
Mr. Patricio Slim Domit Vice-Chairman
Mr. Juan Antonio Pérez Simón

ALTERNATES

Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Humberto Gutiérrez Olvera-Zubizarreta
Mr. José Kuri Harfush
Mr. Eduardo Valdés Acra"

"TEN. The following parties are ratified in their appointments as Chairman and Vice Chairmen of the Board of Directors, respectively: Mr. Carlos Slim Helú, Mr. Jaime Chico Pardo, Mr. Carlos Slim Domit and Mr. Patricio Slim Domit, as well as Mr. Rafael Robles Miaja, as the Secretary of the Board of Directors."

"ELEVEN. It is hereby agreed to pay the owner-members and alternates of the Board of Directors, the Statutory auditors and Secretary of the Company, as remuneration for carrying out their functions, the amount (in cash) of $11,500.00 (Eleven thousand five hundred Pesos 00/100 Mexican Currency), for their attendance at each meeting of the Boar, or as applicable, 50% of such amount for their attendance at each meeting of the Audit Committee. Such payments are subject to any tax withholdings that may apply."

"TWELVE. The following party is ratified in his appointment as the General Director of the Company: Mr. Daniel Hajj Aboumrad."

"THIRTEEN. The following parties are ratified in their appointments as members of the Audit Committee: Mr. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Juan Antonio Pérez Simón."

"FOURTEEN. The consolidation of the Audit Committee of the Board of Directors of América Telecom, S.A. de C.V., is ratified, as follows:

AUDIT COMMITTEE

Mr. José Kuri Harfush: Chairman
Mr. Juan Antonio Pérez Simón
Mr. Eduardo Valdés Acra"

"FIFTEEN. Mr. Rafael Robles Miaja is ratified as the Secretary of the Audit Committee of the Company."

"SIXTEEN.- The report related to the status of the acquisition of the Company-owned shares of the company is considered presented, and we note that as of the date of incorporation and up to December 31, 2003, the Company has acquired 295,737,577 (two hundred and ninety five million seven hundred thirty seven thousand five hundred and seventy seven) shares, which all together represent an amount of $1,132,534,503.00 (one billion one hundred thirty two million five hundred thirty four thousand five hundred and three Pesos 00/100 Mexican Currency). Therefore, in virtue of such acquisition, the amount of the capital stock of the Company that has been affected is equal to the amount of $75,836,956.00, since such shares have been converted into treasury shares."

"SEVENTEEN.- The amount of $4,000,000,000.00 (Four Billion Pesos 00/100 Mexican Currency) is established as the amount for the acquisition of company-owned shares and such amount is hereby allotted, in full, to acquire the company-owned shares referred to under Section I of Article 14 Bis 3 of the
Stock Exchange Law as agreed to or to be agreed to by the Board of Directors of América Telecom, S.A. de C.V. It is hereby

evidenced that such amount does not include the amount corresponding to shares re-purchased before the date of this Meeting."

"EIGHTEEN.- It is hereby resolved to authorize the Board of Directors and/or the attorneys-in-fact or delegates appointed by the Board of Directors to carry out the acquisition of company-owned shares and determine, as applicable, the amount of capital stock that may be set aside for the purchase of company-owned shares, and as applicable, convert the shares acquired by the Company as a result of such repurchase into treasury shares. The Board of Directors and/or the appointed attorneys in fact or delegates or the parties responsible for such operations shall determine, in each case, which of the alternatives provided for under Section I, Article 14 Bis 3 shall be used by América Telecom, S.A. de C.V. as a repurchasing method and the accounting adjustments that in its complete discretion it determines to be necessary or convenient, and in particular, to determine whether the purchase is made against the accounting capital in the measure they belong to the issuer's shares, or as applicable, the capital stock or other corresponding line items, in the event that it is resolved to convert the shares into treasury shares, without the need for a resolution or agreement from this Meeting."

"NINETEEN.- As a consequence of the approval of this Meeting of the determination of the amount for the acquisition of company-owned shares, the purchase is authorized by means of the stock exchange, of the company-owned shares, representing the capital stock of América Telecom, S.A. de C.V. in compliance with the Policies, on the dates, terms and other conditions that have already been agreed to or that shall be agreed to hereafter by the Board of Directors and/or the attorneys-in-fact appointed by the Board of Directors for such purpose."

"TWENTY.- The Policies previously approved by the Meeting held on June 11 2002, are hereby ratified and approved, thereby complying with the provisions of article 60 of the general provisions applicable to securities issuers and other participants on the stock exchange issued by the National Banking and Securities Commission, published in the Official Gazette of the Federation on March 19 2003, subject to the changes made by the Board."

"TWENTY ONE.- It is hereby expressly authorized to make the applicable accounting entries that arise from the above resolutions immediately."

Exhibit J - Summary of the minutes of the Company's ordinary shareholders' meeting, dated April 27, 2005

Agreements Made at AMERICA TELECOM, S.A. DE C.V.'s Annual General Ordinary Shareholders' Meeting

Date of Receipt in the Mexican Stock Market (BMV): April 28, 2005. 14:13:00.0 hours

Prefix:
ACUEORDA

Ticker Symbol:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Type of Shareholders' Meeting:
ANNUAL ORDINARY

Date of Shareholders' Meeting:
April 27, 2005

Percentage of Shareholders in Attendance:
93.79

Payment Date:

Agreements:

The following are among the most important resolutions made at the general ordinary shareholders' meeting of América Telecom, S.A. de C.V., held on April 27, 2005, with 93.7987% of the shareholders in attendance:

"ONE. The report rendered by the board of directors to the general ordinary shareholders' meeting of América Telecom, S.A. de C.V., with respect to the corporation's operations during the fiscal year ending on December 31, 2004, is considered submitted and is approved, under the terms therein, in compliance with Article 172 of the General Corporation and Partnership Law. A copy of said report is attached to this meeting's official file."

"TWO. The opinion rendered by the statutory auditor, Mr. Alberto Tiburcio Celorio, C.P.A., with respect to the financial statements of América Telecom, S.A. de C.V. through December 31, 2004, is considered submitted and is approved, under the terms therein. A copy of said opinion is attached to this meeting's official file."

"THREE. The opinion rendered by the chairman of the auditing committee, Mr. José Kuri Harfush, and concerning said committee's activities and duties during the fiscal year ending on December 31, 2004, is considered submitted and is approved, under the terms therein. A copy of said opinion is attached to this meeting's official file."

"FOUR. The financial statements of América Telecom, S.A. de C.V. through December 31, 2004 are considered submitted and are approved in full. A copy of said financial statements is attached to this meeting's official file."

"FIVE. By virtue of this meeting's approval of the financial statements corresponding to the fiscal year ending on December 31, 2004, net profit from the FY is applied entirely to the account of profits pending distribution once the reserve fund to which Article 20 of the General Corporation and Partnership Law refers has been met. It is agreed that said balance of accumulated profits, in addition to being available to the corporation's shareholders' meeting, is also available to the board of directors, with the exception of the amount earmarked for the reserve fund, and the board of directors is granted most ample authority so that to disburse such, in whole or in part, as it deems prudent, for the incorporation of reserves and/or for distribution as dividends to the corporation's shareholders."

"SIX. By virtue of the foregoing resolutions, the work of the board of directors during the fiscal year ending on December 31, 2004 is approved."

"SEVEN. The following are ratified as full members of the board of directors: Messrs. Patrick Slim Domit:

Carlos Slim Helú; Jaime Chico Pardo; Carlos Slim Domit; Claudio X. González Laporte; and Juan Antonio Pérez Simón. The following are ratified as substitute members of the board of directors: Messrs. Arturo Elías Ayub; José Kuri Harfush; Humberto Gutiérrez Olvera Zubizarreta; Daniel Hajj Aboumrad; Marco Antonio Slim Domit; and Eduardo Valdés Acra."

"EIGHT. Mr. Alberto Tiburcio Celorio, C.P.A., and Mr. Fernando Espinosa López are ratified as the corporation's statutory auditor and the substitute statutory auditor, respectively."

"NINE. By virtue of the foregoing resolutions, it is expressly attested that the corporation's board of directors is comprised as follows:

BOARD OF DIRECTORS

FULL MEMBERS

Mr. Patrick Slim Domit	Chairman
Mr. Carlos Slim Helú	Honorary Life Chairman
Mr. Jaime Chico Pardo	Vice-Chairman
Mr. Carlos Slim Domit	Vice-Chairman
Mr. Claudio X. González Laporte	
Mr. Juan Antonio Pérez Simón, C.P.A.	

SUBSTITUTE MEMBERS

Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Humberto Gutiérrez Olvera-Zubizarreta, C.P.A.
Mr. José Kuri Harfush
Mr. Eduardo Valdés Acra"

"TEN. Mr. Patrick Slim Domit, as chairman of the board of directors, ratifies Mr. Carlos Slim Helú as honorary life chairman, Messrs. Jaime Chico Pardo and Carlos Slim Domit as vice-chairmen and Mr. Rafael Robles Miaja as secretary of the board of directors."

"ELEVEN. It is agreed that the full members, the statutory auditors and the secretary of the corporation's board of directors shall be remunerated with $12,000.00 (twelve thousand and 00/100 MXP) for their attendance at each board of directors' meeting or, as the case may be, with 50% thereof for their attendance at each meeting of the auditing committee. Said payments shall be subject to applicable tax withholdings."

"TWELVE. Mr. Daniel Hajj Aboumrad is ratified as the corporation's C.E.O."

"THIRTEEN. Messrs. José Kuri Harfush, Juan Antonio Pérez Simón and Eduardo Valdés Acra are ratified as members of the auditing committee."

"FOURTEEN. The auditing committee of the board of directors América Telecom, S.A. de C.V. shall be comprised as follows:

AUDITING COMMITTEE

Mr. José Kuri Harfush	Chairman
Mr. Juan Antonio Pérez Simón, C.P.A.	
Mr. Eduardo Valdés Acra"	

"FIFTEEN. Mr. Rafael Robles Miaja is ratified as the secretary of the corporation's auditing committee."

"SIXTEEN.- The report related to the corporation's repurchase of shares is considered rendered, and it is noted that, from the date of incorporation until December 31, 2004, the corporation has repurchased 434,430,317 (four hundred thirty-four million four hundred thirty thousand three hundred seventeen) shares, which together represent $4,157,496,587.20 M.N. (four billion[1] one hundred fifty-seven million four hundred ninety-six thousand five hundred eighty-seven and 20/100 MXP). Therefore, the corporation's capital stock that has been repurchased totals $111,402,351.53 as said shares have become treasury stock."

"SEVENTEEN.- $3,000,000,000.00 M.N. (three billion and 00/100 MXP) is established as the amount for purchase of the corporation's shares and such is hereby fully earmarked for repurchase of the corporation's shares to which Article 14 Bis 3, Section I, of the Securities Exchange Law refers pursuant

[1] Billion: 10^9 [translator's note].

to that which is agreed upon by the board of directors of América Telecom, S.A. de C.V. It is attested that said amount does not include the amount corresponding to the shares purchased prior to the date of this meeting."

"EIGHTEEN.- The board of directors and/or the attorneys-in-fact or delegates designated by the board of directors are authorized to purchase the company's shares, to determine, as the case may be, the amount of capital stock that may be repurchased of the company's shares and, as the case may be, the shares purchased by the corporation's as a consequence of the repurchase that are to be converted into treasury stock. The board of directors and/or designated attorneys-in-fact or delegates, or the persons entrusted with said operations, shall determine, in each case, which of the alternatives set forth in Article 14 Bis 3, Section I, shall be that followed by América Telecom, S.A. de C.V. as a repurchase method and the accounting adjustments that it deems necessary or prudent and, in particular, shall determine if the purchase is carried out against the equity given the shares pertain to the issuer or, as the case may be, to the capital stock or other accounting areas, in the event that such are converted to treasury stock, without the need for this meeting's making a resolution or agreement regarding such."

"NINETEEN.- As a result of this meeting's approval with respect to determining the amount for repurchase of the shares, the stock-market purchase of said shares representative of the capital stock of América Telecom, S.A. de C.V. is approved, in compliance with the Policies, on the dates and under the terms and conditions already agreed or to be agreed by the board of directors and/or the attorneys-in-fact designated by the board of directors for said purpose."

"TWENTY.- The Policies previously approved by this meeting on June 11, 2002 are ratified and approved, in compliance wit the provisions set forth in Article 60 of the General Provisions Applicable to Share Issuers and Other Securities-Market Participants, issued by the National Banking and Securities Commission and published in the Federal Official Gazette on March 19, 2003, subject to the changes made by the board."

"TWENTY-ONE.- It is resolved to expressly authorize the immediate accounting of the accounting records resulting from the foregoing resolutions."

"TWENTY-ONE. Messrs. Raúl Humberto Zepeda Ruiz, Armando Ibáñez Vázquez, Verónica Ramírez Villela and Rafael Robles Miaja and Ms. Pamela Mújica Ramos are designated special delegates of this meeting so that, indistinctly, individually, and, should it be necessary, each may: a) appear before the notary public of his/her choosing to notarize all or part of the certificate of this meeting; b) on his/her own or via the persons designated, register the corresponding official notary copy in the Public Commercial Registry of this City; c) issue\ the certificates of these presents or any parts thereof that be necessary; and d) publish the necessary information and carry out any other action to execute and render effective this meeting's resolutions."

5. Summaries of the minutes of the Company's extraordinary shareholders meetings

Exhibit K - Summary of the minutes of the Company's extraordinary shareholders' meeting, dated December 8, 2003

Resolutions of the Extraordinary Meeting of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: December 8, 2003 10:09:00.0

Prefix:
ACUEEXTR

Ticker Code:
AMTEL

Series:

Corporate Name:
AMERICA TELECOM

Type of Meeting:
EXTRAORDINARY

Date of Meeting:
December 8, 2003

Percentage of Attendance:
0

Payment Date:

Resolutions:
We report that the Ordinary Shareholders' Meeting of América Telecom, S.A. de C.V., held on December 8, 2003, adopted the following most significant resolutions:

"ONE. In order to comply with the new provisions of a general nature applicable to securities issuers and other participants on the stock exchange published in the Official Gazette of the Federation on March 19, 2003, consisting of adapting various Articles of the By-Laws of the Company, we resolve to amend Articles Six, Seven, Eight, Twelve, Thirteen, Fourteen, Twenty, Twenty Four and Twenty Nine of the By-Laws of the company as well as the adding of Article Twenty Bis to the By-Laws of the company, in order for them to read as follows:

ARTICLE SIX.- Capital stock: The capital of the company is variable in nature. The minimum fixed portion of the capital stock without a right to withdrawal is equal to MX$1,009,083,661.05 (one billion nine million eighty three thousand six hundred and sixty one 05/100 Pesos, Mexican Currency), represented by 3,935,076,076 (three billion nine hundred and thirty five million seventy six thousand and seventy six) common and ordinary shares with full voting rights, nominative, without an expression of par value, completely paid-in and subscribed, corresponding to Series "A-1" (A dash one), representing the minimum fixed portion of the capital stock. The variable portion of the capital is represented by nominative shares without an expression of par value, corresponding to Series "A-2" (A dash two) of the shares representing the variable portion of the capital stock, with the characteristics to be determined by the General Shareholders' Meeting that resolved the issuance.

ARTICLE SEVEN.- Acquisitions by Subsidiaries: The subsidiaries of the Company, as such term is defined under the Generally Accepted Accounting Principles in Mexico, may not, directly or indirectly, invest in the capital stock of the Company nor in any other company with which the Company is a subsidiary except in the event such companies, in which the Company participates as a majority shareholder, acquire shares of the Company to comply with share sales options or plans that may consist of or grant or be designed in favor of the employees or officers of such companies or of the Company itself, as long as the number of shares acquired for such purpose do not exceed 25% (twenty five percent) of the total shares in circulation of the Company.

Furthermore, the operations that its subsidiaries, as such term is defined in the Generally Accepted Accounting Principles of Mexico, wish to execute with related parties or that imply the commitment of its patrimony under the terms of item d), Section IV of Article 14 Bis 3 of the Stock Exchange Law, with a prior opinion of the Audit Committee, must be submitted to the approval of the Board of Directors of the Company. The Company shall provide measures that shall provide what is necessary to comply with the provisions of this paragraph.

ARTICLE EIGHT.- Increases and Decreases: Except for the increases or decreases derived from the purchase of the company-owned shares referred to under Section one, article fourteen bis of the Stock Exchange Law, the variable capital of the company

may be increased or decreased without the need for the amendment of the corporate by-laws, but subject to the formality that the increases or decreases be approved of by the Ordinary Shareholders' Meeting and that such act be certified before a Notary Public without the need for the recording of the respective certified copy at the corresponding Commerce Section of the Public Registry of Property and Commerce [Registro Público de la Propiedad y del Comercio]. It shall not be necessary to certify the shareholders' meeting minutes when such minutes contain resolutions regarding decreases in capital to exercise the withdrawal right of any shareholder or in the case of increases or decreases derived from the acquisition of the company's own shares as referred to under section I of article 14, Bis 3 of the Stock Market Law nor when dealing with decreases in capital for any shareholder to exercise its withdrawal right.

The minimum fixed capital of the company may not be increased or decreased if it is not agreed to in an Extraordinary Shareholders' Meeting and the company by-laws are amended therefore, except when dealing with the placement of company-owned shares acquired by the Company itself by any other means or any other person authorized by the Board of Directors.

All increase or decrease of the capital stock must be recorded in the book that for such effects shall be kept by the company.

When there is an increase in the capital stock, the shareholders shall have a right of first refusal (in proportion to the number of shares that they own of the corresponding Series of shares) to subscribe the shares issued or those that shall be placed in circulation. The right conferred under this paragraph must be exercised within the fifteen calendar days following the date on which the corresponding Resolutions are published in the Official Gazette of the Federation and in another newspaper of wide circulation in Mexico City, Federal District. This right shall not be applicable in the case of a merger of the company, the conversion of obligations, to public offers under the terms of article eight one of the Stock Exchange Law and these by-laws, and for the placement of company-owned shares acquired under the terms of article fourteen bis three of the Stock Exchange Law.

In the event that shares are pending subscription after the expiration of the term during which the shareholders would have enjoyed the right of first refusal granted under this article, the shares in question may be offered to any person for subscription and payment under the terms and periods determined by the Meeting that declared such increase in capital, or under the terms and periods determined by the Board of Directors or the Delegates appointed by the Meeting for such effects, provided that the price at which the shares are offered to third parties shall not be less than the price at which they were offered to the shareholders of the Company for subscription and payment.

The company may issue un-subscribed shares of any Series or class of their capital stock which may be kept in the company treasury to thereafter be delivered in the measure that they are subscribed.

Furthermore, after prior express authorization from the National Banking and Securities Commission, the Company may issue unsubscribed shares for their placement among the public at large as long as they are kept in the custody of an institution for the deposit of securities and the conditions provided for such effects under article eighty one of the Stock Exchange Law are met.

The Extraordinary Shareholders' Meeting which declared the issuance of such unsubscribed shares, must make an express waiver of the right of first refusal referred to under article one hundred and thirty two of the General Corporations Law.

If quorum is achieved under the terms of the corporate by-laws, the resolution passed shall be in effect, even over those shareholders that did not attend the meeting, and the meeting shall be free to place the shares among the public at large, without the need to make a publication as provided under the article mentioned in the above paragraph. When a minority representing at least "25%" (twenty five percent) of the capital stock with a right to vote, votes against the issuance of unsubscribed shares, such issuance may not take place.

The call calling to order the General Extraordinary Shareholders' Meeting shall expressly state that the meeting is for the purposes specified under article eighty one of the Stock Exchange Law, making special mention of the provisions of Section Ten of such article.

Any shareholder that votes against the resolutions during the meeting shall have the right to demand that the company place its shares, at the same price at which it is offering the shares subject to the issuance to the public. The company shall be obligated to place the shares of the dissenting shareholders first.

ARTICLE TWELVE.- Decreases in capital. Decreases in the minimum fixed capital without a right to withdrawal must be approved by the General Extraordinary Shareholders Meeting. The decreases in the variable portion of the capital stock, except when the shareholders exercise their withdrawal right, shall be approved, indistinctly, by the General Extraordinary Shareholders Meeting or by the General Ordinary Shareholders' Meeting, and in any case, the corresponding minutes must be certified before a Notary Public.

For effects of the reduction of the capital, the provisions of article one hundred and thirty five and other related articles of the General Corporations Law shall apply, and in the case of a decrease in the fixed portion, the provisions of article nine of such Law shall also apply.

In the event the shares representing the capital stock of the Company are recorded in the National Securities Registry, the

procedure for the holders of the shares of the variable portion of the capital stock of the company to exercise their withdrawal right, in addition to complying with the provisions of articles two hundred and twenty and two hundred and twenty one of the General Corporations Law, shall be subject to the fact that the corresponding reimbursement be made in accordance with the value that is lower of the following two values: 95% (ninety five percent) of the trading value on the stock exchange, obtained from the average of operations that may have been carried out during the thirty days in which the shares of the issuing party were traded, prior to the date on which the withdrawal shall take effect during a period that shall not exceed six months, or if the number of days in which the shares of the issuer were actually traded are less than thirty days, then the days that actually elapsed in which such shares were traded shall be taken into account, or the accounting value of the shares in accordance with the corresponding balance sheet of the company for the financial year immediately prior to the year in which the separation is to take effect, after approval by the General Ordinary Shareholders' Meeting.

The payment of the reimbursement shall be payable to the Company starting on the day following the day the General Ordinary Shareholders' Meeting that approved the general balance sheet for the financial year in which the withdrawal shall take effect takes place. In no case may the capital be reduced to an amount less than the legal minimum.

ARTICLE THIRTEEN.- Prior Authorization and Exclusion Offer. Under the terms and for effects of article 130 of the General Corporations law, it is provided that the transfer of shares issued by the Company, or certificates or instruments issued based on such shares, or rights over such shares, may only be made after receiving authorization from the Board of Directors in the case that the number of shares, or the rights over the shares to be transferred, in one act or various acts, without time limitations, or of a group of shareholders related among each other and acting together, represent ten percent (10%) or more of the shares issued by the company with a voting right. If the Board of Directors, under the terms of this article denies authorization, appointing one or more buyers of the shares, which must pay the interested party the price registered on the securities exchange. In the event the shares are not recorded on the National Registry of Securities and Intermediaries [Registro Nacional de Valores e Intermediarios], the price to be paid shall be determined in accordance with article 130, cited above. Each party that participates, in any way, in any action that violates the paragraph above, shall be obligated to pay liquidated damages to the Company in an amount equal to the price of all of the shares, certificates or instruments representing the capital stock of the Company that they, directly or indirectly, own or which were involved in a prohibited operation; in the case of parties that have participation in an operation in which they are not the owner-members of the shares of the Company. In the event of operations giving rise to the acquisition to a percentage of shares, certificates or instruments representing the capital stock of the Company greater than 10% (ten percent) of the capital stock of the Company that are made for free, the liquidated damages shall be equal to the market value of such shares, certificates or instruments, as long as there was no authorization as referred to in the paragraph above. While the Company keeps the shares it has issued recorded on the National Securities Registry, the above requirement, in the event that the operations are carried out by means of the securities market, are, in addition, subject to the rules that as applicable are provided by the Securities Exchange Law or the rules that may be issued by the National Banking and Securities Commission. In addition, the acquiring party or group of acquiring parties that obtains or increases a significant participation in the Company without having presented an offer previously in accordance with the rules generally applicable to the acquisition of securities that must be revealed and public offers for the purchase of securities issued by the National Banking and Securities Commission, may not exercise the corporate rights arising out of the respective shares with a right to vote, and the Company shall abstain from recording such shares on the registry referred to under articles 128 and 129 of the General Corporations Law. In addition, a majority of the members of the Board of Directors that have been appointed as such before verifying any circumstance that may imply a change in Control must grant its authorization in writing by means of a resolution passed in a Board of Directors meeting called expressly for such effects under the terms of these by-laws, in order to carry out a change of Control in the Company. "Control" or "to Control" means (i) owning a majority of the common shares with a right to vote, representing the capital stock of the Company or the instruments or certificates issued representing such shares; (ii) the power to determine, directly or indirectly, the decisions of the management and the policies of the Company and its subsidiaries; or (iii) the power to veto the transcendental decisions regarding the policies of the Company or its subsidiaries, whether by means of the holding of securities with voting rights, by contract, or by any other means. The Board of Directors shall have the right to determine whether any of the parties is acting jointly or in coordination for the purposes regulated under this article. In the event the Board of Directors adopts this determination, the persons in question shall be considered one party for all effects under this article.

While the shares of the Company are recorded in the Securities Section of the National Shares Registry under the terms of the Stock Exchange Law and with respect to the generally applicable provisions of the National Banking and Securities Commission, in the event of the cancellation of the recording of the shares of the Company from the Securities Section of such Registry, the shareholders that own the majority of the ordinary shares or have the possibility, under any title, of imposing decisions upon the General Shareholders' Meetings or of appointing the majority of the members of the Board of Directors of the Company, shall be obligated to make a public purchase offer prior to the cancellation, always in compliance, in such case, with the provisions of Article 8, section III of the "Provisions Applicable to Securities Issuers and Other Participants on the Securities Exchange"; issued by the National Banking and Securities Commission.

The shareholders referred to under the above paragraph shall be obligated to create a trust for a minimum period of six months and deposit to such trust the resources necessary to buy, at the same price offered for the shares of the investors that did not carry out the action referred to in the above paragraph, in the event the public purchase offer and prior to the cancellation of the recording on the National Shares Registry, the above mentioned shareholders are not able to acquire 100% (one hundred percent) of the capital stock paid-in.

ARTICLE FOURTEEN.- General Meetings: The General Shareholders' Meeting is the supreme body of the Company. General Shareholders' Meeting shall be Ordinary or Extraordinary in nature. The latter and former shall meet at the Company's domicile, unless due to questions of force majeure or acts of providence.

General Ordinary Shareholders' Meeting shall have the purpose of dealing with any matter the Law or by-laws do not reserve to the Extraordinary Shareholders' Meeting.

The General Ordinary Shareholders' meeting shall meet at least once a year, within the four months following the closing of the financial year in question and shall deal with any other matter included in the Agenda, from the following list:

a) Discuss, approve or amend the report from the managers referred to under the general provisions of article one hundred and seventy two of the General Corporations Law, taking into account the report of one or more of the Statutory Auditors, and take into account the measures they consider appropriate.
b) Appoint the members of the Board of Directors and the Statutory Auditors.
c) Determine the remuneration of the Directors and Statutory Auditors.

ARTICLE TWENTY.- BOARD OF DIRECTORS. The Management of the company shall be the responsibility of the Board of Directors to consist of a number of members no less than five (5) and no greater than twenty (20) as determined by the Ordinary Meeting. The Meeting may appoint alternates up to a number equal to the number of owner-members and if so, shall have the power to determine the manner in which the alternates shall substitute the owner-members; in the event that if the Meeting does not determine the above, any alternate may substitute any of the owner-members indistinctly and the alternates appointed by the shareholders in the exercise of their minority rights, may only substitute the owner-member directors appointed by such minority.

The members of the Board of Directors do not necessarily have to be shareholders. Any shareholder or group of shareholders representing, at least, 10% (ten percent) of the common shares in which the capital stock has been divided shall have the right to appoint an Owner-Member and an Alternate and in this case, may no longer exercise its voting rights to elect the Owner-Members and their Alternates the majority has a right to appoint. If any shareholder or group of shareholders representing at least 10% (ten percent) of the common shares in which the capital stock has been divided, exercise the right to appoint an Owner-Member and its Alternate, the majority shall only have the right to appoint such majority. Such Directors may only be revoked when the appointment of all the others is also revoked, unless the revocation is based on justified cause in accordance with the provisions of section three, Article fourteen Bis three of the Stock Exchange Law. The Directors shall be appointed for one year and shall continue to carry out their duties even when their term is over until the parties appointed to replace them take over the office. The Directors shall be re-elected and shall receive the remuneration determined by the General Shareholders' Meeting. The appointed alternate Directors shall substitute the respective Owner-Member Directors that may be absent. For the effects of the Stock Exchange Law, and without prejudice to the fact that such law does not require the inclusion in the by-laws of the requirements indicated below, the Board of Directors shall be obligated to comply with the following:

I. The Board of Directors shall be made up of a minimum of 5 (five) and a maximum of 20 (twenty) Owner-Member Directors.
II. At least 25% (twenty five percent) of the members of the Board of Directors must be independent as defined under the above-referenced article 14 Bis 3 of the de la Stock Exchange Law.
III. For each Owner-Member Director, its respective alternate shall be appointed provided that the alternate directors of the independent directors, must also be independent.
IV. The audit committee's report must be presented before the Shareholders' Meeting.

ARTICLE TWENTY BIS. Regardless of the obligations of the Company to comply with the principles provided under the second paragraph and its sections of Article Twenty of these by-laws and while such article continues to be in effect, when the provisions of such paragraph and its sections are not complied with for any reason, this shall not cause nor grant any right to a third party to challenge the invalidity, with respect to the legal actions, contracts, resolutions, covenants, or any other action executed by the Company by means of its Board of Directors or any other intermediate governing body, delegate, legal representative or attorney in fact, nor shall the characteristics of validity or existence of such actions be taken into account.

ARTICLE TWENTY FOUR.- Powers: The Board of Directors shall have the broadest powers for the good management of the business of the Company, with a very broad general power for lawsuits and collections, the management of assets and to exercise actions of ownership, without any limitation, or in other words, with all the general and special powers that require a special clause under the law, under the terms of the first three paragraphs of article two thousand five hundred and fifty four of the Federal Civil Code [Coding Civil Federal] and its correlatives in the Civil Codes of the States of the Mexican Republic, including the powers specified under article two thousand dive hundred eighty seven of such law. By means of example and not limitation, the following powers are expressly granted:

I.- Representation of the Company before all types of authorities, whether federal, state or municipal, representing of the Company before all types of individuals or companies, whether domestic or foreign, represent the company before Labor Boards and before Labor Mediation Boards, whether federal or local, with express powers for all effects provided under sections two and three of article six hundred and ninety two of the Federal Labor Law, in accordance with articles seven hundred eighty six and eight hundred seventy six of the same law, and therefore it is expressly authorized to answer and propound interrogatories in the name and in representation of the company, mediate, settle, execute covenants, present complaints and grievances, present and desist

from all types of trials and appeals, even the *amparo* proceeding and represent the company before all types of authorities, whether legal, or administrative and any others related to labor conflicts; present amparo lawsuits and as applicable, desist from the same, present complains and as applicable grant pardons, present complaints and assist the District Attorney; make settlements, withdraw from complaints, participate in arbitration, answer and propound interrogatories; present objections, and receive payments.
II.- Grant, subscribe, endorse and guaranty all types of credit instruments.
III.- Appoint the officers, employees, managers and attorneys-in-fact of the company, and specify their duties, obligations and remuneration.
IV.- Establish or close offices, branches or agencies.
V.- Acquire shares, partnership interests and securities issued by third parties and exercise a right to vote over such shares or partnership interests of other companies.
VI.- Execute, modify, terminate and rescind agreements.
VII.- Accept, in the name of the company, powers of representation of individuals or companies, whether Mexican or foreign.
VIII.- Open bank accounts and make withdrawals of deposits from the same, and appoint authorized signatories, to make deposits and withdrawals from the above referenced bank accounts, in light of the limitations the Board has established.
IX.- Create real and personal guaranties and transfers of trust property to guarantee the obligations of the company and act as a sole obligee, surety and in general, party obligated to ensure the compliance of third parties with their obligations, and to establish the real guaranties and surety to ensure compliance with these obligations.
X.- Confer, substitute and delegate general and special powers for acts of ownership and for lawsuits and collections, as long as the above does not substitute the Board in its duties completely, as well as revoke powers.
XI.- Confer powers to grant, subscribe, endorse and guaranty all types of credit instruments, provided that the power to guaranty credit instruments must always be conferred jointly on at least two parties.
XII.- Call Shareholders' Meeting and execute the resolutions adopted in the same.
XIII.- Execute any legal actions and adopt any determinations that may be necessary or convenient to achieve the company's purposes.
XIV.- The Board of Directors of the Company shall have the undelegable power to approve operations that are not within the ordinary scope of business to be executed between the Company and its partners, with parties that are part of the Company's management or with parties with which the latter maintain patrimonial associations, or blood or other relations up to the second level, spouses or domestic partners, or their subsidiaries wish to execute, with related parties, representing the purchase or sale of ten percent or more of the assets; the granting of guaranties in an amount greater than thirty percent (30%) of the assets, as well as operations other than the above representing more than one percent of the Company's assets. The members of the Board of Directors are responsible for the resolutions they may pass with respect to the matters referred to under this Section, except in the case provided for under article one hundred fifty nine of the General Corporations Law.

No director, nor the Chairman of the Board of Directors or the Vice Chairmen of the Board, nor the Secretary or alternate secretary, solely as a result of their appointment, shall have the authority to submit testimony and therefore they are prevented from answering interrogatories in any trial or legal proceeding in which the company is involved. The above mentioned authorities correspond exclusively to the delegates that for such effects shall be appointed by the boa and to the attorneys-in-fact of the Company who have been expressly granted such powers.

ARTICLE TWENTY NINE.- Audit committee: The Company, by means of the Board of Directors, shall create an Audit committee which shall abide by the following terms:

1. The Audit Committee shall consist of directors, the majority of which, including the Chairman, must be independent and shall also have the participation of the Statutory auditor(s) of the Company which shall attend the meetings as guests. Such guests shall have the right to speak but not to vote
The Audit Committee shall appoint a Secretary who shall not necessarily be a member of such body, and who shall carry out the authorities inherent to its position or those assigned to it by the Committee itself.
2. The Audit Committee shall have the following functions, among others:
a. Drafting of an annual report regarding their activities and presenting of the same to the Board of Directors;
b. Issuing an opinion regarding operations with related parties; and
c. Propose the hiring of independent experts as they judge convenient, in order to express an opinion regarding the operations referred to under section fourteen of Article Twenty Four of these By-Laws.
3. The Audit Committee may establish the standards that govern their functions."

6. Notices of relevant events

Exhibit L - Public notice dated January 29, 2004 corresponding to the adjustment to the annual report of the Company for financial year 2002

Relevant Events of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: January 29 2004 15:18:00.0

Prefix:
EVENTORE

Ticker symbol:
AMTEL

Date:
January 29 2004

Corporate name:
AMERICA TELECOM

Place:
MEXICO, D.F.

Matter:
ADJUSTMENTS TO THE ANNUAL REPORT OF AMERICA TELECOM, S.A. DE C.V. FOR FINANCIAL YEAR 2002.

Relevant Events:
The most significant adjustments made to the annual report of América Telecom. S.A. de C.V. corresponding to financial year 2002 are the following:

1. Operations with related parties and conflict of interests. Item B), Numeral 4, Sub-Item b).
2. Managers and shareholders. Item B) Numeral 4) Sub-item c)

These changes only complement the information already delivered, but in no way do they modify the numbers and their interpretation as initially presented.

The annual report containing such modifications is available on the webpage of the Mexican Stock Exchange [Bolsa Mexicana de Valores] at www.bmv.com.mx.

Foreign Market:

Exhibit M - Public notice dated April 30, 2004 corresponding to the disclosure of independent auditor's report

Relevant Events of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: April 30 2004 15:41:00.0

Prefix:
EVENTORE

Ticker symbol:
AMTEL

Date:
30/4/2004

Corporate name:
AMERICA TELECOM

Place:
MEXICO, D.F.

Matter:
DISCLOSURE OF INDEPENDENT AUDITOR'S REPORT

Relevant Events:
We have examined the general consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries to December 31 2003 and 2002, as well as the consolidated income, capital variations and financial changes statements that are relevant for years ended on such dates. Such financial statements are the responsibility of the Company's management. Our responsibility consists of expressing an opinion regarding such statements based on our audits. The financial statements of the subsidiary América Central Tel, S.A. and subsidiaries, which jointly represent 9.8% of the total assets to December 31 2002, and 8% of the operating income for year ended December 31, 2002, presented in accordance with international accounting principles, were examined by other auditors. In our opinion, in terms of the financial information used by the management to include the financial statements of such subsidiaries in the financial statements of América Telecom, S.A. de C.V. and subsidiaries (prior to the conversion to the generally accepted accounting principles in Mexico) is based only on the report of the other auditors.

Our analyses were carried out in accordance with generally accepted accounting principles in Mexico, which require that the audit be planned and carried out in such a manner as to obtain reasonable security that the financial statements do no contain significant errors and that they have been prepared in accordance with the Generally Accepted Accounting Principles in Mexico. The audit consists of the analysis, based on selective tests, of the evidence that backs up the numbers (including the conversion by a subsidiary of the Company of the financial statements of América Central Tel, S.A. de C.V. and Telecom. Américas, Ltd., to the generally accepted accounting principles in Mexico) and disclosures of the financial statements; also including the evaluation of the accounting principles used, the significant estimates made by the Management and the presentation of the financial statements taken as a whole. We consider that our analyses and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion and based on our analysis and the report of other auditors, the consolidated financial statements mentioned above reasonably present, in all significant aspects, the consolidated financial condition of América Telecom, S.A. de C.V. and its subsidiaries to December 31 2003 and 2002, as well as the consolidated operations income, variations in accounting capital and changes in their financial status for the years ended on such dates in accordance with the Generally Accepted Accounting Principles in Mexico.

Mancera, S.C., member of Ernst & Young Global
C.P.C. Fernando Espinosa López

MEXICO, D.F. February 27, 2004

Foreign Market:

Exhibit N - Public notice dated July 13, 2004 corresponding to the appointment of the Chairman of the Board of Directors

Relevant Events de AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: July 13 2004 17:31:00.0

Prefix:
EVENTORE

Ticker symbol:
AMTEL

Date:
July 13 2004

Corporate name:
AMERICA TELECOM

Place:
MEXICO, D.F.

Matter:
APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Relevant Events:
México, Federal District, July 13 2004. América Telecom, S.A. de C.V. ("AMTEL") announced that in its Board of Directors Meeting held today, it appointed Mr. Carlos Slim Helú as the Honorary Lifetime Chairman of the Board of Directors and appointed Mr. Patrick Slim Domit as the Chairman of the Board of Directors, who has been acting as the Vice Chairman of the Board of Directors.

Mr. Patrick Slim Domit holds a degree in Business Administration from the Universidad Anáhuac. He is the Vice Chairman of Grupo Carso, S.A. de C.V. He has also acted as the CEO of Grupo Carso, S.A. de C.V. and CEO of Industrias Nacobre, S.A. de C.V. He is the Chairman of the Board of Directors of Ferrosur, S.A. de C.V. and a member of the Boards of Directors of the following companies: América Móvil, S.A. de C.V.; Carso Global Telecom, S.A. de C.V.; Teléfonos de México, S.A. de C.V.; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Promotora Inbursa, S.A. de C.V. and Industrias Nacobre, S.A. de C.V.

América Telecom holds the majority of the controlling shares in América Móvil, leading provider of wireless services in Latin America.

Foreign Market:

Exhibit O - Public notice dated February 18, 2005 corresponding to the notice of change to the number of outstanding shares as contained in the information from the fourth quarter of 2004

Significant Events of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): February, 2005. 09:54:00.0 hours

Prefix:
EVENTORE

Ticker Symbol:
AMTEL

Date:
18/2/2005

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Location:
MEXICO CITY, FEDERAL DISTRICT

Matter:
NOTICE OF CHANGE TO THE NUMBER OF OUTSTANDING SHARES AS CONTAINED IN THE INFORMATION FROM THE FOURTH QUARTER OF 2004

Significant Events:
THE FINANCIAL INFORMATION CORRESPONDING TO THE FOURTH QUARTER OF 2004 IS RETRANSMITTED DUE TO THE CHANGE IN THE NUMBER OF OUTSTANDING SHARES, FROM 2,635,257,499 SHARES TO THE CORRECT NUMBER OF OUTSTANDING SHARES OF 3,500,645,759.

Exhibit P - Public notice dated May 2, 2005 corresponding to the disclosure of the independent auditor's opinion

Significant Events of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): May 2, 2005. 17:49:00.0 hours

Prefix:
EVENTORE

Ticker Symbol:
AMTEL

Date:
May 2, 2005

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Location:
MEXICO CITY, FEDERAL DISTRICT

Matter:
REVELATION OF THE INDEPENDENT AUDITORS' OPINION

Significant Events:
To the general shareholders' meeting of América Telecom, S.A. de C.V.

We have examined the consolidated general balances of América Telecom, S.A. de C.V., and subsidiaries through December 31, 2004 and 2003 as well as the consolidated earnings statements, fluctuations in the net worth and noteworthy changes in the financial situation for said years. Said financial statements are the responsibility of the company's administration. Our responsibility consists in expressing our opinion based on our audit. The financial statements of Tracfone Wireless, Inc., which represent 1% of the total assets and 7% of the operating income for 2004, through December 31, 2004, and which were submitted pursuant to the generally accepted accounting principles in the United States of America, were examined by other auditors. Therefore, our opinion with respect to the financial information used by the administration for inclusion of said subsidiary's financial statements in the financial statements of América Telecom, S.A. de C.V. and its subsidiaries (prior to conversion to generally accepted accounting principles in Mexico) is based solely on the other auditors' opinion.

Our examinations were based on generally accepted auditing standards in Mexico, which require that the audit be planned and effected in such a way as to obtain reasonable surety that the financial statements do not contain significant errors and are prepared pursuant to generally accepted accounting principles in Mexico. The audit requires taking into consideration internal controls related to the financial information as a basis for determining the auditing procedures that are appropriate under the circumstances but not for the purpose of expressing an opinion on the effectiveness of said controls; therefore, we do not render any opinion with respect to said controls. The audit also includes the examination, based on selective examination, of the evidence used to support the figures (including conversion, by América Móvil, S.A. de C.V., of its foreign subsidiaries' financial statements to generally accepted accounting principles in Mexico) and declarations set forth in the financial statements. Such was the process for evaluation of the accounting principles used for the significant estimates upheld by the administration and for the financial statements, taken together. We believe our examinations provide a reasonable basis to sustain our opinion.

In our opinion, based on our examinations and on the opinion of the other auditors to which we refer in earlier paragraphs, the aforementioned consolidated financial statements reasonably represent, for all significant matters, the financial situation of América Telecom, S.A. de C.V. and its subsidiaries through December 31, 2004 and 2003, as well as the earnings from their operations, the fluctuations in their net worth and the changes in their financial situations for said years, pursuant to generally accepted accounting principles in Mexico.

Mancera, S.C.
A part of Ernst & Young Global
Mr. Fernando Espinosa López, C.P.A.
Mexico City, Federal District. February 25, 2005

7. Compliance with corporate governance practices

Exhibit Q - Report of compliance with corporate governance practices by the Company during the year 2003

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

AMÉRICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2003,

WITH INFORMATION THROUGH DECEMBER 31 2003.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF AMÉRICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2003, WITH INFORMATION THROUGH DECEMBER 31 2003.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors, as a collegiate body, represents the Corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws.

In order to achieve the foregoing, the board of directors seeks to ensure the Corporation is always diligently administered and carries out the necessary acts to comply with its corporate objective. In this case, to carry out the task of representing the Corporation, the board of directors grants different powers to both executives as well as third parties, which allows for a more flexible operation of the Corporation, whereby the corporate objective is met.

As part of the Corporation's administrative process, the board of directors is very involved in the important operations thereof, which are made known to and analyzed by the board of directors well enough in advance for the members to make the most appropriate resolutions for correct administration of the Corporation, having sufficient and necessary information for correct management of the business.

It is important to point out that the daily operation of the Corporation's subsidiaries is entrusted to their directors. Nevertheless, said team is supported and supervised by the board of directors, which, among other aspects, is entrusted with defining the Corporation's and its subsidiaries' strategic outlook. The majority of the members of the board of directors are not involved in the Corporation's daily operation and are persons who are highly renowned in various business fields in Mexico and abroad, which gives said members a wide and independent view that is not affected or mired by the daily operation of the Corporation's subsidiaries.

Finally, in addition to the duties set forth in various legal ordinances, the board of directors has the following duties: (i) to establish the Corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the Corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the Corporation has the necessary mechanisms to allow for proof of compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the C.E.O.'s performance as well as that of high-ranking executives and the Corporation's subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors has a solid yet flexible structure, which allows for proper administration of the business in accordance with the needs presented by such a dynamic industry and by the telecommunications business in general.

The structure consists of a collegiate body comprised of six full board members and their respective substitutes. Any shareholder or group of shareholders who represents at least ten percent of the shares shall have the right to nominate a board member.

The chairperson of the board of directors and the majority of its members must be of Mexican nationality. The board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired until the time the persons nominated in substitution thereof have assumed their positions.

We believe the Corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The recommendation made by the better practices committee with respect to the board of directors' being comprised of five to fifteen full members is honored.

Moreover, the Corporation's board of directors includes independent board members who have been chosen for their experience, capacity and professional prestige. None of said independent board members finds him/herself in the following situations (i) an employee or director of the Corporation; (ii) not an employee or director of the Corporation, but a shareholder of the Corporation, and having the power to make demands of the Corporation's directors; (iii) a consultant to the Corporation or a partner or employee of firms that act as consultants or counsel to the Corporation or its affiliates and with income significantly depending on said contractual relationship; (iv) a client, supplier, debtor, partner or employee of a Corporation that is an important client, supplier, debtor or creditor; (v) an employee of a foundation, university, non-governmental organization or non-profit organization that receives important donations from the Corporation; (vi) the C.E.O. or high-level executive of a Corporation on whose board of directors the Corporation's C.E.O. or any high-level executive participate; and (vii) any relative whatsoever to any of the persons mentioned in the foregoing Items (i) to (vi).

The Corporation's board of directors has shareholding board members, who have a significant participation in the Corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the Corporation's benefit.

By virtue of the foregoing, independent and shareholding board members together comprise more than fifty percent of the board of directors, and independent board members represent approximately thirty-three percent of all board members.

The Corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors aids the auditing committee. This intermediary body has the following duties, among others: (i) to draft an annual report on its activities and to submit such to the board of directors; (ii) to give an opinion on transactions with related persons; and (iii) to propose the contracting of independent specialists in the cases it deems prudent.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X		
2) *Is the board comprised exclusively of full members? (Principle 3)		X	The Securities Exchange Law, which requires the designation of substitute board members, is honored.
3) May substitute board members only substitute previously established full board members? (Principle 3)	X		
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X	

5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X	It is comprised of full members and substitute members.
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X		To date, three of four independent board members participate in the auditing committee.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X		Should it be the case that the board members not receive the necessary information at least five business days prior to the meeting and should a strategic matter be on the

			agenda, the chairperson of the board, the C.E.O. or the secretary of the board, as the case may be, shall comment on such, to each board member, prior to the meeting, or shall pass out the necessary information in order for board members to comment and make decisions at the corresponding meeting.
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X		Any board member may request, from the chairperson or secretary of the board of directors, that the information provided be extended in order to make adequate decisions.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X		The new board member is welcomed, is explained his/her responsibilities and is informed of the company's general standing.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		Present policy does not allow for board members to use the Corporation's assets for personal reasons. Should such occur, considerations

			shall be charged at market price.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Securities Exchange Law.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X		All substitute members are invited to all board meetings.
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the company's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The board has mechanisms that guarantee adequate decision making with respect to the departments of evaluating and compensating, auditing, and finances and planning.

The Corporation already created the auditing committee and shall determine if it is necessary to create the (i) evaluating and compensating committee, and (ii) finances and planning committee, considering that the Corporation is merely a holding company.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the board of directors? (Principle 29)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees.
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees, and remunerations to board members are approved at the shareholders' meeting.

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The Corporation is a pure holding company, and the duties of internal auditing and of finances and planning are carried out at the subsidiary level. The Corporation has a service provider that is entrusted with coordinating the auditing process between the external auditor, internal auditor and statutory auditor. Said provider has the following duties: (i) to recommend, to the board of directors, the candidates for the Corporation's external auditor; (ii) to recommend, to the board of directors, the conditions for hiring and the scope of professional mandates with respect to external auditors; (iii) to support the board of directors by supervising compliance with the auditing agreements; (iv) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (v) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (vi) to recommend, to the board of directors, the bases for preparing the financial information; (vii) to aid the board by reviewing the financial information and the process of issuance thereof; (viii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (ix) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (x) to coordinate the external auditor's tasks as well as those of

the internal auditor and the statutory auditor; and (xi) to verify the necessary mechanisms are in place to allow for verifying that the Corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The Corporation shall seek to rotate the person entrusted with drafting the financial statements.

The board of directors is supported by the internal structures of the Corporation's subsidiaries; therefore, the internal audit is a support tool for the Corporation's and its subsidiaries' administration and allows the Corporation to evaluate the financial information generated as well as the effectiveness of internal controls. For said purposes, the Corporation's subsidiaries have an internal-auditing department that informs the board of directors of the accounting principles for drafting the Corporation's and its subsidiaries' financial information.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X		It has been less than six years since the Corporation was incorporated. Nevertheless, it shall apply this principle.
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X	
On the Financial Information			
34) Does the Corporation have an internal auditing unit? (Principle 36)		X	The Corporation has an auditing committee. However, as a pure holding company does not have employees, internal-auditing duties are carried out by the Corporation's subsidiaries.
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X		
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports?	X		

(Principle 39)			
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)		X	
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)	X		
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The Corporation's subsidiaries have a department of finances and administration whose duties include the following: (i) to evaluate and, as the case may be, suggest investment policies to the Corporation and its subsidiaries, proposed by office of the C.E.O., for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the Corporation and its subsidiaries, proposed by the office of the C.E.O., for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the Corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to follow up on the application of the Corporation's and its subsidiaries' budget and strategic plan; and (vi) to identify the risk factors to which the Corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The subsidiaries and the Corporation have long-term investment and financing policies, which are defined taking into account the subsidiaries' and Corporation's strategic plan.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)		X	The board of directors carries out this duty.
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)		X	The board of directors carries out this duty.
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)		X	The board of directors carries out this duty.
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)		X	The board of directors carries out this duty.

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		There is a power-of-attorney model letter, though shareholders usually provide their own power-of-attorney letters with general authority to vote and non-specific authority for each matter. If a shareholder desires information on voting alternatives, s/he can

			present him/herself to or communicate with the Corporation to receive such.
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 30 2004

AMÉRICA TELECOM, S.A. DE C.V.

Mexico City, Federal District, June [*], 2003

Comisión Nacional Bancaria y de Valores
Vice Chairman of Securities Oversight
[Vicepresidencia de Supervisión Bursátil]
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 México, Distrito Federal

The undersigned hereby evidence that we have reviewed the report regarding the degree of compliance with the Better Business Practices Code of América Telecom, S.A. de C.V. dated June [*], 2003, which was drafted based on the information provided by the directors and offices of this Company, and they are in agreement with its content.

Sincerely,

América Telecom, S.A. de C.V.

____
Carlos Slim Helú
Chairman, Board of Directors

____
Rafael Robles Miaja
Secretary, Board of Directors

F:\Aborbolla\AMERICA TELECOM\CODIGO MEJORES PRACTICAS\2003\REVELACION CODIGO 2003.DOC

Exhibit R - Report of compliance with corporate governance practices by the Company during the year 2004

RECEIVED
2005 NOV 28 A 10:52
OFFICE OF INTERN[illegible]
CORPORATE FINANCE

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

AMÉRICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2004,

WITH INFORMATION THROUGH JUNE 30, 2005.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF AMÉRICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2004, WITH INFORMATION THROUGH JUNE 30, 2005.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors, as a collegiate body, represents the corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws.

In order to achieve the foregoing, the board of directors seeks to ensure the corporation is always diligently administered and carries out the necessary acts to comply with its corporate objective. In this case, to carry out the task of representing the corporation, the board of directors grants different powers to both executives as well as third parties, which allows for a more flexible operation of the corporation, whereby the corporate objective is met.

As part of the corporation's administrative process, the board of directors is very involved in the important operations thereof, which are made known to and analyzed by the board of directors well enough in advance for the members to make the most appropriate resolutions for correct administration of the corporation, having sufficient and necessary information for correct management of the business.

It is important to point out that the daily operation of the corporation's subsidiaries is entrusted to their directors. Nevertheless, said team is supported and supervised by the board of directors, which, among other aspects, is entrusted with defining the corporation's and its subsidiaries' strategic outlook. The majority of the members of the board of directors are not involved in the corporation's daily operation and are persons who are highly renowned in various business fields in Mexico and abroad, which gives said members a wide and independent view that is not affected or mired by the daily operation of the corporation's subsidiaries.

Finally, in addition to the duties set forth in various legal ordinances, the board of directors has the following duties: (i) to establish the corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the corporation has the necessary mechanisms to allow for proof of compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the C.E.O.'s performance as well as that of high-ranking executives and/or the corporation's subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors has a solid yet flexible structure, which allows for proper administration of the business in accordance with the needs presented by such a dynamic industry and by the telecommunications business in general.

The structure consists of a collegiate body comprised of six full board members and their respective substitutes. Any shareholder or group of shareholders who represents at least ten percent of the shares shall have the right to nominate a board member.

Pursuant to the corporation's bylaws, the chairperson of the board of directors must be of Mexican nationality. The board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired until the time the persons nominated in substitution thereof have assumed their positions.

We believe the corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The recommendation made by the better practices committee with respect to the board of directors' being comprised of five to fifteen full members is honored.

Moreover, the corporation's board of directors includes independent board members who have been chosen for their experience, capacity and professional prestige. None of said independent board members finds him/herself in the following situations (i) an employee or director of the corporation; (ii) not an employee or director of the corporation, but a shareholder of the corporation, and having the power to make demands of the corporation's directors; (iii) a consultant to the corporation or a partner or employee of firms that act as consultants or counsel to the corporation or its affiliates and with income significantly depending on said contractual relationship; (iv) a client, supplier, debtor, partner or employee of a corporation that is an important client, supplier, debtor or creditor; (v) an employee of a foundation, university, non-governmental organization or non-profit organization that receives important donations from the corporation; (vi) the C.E.O. or high-level executive of a corporation on whose board of directors the corporation's C.E.O. or any high-level executive participate; and (vii) any relative whatsoever to any of the persons mentioned in the foregoing Items (i) to (vi).

The corporation's board of directors has shareholding board members, who have a significant participation in the corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the corporation's benefit.

By virtue of the foregoing, independent and shareholding board members together comprise more than fifty percent of the board of directors, and independent board members represent approximately thirty-three percent of all board members.

The corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors aids the auditing committee. This intermediary body has the following duties, among others: (i) to draft an annual report on its activities and to submit such to the board of directors; (ii) to give an opinion on transactions with related persons; and (iii) to propose the contracting of independent specialists in the cases it deems prudent.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X		
2) *Is the board comprised exclusively of full members? (Principle 3)		X	The Securities Exchange Law, which requires the designation of substitute board members, is honored.
3) May substitute board members only substitute previously established full board members? (Principle 3)	X		
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X	

5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X	It is comprised of full members and substitute members.
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X		To date, three of four independent board members participate in the auditing committee.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X		Should it be the case that the board members not receive the necessary information at least five business days prior to the meeting and should a strategic matter be on the

			agenda, the chairperson of the board, or the C.E.O. or the secretary of the board, as the case may be, shall comment on such, to each board member, prior to the meeting, or shall pass out the necessary information in order for board members to comment and make decisions at the corresponding meeting.
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X		Any board member may request, from the chairperson or secretary of the board of directors, that the information provided be extended in order to make adequate decisions.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the corporation's standing? (Principle 21)	X		The new board member is welcomed, is explained his/her responsibilities and is informed of the company's general standing.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		Present policy does not allow for board members to use the corporation's assets for personal reasons. Should such occur, considerations

			shall be charged at market price.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Securities Exchange Law.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X		All substitute members are invited to all board meetings.
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the company's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The board has mechanisms that guarantee adequate decision making with respect to the departments of evaluating and compensating, auditing, and finances and planning.

The corporation already created the auditing committee and shall determine if it is necessary to create the (i) evaluating and compensating committee, and (ii) finances and planning committee, considering that the corporation is merely a holding company.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the corporation respect the guidelines approved by the board of directors? (Principle 29)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees.
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees, and remunerations to board members are approved at the shareholders' meeting.

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The corporation is a pure holding company, and the duties of internal auditing and of finances and planning are carried out at the subsidiary level. The corporation has a service provider that is entrusted with coordinating the auditing process between the external auditor, internal auditor and statutory auditor. Said provider has the following duties: (i) to recommend, to the board of directors, the candidates for the corporation's external auditor; (ii) to recommend, to the board of directors, the conditions for hiring and the scope of professional mandates with respect to external auditors; (iii) to support the board of directors by supervising compliance with the auditing agreements; (iv) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (v) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (vi) to recommend, to the board of directors, the bases for preparing the financial information; (vii) to aid the board by reviewing the financial information and the process of issuance thereof; (viii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (ix) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (x) to coordinate the external auditor's tasks as well as those of

the internal auditor and the statutory auditor; and (xi) to verify the necessary mechanisms are in place to allow for verifying that the corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The corporation shall seek to rotate the person entrusted with drafting the financial statements.

The board of directors is supported by the internal structures of the corporation's subsidiaries; therefore, the internal audit is a support tool for the corporation's and its subsidiaries' administration and allows the corporation to evaluate the financial information generated as well as the effectiveness of internal controls. For said purposes, the corporation's subsidiaries have an internal-auditing department that informs the board of directors of the accounting principles for drafting the corporation's and its subsidiaries' financial information.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the corporation replaced at least every six years? (Principle 34)	X		It has been less than six years since the corporation was incorporated. Nevertheless, it shall apply this principle.
32) Is the person who signs the auditing report on the corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X	No, by virtue of the fact that said person is publicly recognized for his/her experience in the field.
On the Financial Information			
34) Does the corporation have an internal auditing unit? (Principle 36)		X	The corporation has an auditing committee. However, as a pure holding company does not have employees, internal-auditing duties are carried out by the corporation's subsidiaries.
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board	X		

of directors for approval? (Principle 37)			
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X		
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)		X	
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)	X		
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The corporation's subsidiaries have a department of finances and administration whose duties include the following: (i) to evaluate and, as the case may be, suggest investment policies to the corporation and its subsidiaries, proposed by office of the C.E.O., for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the corporation and its subsidiaries, proposed by the office of the C.E.O., for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to follow up on the application of the corporation's and its subsidiaries' budget and

strategic plan; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The subsidiaries and the corporation have long-term investment and financing policies, which are defined taking into account the subsidiaries' and corporation's strategic plan.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the corporation's principle investments and financing transactions? (Principle 47)		X	The board of directors carries out this duty.
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)		X	The board of directors carries out this duty.
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the corporation's strategic outlook? (Principle 49)		X	The board of directors carries out this duty.
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the corporation's financial projections, ensuring that such are in step with the corporation's strategic outlook? (Principle 50)		X	The board of directors carries out this duty.

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		There is a power-of-attorney model letter, though shareholders usually provide their own power-of-attorney letters with general authority to vote and non-specific authority for each matter. If a shareholder

			desires information on voting alternatives, s/he can present him/herself to or communicate with the corporation to receive such.
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	No, by virtue of the fact that said persons are publicly recognized for their experience in various business fields.

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 30, 2005

8. Quarterly financial Information

Exhibit S - Third quarter, 2003
Consolidated Report

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**138,308,514**	**100**	**111,859,312**	**100**
2	**CURRENT ASSETS**	**32,614,335**	**24**	**17,397,445**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	18,498,188	13	5,757,716	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,979,985	4	4,560,312	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,470,949	3	3,679,182	3
6	INVENTORIES	4,193,834	3	2,410,258	2
7	OTHER CURRENT ASSETS	471,379	0	989,977	1
8	**LONG TERM**	**3,127,299**	**2**	**6,253,613**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,966,790	2	6,109,739	5
11	OTHER INVESTMENTS	160,509	0	143,874	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**63,597,070**	**46**	**54,937,891**	**49**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	88,669,543	64	71,943,496	64
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	32,635,343	24	21,626,773	19
17	CONSTRUCTION IN PROGRESS	7,562,870	5	4,621,168	4
18	**DEFERRED ASSETS (NET)**	**38,969,810**	**28**	**33,270,363**	**30**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**80,828,537**	**100**	**66,903,452**	**100**
21	**CURRENT LIABILITIES**	**28,986,478**	**36**	**25,589,619**	**38**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	9,205,652	11	9,864,219	15
24	STOCK MARKET LOANS	1,498,671	2	0	0
25	TAXES TO BE PAID	1,771,297	2	1,525,119	2
26	OTHER CURRENT LIABILITIES	16,510,858	20	14,200,281	21
27	**LONG-TERM LIABILITIES**	**45,650,488**	**56**	**37,379,816**	**56**
28	BANK LOANS	45,650,488	56	37,379,816	56
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**6,191,571**	**8**	**3,934,017**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**57,479,977**	**100**	**44,955,860**	**100**
34	**MINORITY INTEREST**	**41,880,439**	**73**	**31,057,843**	**69**
35	**MAJORITY INTEREST**	**15,599,538**	**27**	**13,898,017**	**31**
36	**CONTRIBUTED CAPITAL**	**4,602,906**	**8**	**4,623,419**	**10**
37	PAID-IN CAPITAL STOCK (NOMINAL)	940,583	2	960,750	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,266,902	6	3,267,225	7
39	PREMIUM ON SALES OF SHARES	395,421	1	395,444	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,996,632**	**19**	**9,274,598**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,549,649	10	6,078,584	14
43	REPURCHASE FUND OF SHARES	2,432,951	4	1,554,310	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-71,271	0	987,473	2
45	NET INCOME FOR THE YEAR	3,085,303	5	654,231	1

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**18,498,188**	**100**	**5,757,716**	**100**
46	CASH	30	0	2,027,766	35
47	SHORT-TERM INVESTMENTS	18,498,158	100	3,729,950	65
18	**DEFERRED ASSETS (NET)**	**38,969,810**	**100**	**33,270,363**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	7,295,318	19	11,261,836	34
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	31,674,492	81	22,008,527	66
21	**CURRENT LIBILITIES**	**28,986,478**	**100**	**25,589,619**	**100**
52	FOREING CURRENCY LIABILITIES	5,904,952	20	9,094,716	36
53	MEXICAN PESOS LIABILITIES	23,081,526	80	16,494,903	64
24	**STOCK MARKET LOANS**	**1,498,671**	**100**	**0**	**100**
54	COMERCIAL PAPER	1,498,671	100	0	0
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**16,510,858**	**100**	**14,200,281**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	243,892	1	1,051,191	7
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,266,966	99	13,149,090	93
27	**LONG-TERM LIABILITIES**	**45,650,488**	**100**	**37,379,816**	**100**
59	FOREING CURRENCY LIABILITIES	34,294,603	75	25,099,921	67
60	MEXICAN PESOS LIABILITIES	11,355,885	25	12,279,895	33
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**6,191,571**	**100**	**3,934,017**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,030,754	49	2,153,505	55
67	OTHERS	3,160,817	51	1,780,512	45
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-71,271**	**100**	**987,473**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-71,271	-100	987,473	100

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,627,857	-8,192,174
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	175	1,338
75	EMPLOYERS (*)	16,546	12,726
76	WORKERS (*)	2,906	3,223
77	CIRCULATION SHARES (*)	3,667,945,999	3,746,590,999
78	REPURCHASED SHARES (*)	267,130,077	188,485,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**58,566,242**	**100**	**42,138,602**	**100**
2	COST OF SALES	34,827,959	59	23,901,523	57
3	**GROSS INCOME**	**23,738,283**	**41**	**18,237,079**	**43**
4	OPERATING	10,961,393	19	9,047,915	21
5	**OPERATING INCOME**	**12,776,890**	**22**	**9,189,164**	**22**
6	TOTAL FINANCING COST	-724,417	-1	2,498,238	6
7	**INCOME AFTER FINANCING COST**	**13,501,307**	**23**	**6,690,926**	**16**
8	OTHER FINANCIAL OPERATIONS	408,794	1	-57,514	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**13,092,513**	**22**	**6,748,440**	**16**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,358,316	6	2,924,923	7
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**9,734,197**	**17**	**3,823,517**	**9**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-110,716	0	-1,924,365	-5
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**9,623,481**	**16**	**1,899,152**	**5**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**9,623,481**	**16**	**1,899,152**	**5**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**9,623,481**	**16**	**1,899,152**	**5**
19	NET INCOME OF MINORITY INTEREST	6,538,178	11	1,244,921	3
20	**NET INCOME OF MAJORITY INTEREST**	**3,085,303**	**5**	**654,231**	**2**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**58,566,242**	**100**	**42,138,602**	**100**
21	DOMESTIC	37,368,701	64	30,370,610	72
22	FOREIGN	21,197,541	36	11,767,992	28
23	TRANSLATED INTO DOLLARS (***)	1,939,888	3	1,125,699	3
6	**TOTAL FINANCING COST**	**-724,417**	**100**	**2,498,238**	**100**
24	INTEREST PAID	3,597,014	497	2,891,275	116
25	EXCHANGE LOSSES	802,419	111	2,111,499	85
26	INTEREST EARNED	1,933,741	267	950,206	38
27	EXCHANGE PROFITS	1,564,034	216	117,993	5
28	GAIN DUE TO MONETARY POSITION	-1,626,075	-224	-1,436,337	-57
8	**OTHER FINANCIAL OPERATIONS**	**408,794**	**100**	**-57,514**	**100**
29	OTHER NET EXPENSES (INCOME) NET	412,985	101	-57,150	-99
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-4,191	-1	-364	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,358,316**	**100**	**2,924,923**	**100**
32	INCOME TAX	2,337,967	70	2,633,465	90
33	DEFERED INCOME TAX	816,134	24	112,966	4
34	WORKERS' PROFIT SHARING	176,751	5	178,492	6
35	DEFERED WORKERS' PROFIT SHARING	27,464	1	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	58,566,243	42,138,603
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	75,210,634	53,968,190
39	OPERATION INCOME (**)	16,487,095	9,647,981
40	NET INCOME OF MAYORITY INTEREST(**)	3,955,379	654,233
41	NET CONSOLIDATED INCOME (**)	9,248,636	1,899,154

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JUIY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**21,309,120**	**100**	**16,065,970**	**100**
2	COST OF SALES	12,522,319	59	9,871,161	61
3	**GROSS INCOME**	**8,786,801**	**41**	**6,194,809**	**39**
4	OPERATING	4,006,918	19	2,972,127	18
5	**OPERATING INCOME**	**4,779,883**	**22**	**3,222,682**	**20**
6	TOTAL FINANCING COST	740,895	3	2,004,028	12
7	**INCOME AFTER FINANCING COST**	**4,038,988**	**19**	**1,218,654**	**8**
8	OTHER FINANCIAL OPERATIONS	236,764	1	-117,362	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**3,802,224**	**18**	**1,336,016**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	1,842,842	9	1,293,920	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**1,959,382**	**9**	**42,096**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-24,810	0	149,831	1
13	***CONSOLIDATED NET INCOME OF CONTINUOUS***	**1,934,572**	**9**	**191,927**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**1,934,572**	**9**	**191,927**	**1**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,934,572**	**9**	**191,927**	**1**
19	NET INCOME OF MINORITY INTEREST	1,354,608	6	109,253	1
20	**NET INCOME OF MAJORITY INTEREST**	**579,964**	**3**	**82,674**	**1**

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**21,309,120**	**100**	**16,065,970**	**100**
21	DOMESTIC	13,328,208	63	10,710,691	67
22	FOREIGN	7,980,912	37	5,355,279	33
23	TRANSLATED INTO DOLLARS (***)	709,167	3	503,844	3
6	**TOTAL FINANCING COST**	**740,895**	**100**	**2,004,028**	**100**
24	INTEREST PAID	1,171,450	158	1,066,818	53
25	EXCHANGE LOSSES	323,479	44	1,451,567	72
26	INTEREST EARNED	607,456	82	-245,613	-12
27	EXCHANGE PROFITS	-315,018	-43	30,504	2
28	GAIN DUE TO MONETARY POSITION	-461,596	-62	-729,466	-36
8	**OTHER FINANCIAL OPERATIONS**	**236,764**	**100**	**-117,362**	**100**
29	OTHER NET EXPENSES (INCOME) NET	237,031	100	-117,205	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-267	0	-157	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**1,842,842**	**100**	**1,293,920**	**100**
32	INCOME TAX	891,743	48	1,188,978	92
33	DEFERED INCOME TAX	866,823	47	45,683	4
34	WORKERS' PROFIT SHARING	70,495	4	59,259	5
35	DEFERED WORKERS' PROFIT SHARING	13,781	1	0	0

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**9,623,481**	**1,899,152**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	7,932,497	4,330,480
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**17,555,978**	**6,229,632**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	837,088	-5,028,667
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**18,393,066**	**1,200,965**
6	CASH FLOW FROM EXTERNAL FINANCING	5,234,232	19,933,822
7	CASH FLOW FROM INTERNAL FINANCING	-952,538	-409,284
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**4,281,694**	**19,524,538**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-14,976,920**	**-29,174,682**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	7,697,840	-8,449,179
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,800,348	14,206,895
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	18,498,188	5,757,716

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**7,932,497**	**4,330,480**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	9,747,617	6,254,873
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	-1,815,120	-1,924,393
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
		0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**837,088**	**-5,028,667**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-388,223	-1,680,467
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-1,117,172	1,343,949
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	-7,552,523
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,342,483	2,860,374
6	**CASH FLOW FROM EXTERNAL FINANCING**	**5,234,232**	**19,933,822**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-2,067,265	1,338,904
24	LONG -TERM BANK AND STOCK MARKET FINANCING	6,819,087	18,594,918
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	482,410	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-952,538**	**-409,284**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-18,574	-6,761
31	(-) DIVIDENS PAID	-336,550	-293,132
32	+ PREMIUM ON SALE OF SHARES	-597,414	-109,391
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-14,976,920**	**-29,174,682**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,477,854	-1,818,903
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-5,656,047	-15,991,499
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-5,843,019	-11,364,280

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.43	%	4.51	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	25.36	%	4.71	%
3	NET INCOME TO TOTAL ASSETS (**)	6.69	%	1.70	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	16.9	%	75.63	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.54	times	0.48	times
7	NET SALES TO FEXID ASSETS (**)	1.18	times	0.98	times
8	INVENTORIES ROTATION (**)	3.95	times	4.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	25	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.12	%	6.35	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.44	%	59.81	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.41	times	1.49	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.73	%	51.11	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.78	%	68.04	%
15	OPERATING INCOME TO INTEREST PAID	3.55	times	3.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.93	times	0.81	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.68	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.98	times	0.59	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.40	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	63.82	%	22.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	29.98	%	14.78	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	1.43	%	-11.93	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.11	times	0.42	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	122.25	%	102.10	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-22.25	%	-2.10	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	37.77	%	54.81	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.06	$	0.16
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.06	$	0.16
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	4.25	$	3.71
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.23 times		1.09 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.37 times		34.94 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,585,183,578	33.50	20,417,286	21,974,207
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	333,086	350,130
TOTAL INVESTMENT IN SUBSIDIARIES				20,750,372	22,324,337
ASSOCIATEDS					
1 ORCA	INTERNET	459,124,621	45	459,125	423,919
2 TECHNOLOGY AND INTERNET, LLC	INTERNET	403	40.30	811,969	210,844
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	250	25	11,270	8,356
4 COMPUSA	COMMUNICATIONS	49	49	4,370,314	2,323,550
5 CONST Y SERV INT	SERVICES I	100	100	6	121
TOTAL INVESTMENT IN ASSOCIATEDS				5,652,684	2,966,790
OTHER PERMANENT INVESTMENTS					160,509
TOTAL					25,451,636

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN AMRO CITIBANK	30/11/2007	1.64	0	0	0	0	0	0	0	0	433,274	0	433,274	433,274	649917	0
CITIBANK	13/05/2005	2.23	0	0	0	0	0	0	0	0	84,688	0	2,185,440	0	0	119,959
CITIBANK SINDICADO	07/01/2005	2.25	0	0	0	0	0	0	0	0	1,322,191	0	5,867,906	0	1,551,662	1600000
BANCOMEXT	29/05/2006	2.21	0	0	0	0	0	327,816	0	0	0	0	0	0	0	0
BANCOMER(SWAP NETO)	10/02/2005	9.64	0	0	0	0	0	0	0	204,623	0	0	0	0	0	0
ARRENDAMIENTO BANAMEX	26/09/2007	5.54	0	0	0	0	0	0	950,000	0	0	0	0	0	0	0
BBV BANCOMER	13/02/2004	4.80	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INDUSTRIAL	22/10/2003	6.50	0	0	0	0	0	0	0	0	203,121	0	0	0	0	0
BANCO G&T CONTINENTAL	05/07/2004	6.50	0	0	0	0	0	0	0	0	205,138	0	0	0	0	0
BANCO DEL CAFÉ	07/11/2003	6.50	0	0	0	0	0	0	0	0	123,084	0	0	0	0	0
BANCO ITAU BBA	24/11/2003	22.40	0	0	0	0	0	0	0	0	334,438	89,516	0	0	0	0
UNIBANCO	10/11/2003	22.40	0	0	0	0	0	0	0	0	201,399	15,375	0	0	0	0
BONOS CITIVALORES	30/01/2010	14.71	0	0	0	0	0	0	0	0	0	0	0	0	0	756367
EKN	31/03/2008	2.76	0	0	0	0	0	0	0	0	529,007	529,007	0	0	0	4015964
NIB	15/06/2005	2.23	0	0	0	0	0	0	0	0	0	0	327816	0	0	0
EDC	15/04/2007	2.26	0	0	0	0	0	0	0	0	211,245	0	0	0	359,680	658,778
BANORTE	14/08/2004	5.73	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO	22/11/2004	1.89	0	0	0	0	0	0	0	0	0	0	1,092,720	0	0	0
IBM	01/01/2004	9.80	0	0	0	0	0	0	0	0	139	25	0	0	0	0
ASUNCION DEUDA ATL (ERICSSON	30/10/2005	3.25	0	0	0	0	0	0	0	0	0	0	2,305,639	0	0	0
INBURSA	01/05/2005	5.69	700	104,533	0	0	0	0	0	0	0	0	0	0	0	0
BANCO COMERCIAL	25/09/2006	12.00	0	0	0	0	0	0	0	0	11,295	0	7,504	10,224	0	0
INBURSA NETRO	20/05/2004	10.00	0	0	19,621	24,808	21,525	0	0	0	0	0	0	0	0	0
ALCATEL TECHIN	01/04/2004	3.25	0	0	0	0	0	0	0	0	0	31,689	0	0	0	0
NETRO CORPORATION	15/12/2003	5.36	0	0	0	0	0	0	0	0	22,212	0	0	0	0	0
CORFINSURA	08/09/2004	12.34	0	0	0	0	0	0	0	0	0	113455	0	0	0	0
BNDES A.B.C.(BRASIL)	15/08/2007	14.40	0	0	0	0	0	0	0	0	5,267	795,115	801,080	814,907	706,149	12,184
DEUDA CORPÓRATIVA TA´S(NOTA	08/04/2004	3.72	0	0	0	152,598	0	0	0	0	0	0	0	0	0	0
LICENCIAS DE BRASIL(NUEVAS)	12/11/2010	38.41	0	0	0	0	0	0	0	0	0	0	196012	196012	0	784059
OTROS	14/04/2008	2.63	0	0	0	0	0	0	0	0	7,990	89,475	24,019	36,410	36,410	299907
JP MORGAN	04/11/2003		0	0	0	0	0	0	0	0	349,780	0	0	0	0	0
JP MORGAN	21/10/2005		0	0	0	0	0	0	0	0	0	0	0	4,321,913	0	2,185,453
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	9.95	0	11251352	0	0	0	0	0	0	0	0	0	0	0	0
STOCK-EXCHANGE PAPER COMMERC	14/11/2003	4.83	1500000	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T A L BANKS																
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	14/10/2003		1498671	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK-EXCHANCE			1,498,671	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
R			16510856	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			21310229	11355885	19621	177406	21525	327816	950000	204623	4,044,268	1663657	13241410	5812740	3303818	10432671

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
NET BALANCE	**0**	**0**	**0**	**0**	**0**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,671,853**	**41,711,464**	**0**	**0**	**41,711,464**
LIABILITIES POSITION	**4,262,575**	**46,707,408**			**46,707,408**
SHOUT TERM	1,327,538	14,534,153	0	0	14,534,153
LONG TERM	2,935,037	32,173,255	0	0	32,173,255
NET BALANCE	**-1,590,722**	**-4,995,944**	**0**	**0**	**-4,995,944**

NOTES

TYPES OF CHANGE TO THE CLOSING OF THE TRIMESTER QERE THE FOLLOWING

CURRENCY ORIGIN	AMPUNT	
DOLAR (U.S.)	4,610,325	10.4808
EURO (C.E.E.)	23,874	11.9722

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	106,973,295	131,068,229	24,094,934	0.40	96,380
FEBRUARY	109,208,336	133,416,063	24,207,727	0.27	65,361
MARCH	110,943,489	134,809,430	23,865,941	0.63	150,355
APRIL	108,485,763	131,402,811	22,917,048	0.17	38,959
MAY	104,457,283	126,547,437	22,090,154	-0.33	-72,898
JUNE	97,715,697	125,191,164	27,475,467	0.08	21,980
JULY	100,838,231	127,673,239	26,835,008	0.14	37,569
AUGUST	102,478,376	131,632,150	29,153,774	0.29	84,546
SEPTEMBER	111,360,971	143,909,533	32,548,562	0.58	188,782
ACTUALIZATION:	0	0	0	0.00	12,523
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	1,002,518
OTHER	0	0	0	0.00	0
TOTAL					1,626,075

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

[illegible] DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM[illegible] SUBS[illegible]	[illegible] PRODUC[illegible]
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				4,551,077			
MONTHLY RENT				4,537,500			
TIME AIR				14,664,378			
LONG DISTANCE				4,010,403			
OTHERS				9,605,343			
TOTAL				37,368,701			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				2,661,349			
MONTHLY RENT				3,433,707			
TIME AIR				6,737,060			
LONG DISTANCE				1,098,347			
OTHERS				7,267,078			
TOTAL				21,197,541			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,667,945,999			3,667,945,999	940,583	
TOTAL			**3,667,945,999**	**0**	**0**	**3,667,945,999**	**940,583**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,667,945,999
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	077	11.17000	11.05000

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2003 AND 2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD	C.P. ARMANDO IBANEZ VAZQUEZ
GENERAL DIRECTOR	ADMINISTRATION DIRECTOR

MEXICO, D.F., AT OCTOBER 18 OF 2003.

Exhibit T - Fourth quarter 2003
Consolidated Report

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**152,384,486**	**100**	**117,765,782**	**100**
2	**CURRENT ASSETS**	**29,752,991**	**20**	**22,297,650**	**19**
3	CASH AND SHORT-TERM INVESTMENTS	10,261,869	7	11,091,557	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	11,431,543	8	5,683,425	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	647,804	0	1,448,561	1
6	INVENTORIES	5,229,256	3	3,127,493	3
7	OTHER CURRENT ASSETS	2,182,519	1	946,614	1
8	**LONG TERM**	**2,548,599**	**2**	**3,291,133**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,380,533	2	3,146,645	3
11	OTHER INVESTMENTS	168,066	0	144,488	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**71,161,642**	**47**	**63,000,061**	**53**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	109,714,266	72	86,902,658	74
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	44,109,760	29	28,924,008	25
17	CONSTRUCTION IN PROGRESS	5,557,136	4	5,021,411	4
18	**DEFERRED ASSETS (NET)**	**48,921,254**	**32**	**29,176,938**	**25**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**90,800,778**	**100**	**71,306,308**	**100**
21	**CURRENT LIABILITIES**	**40,935,526**	**45**	**26,490,426**	**37**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,710,546	14	12,046,785	17
24	STOCK MARKET LOANS	746,914	1	1,069,163	1
25	TAXES TO BE PAID	2,983,266	3	1,926,975	3
26	OTHER CURRENT LIABILITIES	24,494,800	27	11,447,503	16
27	**LONG-TERM LIABILITIES**	**46,143,042**	**51**	**39,878,413**	**56**
28	BANK LOANS	46,143,042	51	39,878,413	56
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**3,722,210**	**4**	**4,937,469**	**7**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**61,583,708**	**100**	**46,459,474**	**100**
34	**MINORITY INTEREST**	**46,002,211**	**75**	**34,758,119**	**75**
35	**MAJORITY INTEREST**	**15,581,497**	**25**	**11,701,355**	**25**
36	**CONTRIBUTED CAPITAL**	**4,670,303**	**8**	**4,696,935**	**10**
37	PAID-IN CAPITAL STOCK (NOMINAL)	933,246	2	959,156	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,335,182	5	3,335,904	7
39	PREMIUM ON SALES OF SHARES	401,875	1	401,875	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,911,194**	**18**	**7,004,420**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,641,560	7	5,024,407	11
43	REPURCHASE FUND OF SHARES	2,106,018	3	1,541,882	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	721,847	-1	-1,111,208	-2
45	NET INCOME FOR THE YEAR	4,885,463	8	1,549,339	3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,261,869**	**100**	**11,091,557**	**100**
46	CASH	2,708,303	26	9,556,973	86
47	SHORT-TERM INVESTMENTS	7,553,566	74	1,534,584	14
18	**DEFERRED ASSETS (NET)**	**48,921,254**	**100**	**29,176,938**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	10,234,707	21	6,393,729	22
50	DEFERRED TAXES	38686547	79	0	0
51	OTHERS	0	0	22,783,209	78
21	**CURRENT LIBILITIES**	**40,935,526**	**100**	**26,490,426**	**100**
52	FOREING CURRENCY LIABILITIES	10,643,709	29	10,185,906	38
53	MEXICAN PESOS LIABILITIES	30,291,817	74	16,304,520	62
24	**STOCK MARKET LOANS**	**746,914**	**100**	**1,069,163**	**100**
54	COMERCIAL PAPER	746,914	100	1,069,163	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**24,494,800**	**100**	**11,447,503**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	15,460	0	253,599	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	24,479,340	100	11,193,904	98
27	**LONG-TERM LIABILITIES**	**46,143,042**	**100**	**39,878,413**	**100**
59	FOREING CURRENCY LIABILITIES	34,891,690	76	29,218,670	73
60	MEXICAN PESOS LIABILITIES	11,251,352	24	10,659,743	27
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**3,722,210**	**100**	**4,937,469**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,592,801	97	2,087,054	42
67	OTHERS	129,409	3	2,850,415	58
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-721,847**	**100**	**-1,111,208**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-721,847	100	-1,111,208	100

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-11,185,535	-4,192,776
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	246	140
75	EMPLOYERS (*)	20,861	15,133
76	WORKERS (*)	3,834	3,199
77	CIRCULATION SHARES (*)	3,639,338,499	3,740,378,299
78	REPURCHASED SHARES (*)	295,737,577	194,697,777

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**85,940,972**	**0**	**59,748,348**	**0**
2	COST OF SALES	51,614,784	0	33,991,262	0
3	**GROSS INCOME**	**34,326,188**	**0**	**25,757,086**	**0**
4	OPERATING	16,472,926	0	12,645,879	0
5	**OPERATING INCOME**	**17,853,262**	**0**	**13,111,207**	**0**
6	TOTAL FINANCING COST	-1,854,700	0	1,180,901	0
7	**INCOME AFTER FINANCING COST**	**19,707,962**	**0**	**11,930,306**	**0**
8	OTHER FINANCIAL OPERATIONS	1,053,351	0	-286,007	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**18,654,611**	**0**	**12,216,313**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,482,819	0	3,417,990	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**15,171,792**	**0**	**8,798,323**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-129,582	0	-4,170,156	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**15,042,210**	**0**	**4,628,167**	**0**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**15,042,210**	**0**	**4,628,167**	**0**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**15,042,210**	**0**	**4,628,167**	**0**
19	NET INCOME OF MINORITY INTEREST	10,156,747	0	3,078,828	0
20	**NET INCOME OF MAJORITY INTEREST**	**4,885,463**	**0**	**1,549,339**	**0**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**85,940,972**	**100**	**59,748,348**	**100**
21	DOMESTIC	52,447,031	61	43,620,302	73
22	FOREIGN	33,493,941	39	16,128,046	27
23	TRANSLATED INTO DOLLARS (***)	2,980,948	3	1,605,831	3
6	**TOTAL FINANCING COST**	**-1,854,700**	**100**	**1,180,901**	**100**
24	INTEREST PAID	4,342,951	234	4,104,741	348
25	EXCHANGE LOSSES	1,100,211	59	1,866,693	158
26	INTEREST EARNED	2,587,830	140	1,462,555	124
27	EXCHANGE PROFITS	2,064,599	111	199,448	17
28	GAIN DUE TO MONETARY POSITION	-2,645,433	-143	-3,128,530	-265
8	**OTHER FINANCIAL OPERATIONS**	**1,053,351**	**100**	**-286,007**	**100**
29	OTHER NET EXPENSES (INCOME) NET	871,720	83	-285,869	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	181,631	17	-138	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,482,819**	**100**	**3,417,990**	**100**
32	INCOME TAX	3,197,326	92	3,604,737	105
33	DEFERED INCOME TAX	37,555	1	-389,072	-11
34	WORKERS' PROFIT SHARING	206,317	6	202,325	6
35	DEFERED WORKERS' PROFIT SHARING	41,621	1	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL Amount
36	TOTAL SALES	85,940,973	59,748,349
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	85,970,972	29,748,348
39	OPERATION INCOME (**)	17,853,262	13,111,207
40	NET INCOME OF MAYORITY INTEREST(**)	4,885,463	1,549,339
41	NET CONSOLIDATED INCOME (**)	15,042,210	4,626,167

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM OCTOBER 1st TO DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**26,420,100**	**100**	**16,922,314**	**100**
2	COST OF SALES	16,219,129	61	9,699,818	57
3	**GROSS INCOME**	**10,200,971**	**39**	**7,222,496**	**43**
4	OPERATING	5,332,862	20	3,450,360	20
5	**OPERATING INCOME**	**4,868,109**	**18**	**3,772,136**	**22**
6	TOTAL FINANCING COST	-1,118,474	-4	-1,358,089	-8
7	**INCOME AFTER FINANCING COST**	**5,986,583**	**23**	**5,130,225**	**30**
8	OTHER FINANCIAL OPERATIONS	637,893	2	-227,555	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**5,348,690**	**20**	**5,357,780**	**32**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	69,762	0	445,349	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**5,278,928**	**20**	**4,912,431**	**29**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-17,061	0	-2,214,398	-13
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,261,867**	**20**	**2,698,033**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**5,261,867**	**20**	**2,698,033**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,261,867**	**20**	**2,698,033**	**16**
19	NET INCOME OF MINORITY INTEREST	3,511,997	13	1,813,598	11
20	**NET INCOME OF MAJORITY INTEREST**	**1,749,870**	**7**	**884,435**	**5**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**26,420,100**	**100**	**16,922,314**	**100**
21	DOMESTIC	14,469,220	55	12,754,238	75
22	FOREIGN	11,950,880	45	4,168,076	25
23	TRANSLATED INTO DOLLARS (***)	1,064,192	4	431,924	3
6	**TOTAL FINANCING COST**	**-1,118,474**	**100**	**-1,358,089**	**0**
24	INTEREST PAID	687,306	61	1,166,298	0
25	EXCHANGE LOSSES	284,713	25	-279,251	0
26	INTEREST EARNED	622,569	56	496,847	0
27	EXCHANGE PROFITS	475,071	42	79,528	0
28	GAIN DUE TO MONETARY POSITION	-992,853	-89	-1,668,761	0
8	**OTHER FINANCIAL OPERATIONS**	**637,893**	**100**	**-227,555**	**100**
29	OTHER NET EXPENSES (INCOME) NET	452,003	71	-227,787	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	185,890	29	232	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**69,762**	**100**	**445,349**	**100**
32	INCOME TAX	821,250	1177	928,310	208
33	DEFERED INCOME TAX	-791,882	-1135	-503,882	-113
34	WORKERS' PROFIT SHARING	26,685	38	20,921	5
35	DEFERED WORKERS' PROFIT SHARING	13,709	20	0	0

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL Amount
1	**CONSOLIDATED NET INCOME**	**15,042,210**	**4,628,167**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	3,958,929	4,451,834
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**19,001,139**	**9,080,001**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	10,094,992	-229,611
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**29,096,131**	**8,850,390**
6	CASH FLOW FROM EXTERNAL FINANCING	6,630,293	24,468,139
7	CASH FLOW FROM INTERNAL FINANCING	-1,039,442	-502,447
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**5,590,851**	**23,965,692**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-35,516,670**	**-36,294,496**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-829,688	-3,478,414
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,091,557	14,569,971
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,261,869	11,091,557

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**3,958,929**	**4,451,834**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,140,501	8,624,161
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-10,181,572	-4,172,327
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**10,094,992**	**-229,611**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	2,892,931	-649,347
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-2,992,781	587,181
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	5,870,589	824,675
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	4,324,253	-992,120
6	**CASH FLOW FROM EXTERNAL FINANCING**	**6,630,293**	**24,468,139**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	365,664	4,834,354
24	LONG -TERM BANK AND STOCK MARKET FINANCING	6,264,629	19,633,785
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-1,039,442**	**-502,447**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-25,910	-8,415
31	(-) DIVIDENS PAID	-449,396	-387,312
32	+ PREMIUM ON SALE OF SHARES	-564,136	-106,720
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-35,516,670**	**-36,294,496**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-133,316	2,737,315
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-24,000,536	-25,595,332
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-11,382,818	-13,436,479

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	17.50	%	7.75	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.35	%	13.24	%
3	NET INCOME TO TOTAL ASSETS (**)	9.87	%	3.93	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	17.59	%	67.50	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.56	times	0.51	times
7	NET SALES TO FEXID ASSETS (**)	1.21	times	0.95	times
8	INVENTORIES ROTATION (**)	9.87	times	10.87	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	30	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.28	%	7.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.59	%	60.55	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.47	times	1.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.15	%	55.26	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.84	%	63.3	%
15	OPERATING INCOME TO INTEREST PAID	4.11	times	3.19	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.95	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.73	times	0.84	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.60	times	0.72	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.33	times	0.31	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	25.07	%	41.87	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	22.11	%	15.2	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	11.75	%	-0.38	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.7	times	2.16	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	118.59	%	102.10	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-18.59	%	-2.10	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.58	%	70.52	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.32	$	0.40
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.32	$	0.40
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	4.28	$	3.13
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		3.39 times		2.02 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		10.99 times		15.25 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,650,000,000	36.20	169,626,338	23,218,197
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	333,086	360,011
TOTAL INVESTMENT IN SUBSIDIARIES				169,959,424	23,578,208
ASSOCIATEDS					
1 ORCA	INTERNET	459,124,621	45	459,125	425,355
2 TECHNOLOGY AND INTERNET, LLC	INTERNET	403	40.30	811969.00	179,470
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	250	25	11270	8,601
4 COMPUSA	COMMUNICATIONS	380,000,000	29.69	1,767,000	1,767,000
5 CONST Y SERV INT	SERVICES I	100	100	6	107
TOTAL INVESTMENT IN ASSOCIATEDS				3,049,370	2,380,533
OTHER PERMANENT INVESTMENTS					168,066
TOTAL					26,126,807

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	National Entities: Current Year	National Entities: Until 1 Year	National Entities: Until 2 Years	National Entities: Until 3 Years	National Entities: Until 4 Years	National Entities: Until 5 Years	Foreign Entities: Current Year	Foreign Entities: Until 1 Year	Foreign Entities: Until 2 Years	Foreign Entities: Until 3 Years	Foreign Entities: Until 4 Years	Foreign Entities: Until 5 Years
BANKS																
FOREIGN TRADE																
ABN- AMRO CITIBANK	30/11/2007	1.43	0	0								445,519	445,519	445,519	445,519	
CITIBANK	13/05/2005	2.16	0	0								465,580	2,247,200	171,090	31,017	123,349
CITIBANK (SINDICADO)	07/01/2005	2.17	0	0								1,754,692	5,520,618		1,595,512	1,591,355
BANCOMEXT	29/05/2006	2.25	0	0				337,080								
BANCOMER (SWAP NETO)	10/02/2008	9.65	0	0						397,298						
ARRENDAMIENTO BANAMEX	26/09/2006	6.40	0	0			475,000	475,000								
BBVA	13/02/2004	6.40	1,617,980	0												
BANCO INDUSTRIAL	22/04/2004	6.50	0	0								207,565				
BANCO G&T CONTINENTAL	20/04/2004	6.50	0	0								209,626				
BANCO DEL CAFE	07/05/2004	6.50	0	0								125,776				
ITALTEL	07/12/2004	11.20	0	0								39,315				
HIGH YIELD	12/11/2004	11.25	0	0								413,474				
BONOS-CITIVALORES	30/01/2010	14.71	0	0												808,866
EKN	31/03/2008	2.76	0	0								1,087,928				3,821,649
NIB	15/06/2005	2.28	0	0									337,080			
EDC	15/01/2009	2.17	0	0								318,619			313,114	911,745
BANORTE	14/08/2004	7.09	448,857	0												
ABN-AMRO	22/11/2004	1.99	-	0								1,968,300				
IBM	01/01/2004	9.80	-	0								22				
ASUNCION DEUDA (ERICSSON)	30/10/2005	3.25	-	0									2,370,796			
INBURSA	26/02/2004	2.25	-	0		390,985	42,995	64,492								
BANCO COMERCIAL	25/09/2006	12.00	-	0								11,614	14,559	3,670		
INBURSA-NETRO	20/05/2004	10.00	-	0								67,817				
ALCATEL TECHINT	01/04/2004	3.25	-	0								32,584				
NETRO-COPRORATION	15/12/2004	5.36	-	0								41,134				
BNDES A, B Y C, (BRASIL)	15/10/2006	14.00	-	0								1,146,074	684,621	684,621	562,223	921
DEUDA CORP (NOTA TESS-CARSO	08/04/2004	3.72	-	0		156,911									0	
CONCESION LICENCIA (BCP)	27/09/2011	21.92	-	0									141,498	141,498	141,498	141,498
OTROS	08/08/2007	3.01	-	0								36,324	15,715	15,581	15,581	
BANK ONE	21/04/2004	1.70	-	0								561,800	280,900			
BANK OF AMERICA	17/06/2004	1.66	-	0								561,800				
ANATEL -LICENSE FEE (BSE)	31/08/2011	21.92	-	0										22,697	22,697	91,606
BANCO INBIRSA	16/01/2004	1.75	0	0		602,250										
JP MORGAN CHASE BANK	21/10/2005	1.25	0	0									1,123,605			
JP MORGAN CHASE BANK	19/12/2005	1.25	0	0									449,440			
JP MORGAN CHASE BANK	19/12/2005	1.25	0	-									286,719			
JP MORGAN CHASE BANK	27/03/2006	1.10	0	0										1,685,405		
JP MORGAN CHASE BANK	01/01/2006	0.80	0	0										1,123,625		
WACHOVIA SECURITIES INC	03/02/2006	0.70	0	0										898,880		
BANCO SAMTANDER HIPANOAMERIC	10/04/2008	1.10	0	0												1,123,609
BANCO SAMTANDER HIPANOAMERIC	24/09/2008	1.05	0	0												1,123,604
BANCO SAMTANDER HIPANOAMERIC	10/10/2008	0.80	0	0												1,123,606
ORGANISMS FINANCIERS			2,066,837	-	-	1,150,146	517,995	876,572	-	397,298	-	9,493,563	13,918,270	5,192,586	3,127,161	10,861,808
STOCK-EXCHANGE CERTIFICATES	26/01/2006	6.07		11,251,352												
TOTAL BANKS			2,066,837	11,251,352	0	1,150,146	517,995	876,572	0	397,298	0	9,493,563	13,918,270	5,192,586	3,127,161	10,861,808
LISTED IN STOCK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	19/01/2004	5.91	746,914	0												
TOTAL STOCK-EXCHANCE				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS			24,494,600	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
R				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
TOTAL			27,308,551	11,251,352	0	1,150,146	517,995	876,572	0	397,298	0	9,493,563	13,918,270	5,192,586	3,127,161	10,861,808

32

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,646,787**	**18,184,690**	**25**	**286**	**18,184,976**
LIABILITIES POSITION	**4,503,421**	**50,589,205**	**23**	**258**	**50,589,463**
SHOUT TERM	1,529,222	17,182,335	23	258	17,182,593
LONG TERM	2,974,199	33,406,870	0	0	33,406,870
NET BALANCE	-2,856,634	-32,404,515	2	28	-32,404,487

NOTES

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	106,985,999	131,156,571	24,170,573	0.40	96,682
FEBRUARY	109,221,660	133,509,273	24,287,612	0.27	65,577
MARCH	110,959,883	134,910,751	23,950,868	0.63	150,890
APRIL	108,498,479	131,507,098	23,008,619	0.17	39,115
MAY	104,466,230	126,655,675	22,189,445	-0.33	-73,225
JUNE	97,721,233	125,300,696	27,579,463	0.08	22,064
JULY	100,844,721	127,789,727	26,945,006	0.14	37,723
AUGUST	102,485,074	131,755,606	29,270,533	0.29	84,885
SEPTEMBER	111,369,312	144,046,460	32,677,147	0.59	192,795
ACTUALIZATION:	118,401,379	140,057,153	21,655,774	0.36	77,961
CAPITALIZATION:	116,363,999	143,089,661	26,725,662	0.83	221823
FOREIGN CORP:	85,145,307	143,013,808	57,868,501	0.42	243,048
OTHER	0	0	0	0.00	1,486,095
TOTAL					2,645,433

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC [illegible]	MAIN SUPPLIERS	FOREIGN [illegible]	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				7,020,975			
MONTHLY RENT				6,224,473			
TIME AIR				20,408,715			
LONG DISTANCE				5,618,660			
OTHERS				13,174,208			
TOTAL				52,447,031			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2003
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

PAGE 2

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				5,048,589			
MONTHLY RENT				5,414,871			
TIME AIR				10,282,597			
LONG DISTANCE				1,767,324			
OTHERS				10,980,560			
TOTAL				33,493,941			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,639,338,499			3,639,338,499	933,246	
TOTAL			3,639,338,499	0	0	3,639,338,499	933,246	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

3,639,338,499

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	677	3.85000	4.51000

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF DECEMBER OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD
GENERAL DIRECTOR

C.P. ARMANDO IBANEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT JANUARY 18 OF 2004.

Exhibit U - First quarter 2004
Consolidated Report

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**160,869,519**	**100**	**122,098,918**	**100**
2	**CURRENT ASSETS**	**35,154,785**	**22**	**20,199,041**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	15,410,558	10	9,549,610	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,552,976	5	5,153,852	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,807,841	2	1,828,525	1
6	INVENTORIES	5,026,626	3	2,908,089	2
7	OTHER CURRENT ASSETS	2,356,784	1	758,965	1
8	**LONG TERM**	**1,295,651**	**0**	**3,429,950**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,144,640	1	3,237,579	3
11	OTHER INVESTMENTS	151,011	0	192,371	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**73,383,479**	**46**	**64,654,930**	**53**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	107,386,990	67	90,708,589	74
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	43,251,173	27	29,605,412	24
17	CONSTRUCTION IN PROGRESS	9,247,662	6	3,551,753	3
18	**DEFERRED ASSETS (NET)**	**51,035,604**	**32**	**33,814,997**	**28**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**96,798,387**	**100**	**69,347,010**	**100**
21	**CURRENT LIABILITIES**	**35,749,425**	**37**	**20,959,442**	**30**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,145,874	10	9,008,967	13
24	STOCK MARKET LOANS	1,395,374	1	31,824	0
25	TAXES TO BE PAID	3,148,821	3	1,879,187	3
26	OTHER CURRENT LIABILITIES	21,059,356	22	10,039,464	14
27	**LONG-TERM LIABILITIES**	**52,469,375**	**54**	**43,516,587**	**63**
28	BANK LOANS	52,469,375	54	43,516,587	63
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**8,579,587**	**9**	**4,870,981**	**7**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**64,071,132**	**100**	**52,751,908**	**100**
34	**MINORITY INTEREST**	**47,461,282**	**74**	**39,076,734**	**74**
35	**MAJORITY INTEREST**	**16,609,850**	**26**	**13,675,174**	**26**
36	**CONTRIBUTED CAPITAL**	**4,737,742**	**7**	**4,762,276**	**9**
37	PAID-IN CAPITAL STOCK (NOMINAL)	925,671	1	951,596	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,410,173	5	3,402,499	6
39	PREMIUM ON SALES OF SHARES	401,898	1	408,181	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**11,872,108**	**19**	**8,912,898**	**17**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,214,446	16	6,661,763	13
43	REPURCHASE FUND OF SHARES	1,600,070	2	1,379,330	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-1,457,487	-2	-67,916	0
45	NET INCOME FOR THE YEAR	1,515,079	2	939,721	2

0 0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,410,558**	**100**	**9,549,610**	**100**
46	CASH	1,765,029	11	5,581,446	58
47	SHORT-TERM INVESTMENTS	13,645,529	89	3,968,164	42
18	**DEFERRED ASSETS (NET)**	**51,035,604**	**100**	**33,814,997**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	12,323,373	24	6,536,777	19
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	38,712,231	76	27,278,220	81
21	**CURRENT LIBILITIES**	**35,749,425**	**100**	**20,959,442**	**100**
52	FOREING CURRENCY LIABILITIES	8,136,132	23	7,184,942	34
53	MEXICAN PESOS LIABILITIES	27,613,293	77	13,774,500	66
24	**STOCK MARKET LOANS**	**1,395,374**	**100**	**31,824**	**100**
54	COMERCIAL PAPER	1,395,374	100	31,824	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**21,059,356**	**100**	**10,039,464**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	21,059,356	100	10,039,464	100
27	**LONG-TERM LIABILITIES**	**52,469,375**	**0**	**43,516,587**	**100**
59	FOREING CURRENCY LIABILITIES	26,006,672	50	31,737,179	73
60	MEXICAN PESOS LIABILITIES	26,462,703	50	11,779,408	27
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,579,587**	**100**	**4,870,981**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,615,598	42	2,072,404	43
67	OTHERS	4,963,989	58	2,798,577	57
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**11,445,815**	**100**	**-67,916**	**-100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,994,164	44	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	6,451,651	56	-67,916	-100

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-594,640	-760,401
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	267	164
75	EMPLOYERS (*)	20,933	15,340
76	WORKERS (*)	3,806	3,051
77	CIRCULATION SHARES (*)	3,609,797,999	3,710,891,599
78	REPURCHASED SHARES (*)	325,278,077	224,184,477

0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**27,917,338**	**100**	**17,920,800**	**100**
2	COST OF SALES	17,267,115	62	10,609,602	59
3	**GROSS INCOME**	**10,650,223**	**38**	**7,311,198**	**41**
4	OPERATING	5,320,475	19	3,399,681	19
5	**OPERATING INCOME**	**5,329,748**	**19**	**3,911,517**	**22**
6	TOTAL FINANCING COST	-589,764	-2	-170,832	-1
7	**INCOME AFTER FINANCING COST**	**5,919,512**	**21**	**4,082,349**	**23**
8	OTHER FINANCIAL OPERATIONS	361,119	1	157,128	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,558,393**	**20**	**3,925,221**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,289,352	5	890,156	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,269,041**	**15**	**3,035,065**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-21,894	0	-18,962	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,247,147**	**15**	**3,016,103**	**17**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,247,147**	**15**	**3,016,103**	**17**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,247,147**	**15**	**3,016,103**	**17**
19	NET INCOME OF MINORITY INTEREST	2,732,068	10	2,076,382	12
20	**NET INCOME OF MAJORITY INTEREST**	**1,515,079**	**5**	**939,721**	**5**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**27,917,338**	**100**	**17,920,800**	**100**
21	DOMESTIC	15,490,635	55	11,884,257	66
22	FOREIGN	12,426,703	45	6,036,543	34
23	TRANSLATED INTO DOLLARS (***)	1,114,102	4	529,936	3
6	**TOTAL FINANCING COST**	**-589,764**	**100**	**-170,832**	**100**
24	INTEREST PAID	1,201,960	204	1,180,872	691
25	EXCHANGE LOSSES	103,448	18	777,367	455
26	INTEREST EARNED	487,288	83	783,926	459
27	EXCHANGE PROFITS	267,445	45	186,582	109
28	GAIN DUE TO MONETARY POSITION	-1,140,439	-193	-1,158,563	-678
8	**OTHER FINANCIAL OPERATIONS**	**361,119**	**100**	**157,128**	**100**
29	OTHER NET EXPENSES (INCOME) NET	363,591	101	159,507	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-2,472	-1	-2,379	-2
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,289,352**	**100**	**890,156**	**100**
32	INCOME TAX	1,222,041	95	949,859	107
33	DEFERED INCOME TAX	8,508	1	-112,035	-13
34	WORKERS' PROFIT SHARING	58,803	5	52,332	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **1** YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	27,917,339	17,923,929
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	97,278,189	65,799,807
39	OPERATION INCOME (**)	19,550,004	14,583,042
40	NET INCOME OF MAYORITY INTEREST(**)	5,537,034	1,973,587
41	NET CONSOLIDATED INCOME (**)	16,507,912	6,103,873

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**27,917,338**	**100**	**17,920,800**	**100**
2	COST OF SALES	17,267,115	62	10,609,602	59
3	**GROSS INCOME**	**10,650,223**	**38**	**7,311,198**	**41**
4	OPERATING	5,320,475	19	3,399,681	19
5	**OPERATING INCOME**	**5,329,748**	**19**	**3,911,517**	**22**
6	TOTAL FINANCING COST	-589,764	-2	-170,832	-1
7	**INCOME AFTER FINANCING COST**	**5,919,512**	**21**	**4,082,349**	**23**
8	OTHER FINANCIAL OPERATIONS	361,119	1	157,128	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**5,558,393**	**20**	**3,925,221**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	1,289,352	5	890,156	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**4,269,041**	**15**	**3,035,065**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-21,894	0	-18,962	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,247,147**	**15**	**3,016,103**	**17**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**4,247,147**	**15**	**3,016,103**	**17**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,247,147**	**15**	**3,016,103**	**17**
19	NET INCOME OF MINORITY INTEREST	2,732,068	10	2,076,382	12
20	**NET INCOME OF MAJORITY INTEREST**	**1,515,079**	**5**	**939,721**	**5**

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**27,917,338**	**100**	**17,920,800**	**100**
21	DOMESTIC	15,490,635	55	11,884,257	66
22	FOREIGN	12,426,703	45	6,036,543	34
23	TRANSLATED INTO DOLLARS (***)	1,114,102	4	529,936	3
6	**TOTAL FINANCING COST**	**-589,764**	**100**	**-170,832**	**100**
24	INTEREST PAID	1,201,960	204	1,180,872	691
25	EXCHANGE LOSSES	103,448	18	777,367	455
26	INTEREST EARNED	487,288	83	783,926	459
27	EXCHANGE PROFITS	267,445	45	186,582	109
28	GAIN DUE TO MONETARY POSITION	-1,140,439	-193	-1,158,563	-678
8	**OTHER FINANCIAL OPERATIONS**	**361,119**	**100**	**157,128**	**100**
29	OTHER NET EXPENSES (INCOME) NET	363,591	101	159,507	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-2,472	-1	-2,379	-2
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**1,289,352**	**100**	**890,156**	**100**
32	INCOME TAX	1,222,041	95	949,859	107
33	DEFERED INCOME TAX	8,508	1	-112,035	-13
34	WORKERS' PROFIT SHARING	58,803	5	52,332	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,247,147**	**3,016,103**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,877,869	1,128,748
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,125,016**	**4,144,851**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,785,209	627,750
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**7,910,225**	**3,517,101**
6	CASH FLOW FROM EXTERNAL FINANCING	3,358,126	-1,265,601
7	CASH FLOW FROM INTERNAL FINANCING	-661,791	-290,066
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**2,696,335**	**-1,555,667**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-5,996,350**	**-3,676,799**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	4,610,210	-1,715,365
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,800,348	11,264,975
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,410,558	9,549,610

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**1,877,869**	**1,128,748**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,532,915	2,871,013
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-2,655,046	-1,742,265
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,785,209**	**-627,750**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	3,056,902	0
19	+(-) DECREASE (INCREASE) IN INVENTORIES	284,206	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	-2,342,142
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-1,555,899	1,714,392
6	**CASH FLOW FROM EXTERNAL FINANCING**	**3,358,126**	**-1,265,601**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-2,730,786	-4,280,237
24	LONG -TERM BANK AND STOCK MARKET FINANCING	5,606,502	3,014,636
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	482,410	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-661,791**	**-290,066**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-7,575	-7,879
31	(-) DIVIDENS PAID	-115,414	-95,525
32	+ PREMIUM ON SALE OF SHARES	-538,802	-186,662
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-5,996,350**	**-3,676,799**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,891,122	-545,069
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-1,963,094	-505,892
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-142,134	-2,625,838

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.21	%	16.83	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	33.34	%	14.43	%
3	NET INCOME TO TOTAL ASSETS (**)	10.26	%	5.00	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	26.85	%	38.41	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.60	imes	0.54	times
7	NET SALES TO FEXID ASSETS (**)	1.33	imes	1.02	times
8	INVENTORIES ROTATION (**)	3.3	imes	4.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	23	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.02	%	4.38	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.17	%	56.80	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.51	imes	1.31	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.27	%	56.13	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.50	%	67.31	%
15	OPERATING INCOME TO INTEREST PAID	4.43	imes	3.31	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.00	imes	0.95	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.98	imes	0.96	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.84	imes	0.82	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.36	imes	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	43.11	%	45.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.94	%	23.13	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	6.39	%	-3.50	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.58	imes	2.98	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	124.54	%	81.35	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-24.54	%	18.65	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	32.74	%	13.76	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.43	$ 0.24
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.43	$ 0.24
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.60	$ 3.69
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.90 times	1.79 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.79 times	26.45 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,769,728,388	37.58	18,965,611	26,332,598
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	333,086	404,693
TOTAL INVESTMENT IN SUBSIDIARIES				19,298,697	26,737,291
ASSOCIATEDS					
1 ORCA	INTERNET	459,124,621	45	459,125	432,062
2 TECHNOLOGY AND INTERNET, LLC	INTERNET	403	40.30	811,969	170,830
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	250	25	11,270	8,912
4 COMPUSA	COMMUNICATIONS	54,880,000	49	457,269	565,888
5 CONST Y SERV INT	SERVICES I	100	100	6	224
6 INTELSAT	DATA	98305	5.91	14,690	16,971
TOTAL INVESTMENT IN ASSOCIATEDS				1,754,329	1,194,887
OTHER PERMANENT INVESTMENTS					157,641
TOTAL					28,089,819

NOTES

MEXICAN STOCK EXCHANGE
ANNEX . 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits In Foreign Currency With National Entities Thousands Of $ — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $ — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS:																
FOREIGN TRADE																
ABN- AMRO CITIBANK	30/11/2007	1.42	0	0							272,481		272,481	544,962		
CITIBANK	27/08/2004	1.54	0	0							431,140	30,613	169,841	30,790	107,145	
CITIBANK (PRESTAMO SINDICADO	14/04/2008	7.05	0	0							1,232,517				1,598,577	
BANCOMEXT	29/05/2006	2.09	0	0			334,620									
BANCOMER (SWAP NETO)	23/03/2009	4.96	0	0					157,472	229,633						
ARRENDAMIENTO BANAMEX	26/09/2006	6.35	237,455	711,151												
BBVA	13/02/2004	4.80	1,646,887	0												
BANCO INDUSTRIAL	16/07/2004	6.50	0	0							204,422					
BANCO G&T CONTINENTAL	05/06/2004	6.50	0	0							206,454					
BANCO DEL CAFE	07/05/2004	6.50	0	0							123,872					
ITALTEL	07/12/2004	11.20	0	0							38,738					
SANTANDER	14/02/2005	2.64	0	0									250,229			
DEUTSCHE-BANK	29/09/2004	18.22	0	0							23,137					
BONOS-CITIVALORES	30/01/2010	10.08	0	0												832,960
EKN	13/05/2005	2.09	0	0							1,164,042		2,230,800		3,559,356	484,962
NIB	15/06/2006	2.09	0	0									334,620			
EDC	15/10/2009	2.18	-	0							318,636					1,193,532
ABN-AMRO	22/11/2004	1.71	0	0							1,951,950					
INBURSA	26/05/2006	5.75	0	0	3,907		85,362	21,341								
BANCO COMERCIAL	25/09/2004	12.00	0	0							24,539					
INBURSA-NETRO	20/05/2004	10.00	0	-							67,323					
ALCATEL ARGENTINA	01/04/2004	3.25	0	0							35,052		1,123			
NETRO-CORPORATION	15/07/2004	5.36	0	0							22,673					
BNDES A, B Y C, (BRASIL)	15/08/2007	13.40	0	0							1,103,968		1,169,344	584,672		
ANATEL -LICENSE FEE (BCP)	27/09/2008	19.66	0	0									60,561	60,561	60,561	
OTROS	08/04/2006	7.55	0	0							44,118		14,094			
BANK ONE	14/10/2005	2.15	0	0							278,850		278,850			
BANK OF AMERICA	17/06/2004	1.59	0	0							557,700					
ANATEL LICENCE FEE (BSE)	31/08/2008	19.66	0	0									46,395	46,395	46,395	
ANATEL LICENCE FEE (ATL)	08/08/2008	36.12	0	0									31,659	31,659	31,659	
BANCO INBURSA	19/04/2004	7.20	12,000	0												
BANCO INBURSA	01/04/2004	7.05	53,800	0												
BANCO INBURSA	01/04/2004	7.10	48,100	0												
BANCO INBURSA	04/04/2004	7.20	11,500	0												
JP MORGAN CHASE BANK	24/10/2005	2.24	0	0									1,115,405			
JP MORGAN CHASE BANK	19/12/2005	2.24	0	0									446,160			
JP MORGAN CHASE BANK	19/12/2005	2.24	0	0									284,627			
JP MORGAN CHASE BANK	27/03/2006	2.25	0	0									1,673,105			
JP MORGAN CHASE BANK	01/01/2006	2.23	0	0										1,115,425		
WACHOVIA SECURITIES INC	03/02/2006	2.21	0	0										892,320		
BANCO SANTANDER	10/04/2008	2.35	0	0												1,115,409
BANCO SANTANDER	24/10/2008	2.35	0	0												1,115,404
BANCO SANTANDER	10/10/2008	1.95	0	0												1,115,406
BANCO SANTANDER	27/02/2009	1.86	0	0												1,115,400
DRESDNER BANK AG	05/03/2009	1.67	0	0												1,115,400
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES				25,751,552												
TOTAL BANKS			2,009,742	28,462,703	3,907	0	419,982	21,341	157,472	229,633	8,101,612	30,613	8,379,294	3,306,784	5,403,693	8,088,473
LISTED IN STOCK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	19/04/2004	5.18	897,668													
STOCK-EXCHANGE PAPER COMMERC	26/04/2004	6.60	497,706	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK-EXCHANCE			1,395,374	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS			21,059,356	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			21,059,356													
			24,464,472	26,462,703	3,907	0	419,982	21,341	157,472	229,633	8,101,612	30,613	8,379,294	3,306,784	5,403,693	8,088,473

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	0	0	0	0	0
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	0	0	0	0	0
NET BALANCE	0	0	0	0	0
FOREING MONETARY POSITION					
TOTAL ASSETS	1,608,691	17,977,427	25	286	17,977,713
LIABILITIES POSITION	3,765,634	42,001,868	73	814	42,002,682
SHOUT TERM	1,606,425	17,911,639	73	814	17,912,453
LONG TERM	2,159,209	24,090,229	0	0	24,090,229
NET BALANCE	-2,156,943	-24,024,441	-48	-528	-24,024,969

NOTES

USED TYPES OF CANGE 11.15

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	90,693,798	128,040,286	37,346,488	0.62	231,548
FEBRUARY	90,909,737	126,908,254	35,998,517	0.59	212,391
MARCH	92,257,726	128,411,380	36,153,654	0.34	122,922
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	-
SEPTEMBER	0	0	0	0.00	-
ACTUALIZATION:	0	0	0	0.00	15,718
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	607,925
OTHER	0	0	0	0.00	0
TOTAL					1,190,505

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: **2004**
AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: **2004**
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				2,275,157			
MONTHLY RENT				1,707,427			
TIME AIR				6,434,505			
LONG DISTANCE				1,754,848			
OTHERS				3,998,735			
TOTAL				16,170,672			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: **2004**
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				2,127,040			
MONTHLY RENT				2,224,805			
TIME AIR				3,750,639			
LONG DISTANCE				774,645			
OTHERS				4,095,104			
TOTAL				12,972,233			

NOTES

STOCK EXCHANGE CODE: **AMTEL**

AMERICA TELECOM, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED

Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STO[illegible] (Thousands of Peso[illegible]	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIAB[illegible]
A-1		4	3,609,797,999			3,609,797,999	925,671	
TOTAL			**3,609,797,999**	**0**	**0**	**3,609,797,999**	**925,671**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

0

SHARES PROPORTION BY : 3,609,797,999

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	325,278,077	20.58000	22.58000

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF MARCH OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT APRIL 18 OF 2004.

Exhibit V - Second quarter 2004
Consolidated Report

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**169,089,321**	**100**	**130,740,010**	**0**
2	**CURRENT ASSETS**	**39,227,922**	**23**	**24,846,213**	**0**
3	CASH AND SHORT-TERM INVESTMENTS	15,842,504	9	13,300,138	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	9,085,710	5	5,341,688	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,326,856	3	2,127,591	0
6	INVENTORIES	7,108,183	4	3,450,342	0
7	OTHER CURRENT ASSETS	2,864,669	2	626,454	0
8	**LONG TERM**	**1,869,392**	**1**	**3,280,208**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,709,273	1	3,106,051	0
11	OTHER INVESTMENTS	160,119	0	174,157	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**78,098,584**	**46**	**66,462,862**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	114,037,274	67	94,736,827	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	46,158,801	27	32,950,089	0
17	CONSTRUCTION IN PROGRESS	10,220,111	6	4,676,124	0
18	**DEFERRED ASSETS (NET)**	**49,893,423**	**30**	**36,160,727**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**105,374,968**	**100**	**72,354,877**	**0**
21	**CURRENT LIABILITIES**	**38,471,293**	**37**	**24,134,885**	**0**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	5,729,274	5	7,442,231	0
24	STOCK MARKET LOANS	1,640,133	2	571,690	0
25	TAXES TO BE PAID	4,155,827	4	2,788,142	0
26	OTHER CURRENT LIABILITIES	26,946,059	26	13,332,822	0
27	**LONG-TERM LIABILITIES**	**57,938,377**	**55**	**43,241,575**	**0**
28	BANK LOANS	57,938,377	55	43,241,575	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**8,965,298**	**9**	**4,978,417**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**63,714,353**	**100**	**58,385,133**	**0**
34	**MINORITY INTEREST**	**47,489,997**	**75**	**42,815,439**	**0**
35	**MAJORITY INTEREST**	**16,224,356**	**25**	**15,569,694**	**0**
36	**CONTRIBUTED CAPITAL**	**4,724,553**	**7**	**4,761,566**	**0**
37	PAID-IN CAPITAL STOCK (NOMINAL)	911,463	1	947,653	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,411,215	5	3,405,097	0
39	PREMIUM ON SALES OF SHARES	401,875	1	408,816	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**11,499,803**	**18**	**10,808,128**	**0**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,977,309	11	6,053,596	0
43	REPURCHASE FUND OF SHARES	4,438,361	7	2,821,660	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-2,558,902	-4	-655,037	0
45	NET INCOME FOR THE YEAR	2,643,035	4	2,587,909	0

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,842,504**	**100**	**13,300,138**	**100**
46	CASH	2,788,058	18	1,022,967	8
47	SHORT-TERM INVESTMENTS	13,054,446	82	12,277,171	92
18	**DEFERRED ASSETS (NET)**	**49,893,423**	**100**	**36,150,727**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	12,294,106	25	6,850,795	19
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	37,599,317	75	29299932	81
21	**CURRENT LIBILITIES**	**38,471,293**	**100**	**24,134,885**	**100**
52	FOREING CURRENCY LIABILITIES	5,041,774	13	5,041,774	21
53	MEXICAN PESOS LIABILITIES	33,429,519	87	19,093,111	79
24	**STOCK MARKET LOANS**	**1,640,133**	**100**	**571,690**	**100**
54	COMERCIAL PAPER	1,640,133	100	571,690	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**26,946,059**	**100**	**13,332,822**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	26,946,059	100	13,332,822	100
27	**LONG-TERM LIABILITIES**	**57,938,377**	**100**	**43,241,575**	**100**
59	FOREING CURRENCY LIABILITIES	28,165,965	49	15,664,297	36
60	MEXICAN PESOS LIABILITIES	29,772,412	51	27,577,278	64
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,965,298**	**100**	**4,978,417**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,638,617	41	2,063,708	36
67	OTHERS	5,326,681	59	2,914,709	64
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-2,558,902**	**100**	**-655,037**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-2,558,902	100	-655,037	100

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	756,629	711,328
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	262	172
75	EMPLOYERS (*)	21,214	15,337
76	WORKERS (*)	3,965	2,962
77	CIRCULATION SHARES (*)	3,554,391,399	3,695,513,299
78	REPURCHASED SHARES (*)	380,684,677	239,562,777

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**58,488,867**	**100**	**38,485,014**	**100**
2	COST OF SALES	35,864,108	61	23,040,772	60
3	**GROSS INCOME**	**22,624,759**	**39**	**15,444,242**	**40**
4	OPERATING	11,148,424	19	7,183,676	19
5	**OPERATING INCOME**	**11,476,335**	**20**	**8,260,566**	**21**
6	TOTAL FINANCING COST	1,159,619	2	-1,513,604	-4
7	**INCOME AFTER FINANCING COST**	**10,316,716**	**18**	**9,774,170**	**25**
8	OTHER FINANCIAL OPERATIONS	137,993	0	177,701	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**10,178,723**	**17**	**9,596,469**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,637,639	5	1,565,420	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**7,541,084**	**13**	**8,031,049**	**21**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-35,907	0	-88,738	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**7,505,177**	**13**	**7,942,311**	**21**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,505,177**	**13**	**7,942,311**	**21**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**7,505,177**	**13**	**7,942,311**	**21**
19	NET INCOME OF MINORITY INTEREST	4,862,142	8	5,354,402	14
20	**NET INCOME OF MAJORITY INTEREST**	**2,643,035**	**5**	**2,587,909**	**7**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**58,488,867**	**100**	**38,485,014**	**100**
21	DOMESTIC	32,280,457	55	24,832,801	65
22	FOREIGN	26,208,410	45	13,652,213	35
23	TRANSLATED INTO DOLLARS (***)	2,296,646	4	1,230,721	3
6	**TOTAL FINANCING COST**	**1,159,619**	**100**	**-1,513,604**	**100**
24	INTEREST PAID	2,493,247	215	2,505,504	166
25	EXCHANGE LOSSES	1,547,851	133	494,724	33
26	INTEREST EARNED	1,122,414	97	1,369,997	91
27	EXCHANGE PROFITS	236,297	20	1,940,980	128
28	GAIN DUE TO MONETARY POSITION	-1,522,768	-131	-1,202,855	-79
8	**OTHER FINANCIAL OPERATIONS**	**137,993**	**100**	**177,701**	**100**
29	OTHER NET EXPENSES (INCOME) NET	141,934	103	181,753	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-3,941	-3	-4,052	-2
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,637,639**	**100**	**1,565,420**	**100**
32	INCOME TAX	2,457,475	93	1,493,786	95
33	DEFERED INCOME TAX	-5,744	0	-52,359	-3
34	WORKERS' PROFIT SHARING	115,898	4	109,758	7
35	DEFERED WORKERS' PROFIT SHARING	70,010	3	14,235	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	58,488,868	38,485,015
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	107,345,633	72,276,964
39	OPERATION INCOME (**)	21,366,104	15,422,738
40	NET INCOME OF MAYORITY INTEREST(**)	5,020,222	10,882,534
41	NET CONSOLIDATED INCOME (**)	14,850,264	3,572,141

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**30,554,779**	**100**	**20,303,269**	**100**
2	COST OF SALES	18,586,633	61	-12,276,684	60
3	**GROSS INCOME**	**11,968,146**	**39**	**8,026,585**	**40**
4	OPERATING	5,818,692	19	3,734,492	18
5	**OPERATING INCOME**	**6,149,454**	**20**	**4,292,093**	**21**
6	TOTAL FINANCING COST	1,749,737	6	-1,340,287	-7
7	**INCOME AFTER FINANCING COST**	**4,399,717**	**14**	**5,632,380**	**28**
8	OTHER FINANCIAL OPERATIONS	-217,278	-1	18,283	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**4,616,995**	**15**	**5,614,097**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	1,347,513	4	662,303	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**3,269,482**	**11**	**4,951,794**	**24**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-14,000	0	-69,500	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,255,482**	**11**	**4,882,294**	**24**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**3,255,482**	**11**	**4,882,294**	**24**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,255,482**	**11**	**4,882,294**	**24**
19	NET INCOME OF MINORITY INTEREST	2,128,435	7	3,247,790	16
20	**NET INCOME OF MAJORITY INTEREST**	**1,127,047**	**4**	**1,634,504**	**8**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**30,554,779**	**100**	**20,303,269**	**100**
21	DOMESTIC	16,780,528	55	12,775,498	63
22	FOREIGN	13,774,251	45	7,527,771	37
23	TRANSLATED INTO DOLLARS (***)	1,182,544	1	700,785	3
6	**TOTAL FINANCING COST**	**1,749,737**	**100**	**-1,340,287**	**100**
24	INTEREST PAID	1,290,567	74	1,307,437	98
25	EXCHANGE LOSSES	1,444,341	83	-293,962	-22
26	INTEREST EARNED	634,834	36	574,656	43
27	EXCHANGE PROFITS	-31,308	-2	1,751,682	131
28	GAIN DUE TO MONETARY POSITION	-381,645	-22	-27,424	-2
8	**OTHER FINANCIAL OPERATIONS**	**-217,278**	**100**	**18,283**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-215,810	-99	19,923	109
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-1,468	-1	-1,640	-9
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**1,347,513**	**100**	**662,303**	**100**
32	INCOME TAX	1,234,700	92	544,330	82
33	DEFERED INCOME TAX	-14,257	-1	61,309	9
34	WORKERS' PROFIT SHARING	57,060	4	56,664	9
35	DEFERED WORKERS' PROFIT SHARING	70,010	5	0	0

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL Amount
1	**CONSOLIDATED NET INCOME**	**7,505,177**	**7,942,311**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	7,029,725	5,991,009
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**14,534,902**	**13,933,320**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	20,729	-192,016
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**14,555,631**	**13,741,304**
6	CASH FLOW FROM EXTERNAL FINANCING	4,750,945	-2,610,314
7	CASH FLOW FROM INTERNAL FINANCING	-2,075,778	-547,609
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**2,675,167**	**-3,157,923**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-11,817,436**	**-8,555,560**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	5,413,362	2,027,821
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,429,142	11,272,317
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,842,504	13,300,138

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**7,029,725**	**5,991,009**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	8,727,511	6,501,929
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-1,697,786	-510,920
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**20,729**	**-192,016**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	2,532,167	434,361
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-1,794,215	-266,854
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-3,032,054	232,315
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,314,831	-591,838
6	**CASH FLOW FROM EXTERNAL FINANCING**	**4,750,945**	**-2,610,314**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-7,173,302	-5,316,250
24	LONG -TERM BANK AND STOCK MARKET FINANCING	11,043,203	2,705,936
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	881,044	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-2,075,778**	**-547,609**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	-21,783	-12,005
32	+ PREMIUM ON SALE OF SHARES	-343,275	-223,819
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-1710720	-311785
9	***CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES***	**-11,817,436**	**-8,555,560**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-2,210,398	2,158,523
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-10,488,444	-5,308,609
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	881,406	-5,405,474

STOCK EXCHANGE CODE: **AMTEL** QUARTER:2 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	12.83	%	20.64	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	30.94	%	69.90	%
3	NET INCOME TO TOTAL ASSETS (**)	8.78	%	2.73	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	20.29	%	15.14	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.55	times
7	NET SALES TO FEXID ASSETS (**)	1.37	times	1.09	times
8	INVENTORIES ROTATION (**)	22.00	times	6.75	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	22	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.15	%	5	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.32	%	55.34	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.65	times	1.24	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.51	%	28.62	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.19	%	65.06	%
15	OPERATING INCOME TO INTEREST PAID	4.60	times	3.30	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.02	times	1.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.02	times	1.03	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	0.89	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	41.18	%	55.11	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	24.85	%	36.20	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	0.04	%	-0.50	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.84	times	5.48	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	177.59	%	82.66	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-77.59	%	17.34	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	88.75	%	62.05	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.38	$ 0.91
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.38	$ 0.91
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.56	$ 4.21
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.86 times	2.41 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.09 times	10.73 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,778,958,288	38.23	25,895,092	25,225,211
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	387,675
TOTAL INVESTMENT IN SUBSIDIARIES				**26,294,267**	**25,612,886**
ASSOCIATEDS					
1 ORCA	INTERNET	459,124,621	45	459,125	464,993
2 TECHNOLOGY AND INTERNET, LLC	INTERNET	403	40.30	811,969	161,938
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	250	25	11,270	8,891
4 COMPUSA	COMMUNICATIONS	54,880,000	49	457,269	542,628
5 CONST Y SERV INT	SERVICES I	100	100	6	17,523
		100	100	513,300	513,300
TOTAL INVESTMENT IN ASSOCIATEDS				**2,252,939**	**1,709,273**
OTHER PERMANENT INVESTMENTS					**160,119**
TOTAL					**27,482,278**

NOTES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2004

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits In Foreign Currency With National Entities Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	1.78	-	-	-	-	-	-	-	-	278,769	-	278,769	418,150	-	-
CITIBANK	17/11/2008	1.48	-	-	-	-	-	-	-	-	99,482	-	130,322	25,201	-	-
BANCOMEXT	29/05/2006	2.57	-	-	-	-	342,348	-	-	-	-	-	-	-	-	-
BANCOMER SWAP (NETO)	23/03/2009	4.95	-	-	-	-	-	-	-	258,028	-	-	-	-	-	-
ARRENDAMIENTO BANAMEX	28/09/2006	7.50	237,500	712,500	-	-	-	-	-	-	-	-	-	-	-	-
BBVA	04/05/2006	1.77	-	-	34,189	-	-	-	-	3,423,480	-	-	-	-	-	-
JP MORGAN	28/12/2004	1.15	-	-	-	-	-	-	-	-	2,399,315	-	-	-	-	-
WESTLB, NY BRANCH	30/01/2008	9.50	-	-	-	-	-	-	-	-	-	-	-	-	422,229	171,174
LEASING DE OCCIDENTE	28/12/2004	12.07	-	-	-	-	-	-	-	-	4,564	-	-	-	-	-
LEASES (AVAYA)	01/07/2006	8.00	-	-	-	-	-	-	-	-	9,166	-	10,494	-	-	-
SANTANDER	14/02/2005	2.64	-	-	-	-	-	-	-	-	-	256,008	-	-	-	-
BONO - CITIVALORES	30/01/2010	13.27	-	-	-	-	-	-	-	-	-	-	-	-	-	472,577
EKN	30/03/2006	1.35	-	-	-	-	-	-	-	-	1,222,243	-	-	-	3,751,145	472,848
ING BANK	04/05/2008	1.77	-	-	-	-	-	-	-	-	-	-	-	-	-	570,580
EXPORT DEVELOP. CANADA	05/10/2009	2.23	-	-	-	-	-	-	-	-	325,994	-	-	-	-	1,117,365
ABN AMRO	29/06/2007	2.15	-	-	-	-	-	-	-	-	-	-	-	1,997,030	-	-
CAJA MADRID	08/06/2009	2.17	-	-	-	-	-	-	-	-	-	-	-	228,232	-	342,348
BNDES A. B. Y C (BRASIL)	12/08/2007	12.55	-	-	-	-	-	-	-	-	403,131	-	254,507	254,507	113,345	-
ANATEL - LICENCE FEE	27/09/2011	19.66	-	-	-	-	-	-	-	-	-	-	-	157,711	157,711	293,362
OTROS	31/07/2004	8.00	-	-	-	-	-	-	-	-	8,913	-	734	-	-	-
JP MORGAN CHASE BANK	21/10/2005	2.39	-	-	-	-	-	-	-	-	-	-	1,141,165	-	-	-
JP MORGAN CHASE BANK	19/12/2005	2.80	-	-	-	-	-	-	-	-	-	-	456,464	-	-	-
JP MORGAN CHASE BANK	19/12/2005	2.80	-	-	-	-	-	-	-	-	-	-	291,200	-	-	-
JP MORGAN CHASE BANK	27/03/2005	2.68	-	-	-	-	-	-	-	-	-	-	1,711,745	-	-	-
WACHOVIA SECURITIES, INC.	03/02/2006	2.64	-	-	-	-	-	-	-	-	-	-	912,928	-	-	-
JP MORGAN CHASE BANK	02/10/2006	1.91	-	-	-	-	-	-	-	-	-	-	-	1,141,186	-	-
BANCO SANTANDER HISPANO	10/04/2008	2.24	-	-	-	-	-	-	-	-	-	-	-	-	1,141,169	-
BANCO SANTANDER HISPANO	24/09/2008	2.60	-	-	-	-	-	-	-	-	-	-	-	-	-	1,141,164
BANCO SANTANDER HISPANO	10/10/2008	1.94	-	-	-	-	-	-	-	-	-	-	-	-	-	1,141,166
BANCO SANTANDER HISPANO	27/02/2009	1.95	-	-	-	-	-	-	-	-	-	-	-	-	-	1,141,160
DRESNER BANK, AG	05/03/2009	1.80	-	-	-	-	-	-	-	-	-	-	-	-	-	1,141,161
BANCO SANTANDER HISPANO	05/05/2009	1.80	-	-	-	-	-	-	-	-	-	-	-	-	-	570,590
BANCO SANTANDER HISPANO	15/06/2009	2.14														570,580
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	8.95	450,000	10,801,352	-	-	-	-	-	-	-	-	-	-	-	-
PAPER EMISSION COMMERCIAL	14/11/2003	4.83	-	18,258,560	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL BANKS			687,500	29,772,412	34,189	-	342,348	-	-	3,681,508	4,751,577	256,008	5,188,328	4,222,017	5,585,599	9,146,165
LISTED IN STOK MARKET																
GENERAL																
PAPER EMISSION COMMERCIAL	30/07/2204	6.80	198,904	-	-	-	-	-	-	-	-	-	-	-	-	-
PAPER EMISSION COMMERCIAL	02/08/2004	6.80	1,441,229	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL STOCK-EXCHANGE			1,640,133	-	-	-	-	-	-	-	-	-	-	-	-	-
SUPPLIERS																
OTHER LOANS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
R			28,948,059	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			29,273,692	29,772,412	34,189	-	342,348	-	-	3,681,508	4,751,577	256,008	5,188,328	4,222,017	5,585,599	9,146,165

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	1,516,033	17,019,439	3,022	34,497	17,053,936
LIABILITIES POSITION	3,725,998	42,518,970	0	0	42,518,970
SHOUT TERM	1,431,424	16,332,548	0	0	16,332,548
LONG TERM	2,294,574	26,186,422	0	0	26,186,422
NET BALANCE	-2,209,965	-25,499,531	3,022	34,497	-25,465,034

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	87,598,200	127,896,063	40,297,863	0.62	249,846
FEBRUARY	87,519,621	125,905,347	38,385,726	0.59	226,475
MARCH	89,885,975	128,850,321	38,964,346	0.34	132,478
APRIL	108,188,979	149,186,103	40,997,124	0.15	61,495
MAY	115,318,063	156,482,433	41,164,370	-0.26	-107,027
JUNE	116,095,211	159,098,648	43,003,437	0.21	90,307
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	-
SEPTEMBER	0	0	0	0.00	-
ACTUALIZATION:	0	0	0	0.00	-
CAPITALIZATION:	0	0	0	0.00	52087
FOREIGN CORP:	0	0	0	0.00	-
OTHER	0	0	0	0.00	817,107
TOTAL					1,522,768

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				4,605,399			
MONTHLY RENT				3,329,953			
TIME AIR				11,955,920			
LONG DISTANCE				3,534,534			
OTHERS				8,854,651			
TOTAL				32,280,457			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

PAGE 2

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				4,605,399			
MONTHLY RENT				3,329,953			
TIME AIR				11,955,920			
LONG DISTANCE				3,534,534			
OTHERS				2,782,604			
TOTAL				26,208,410			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,554,391,399			3,554,391,399	911,463	
TOTAL			3,554,391,399	0	0	3,554,391,399	911,463	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
0
SHARES PROPORTION BY : 3,554,391,399

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	380,684,677	18.95000	22.20000

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

Transactions foreing currency and conversión of financial startements of foreing operations
(Informatiòn related to the bulleetin B-15)

ANNEX 14

---

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT JULY 18 OF 2004.

Exhibit W - Third quarter 2004
Consolidated Report

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	181,362,869	100	145,306,928	100
2	**CURRENT ASSETS**	42,952,744	24	34,264,620	24
3	CASH AND SHORT-TERM INVESTMENTS	15,161,389	89	19,434,196	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	11,177,249	6	6,282,572	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,236,139	3	3,646,580	3
6	INVENTORIES	8,959,064	5	4,406,042	3
7	OTHER CURRENT ASSETS	2,418,903	1	495,230	0
8	**LONG TERM**	730,387	0	3,285,540	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	623,833	0	3,116,909	2
11	OTHER INVESTMENTS	106,554	0	168,631	0
12	**PROPERTY, PLANT AND EQUIPMENT**	83,818,611	46	66,815,084	46
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	125,457,300	69	93,156,227	64
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	51,344,386	28	34,286,694	24
17	CONSTRUCTION IN PROGRESS	9,705,697	5	7,945,551	5
18	**DEFERRED ASSETS (NET)**	53,861,127	30	40,941,684	28
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	113,858,770	100	84,918,465	100
21	**CURRENT LIABILITIES**	42,245,216	37	30,453,195	36
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	6,793,403	6	9,671,459	11
24	STOCK MARKET LOANS	2,768,049	2	1,574,503	2
25	TAXES TO BE PAID	4,328,200	4	1,860,926	2
26	OTHER CURRENT LIABILITIES	28,355,564	25	17,346,307	20
27	**LONG-TERM LIABILITIES**	61,958,699	54	47,960,406	56
28	BANK LOANS	61,958,699	54	47,960,406	56
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	9,654,855	8	6,504,864	8
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	67,504,099	100	60,388,463	100
34	**MINORITY INTEREST**	49,800,835	74	43,999,589	73
35	**MAJORITY INTEREST**	17,703,264	26	16,388,874	27
36	**CONTRIBUTED CAPITAL**	4,797,676	7	4,835,812	8
37	PAID-IN CAPITAL STOCK (NOMINAL)	903,680	1	940,583	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,478,577	5	3,479,800	6
39	PREMIUM ON SALES OF SHARES	415,419	1	415,429	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	12,905,588	19	11,553,062	19
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,614,309	14	8,386,519	14
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-1,832,683	-3	-74,877	0
45	NET INCOME FOR THE YEAR	5,123,962	8	3,241,420	5

0 0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,861,389**	**100**	**19,434,196**	**100**
46	CASH	3,651,162	24	31	0
47	SHORT-TERM INVESTMENTS	11,210,227	76	19,434,165	100
18	**DEFERRED ASSETS (NET)**	**53,861,127**	**100**	**40,941,684**	**0**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	14,929,831	28	7,664,462	19
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	38,931,296	72	33,277,222	81
21	**CURRENT LIBILITIES**	**42,245,216**	**100**	**30,453,195**	**100**
52	FOREING CURRENCY LIABILITIES	5,305,903	13	6,203,743	20
53	MEXICAN PESOS LIABILITIES	36,939,313	87	24,249,452	80
24	**STOCK MARKET LOANS**	**2,768,049**	**100**	**1,574,503**	**100**
54	COMERCIAL PAPER	2,768,049	100	1,574,503	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**28,355,564**	**100**	**17,346,307**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	256,232	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	28,355,564	100	17,090,075	99
27	**LONG-TERM LIABILITIES**	**61,958,699**	**100**	**47,960,406**	**100**
59	FOREING CURRENCY LIABILITIES	30,517,282	49	36,029,908	75
60	MEXICAN PESOS LIABILITIES	31,441,417	51	11,930,498	25
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,654,855**	**100**	**6,504,864**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,718,264	39	3,184,110	49
67	OTHERS	5,936,591	61	3,320,754	51
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-1,832,683**	**-100**	**-74,877**	**-100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-1,832,683	-100	-74,877	-100

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	707,528	3,811,425
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	474	175
75	EMPLOYERS (*)	23,928	16,546
76	WORKERS (*)	3,914	2,906
77	CIRCULATION SHARES (*)	3,524,039,159	3,667,945,999
78	REPURCHASED SHARES (*)	411,036,917	267,130,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**93,265,021**	**100**	**61,529,697**	**100**
2	COST OF SALES	56,613,380	61	36,590,255	59
3	**GROSS INCOME**	**36,651,641**	**39**	**24,939,442**	**41**
4	OPERATING	18,405,818	20	11,516,040	19
5	**OPERATING INCOME**	**18,245,823**	**20**	**13,423,402**	**22**
6	TOTAL FINANCING COST	-663,131	-1	-761,073	-1
7	**INCOME AFTER FINANCING COST**	**18,908,954**	**20**	**14,184,475**	**23**
8	OTHER FINANCIAL OPERATIONS	428,939	0	429,479	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**18,480,015**	**20**	**13,754,996**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,948,199	4	3,528,246	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**14,531,816**	**16**	**10,226,750**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-66,019	0	-116,318	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**14,465,797**	**16**	**10,110,432**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**14,465,797**	**16**	**10,110,432**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**14,465,797**	**16**	**10,110,432**	**16**
19	NET INCOME OF MINORITY INTEREST	9,341,835	10	6,869,012	11
20	**NET INCOME OF MAJORITY INTEREST**	**5,123,962**	**5**	**3,241,420**	**5**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**93,265,021**	**100**	**61,529,697**	**100**
21	DOMESTIC	50,407,526	54	39,259,559	64
22	FOREIGN	42,857,495	46	22,270,138	36
23	TRANSLATED INTO DOLLARS (***)	3,755,937	4	1,939,888	3
6	**TOTAL FINANCING COST**	**-663,131**	**100**	**-761,073**	**100**
24	INTEREST PAID	3,947,373	595	3,779,023	497
25	EXCHANGE LOSSES	490,158	74	843,021	111
26	INTEREST EARNED	1,844,608	278	2,031,589	267
27	EXCHANGE PROFITS	694,239	105	1,643,174	216
28	GAIN DUE TO MONETARY POSITION	-2,561,815	-386	-1,708,354	-224
8	**OTHER FINANCIAL OPERATIONS**	**428,939**	**100**	**429,479**	**100**
29	OTHER NET EXPENSES (INCOME) NET	517,567	121	433,882	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-88,628	-21	-4,403	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,948,199**	**100**	**3,528,246**	**100**
32	INCOME TAX	3,540,404	90	2,456,268	70
33	DEFERED INCOME TAX	40,707	1	857,430	24
34	WORKERS' PROFIT SHARING	175,234	4	185,694	5
35	DEFERED WORKERS' PROFIT SHARING	191,854	5	28,854	1

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	93,265,022	61,529,698
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	120,572,507	79,016,296
39	OPERATION INCOME (**)	127,112	17,321,343
40	NET INCOME OF MAYORITY INTEREST(**)	6,932,645	4,155,522
41	NET CONSOLIDATED INCOME (**)	19,904,497	9,716,618

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JULY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**34,355,034**	**100**	**22,387,363**	**100**
2	COST OF SALES	20,491,050	60	13,155,949	59
3	**GROSS INCOME**	**13,863,984**	**40**	**9,231,414**	**41**
4	OPERATING	7,177,125	21	4,209,668	19
5	**OPERATING INCOME**	**6,686,859**	**9**	**5,021,746**	**22**
6	TOTAL FINANCING COST	-1,831,100	-5	778,384	3
7	**INCOME AFTER FINANCING COST**	**8,517,959**	**25**	**4,243,362**	**19**
8	OTHER FINANCIAL OPERATIONS	289,952	1	248,745	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**8,228,007**	**24**	**3,994,617**	**18**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	1,291,569	0	1,936,090	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**6,936,438**	**20**	**2,058,527**	**9**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-29,855	0	-26,065	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**6,906,583**	**20**	**2,032,462**	**9**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**6,906,583**	**20**	**2,032,462**	**9**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**6,906,583**	**20**	**2,032,462**	**9**
19	NET INCOME OF MINORITY INTEREST	4,444,686	13	1,423,152	6
20	**NET INCOME OF MAJORITY INTEREST**	**2,461,897**	**7**	**609,310**	**3**

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**34,355,034**	**100**	**22,387,363**	**100**
21	DOMESTIC	17,894,650	52	14,002,616	63
22	FOREIGN	16,460,384	48	8,384,747	37
23	TRANSLATED INTO DOLLARS (***)	1,459,291	4	709,167	3
6	**TOTAL FINANCING COST**	**-1,831,100**	**100**	**778,384**	**100**
24	INTEREST PAID	1,436,175	78	1,230,725	158
25	EXCHANGE LOSSES	-1,068,838	-58	339,847	44
26	INTEREST EARNED	714,113	39	638,193	82
27	EXCHANGE PROFITS	456,241	25	-330,956	-43
28	GAIN DUE TO MONETARY POSITION	-1,028,083	-56	-484,951	-62
8	**OTHER FINANCIAL OPERATIONS**	**289,952**	**100**	**248,745**	**100**
29	OTHER NET EXPENSES (INCOME) NET	374,611	129	249,025	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-84,659	-29	-280	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**1,291,569**	**100**	**1,936,090**	**100**
32	INCOME TAX	1,065,235	82	936,865	48
33	DEFERED INCOME TAX	46,492	4	910,685	47
34	WORKERS' PROFIT SHARING	58,502	5	74,062	4
35	DEFERED WORKERS' PROFIT SHARING	121,340	9	14,478	1

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**14,465,797**	**10,110,432**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,503,328	8,333,881
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**19,969,125**	**18,444,313**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,968,829	879,447
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**21,937,954**	**19,323,760**
6	CASH FLOW FROM EXTERNAL FINANCING	10,052,351	5,499,086
7	CASH FLOW FROM INTERNAL FINANCING	-2,997,805	-1,000,734
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**7,054,546**	**4,498,352**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**24,438,805**	**-15,734,752**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	4,553,695	8,087,360
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,607,694	11,346,836
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,161,389	19,434,196

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**5,503,328**	**8,333,881**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	13,298,997	10,240,846
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	-7,795,669	- 1,906,965
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,968,829**	**879,447**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	573,926	-407,867
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-3,554,628	-1,173,699
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	4,949,531	2,461,013
6	**CASH FLOW FROM EXTERNAL FINANCING**	**10,052,351**	**5,499,086**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-6,204,249	-2,171,867
24	LONG -TERM BANK AND STOCK MARKET FINANCING	14,260,636	7,164,133
25	+ DIVIDEND RECEIVED	-	0
26	OTHER FINANCING	1,995,964	506,820
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-2,997,805**	**-1,000,734**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-29,566	-19,512
31	(-) DIVIDENS PAID	-562,812	-353,579
32	+ PREMIUM ON SALE OF SHARES	-2,405,427	-627,643
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-24,438,805**	**-15,734,752**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-4,562,015	-3,653,833
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-19,532,665	-5,942,243
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-344,125	-6,138,676

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: **2004**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.51	%	16.43	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	39.16	%	25.36	%
3	NET INCOME TO TOTAL ASSETS (**)	10.97	%	6.69	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	17.71	%	16.90	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.66	times	0.54	times
7	NET SALES TO FEXID ASSETS (**)	1.44	times	1.18	times
8	INVENTORIES ROTATION (**)	4.15	times	3.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	28	days	24	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.15	%	7.12	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.78	%	58.44	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	-1.69	times	1.41	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.46	%	49.73	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	73.92	%	71.78	%
15	OPERATING INCOME TO INTEREST PAID	4.62	times	3.55	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.06	times	0.93	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.02	times	1.13	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.80	times	0.98	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.38	times	0.40	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	35.89	%	63.82	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.41	%	29.98	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	2.11	%	1.43	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.56	times	5.11	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	142.49	%	122.25	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-42.49	%	-22.25	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.92	%	37.77	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.92	$ 1.06
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.92	$ 1.06
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.02	$ 4.47
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.90 times	0.23 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.81 times	11.37 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,917,672,088	39.76	21,339,272	29,244,273
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	439,060
TOTAL INVESTMENT IN SUBSIDIARIES				**21,738,447**	**29,683,333**
ASSOCIATEDS					
1 ORCA	INTERNET	459,124,621	45.00	459,125	437,096
2 TECHNOLOGY AND INTERNET, LLC	INTERNET	403	40.30	811,969	160,075
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	250	25	11,270	8,863
4 COMPUSA	COMMUNICATIONS	100	100	6	17,799
5 CONST Y SERV INT	SERVICES I	0	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,282,370**	**623,833**
OTHER PERMANENT INVESTMENTS					**106,554**
TOTAL					**30,413,720**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) — Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	1.78	0	0							278,750		278,750	418,107		
CITIBANK	08/09/2005	7.76	0	0							180,031		705,200	25,199		
BANCOMEXT	29/05/2006	2.84	0	0			342,318									
BANCOMER SWAP (NETO)	23/03/2009	4.96	0	0						257,925						
ARRENDAMIENTO BANAMEX	26/09/2006	7.50	237,500	712,500												
BBVA	04/05/2009	2.44	0	0	211,049					3,423,180						
JP MORGAN	31/12/2004	1.90	-	0							249,835					
BANCOLOMBIA	08/10/2004	7.76	0	0							131,806					
CORFINSURA	08/10/2004	7.76	0	0							117,642					
LEASES (AVAYA)	01/07/2006	8.00	0	0							9,349		8,087			
SANTANDER	08/10/2004	7.76	0	0							564,777	255,981				
BONO - CITIVALORES	30/01/2010	13.27	0	0												879,372
EKN	31/03/2008	3.84	0	0							1,222,138				3,182,738	453,128
ING BANK	04/05/2009	2.44	0	0												570,530
EXPORT DEVELOP. CANADA	15/10/2007	2.84	0	0							325,965			341,227	81,090	635,690
ABN AMRO.	29/06/2007	2.15	0	0								342,318		1,996,855		
CAJA MADRID	08/06/2009	2.17	-	0										228,212		342,318
BANCO INDUSTRIAL	28/02/2005	6.50	0	0								237,714				
FMO (A Y B)	15/02/2005	6.39	0	0								57,053				
LA TELECOM	01/08/2005	9.00	0	0							65,277	3,932				
ERICSSON	31/12/2004	7.04	0	-							78,959					
HEWELLET-PACKARD	15/01/2006	6.70	0	0								3,839	1,403			
FINARCA	31/05/2006	8.50	0	0								15,043	15,628	4,660		
BANPRO	28/11/2005	8.51	0	0								19,900	1,826			
UNIBANCO	03/11/2004	4.82	0	0							391,809					
BNDES A, B Y C (BRASIL)	15/10/2006	12.75	0	0							434,564		429,820	227,693	92,893	56,485
ANATEL LICENSE FEE (BRASIL)	27/09/2011	19.66	0	0									158,094	219,060	219,327	103,686
OTROS	31/12/2004	14.00	0	0							41,053	67,019	22,486	2,637	8,966	
JP MORGAN CHASE BANK	21/10/2005	2.39	0	0												
JP MORGAN CHASE BANK	19/12/2005	2.80	0	0												
JP MORGAN CHASE BANK	19/12/2005	2.80	0	0												
JP MORGAN CHASE BANK	27/03/2005	2.68	0	0												
WACHOVIA SECURITIES, INC.	03/02/2006	2.64	0	0												
JP MORGAN CHASE BANK	02/10/2006	1.91	0	0												
BANCO SANTANDER HISPANO	10/04/2008	2.24	0	0												
BANCO SANTANDER HISPANO	24/09/2008	2.60	0	0												
BANCO SANTANDER HISPANO	10/10/2008	1.94	0	0												
BANCO SANTANDER HISPANO	27/02/2009	1.95	0	0												
DRESNER BANK, AG	05/03/2009	1.80	0	0												
BANCO SANTANDER HISPANO	05/05/2009	1.80	0	0												
BANCO SANTANDER HISPANO	15/06/2009	2.14	0	0												
BANCO SANTANDER HISPANO	05/05/2009	1.80	0	0												
BANCO SANTANDER HISPANO	15/06/2009	2.14	0	0												
32 BANCO SANTANDER HISPANO	15/08/2009	2.14	0	0									4,513,108	1,141,085	2,282,133	6,846,366
ORGANISM'S FINANCIERS			237,500	712,500	211,049	-	342,318	-	-	3,681,105	4,092,055	1,002,799	6,134,402	4,604,735	5,867,147	9,887,575
CERTIFICADOS BURSATILES	18/10/2006	7.14	450,000	12,551,352												
BOND EMISSION	01/03/2014	5.50	0	18,177,565												
STOCK-EXCHANGE PAPER COMMERC	04/10/2004	7.54	800,000	0												
TOTAL BANKS			1,487,500	31,441,417	211,049	0	342,318	0	0	3,681,105	4,092,055	1,002,799	6,134,402	4,604,735	5,867,147	9,887,575
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	30/07/2004	6.80	0	0												
STOCK-EXCHANGE PAPER COMMERC	02/08/2004	6.80	2,768,049	0												
TOTAL STOCK-EXCHANCE				0	0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTHER LOANS			28,355,564	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
R				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			32,611,113	31,441,417	211,049	0	342,318	0	0	3,681,105	4,092,055	1,002,799	6,134,402	4,604,735	5,867,147	9,887,575

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	1,562,371	18,007,679	3141	35,843	18,043,522
LIABILITIES POSITION	3,167,220	36,317,539	0	0	36,317,539
SHOUT TERM	764,763	8,787,127	0	0	8,787,127
LONG TERM	2,402,457	27,530,412	0	0	27,530,412
NET BALANCE	-1,604,849	-18,309,860	3,141	35,843	-18,274,017

NOTES

USED TYPES OF CHANGE 11.41

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	92,924,454	133,154,367	40,229,913	0.62	249,425
FEBRUARY	92,713,179	130,941,700	38,228,521	0.6	229,371
MARCH	98,329,657	137,136,797	38,807,140	0.34	131,944
APRIL	121,459,323	162,299,240	40,839,917	0.15	61,260
MAY	124,672,595	165,660,857	40,988,262	-0.26	-106,569
JUNE	124,715,768	167,638,912	42,923,144	-0.16	68,677
JULY	125,786,938	172,429,378	46,642,440	0.26	121,270
AUGUST	130,790,193	177,588,748	46,798,555	0.62	290,151
SEPTEMBER	129,424,887	177,374,540	47,949,653	0.83	397,982
ACTUALIZATION:	0	0	0	0.00	-
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	1,118,304
OTHER	0	0	0	0.00	0
TOTAL					2,561,815

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2004
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				7,161,094			
MONTHLY RENT				5,191,492			
TIME AIR				18,464,804			
LONG DISTANCE				5,494,892			
OTHERS				14,095,244			
TOTAL				50,407,526			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2004
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				7,722,040			
MONTHLY RENT				7,408,889			
TIME AIR				13,192,698			
LONG DISTANCE				2,153,517			
OTHERS				12,380,351			
TOTAL				42,857,495			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER:3 YEAR: 2004

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,524,039,159			3,524,039,159	903,680	
TOTAL			3,524,039,159	0	0	3,524,039,159	903,680	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,524,039,159
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	411,036,917	17.10000	16.91000

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2004**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD **GENERAL DIRECTOR**	**C.P. ARMANDO IBAÑEZ VAZQUEZ** **ADMINISTRATION DIRECTOR**

MEXICO, D.F., AT OCTOBER 18 OF 2004.

Exhibit X - Fourth quarter 2004
Consolidated Report

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**201,619,607**	**100**	**160,293,247**	**100**
2	**CURRENT ASSETS**	**55,362,451**	**27**	**31,297,174**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	19,141,017	9	10,794,462	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	14,714,450	7	12,024,840	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,260,993	4	681,426	0
6	INVENTORIES	11,503,424	6	5,500,654	3
7	OTHER CURRENT ASSETS	2,742,567	1	2,295,792	1
8	**LONG TERM**	**652,070**	**0**	**2,680,872**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	547,453	0	2,504,082	2
11	OTHER INVESTMENTS	104,617	0	176,790	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**84,523,231**	**42**	**74,854,933**	**47**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	122,573,832	61	115,408,439	72
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	48,447,061	24	46,399,057	29
17	CONSTRUCTION IN PROGRESS	10,396,460	5	5,845,551	4
18	**DEFERRED ASSETS (NET)**	**61,081,855**	**30**	**51,460,268**	**32**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**137,197,256**	**100**	**95,513,341**	**100**
21	**CURRENT LIABILITIES**	**54,872,924**	**40**	**43,060,081**	**45**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	7,521,319	5	13,370,223	14
24	STOCK MARKET LOANS	3,978,553	3	785,678	1
25	TAXES TO BE PAID	5,388,178	4	3,138,098	3
26	OTHER CURRENT LIABILITIES	37,984,874	28	25,766,082	27
27	**LONG-TERM LIABILITIES**	**68,796,627**	**50**	**48,537,867**	**51**
28	BANK LOANS	68,796,627	50	48,537,867	51
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**13,527,705**	**10**	**3,915,393**	**4**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**64,422,351**	**100**	**64,779,906**	**100**
34	**MINORITY INTEREST**	**46,992,667**	**73**	**48,389,725**	**75**
35	**MAJORITY INTEREST**	**17,429,684**	**27**	**16,390,181**	**25**
36	**CONTRIBUTED CAPITAL**	**4,876,106**	**8**	**4,912,692**	**8**
37	PAID-IN CAPITAL STOCK (NOMINAL)	897,681	1	933,246	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,555,693	6	3,556,714	5
39	PREMIUM ON SALES OF SHARES	422,732	1	422,732	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**12,553,578**	**19**	**11,477,489**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,153,067	14	7,097,779	11
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-2,080,903	-3	-759,309	-1
45	NET INCOME FOR THE YEAR	5,481,414	9	5,139,019	8

0 0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**19,141,017**	**100**	**10,794,462**	**100**
46	CASH	2,427,559	13	2,848,865	26
47	SHORT-TERM INVESTMENTS	16,713,458	87	7,945,597	74
18	**DEFERRED ASSETS (NET)**	**61,081,855**	**100**	**51,460,268**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	15,106,467	25	10,765,889	21
50	DEFERRED TAXES	45,975,388	75	40694379	79
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**54,872,924**	**100**	**43,060,081**	**100**
52	FOREING CURRENCY LIABILITIES	7,170,434	13	11,196,117	26
53	MEXICAN PESOS LIABILITIES	47,702,490	87	31,863,964	74
24	**STOCK MARKET LOANS**	**3,978,553**	**100**	**785,678**	**100**
54	COMERCIAL PAPER	3,978,553	100	785,678	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**37,984,874**	**100**	**25,766,082**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	16,263	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	37,984,874	100	25,749,819	100
27	**LONG-TERM LIABILITIES**	**68,796,627**	**100**	**48,537,867**	**100**
59	FOREING CURRENCY LIABILITIES	43,246,556	63	36,702,569	76
60	MEXICAN PESOS LIABILITIES	25,550,071	37	11,835,298	24
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**13,527,705**	**100**	**3,915,393**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,276,905	46	3,779,268	97
67	OTHERS	7,250,800	54	136,125	3
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-2,080,903**	**100**	**-759,309**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-2,080,903	100	-759,309	100

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	489,527	-11,762,907
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	464	246
75	EMPLOYERS (*)	24,581	20,861
76	WORKERS (*)	4,077	3,834
77	CIRCULATION SHARES (*)	3,500,645,759	3,639,338,499
78	REPURCHASED SHARES (*)	434,430,317	295,737,577

0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**134,746,797**	**100**	**90,401,310**	**100**
2	COST OF SALES	84,011,058	62	54,293,593	60
3	**GROSS INCOME**	**50,735,739**	**38**	**36,107,717**	**40**
4	OPERATING	27,022,795	20	17,327,871	19
5	**OPERATING INCOME**	**23,712,944**	**18**	**18,779,846**	**21**
6	TOTAL FINANCING COST	-1,831,273	-1	-1,950,957	-2
7	**INCOME AFTER FINANCING COST**	**25,544,217**	**19**	**20,730,803**	**23**
8	OTHER FINANCIAL OPERATIONS	807,185	1	1,108,020	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**24,737,032**	**18**	**19,622,783**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,622,542	6	3,663,576	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**16,114,490**	**12**	**15,959,207**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-92,763	0	-136,307	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**16,021,727**	**12**	**15,822,900**	**18**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**16,021,727**	**12**	**15,822,900**	**18**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**16,021,727**	**12**	**15,822,900**	**18**
19	NET INCOME OF MINORITY INTEREST	10,540,313	8	10,683,881	12
20	**NET INCOME OF MAJORITY INTEREST**	**5,481,414**	**4**	**5,139,019**	**6**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**134,746,797**	**100**	**90,401,310**	**100**
21	DOMESTIC	70,660,911	52	55,169,033	61
22	FOREIGN	64,085,886	48	35,232,277	39
23	TRANSLATED INTO DOLLARS (***)	5,689,039	4	2,980,948	3
6	**TOTAL FINANCING COST**	**-1,831,273**	**100**	**-1,950,957**	**100**
24	INTEREST PAID	6,369,377	348	4,568,351	234
25	EXCHANGE LOSSES	1,037,790	57	1,157,312	59
26	INTEREST EARNED	2,399,344	131	2,722,138	140
27	EXCHANGE PROFITS	2,904,259	159	2,171,751	111
28	GAIN DUE TO MONETARY POSITION	-3,934,837	-215	-2,782,731	-143
8	**OTHER FINANCIAL OPERATIONS**	**807,185**	**100**	**1,108,020**	**100**
29	OTHER NET EXPENSES (INCOME) NET	912,771	113	916,963	893
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-105,586	-13	191,057	17
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**8,622,642**	**100**	**3,663,576**	**100**
32	INCOME TAX	5,062,573	59	3,363,267	92
33	DEFERED INCOME TAX	3,303,174	38	39,504	1
34	WORKERS' PROFIT SHARING	256,167	3	217,024	6
35	DEFERED WORKERS' PROFIT SHARING	628	0	43,781	1

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: **2004**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	134,746,798	90,401,311
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	134,746,797	90,401,310
39	OPERATION INCOME (**)	23,712,944	18,779,846
40	NET INCOME OF MAYORITY INTEREST(**)	5,481,414	5,139,019
41	NET CONSOLIDATED INCOME (**)	16,021,727	15,822,900

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**39,840,312**	**100**	**27,791,303**	**100**
2	COST OF SALES	26,401,283	66	17,060,903	61
3	**GROSS INCOME**	**13,439,029**	**34**	**10,730,400**	**39**
4	OPERATING	8,293,035	21	5,609,638	20
5	**OPERATING INCOME**	**5,145,994**	**13**	**5,120,762**	**18**
6	TOTAL FINANCING COST	-1,156,471	-3	-1,176,524	4-
7	**INCOME AFTER FINANCING COST**	**6,302,465**	**16**	**6,297,286**	**23**
8	OTHER FINANCIAL OPERATIONS	370,697	1	671,000	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**5,931,768**	**15**	**5,626,286**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	4,604,855	12	73,384	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**1,326,913**	**3**	**5,552,902**	**20**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-25,582	0	-17,946	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,301,331**	**3**	**5,534,956**	**20**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**1,301,331**	**3**	**5,534,956**	**20**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,301,331**	**3**	**5,534,956**	**20**
19	NET INCOME OF MINORITY INTEREST	1,034,061	3	3,694,268	13
20	**NET INCOME OF MAJORITY INTEREST**	**267,270**	**1**	**1,840,688**	**7**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**39,840,312**	**100**	**27,791,303**	**100**
21	DOMESTIC	19,366,213	49	15,220,172	55
22	FOREIGN	20,474,099	51	12,571,131	45
23	TRANSLATED INTO DOLLARS (***)	1,933,102	5	1,064,192	4
6	**TOTAL FINANCING COST**	**-1,156,471**	**100**	**-1,176,524**	**100**
24	INTEREST PAID	2,352,530	203	722,977	61
25	EXCHANGE LOSSES	539,005	47	299,489	25
26	INTEREST EARNED	522,271	45	654,880	56
27	EXCHANGE PROFITS	2,197,801	190	499,728	42
28	GAIN DUE TO MONETARY POSITION	-1,327,934	-115	-1,044,382	-89
8	**OTHER FINANCIAL OPERATIONS**	**370,697**	**100**	**671,000**	**100**
29	OTHER NET EXPENSES (INCOME) NET	386,095	104	475,462	71
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-15,398	-4	195,538	29
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**4,604,855**	**100**	**73,384**	**100**
32	INCOME TAX	1,459,858	32	863,873	1177
33	DEFERED INCOME TAX	3,261,751	71	-832,979	-1,135
34	WORKERS' PROFIT SHARING	77,849	2	28,069	38
35	DEFERED WORKERS' PROFIT SHARING	-194,603	-4	14,421	20

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**16,021,727**	**15,822,900**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	8,054,788	3,178,238
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**24,076,515**	**19,011,138**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-4,803,471	10,094,992
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**19,273,044**	**29,096,130**
6	CASH FLOW FROM EXTERNAL FINANCING	17,602,731	6,630,293
7	CASH FLOW FROM INTERNAL FINANCING	-4,081,776	-1,039,442
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**13,520,955**	**5,590,851**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-24,447,444**	**-35,516,824**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	8,346,555	-829,543
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,794,462	11,624,305
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	19,141,017	10,794,462

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2004
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**8,054,788**	**3,178,238**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,595,101	13,868,210
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-10,540,313	-10,689,972
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-4,803,441**	**10,094,992**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-2,689,610	2,892,931
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-6,002,740	-2,992,781
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-15,415,204	5,870,589
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	19,304,113	4,324,253
6	**CASH FLOW FROM EXTERNAL FINANCING**	**17,602,731**	**6,630,293**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-2,656,029	365,664
24	LONG -TERM BANK AND STOCK MARKET FINANCING	20,258,760	6,264,629
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-4,081,776**	**-1,039,442**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-36,585	-25,910
31	(-) DIVIDENS PAID	-974,318	-449,396
32	+ PREMIUM ON SALE OF SHARES	-3,070,873	-564,136
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-24,447,444**	**-35,516,824**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-5,805,450	-133,470
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-17,545,663	-24,000,536
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-1,096,331	-11,382,818

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.89	%	17.50	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.45	%	31.35	%
3	NET INCOME TO TOTAL ASSETS (**)	7.95	%	9.87	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	24.56	%	17.59	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.67	times	0.56	times
7	NET SALES TO FEXID ASSETS (**)	1.59	times	1.21	times
8	INVENTORIES ROTATION (**)	7.30	times	9.87	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34	days	42	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.93	%	7.28	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	68.05	%	59.59	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.13	times	1.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.75	%	50.15	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	81.39	%	64.84	%
15	OPERATING INCOME TO INTEREST PAID	3.72	times	4.11	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.98	times	0.95	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.01	times	0.73	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.80	times	0.60	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.40	times	0.33	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.88	%	25.07	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	17.87	%	21.02	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-3.56	%	11.17	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.03	times	6.37	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	130.19	%	118.59	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-30.19	%	-18.59	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	71.77	%	67.58	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.53	$ 1.35
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.53	$ 1.35
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.98	$ 4.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.83 times	3.22 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	20.86 times	10.75 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,940,000,000	40.27	21,848,380	30,591,781
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	452,390
TOTAL INVESTMENT IN SUBSIDIARIES				**22,247,555**	**31,044,171**
ASSOCIATEDS					
1 GRUPO TELVISTA, S.A. DE C.V.	DATA	459,124,621	45	459,125	362,382
2 TECHNOLOGY AND INTERNET, LLC	DATA	403	40.30	811,969	158,621
3 TECNOLOGY FUND I, LLC	DATA	250	25	11,270	8,937
4 CONST Y SERV INT	SERVICES	100	100	6	17,513
5		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,282,370**	**547,453**
OTHER PERMANENT INVESTMENTS					**104,617**
TOTAL					**31,696,241**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits In Foreign Currency With National Entities Thousands Of $ — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $ — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	1.78	0	0							278,750		278,750	418,107		
CITIBANK	08/09/2005	7.76	0	0							180,031		705,200	25,199		
BANCOMEXT	29/05/2006	2.84	0	0			342,318									
BANCOMER SWAP (NETO)	23/03/2009	4.96	0	0						257,925						
ARRENDAMIENTO BANAMEX	26/09/2006	7.50	86,585	712,500												
BBVA	04/05/2009	2.44	0	0	211,049					3,423,180						
JP MORGAN	31/12/2004	1.90	-	0							249,835					
BANCOLOMBIA	08/10/2004	7.76	0	0							131,906					
CORFINSURA	08/10/2004	7.76	0	0							117,642					
LEASES (AVAYA)	01/07/2006	8.00	0	0							9,349		8,087			
SANTANDER	08/10/2004	7.76	0	0							564,777	255,981				
BONO - CITIVALORES	30/01/2010	13.27	0	0												879,372
EKN	31/03/2008	3.84	0	0							1,222,138				3,182,738	453,128
ING BANK	04/05/2009	2.44	0	0												570,530
EXPORT DEVELOP. CANADA	15/10/2007	2.84	0	0							325,965			341,227	81,090	635,690
ABN AMRO	29/08/2007	2.15	0	0								342,318		1,996,855		
CAJA MADRID	08/06/2009	2.17	-	0										228,212		342,318
BANCO INDUSTRIAL	28/02/2005	6.50	0	0								237,714				
FMO (A Y B)	15/02/2005	6.39	0	0								57,053				
LA TELECOM	01/08/2005	9.00	0	0							65,277	3,932				
ERICSSON	31/12/2004	7.04	0	-							78,959					
HEWELLET-PACKARD	15/01/2006	6.70	0	0								3,839	1,403			
FINARCA	31/05/2006	8.50	0	0								15,043	15,628	4,660		
BANPRO	28/11/2005	8.51	0	0								19,900	1,826			
UNIBANCO	03/11/2004	4.82	0	0							391,809					
BNDES A, B Y C (BRASIL)	15/10/2006	12.75	0	0							434,564		429,820	227,693	92,893	56,485
ANATEL LICENSE FEE (BRASIL)	27/09/2011	19.66	0	0									158,094	219,060	219,327	103,686
OTROS	31/12/2004	14.00	0	0							41,053	67,019	22,486	2,637	8,966	
BANCO SANTANDER HISPANO	15/06/2009	2.14	0	0									4,513,108	1,141,085	2,282,133	6,846,366
INBURSA	12/01/2005	10.05	264,300	0												
JP MORGAN CHASE BANK	21/10/2005	3.33	0	0								1,128,485				
JP MORGAN CHASE BANK	19/12/2005	3.76	0	0								450,592				
JP MORGAN CHASE BANK	19/12/2008	3.76	0	0								287,454				
JP MORGAN CHASE BANK	27/03/2006	3.64	0	0									1,689,725			
WACHOVIA SECURITIES	03/02/2006	3.48	0	0									901,184			
JP MORGAN CHASE BANK	01/10/2006	2.82	0	0									1,126,505			
BANCO SANTANDER HISPANO	15/04/2008	3.17	0	0											1,126,490	
BANCO SANTANDER HISPANO	24/09/2008	3.58	0	0											1,126,484	
BANCO SANTANDER HISPANO	10/10/2008	2.86	0	0											1,126,486	
BANCO SANTANDER HISPANO	27/02/2009	3.04	0	0												1,126,480
DRESNER BANK	05/03/2009	2.98	0	0												1,126,480
BANCO SANTANDER HISPANO	05/05/2009	2.82	0	0												563,240
BANCO SANTANDER HISPANO	05/05/2009	2.82	0	0												563,240
WACHOVIA SECURITIES	01/09/2009	3.02	0	0												1,126,480
JP MORGAN CHASE BANK	24/09/2010	3.17	0	0												1,126,480
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	7.14	0	12,551,352	0	0	0	0	0	0	0	0	0	0	0	0
EMISSION COMMERCIALPAPER	01/03/2014	5.50	0	12,288,219	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			350,885	25,550,071	211,049	0	342,318	0	0	3,681,105	4,092,055	2,867,330	9,851,816	4,604,735	9,246,607	15,519,975
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	02/08/2004	6.80	3,978,553	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK-EXCHANCE			3,978,553	0	0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTHER LOANS			38,730,306	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			38,730,306													
			41,059,744	25,550,071	211,049	0	342,318	0	0	3,681,105	4,092,055	2,867,330	9,851,816	4,604,735	9,248,607	15,519,975

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2004
AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,228,909**	**13,843,412**	**0**	**0**	**13,843,412**
LIABILITIES POSITION	**2,839,969**	**31,991,688**	**0**	**0**	**31,991,688**
SHOUT TERM	1,116,364	12,575,620	0	0	12,575,620
LONG TERM	1,723,605	19,416,068	0	0	19,416,068
NET BALANCE	**-1,611,060**	**-18,148,276**	**0**	**0**	**-18,148,276**

NOTES
USED TYPES OF CHANGE T.C. 11.2648

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 CONSOLIDATED

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	92,924,454	133,255,523	40,331,069	0.62	250,053
FEBRUARY	92,713,179	131,039,856	38,326,677	0.59	226,127
MARCH	98,329,687	137,135,915	38,806,228	0.33	128,061
APRIL	121,459,323	162,298,357	40,839,034	0.15	61,259
MAY	124,672,652	165,659,975	40,987,323	-0.26	- 106,567
JUNE	127,711,318	170,633,580	42,922,262	0.16	68,676
JULY	132,453,240	179,884,293	47,431,053	0.26	123,321
AUGUST	137,679,642	182,649,980	44,970,338	0.61	274,319
SEPTEMBER	139,427,815	187,376,386	47,948,571	0.82	393,178
ACTUALIZATION:	112,126,913	177,338,069	65,211,156	-0.69	449,957
CAPITALIZATION:	118,465,521	185,320,820	66,855,299	0.85	568,270
FOREIGN CORP:	134,157,963	200,149,752	65,991,789	0.20	131,984
OTHER	0	0	0	0.00	1,116,058
TOTAL					3,684,696

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER:4 YEAR: 2004

AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				11,006,738			
MONTHLY RENT				7,233,247			
TIME AIR				25,275,594			
LONG DISTANCE				7,580,772			
OTHERS				19,564,560			
TOTAL				70,660,911			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

PAGE 2

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				13,018,902			
MONTHLY RENT				10,913,995			
TIME AIR				19,241,804			
LONG DISTANCE				3,201,962			
OTHERS				17,709,223			
TOTAL				**64,085,886**			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,500,645,759			3,500,645,759	897,681	
TOTAL			3,500,645,759	0	0	3,500,645,759	897,681	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,500,645,759
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	434,430,317	27.54000	31.92000

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **4** YEAR: **2004**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF DECEMBER OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD	**C.P. ARMANDO IBAÑEZ VAZQUEZ**
GENERAL DIRECTOR	**ADMINISTRATION DIRECTOR**

MEXICO, D.F., AT DECEMBER OF 2004.

Exhibit Y - First quarter 2005
Consolidated Report

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**194,211,649**	100	**167,931,694**	100
2	**CURRENT ASSETS**	**47,893,943**	25	**36,698,078**	22
3	CASH AND SHORT-TERM INVESTMENTS	15,534,632	8	16,087,081	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	13,235,351	7	8,928,451	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,731,557	3	3,975,006	2
6	INVENTORIES	8,547,552	4	5,247,294	3
7	OTHER CURRENT ASSETS	3,844,851	2	2,460,246	1
8	**LONG TERM**	**660,643**	0	**1,352,530**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	557,615	0	1,194,889	0
11	OTHER INVESTMENTS	103,028	0	157,641	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**87,046,109**	45	**76,605,015**	46
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	126,018,017	65	112,101,280	67
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	51,395,413	26	45,149,900	27
17	CONSTRUCTION IN PROGRESS	12,423,505	6	9,653,635	6
18	**DEFERRED ASSETS (NET)**	**58,610,954**	30	**53,276,071**	32
19	**OTHER ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**128,093,165**	100	**101,047,839**	100
21	**CURRENT LIABILITIES**	**49,831,202**	39	**37,318,826**	37
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	9,852,392	8	10,591,279	10
24	STOCK MARKET LOANS	3,380,079	3	1,456,630	1
25	TAXES TO BE PAID	5,316,597	4	3,287,055	3
26	OTHER CURRENT LIABILITIES	31,282,134	24	21,983,862	22
27	**LONG-TERM LIABILITIES**	**64,396,829**	50	**54,772,781**	54
28	BANK LOANS	64,396,829	50	54,772,781	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**13,865,134**	11	**8,956,232**	9
32	**OTHER LIABILITIES**	**0**	0	0	0
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**66,118,484**	100	**66,883,855**	100
34	**MINORITY INTEREST**	**47,604,739**	72	**49,544,833**	74
35	**MAJORITY INTEREST**	**18,513,745**	28	**17,339,022**	26
36	**CONTRIBUTED CAPITAL**	**4,913,509**	7	**4,945,728**	7
37	PAID-IN CAPITAL STOCK (NOMINAL)	896,660	1	925,671	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,590,785	5	3,600,516	5
39	PREMIUM ON SALES OF SHARES	426,064	1	419,541	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,600,236**	21	**12,393,294**	19
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,079,053	17	12,333,173	18
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	688,535	1	-1,521,470	-2
45	NET INCOME FOR THE YEAR	1,832,648	3	1,581,591	2

0 0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,534,632**	**100**	**16,087,081**	**100**
46	CASH	3,212,029	21	1,842,514	11
47	SHORT-TERM INVESTMENTS	12,322,603	79	14,244,567	89
18	**DEFERRED ASSETS (NET)**	**58,610,954**	**100**	**53,276,071**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	15,367,755	26	12,864,369	24
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	43243199	74	40411702	76
21	**CURRENT LIBILITIES**	**49,831,202**	**100**	**37,318,826**	**100**
52	FOREING CURRENCY LIABILITIES	6,677,392	13	8,493,310	23
53	MEXICAN PESOS LIABILITIES	43,153,810	87	28,825,516	72
24	**STOCK MARKET LOANS**	**3,380,079**	**100**	**1,456,630**	**100**
54	COMERCIAL PAPER	3,380,079	100	1,456,630	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**31,282,134**	**100**	**21,983,862**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	99,696	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	31,182,438	100	21,983,862	100
27	**LONG-TERM LIABILITIES**	**64,396,829**	**100**	**54,772,781**	**100**
59	FOREING CURRENCY LIABILITIES	50,323,977	78	27,148,365	50
60	MEXICAN PESOS LIABILITIES	14,072,852	22	27,624,416	50
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**13,865,134**	**100**	**8,956,232**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,665,713	48	3,774,323	42
67	OTHERS	7,199,421	52	5,181,909	58
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**688,535**	**100**	**-1,521,470**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	688,535	100	-1,521,470	100

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-1,937,259	-620,748
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	477	267
75	EMPLOYERS (*)	24,567	20,933
76	WORKERS (*)	5,166	3,806
77	CIRCULATION SHARES (*)	3,496,664,459	3,609,797,999
78	REPURCHASED SHARES (*)	438,411,617	325,278,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**38,784,713**	**100**	**29,142,910**	**100**
2	COST OF SALES	22,719,562	59	18,025,142	62
3	**GROSS INCOME**	**16,065,151**	**41**	**11,117,768**	**38**
4	OPERATING	8,051,023	21	5,554,043	19
5	**OPERATING INCOME**	**8,014,128**	**21**	**5,563,725**	**19**
6	TOTAL FINANCING COST	524,907	1	-411,571	-1
7	**INCOME AFTER FINANCING COST**	**7,489,221**	**19**	**5,975,296**	**21**
8	OTHER FINANCIAL OPERATIONS	25,172	0	172,890	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**7,464,049**	**19**	**5,802,406**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,917,792	8	1,345,953	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,546,257**	**12**	**4,456,453**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-30,364	0	-22,855	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,515,893**	**12**	**4,433,598**	**15**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,515,893**	**12**	**4,433,598**	**15**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,515,893**	**12**	**4,433,598**	**15**
19	NET INCOME OF MINORITY INTEREST	2,683,245	7	2,852,007	10
20	**NET INCOME OF MAJORITY INTEREST**	**1,832,648**	**5**	**1,581,591**	**5**

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**38,784,713**	**100**	**29,142,910**	**100**
21	DOMESTIC	19,793,059	51	16,170,675	55
22	FOREIGN	18,991,654	49	12,972,235	45
23	TRANSLATED INTO DOLLARS (***)	1,681,540	4	1,114,102	4
6	**TOTAL FINANCING COST**	**524,907**	**100**	**-411,571**	**100**
24	INTEREST PAID	2,166,783	413	1,411,170	343
25	EXCHANGE LOSSES	430,727	82	107,990	26
26	INTEREST EARNED	787,212	150	461,042	112
27	EXCHANGE PROFITS	307,555	59	279,185	68
28	GAIN DUE TO MONETARY POSITION	-977,836	-186	-1,190,504	-289
8	**OTHER FINANCIAL OPERATIONS**	**25,172**	**100**	**172,890**	**100**
29	OTHER NET EXPENSES (INCOME) NET	25,172	100	172,890	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,917,792**	**100**	**1,345,953**	**100**
32	INCOME TAX	2,395,619	82	1,275,688	95
33	DEFERED INCOME TAX	442,955	15	8,881	1
34	WORKERS' PROFIT SHARING	79,218	3	61,384	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
36	TOTAL SALES	38,784,714	29,142,911
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	145,439,490	101,548,702
39	OPERATION INCOME (**)	26,348,284	20,408,249
40	NET INCOME OF MAYORITY INTEREST(**)	5,775,221	5,780,110
41	NET CONSOLIDATED INCOME (**)	16,228,975	17,232,609

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**38,784,713**	**100**	**29,142,910**	**100**
2	COST OF SALES	22,719,562	59	18,025,142	62
3	**GROSS INCOME**	**16,065,151**	**41**	**11,117,768**	**38**
4	OPERATING	8,051,023	21	5,554,043	19
5	**OPERATING INCOME**	**8,014,128**	**21**	**5,563,725**	**19**
6	TOTAL FINANCING COST	524,907	1	-411,571	-1
7	**INCOME AFTER FINANCING COST**	**7,489,221**	**19**	**5,975,296**	**21**
8	OTHER FINANCIAL OPERATIONS	25,172	0	172,890	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**7,464,049**	**19**	**5,802,406**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	2,917,792	8	1,345,953	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**4,546,257**	**12**	**4,456,453**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-30,364	0	-22,855	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,515,893**	**12**	**4,433,598**	**15**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**4,515,893**	**12**	**4,433,598**	**15**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,515,893**	**12**	**4,433,598**	**15**
19	NET INCOME OF MINORITY INTEREST	2,683,245	7	2,852,007	10
20	**NET INCOME OF MAJORITY INTEREST**	**1,832,648**	**5**	**1,581,591**	**5**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**38,784,713**	**100**	**29,142,910**	**100**
21	DOMESTIC	19,793,059	51	16,170,675	55
22	FOREIGN	18,991,654	49	12,972,235	45
23	TRANSLATED INTO DOLLARS (***)	1,681,540	4	1,114,102	4
6	**TOTAL FINANCING COST**	**524,907**	**100**	**-411,571**	**100**
24	INTEREST PAID	2,166,783	413	1,411,170	343
25	EXCHANGE LOSSES	430,727	82	107,990	26
26	INTEREST EARNED	787,212	150	461,042	112
27	EXCHANGE PROFITS	307,555	59	279,185	68
28	GAIN DUE TO MONETARY POSITION	-977,836	-186	-1,190,504	-289
8	**OTHER FINANCIAL OPERATIONS**	**25,172**	**100**	**172,890**	**100**
29	OTHER NET EXPENSES (INCOME) NET	25,172	100	172,890	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**2,917,792**	**100**	**1,345,953**	**100**
32	INCOME TAX	2,395,619	82	1,275,688	95
33	DEFERED INCOME TAX	442,955	15	8,881	1
34	WORKERS' PROFIT SHARING	79,218	3	61,384	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
1	**CONSOLIDATED NET INCOME**	**4,515,893**	**4,433,598**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,856,400	1,960,309
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**7,372,293**	**6,393,907**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-11,502	1,863,582
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**7,360,791**	**8,257,489**
6	CASH FLOW FROM EXTERNAL FINANCING	-3,293,496	3,505,547
7	CASH FLOW FROM INTERNAL FINANCING	-319,885	-690,841
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-3,613,381**	**2,814,706**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-7,503,091**	**-6,259,586**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-3,755,681	4,812,609
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,290,313	11,274,472
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,534,632	16,087,081

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**2,856,400**	**1,960,309**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,666,520	4,731,911
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-1,810,120	-2,771,602
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-11,502**	**1,863,582**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,593,869	3,191,101
19	+(-) DECREASE (INCREASE) IN INVENTORIES	2,776,630	296,682
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	2,362,700	0
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-6,744,701	-1,624,201
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-3,293,496**	**3,505,547**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,642,902	-2,850,667
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-4,936,398	5,852,627
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	503,587
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-319,885**	**-690,841**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-1,021	-7,907
31	(-) DIVIDENS PAID	-213,741	-120,479
32	+ PREMIUM ON SALE OF SHARES	-105,123	-562,455
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-7,503,091**	**-6,259,586**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-2,223,426	-4,061,942
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-6,082,020	-2,049,272
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	802,355	-148,372

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: **2005**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.64	%	15.21	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.19	%	33.34	%
3	NET INCOME TO TOTAL ASSETS (**)	8.36	%	10.26	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.65	%	26.85	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.75	times	0.6	times
7	NET SALES TO FEXID ASSETS (**)	1.67	times	1.33	times
8	INVENTORIES ROTATION (**)	3.45	times	3.30	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	24	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.75	%	8.02	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.96	%	60.17	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.94	times	1.51	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.50	%	35.27	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	73.98	%	71.5	%
15	OPERATING INCOME TO INTEREST PAID	3.70	times	3.94	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.14	times	1.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.96	times	0.98	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.79	times	0.84	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.36	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.17	%	43.11	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	19.01	%	21.94	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-0.03	%	6.39	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.4	times	5.85	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	91.15	%	124.54	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	8.85	%	-24.54	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	81.06	%	32.74	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.62	$	1.43
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.62	$	1.43
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	5.29	$	4.80
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		5.91 times		4.90 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		19.31 times		15.79 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSH (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,940,000,000	40.40	21,848,380	31,725,037
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	471,178
TOTAL INVESTMENT IN SUBSIDIARIES				**22,247,555**	**32,196,215**
ASSOCIATEDS					
1 GRUPO TELVISTA, S.A. DE C.V.	DATA	459,124,621	45	459,125	371,724
2 TECHNOLOGY AND INTERNET, LLC	DATA	403	40.30	811,969	158,912
3 TECNOLOGY FUND I, LLC	DATA	250	25	11,270	8,994
4 CONST Y SERV INT	SERVICES	100	100	6	17,985
5					
TOTAL INVESTMENT IN ASSOCIATEDS				**1,282,370**	**557,615**
OTHER PERMANENT INVESTMENTS					**103,028**
TOTAL					**32,856,858**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	2.83	0	0							278,750		551,802			
CITIBANK	17/02/2006	10.46	0	0								740,714	20,825	273,063		
ARRENDAMIENTO HSBC	30/12/2008	9.49	0	1,767,000												
ARRENDAMIENTO BANAMEX	30/12/2008	9.49	475,000	2,004,500												
BBVA	19/08/2005	9.42	0	0	228,120											
LEASES (AVAYA)	01/07/2006	8.00	0	0							9,631		3,093			
SANTANDER	08/10/2004	9.11	-	0							610,457					
BONO - CITIVALORES	20/01/2010	13.41	0	0												2,138,625
CAJA MADRID	08/06/2009	3.15	0	0									225,884		338,826	
ABN MANK	15/12/2005	3.23	0	0							342,651					297,792
OTROS	31/12/2004	14.00	0	0									245,089			
JP MORGAN CHASE BANK	21/10/2005	3.93	0	0								1,129,425				
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0								451,768				
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0								288,204				
JP MORGAN CHASE BANK	27/03/2005	4.30	0	0								1,694,135				
WACHOVIA SECURITIES, INC.	03/02/2006	4.10	0	0								903,537				
JP MORGAN CHASE BANK	02/10/2006	3.36	-	0									1,129,446			
BANCO SANTANDER HISPANO	10/04/2008	3.76	0	0											1,129,429	
BANCO SANTANDER HISPANO	24/09/2008	4.14	0	0											1,129,424	
BANCO SANTANDER HISPANO	10/10/2008	3.41	0	0											1,129,426	
BANCO SANTANDER HISPANO	27/02/2009	3.55	0	-											1,129,420	
DRESNER BANK, AG	05/03/2009	3.37	0	0											1,129,420	
BANCO SANTANDER HISPANO	05/05/2009	3.39	0	0												564,710
BANCO SANTANDER HISPANO	15/08/2009	3.63	0	0												564,710
WACHOVIA SECURITIES, INC.	01/09/2009	3.54	0	0												1,129,420
JP MORGAN CHASE BANK	24/09/2010	3.72	0	0												1,129,420
BARCLAYS BANK	18/01/2011	3.33	0	0												1,129,420
DEUDA CORPÓRATIVA TA S(NOTA	08/04/2004	3.72	0	0	0		0	0	0	0	0	0	0	0	0	0
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	11.70	2,700,000	10,301,352												
BOND EMISSION	01/03/2015	6.38	0	0										3,388,260		31,545,573
T O T A L BANKS			3,175,000	14,072,852	228,120	0	0	0	0	0	1,241,489	5,207,783	2,176,139	3,662,223	5,885,945	38,499,670
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	01/04/2005	9.36	1,150,000	0												
STOCK-EXCHANGE PAPER COMMERC	04/05/2005	9.66	991,146	0												
STOCK-EXCHANGE PAPER COMMERC	04/05/2005	9.68	1,238,933	0												
TOTAL STOCK-EXCHANCE			3,380,079	0	0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTHER LOANS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
R.			31,282,134	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			37,837,213	14,072,852	228,120	-	-	-	-	-	1,241,489	5,207,783	2,176,139	3,662,223	5,985,945	38,499,670

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,508,394**	**28,330,305**	**47,686**	**460,618**	**28,790,923**
LIABILITIES POSITION	**2,203,342**	**24,884,992**	**0**	**0**	**24,884,992**
SHOUT TERM	863,281	9,750,075	0	0	9,750,075
LONG TERM	1,340,061	15,134,917	0	0	15,134,917
NET BALANCE	305,052	3,445,313	47,686	460,618	3,905,931

NOTES

USED TYPES OF CHANGE 11.2942

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	133,368,087	193,847,639	60,479,552	-	0
FEBRUARY	130,344,696	190,316,967	59,975,271	0.33	197,908
MARCH	150,518,442	209,415,498	58,897,056	0.38	151,598
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	-
SEPTEMBER	0	0	0	0.00	-
ACTUALIZATION:	0	0	0	0.00	9,565
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	-
OTHER	0	0	0	0.00	618,765
TOTAL					977,836

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				3,158,457			
MONTHLY RENT				2,079,567			
TIME AIR				6,915,331			
LONG DISTANCE				2,122,191			
OTHERS				5,517,513			
TOTAL				19,793,059			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 1 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				3,174,998			
MONTHLY RENT				3,476,258			
TIME AIR				6,497,233			
LONG DISTANCE				1,091,641			
OTHERS				4,751,524			
TOTAL				18,991,654			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,496,664,459			3,496,664,459	896,660	
TOTAL			3,496,664,459	0	0	3,496,664,459	896,660	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,496,664,459
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	438,411,617	28.41000	31.29000

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **1** YEAR: **2005**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF MARCH OF 2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD GENERAL DIRECTOR	C.P. ARMANDO IBAÑEZ VAZQUEZ ADMINISTRATION DIRECTOR

MEXICO, D.F., AT APRIL18 OF 2005.

Exhibit Z - Second quarter 2005
Consolidated Report

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**213,897,091**	**100**	**176,410,890**	**100**
2	**CURRENT ASSETS**	**59,394,229**	**28**	**40,926,492**	**23**
3	CASH AND SHORT-TERM INVESTMENTS	22,795,666	11	16,528,484	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	14,556,389	7	9,479,121	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,917,910	4	4,514,210	3
6	INVENTORIES	10,450,454	5	7,415,967	4
7	OTHER CURRENT ASSETS	3,673,810	2	2,988,710	2
8	**LONG TERM**	**753,531**	**0**	**1,950,337**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	655,548	0	1,783,285	0
11	OTHER INVESTMENTS	97,983	0	167,052	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**93,690,514**	**44**	**81,480,255**	**46**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	128,216,969	60	118,975,092	67
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	51,801,462	24	48,157,479	27
17	CONSTRUCTION IN PROGRESS	17,275,007	8	10,662,642	6
18	**DEFERRED ASSETS (NET)**	**60,058,817**	**28**	**52,053,806**	**30**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**145,982,552**	**100**	**109,937,705**	**100**
21	**CURRENT LIABILITIES**	**68,232,363**	**47**	**40,137,099**	**37**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	13,266,560	9	5,977,351	5
24	STOCK MARKET LOANS	1,594,718	1	1,711,150	2
25	TAXES TO BE PAID	6,021,460	4	4,335,774	4
26	OTHER CURRENT LIABILITIES	47,349,625	32	28,112,824	26
27	**LONG-TERM LIABILITIES**	**63,374,627**	**43**	**60,447,110**	**55**
28	BANK LOANS	63,374,627	0	60,447,110	55
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**14,375,562**	**10**	**9,353,496**	**9**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**67,914,539**	**100**	**66,473,185**	**100**
34	**MINORITY INTEREST**	**48,840,276**	**72**	**49,546,315**	**75**
35	**MAJORITY INTEREST**	**19,074,263**	**28**	**16,926,870**	**25**
36	**CONTRIBUTED CAPITAL**	**4,910,721**	**7**	**4,929,126**	**7**
37	PAID-IN CAPITAL STOCK (NOMINAL)	893,476	1	911,463	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,591,147	5	3,598,387	5
39	PREMIUM ON SALES OF SHARES	426,098	1	419,276	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,163,542**	**21**	**11,997,744**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,690,605	16	11,909,968	18
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-1,231,420	-2	-2,669,702	-4
45	NET INCOME FOR THE YEAR	4,704,357	7	2,757,478	4

0 0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**23,795,666**	**100**	**16,528,484**	**100**
46	CASH	2,612,093	11	2,908,781	18
47	SHORT-TERM INVESTMENTS	21,183,573	89	13,619,703	82
18	**DEFERRED ASSETS (NET)**	**60,058,817**	**100**	**52,053,806**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	15,315,053	26	12,826,442	25
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	44,743,764	74	39,227,364	75
21	**CURRENT LIBILITIES**	**68,232,363**	**100**	**40,137,099**	**100**
52	FOREING CURRENCY LIABILITIES	5,541,559	8	5,260,080	13
53	MEXICAN PESOS LIABILITIES	62,690,804	92	34,877,019	87
24	**STOCK MARKET LOANS**	**1,594,718**	**100**	**1,711,150**	**100**
54	COMERCIAL PAPER	1,594,718	100	1,711,150	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**47,349,625**	**100**	**28,112,824**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	47,349,625	100	28,112,824	100
27	**LONG-TERM LIABILITIES**	**63,374,627**	**100**	**60,447,110**	**100**
59	FOREING CURRENCY LIABILITIES	49,116,507	78	29,385,552	49
60	MEXICAN PESOS LIABILITIES	14,258,120	22	31,061,558	51
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**14,375,562**	**100**	**9,353,496**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,952,105	48	3,796,169	41
67	OTHERS	7,423,457	52	5,557,327	59
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-1,231,420**	**100**	**-2,669,702**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-1,231,420	100	-2,669,702	100

STOCK EXCHANGE CODE: **AMTEL**

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	-8,838,134	789,393
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	507	262
75	EMPLOYERS (*)	25,704	21,214
76	WORKERS (*)	4,437	3,965
77	CIRCULATION SHARES (*)	3,484,249,459	3,554,391,399
78	REPURCHASED SHARES (*)	450,826,617	380,684,677

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**81,390,872**	**100**	**61,021,437**	**100**
2	COST OF SALES	49,621,346	61	37,417,026	61
3	**GROSS INCOME**	**31,769,526**	**39**	**23,604,411**	**39**
4	OPERATING	16,933,738	21	11,631,151	19
5	**OPERATING INCOME**	**14,835,788**	**18**	**11,973,260**	**20**
6	TOTAL FINANCING COST	-2,281,716	-3	1,209,832	2
7	**INCOME AFTER FINANCING COST**	**17,117,504**	**21**	**10,763,428**	**18**
8	OTHER FINANCIAL OPERATIONS	-273,493	0	143,969	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**17,390,997**	**21**	**10,619,459**	**17**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,205,061	6	2,751,850	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**12,185,936**	**15**	**7,867,609**	**13**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-51,617	0	-37,460	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**12,134,319**	**15**	**7,830,149**	**13**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**12,134,319**	**15**	**7,830,149**	**13**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**12,134,319**	**15**	**7,830,149**	**13**
19	NET INCOME OF MINORITY INTEREST	7,429,962	9	5,072,671	8
20	**NET INCOME OF MAJORITY INTEREST**	**4,704,357**	**6**	**2,757,478**	**5**

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**81,390,872**	**100**	**61,021,437**	**100**
21	DOMESTIC	40,786,563	50	33,678,201	55
22	FOREIGN	40,604,309	50	27,343,236	45
23	TRANSLATED INTO DOLLARS (***)	3,744,818	5	2,296,646	4
6	**TOTAL FINANCING COST**	**-2,281,716**	**100**	**1,209,832**	**100**
24	INTEREST PAID	4,825,015	211	2,601,205	215
25	EXCHANGE LOSSES	439,591	19	1,614,873	133
26	INTEREST EARNED	1,531,983	67	1,171,015	97
27	EXCHANGE PROFITS	4,465,570	196	246,529	20
28	GAIN DUE TO MONETARY POSITION	-1,548,769	-68	-1,588,702	-131
8	**OTHER FINANCIAL OPERATIONS**	**-273,493**	**100**	**143,969**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-273,493	100	148,079	103
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	-4,110	-3
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,205,061**	**100**	**2,751,850**	**100**
32	INCOME TAX	4,330,884	86	2,563,883	93
33	DEFERED INCOME TAX	715,900	14	-5,991	0
34	WORKERS' PROFIT SHARING	158,277	3	120,917	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	73,041	3

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	81,390,873	61,021,438
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	146,241,389	111,993,702
39	OPERATION INCOME (**)	24,244,294	22,291,258
40	NET INCOME OF MAYORITY INTEREST(**)	7,206,421	5,237,598
41	NET CONSOLIDATED INCOME (**)	20,335,575	15,493,280

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**42,298,596**	**100**	**31,877,801**	**100**
2	COST OF SALES	26,721,618	63	19,391,434	61
3	**GROSS INCOME**	**15,576,978**	**37**	**12,486,367**	**39**
4	OPERATING	8,818,870	21	6,070,641	19
5	**OPERATING INCOME**	**6,758,108**	**16**	**6,415,726**	**20**
6	TOTAL FINANCING COST	-2,810,786	-7	1,825,500	6
7	**INCOME AFTER FINANCING COST**	**9,568,894**	**23**	**4,590,226**	**14**
8	OTHER FINANCIAL OPERATIONS	-298,865	-1	-226,685	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**9,867,759**	**23**	**4,816,911**	**15**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	2,264,131	5	1,405,860	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**7,603,628**	**18**	**3,411,051**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-21,012	0	-14,606	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**7,582,616**	**18**	**3,396,445**	**11**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**7,582,616**	**18**	**3,396,445**	**11**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**7,582,616**	**18**	**3,396,445**	**11**
19	NET INCOME OF MINORITY INTEREST	4,725,441	11	2,220,596	7
20	**NET INCOME OF MAJORITY INTEREST**	**2,857,175**	**7**	**1,175,849**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**42,298,596**	**100**	**32,177,801**	**100**
21	DOMESTIC	20,836,545	49	17,507,125	55
22	FOREIGN	21,462,051	51	14,670,676	45
23	TRANSLATED INTO DOLLARS (***)	2,063,278	5	1,182,544	4
6	**TOTAL FINANCING COST**	**-2,810,786**	**100**	**1,825,500**	**100**
24	INTEREST PAID	2,641,049	94	1,346,449	74
25	EXCHANGE LOSSES	5,448	0	1,506,881	83
26	INTEREST EARNED	738,528	26	662,322	36
27	EXCHANGE PROFITS	4,155,576	148	-32,662	-2
28	GAIN DUE TO MONETARY POSITION	-563,179	-20	-398,170	-22
8	**OTHER FINANCIAL OPERATIONS**	**-298,865**	**100**	**-226,685**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-298,865	100	-225,154	-99
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	-1,531	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**2,264,131**	**100**	**1,405,860**	**100**
32	INCOME TAX	1,916,268	85	1,288,162	92
33	DEFERED INCOME TAX	269,432	12	-14,874	-1
34	WORKERS' PROFIT SHARING	78,431	3	59,531	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	73,041	5

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**12,134,319**	**7,830,149**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	11,895,898	7,334,112
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**24,030,217**	**15,164,261**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	8,488,083	21,626
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**32,518,300**	**15,185,887**
6	CASH FLOW FROM EXTERNAL FINANCING	-2,700,476	4,956,661
7	CASH FLOW FROM INTERNAL FINANCING	-800,849	2,165,657
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-3,501,325**	**2,791,004**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-25,514,861**	**-12,329,130**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	3,502,114	5,647,761
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,293,552	10,880,723
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	22,795,666	16,528,484

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**11,895,898**	**7,334,112**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	9,723,496	9,105,412
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	2,172,402	-1,771,300
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**8,488,083**	**21,626**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	181,801	2,641,809
19	+(-) DECREASE (INCREASE) IN INVENTORIES	887,220	-1,871,904
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,136,288	-3,163,342
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,282,774	2,415,063
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-2,700,476**	**4,956,661**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	5,685,304	-7,483,906
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-8,385,780	11,521,374
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	919,193
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-800,849**	**-2,165,657**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-1,906	-22,726
31	(-) DIVIDENS PAID	-585,778	-358,137
32	+ PREMIUM ON SALE OF SHARES	-213,165	-1,784,794
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-25,514,861**	**-12,329,130**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-147,601	-2,306,108
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-21,758,490	-10,942,592
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-3,608,770	919,570

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	14.91	%	12.83	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	37.78	%	30.94	%
3	NET INCOME TO TOTAL ASSETS (**)	9.51	%	8.78	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.76	%	20.29	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.68	times	0.63	times
7	NET SALES TO FEXID ASSETS (**)	1.56	times	1.37	times
8	INVENTORIES ROTATION (**)	21	times	22.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	28	days	24	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.80	%	6.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	68.25	%	63.32	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.15	times	1.65	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.44	%	31.51	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.64	%	74.19	%
15	OPERATING INCOME TO INTEREST PAID	3.07	times	4.6	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.00	times	1.02	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.87	times	1.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.72	times	0.83	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.41	times	0.37	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	33.41	%	41.18	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	29.52	%	24.85	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	10.43	%	0.04	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.74	times	5.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	77.13	%	177.59	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	22.87	%	-77.59	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	85.28	%	88.75	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.05	$ 1.38
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 2.05	$ 1.38
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.47	$ 4.76
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	6.23 times	4.86 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.63 times	16.09 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,940,000,000	40.53	21,848,380	32,745,479
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	466,766
TOTAL INVESTMENT IN SUBSIDIARIES				**22,247,555**	**33,212,245**
ASSOCIATEDS					
1 GRUPO TEVISTA, S.A. DE C.V.	DATA	459,124,621	45	459,125	365,728
2 AMOV ECUADOR	DATA	100	100	0	48,127
3 AMOV PERU	DATA	100	100	0	241,459
4 CONST Y SERV INT	SERVICES	100	100	0	234
TOTAL INVESTMENT IN ASSOCIATEDS				**459,125**	**655,548**
OTHER PERMANENT INVESTMENTS					**97,983**
TOTAL					**33,965,776**

NOTES

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	2.83	0	0							1,140,287					225,215
CITIBANK	17/02/2006	10.46	0	0								96,089		239,452		
ARRENDAMIENTO HSBC	30/12/2008	9.49	0	1,767,000												
ARRENDAMIENTO BANAMEX	30/12/2008	9.49	475,000	185,266												
BBVA	19/08/2005	9.42	960,001	2,004,502												
LEASES (AVAYA)	01/07/2006	8.00	0	0							9,593		480			
SANTANDER	08/10/2004	9.11	-	0												
BONO - CITIVALORES	29/01/2010	13.41	0	0												
CAJA MADRID	08/06/2006	3.15	1,040,000	0												
ABN MANK	15/12/2005	3.23	0	0												2,022,480
OTROS	31/12/2004	14.00	0	0								7,059				
JP MORGAN CHASE BANK	21/10/2005	3.93	0	0		1,084,285										
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0		433,712										
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0		276,685										
JP MORGAN CHASE BANK	27/03/2005	4.30	0	0		1,626,425										
WACHOVIA SECURITIES, INC.	03/02/2006	4.10	0	0		867,424										
JP MORGAN CHASE BANK	02/10/2006	3.36	-	0												
BANCO SANTANDER HISPANO	10/04/2008	3.76	0	0											1,084,284	
BANCO SANTANDER HISPANO	24/09/2008	4.14	0	0											1,084,286	
BANCO SANTANDER HISPANO	10/10/2008	3.41	0	0											1,084,280	
BANCO SANTANDER HISPANO	27/02/2009	3.55	0	-											542,140	
DRESNER BANK, AG	05/03/2009	3.37	0	0											1,084,281	
BANCO SANTANDER HISPANO	05/05/2009	3.39	0	0											542,140	
BANCO SANTANDER HISPANO	15/06/2009	3.63	0	0												1,084,280
WACHOVIA SECURITIES, INC.	01/09/2009	3.54	0	0												1,084,280
JP MORGAN CHASE BANK	24/09/2010	3.72	0	0			1,084,301									
BARCLAYS BANK	18/01/2011	3.75	0	0											1,084,281	
JP MORGAN CHASE BANK	24/09/2010	4.10	0	0												1,084,280
JP MORGAN CHASE BANK	12/05/2010	3.79	0	0												1,084,280
BANCO SANTANDER HISPANO	10/05/2008	3.78	0	0										1,084,280		
JP MORGAN	04/11/2003		0	0	0	0	0	0	0	0		0	0	0	0	0
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	11.70	2,250,000	10,301,352												
BOND EMISSION	01/03/2015	6.38	0	0									3,252,840		5,399,744	24,964,903
STOCK-EXCHANGE PAPER COMMERC	03/02/2006	11.00	3,000,000	0												
T O T A L BANKS			7,725,001	14,258,120	0	4,288,531	1,084,301	0	0	0	1,149,880	103,148	3,253,320	1,323,732	11,905,436	31,549,718
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	01/04/2005	9.36	1,594,718	0												
TOTAL STOCK-EXCHANCE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTHER LOANS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER			47,349,625	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			56,669,344	14,258,120	0	4,288,531	1,084,301	0	0	0	1,149,880	103,148	3,253,320	1,323,732	11,905,436	31,549,718

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: **2005**
AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,054,328**	**33,282,432**	**290,505**	**3,426,497**	**36,708,929**
LIABILITIES POSITION	**2,591,482**	**28,170,505**	**0**	**0**	**28,170,505**
SHOUT TERM	1,008,790	9,750,075	0	0	9,750,075
LONG TERM	1,582,692	18,420,430	0	0	18,420,430
NET BALANCE	**462,846**	**5,111,927**	**290,505**	**3,426,497**	**8,538,424**

NOTES

USED TYPES OF CHANGE 10.840

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	155,850,741	220,456,890	64,606,149	0.15	96,909
FEBRUARY	150,820,460	210,850,497	60,030,037	0.11	66,033
MARCH	150,518,442	209,415,498	58,897,056	0.46	270,926
APRIL	140,520,130	220,150,160	79,630,030	0.32	254,816
MAY	150,120,460	200,230,520	50,110,060	-0.15	-75,165
JUNE	150,518,442	220,140,170	69,621,728	-0.1	-69,622
JULY	0	0	0	0.00	10,120
AUGUST	0	0	0	0.00	-
SEPTEMBER	0	0	0	0.00	-
ACTUALIZATION:	0	0	0	0.00	-
CAPITALIZATION:	0	0	0	0.00	994752
FOREIGN CORP:	0	0	0	0.00	-
OTHER	0	0	0	0.00	0
TOTAL					1,548,769

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				6,631,521			
MONTHLY RENT				4,283,739			
TIME AIR				14,174,177			
LONG DISTANCE				4,349,513			
OTHERS				11,347,613			
TOTAL				40,786,563			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				7,943,208			
MONTHLY RENT				7,394,980			
TIME AIR				12,392,581			
LONG DISTANCE				1,957,337			
OTHERS				10,916,203			
TOTAL				**40,604,309**			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,484,249,459			3,484,249,459	893,476	
TOTAL			3,484,249,459	0	0	3,484,249,459	893,476	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,484,249,459
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	450,826,617	32.15000	34.15000

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED
Final Printing

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2005**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT JULY 18 OF 2005.

Exhibit AA - Third quarter 2005
Consolidated Report

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**222,937,739**	**100**	**187,728,700**	**100**
2	**CURRENT ASSETS**	**51,392,789**	**23**	**44,460,384**	**24**
3	CASH AND SHORT-TERM INVESTMENTS	11,128,496	5	15,693,553	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	16,903,771	8	11,569,570	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,612,093	3	5,419,928	3
6	INVENTORIES	11,453,847	5	9,273,527	5
7	OTHER CURRENT ASSETS	4,294,582	2	2,503,806	1
8	**LONG TERM**	**464,939**	**0**	**756,024**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	365,631	0	645,730	0
11	OTHER INVESTMENTS	99,308	0	110,294	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**108,519,270**	**49**	**86,760,642**	**46**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	146,554,047	66	129,860,849	69
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	59,213,542	27	53,146,574	28
17	CONSTRUCTION IN PROGRESS	21,178,765	9	10,046,367	5
18	**DEFERRED ASSETS (NET)**	**62,560,741**	**28**	**55,751,650**	**30**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**150,663,420**	**100**	**117,855,207**	**100**
21	**CURRENT LIABILITIES**	**73,729,869**	**49**	**43,728,018**	**37**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	14,113,129	9	7,031,848	6
24	STOCK MARKET LOANS	3,337,022	2	2,865,208	2
25	TAXES TO BE PAID	7,276,573	5	4,480,119	4
26	OTHER CURRENT LIABILITIES	49,003,145	33	29,350,843	25
27	**LONG-TERM LIABILITIES**	**61,674,734**	**41**	**64,133,448**	**54**
28	BANK LOANS	61,674,734	41	64,133,448	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**15,258,817**	**10**	**9,993,741**	**8**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**72,274,319**	**100**	**69,873,493**	**100**
34	**MINORITY INTEREST**	**51,947,125**	**72**	**51,548,844**	**74**
35	**MAJORITY INTEREST**	**20,327,194**	**28**	**18,324,649**	**26**
36	**CONTRIBUTED CAPITAL**	**4,950,633**	**7**	**4,966,075**	**7**
37	PAID-IN CAPITAL STOCK (NOMINAL)	888,389	1	903,680	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,632,149	5	3,632,394	5
39	PREMIUM ON SALES OF SHARES	429,995	1	430,001	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,376,661**	**21**	**13,358,674**	**19**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,787,890	15	9,951,771	14
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-1,604,798	2	-1,897,010	-3
45	NET INCOME FOR THE YEAR	6,193,569	9	5,303,813	8

0 0

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,128,496**	**100**	**15,693,553**	**100**
46	CASH	2,080,804	19	3,779,317	24
47	SHORT-TERM INVESTMENTS	9,047,692	81	11,914,236	76
18	**DEFERRED ASSETS (NET)**	**62,560,741**	**100**	**55,751,650**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	15,546,714	25	15,453,867	28
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	47,014,027	75	40,297,783	72
21	**CURRENT LIBILITIES**	**73,729,869**	**100**	**43,728,018**	**100**
52	FOREING CURRENCY LIABILITIES	7,038,129	10	5,492,135	13
53	MEXICAN PESOS LIABILITIES	66,691,740	90	38,235,883	87
24	**STOCK MARKET LOANS**	**3,337,022**	**100**	**2,865,208**	**100**
54	COMERCIAL PAPER	3,337,022	100	2,865,208	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**49,003,145**	**100**	**29,350,843**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	49,003,145	100	29,350,843	100
27	**LONG-TERM LIABILITIES**	**61,674,734**	**100**	**64,133,448**	**100**
59	FOREING CURRENCY LIABILITIES	49,143,318	80	31,588,438	49
60	MEXICAN PESOS LIABILITIES	12,531,416	20	32,545,010	51
29	**STOCK MARKET LOANS**	**0**	**0**	**0**	**0**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**15,258,817**	**100**	**9,993,741**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,265,285	48	3,848,776	39
67	OTHERS	7,993,532	52	6,144,965	61
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-1,604,798**	**100**	**-1,897,010**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-1,604,798	100	-1,897,010	100

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-22,337,080	732,366
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	591	474
75	EMPLOYERS (*)	29,107	23,928
76	WORKERS (*)	4,403	3,914
77	CIRCULATION SHARES (*)	3,464,407,859	3,524,039,159
78	REPURCHASED SHARES (*)	470,668,217	411,036,917

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**127,715,743**	**100**	**96,538,621**	**100**
2	COST OF SALES	76,525,863	60	58,600,509	61
3	**GROSS INCOME**	**51,189,880**	**40**	**37,938,112**	**39**
4	OPERATING	26,712,252	21	19,051,861	20
5	**OPERATING INCOME**	**24,477,628**	**19**	**18,886,251**	**20**
6	TOTAL FINANCING COST	-556,218	0	-686,406	-1
7	**INCOME AFTER FINANCING COST**	**25,033,846**	**20**	**19,572,657**	**20**
8	OTHER FINANCIAL OPERATIONS	157,972	0	443,997	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**24,875,874**	**19**	**19,128,660**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,477,619	7	4,086,779	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**16,398,255**	**13**	**15,041,881**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-46,595	0	-68,336	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**16,351,660**	**13**	**14,973,545**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**16,351,660**	**13**	**14,973,545**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**16,351,660**	**13**	**14,973,545**	**16**
19	NET INCOME OF MINORITY INTEREST	10,158,091	8	9,669,732	10
20	**NET INCOME OF MAJORITY INTEREST**	**6,193,569**	**5**	**5,303,813**	**5**

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**127,715,743**	**100**	**96,538,621**	**100**
21	DOMESTIC	63,487,759	50	52,176,829	54
22	FOREIGN	64,227,984	50	44,361,792	46
23	TRANSLATED INTO DOLLARS (***)	5,949,570	5	3,755,937	4
6	**TOTAL FINANCING COST**	**-556,218**	**100**	**-686,406**	**100**
24	INTEREST PAID	7,528,808	1354	4,085,925	595
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	2,286,945	411	1,909,353	278
27	EXCHANGE PROFITS	3,578,038	643	211,245	31
28	GAIN DUE TO MONETARY POSITION	-2,220,043	-399	-2,651,733	-386
8	**OTHER FINANCIAL OPERATIONS**	**157,972**	**100**	**443,997**	**100**
29	OTHER NET EXPENSES (INCOME) NET	33,174	21	535,734	121
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	124,798	79	-91,737	-21
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**8,477,619**	**100**	**4,086,779**	**100**
32	INCOME TAX	7,130,267	84	3,664,672	90
33	DEFERED INCOME TAX	1,108,053	13	42,135	1
34	WORKERS' PROFIT SHARING	239,299	3	181,384	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	198,588	5

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **AMTEL**
QUARTER: 3 YEAR: **2005**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	127,715,744	96,538,622
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	168,488,039	124,804,600
39	OPERATION INCOME (**)	29,722,252	131,573
40	NET INCOME OF MAYORITY INTEREST(**)	6,465,450	7,175,980
41	NET CONSOLIDATED INCOME (**)	16,351,661	20,603,144

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JUIY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**45,584,214**	**100**	**35,560,894**	**100**
2	COST OF SALES	26,452,963	58	21,210,285	60
3	**GROSS INCOME**	**19,131,251**	**42**	**14,350,609**	**40**
4	OPERATING	9,614,349	21	7,429,042	21
5	**OPERATING INCOME**	**9,516,902**	**21**	**6,921,567**	**19**
6	TOTAL FINANCING COST	1,822,761	4	-1,895,370	-5
7	**INCOME AFTER FINANCING COST**	**7,694,141**	**17**	**8,816,937**	**25**
8	OTHER FINANCIAL OPERATIONS	367,523	1	300,129	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**7,326,618**	**16**	**8,516,808**	**24**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	3,225,192	7	1,336,902	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**4,101,426**	**9**	**7,179,906**	**20**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	5,492	0	-30,901	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,106,918**	**9**	**7,149,005**	**20**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**4,106,918**	**9**	**7,149,005**	**20**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,106,918**	**9**	**7,149,005**	**20**
19	NET INCOME OF MINORITY INTEREST	2,660,516	6	4,600,696	13
20	**NET INCOME OF MAJORITY INTEREST**	**1,446,402**	**3**	**2,548,309**	**7**

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**45,584,214**	**100**	**35,560,894**	**100**
21	DOMESTIC	22,330,038	49	18,522,751	52
22	FOREIGN	23,254,176	51	17,038,143	48
23	TRANSLATED INTO DOLLARS (***)	2,204,752	5	1,459,291	4
6	**TOTAL FINANCING COST**	**1,822,761**	**100**	**-1,895,370**	**100**
24	INTEREST PAID	2,659,885	146	1,486,584	78
25	EXCHANGE LOSSES	554,441	30	0	0
26	INTEREST EARNED	734,385	40	739,178	39
27	EXCHANGE PROFITS	0	0	1,578,609	83
28	GAIN DUE TO MONETARY POSITION	-657,180	-36	-1,064,167	-56
8	**OTHER FINANCIAL OPERATIONS**	**319,223**	**100**	**300,129**	**100**
29	OTHER NET EXPENSES (INCOME) NET	319,223	87	387,759	129
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	48,300	13	-87,630	-29
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**3,225,192**	**100**	**1,336,902**	**100**
32	INCOME TAX	2,759,972	86	1,102,624	82
33	DEFERED INCOME TAX	385,638	12	48,124	4
34	WORKERS' PROFIT SHARING	79,582	2	60,555	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	125,599	9

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: **2005**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**16,351,660**	**14,973,545**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	18,273,525	5,696,497
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**34,625,185**	**20,670,042**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,734,740	2,037,935
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**38,359,925**	**22,707,977**
6	CASH FLOW FROM EXTERNAL FINANCING	-2,552,714	10,405,188
7	CASH FLOW FROM INTERNAL FINANCING	-1,774,670	-3,103,024
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-4,327,384**	**7,302,164**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-42,374,287**	**-25,296,603**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-8,341,746	4,713,538
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,470,242	10,980,015
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,128,496	15,693,553

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: **2005**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**18,273,525**	**5,696,497**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	15,046,104	13,765,792
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	3,227,421	-8,069,295
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,734,740**	**2,037,935**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-1,936,232	594,071
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-7,114	-3,679,395
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	2,550,266	0
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	3,127,820	5,123,259
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-2,552,714**	**10,405,188**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	6,462,443	-6,422,018
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-8,305,195	14,761,184
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	-709,962	2,066,022
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-1,774,670**	**-3,103,024**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-9,344	-30,602
31	(-) DIVIDENS PAID	-490,662	-582,565
32	+ PREMIUM ON SALE OF SHARES	-1,274,664	-2,489,857
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-42,374,287**	**-25,296,603**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-729,075	-4,722,140
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-36,749,655	-20,218,261
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-4,895,557	-356,202

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	12.80	%	15.51	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.81	%	39.16	%
3	NET INCOME TO TOTAL ASSETS (**)	7.33	%	10.97	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.58	%	17.71	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.76	times	0.66	times
7	NET SALES TO FEXID ASSETS (**)	1.55	times	1.44	times
8	INVENTORIES ROTATION (**)	4.6	times	4.15	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31	days	28	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.60	%	7.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.58	%	62.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.08	times	1.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.29	%	31.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	56.83	%	73.92	%
15	OPERATING INCOME TO INTEREST PAID	3.25	times	4.62	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.12	times	1.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.7	times	1.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.54	times	0.8	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.34	times	0.38	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.09	%	35.89	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	27.11	%	21.41	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	2.92	%	2.11	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.1	times	5.56	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	58.99	%	142.49	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	41.01	%	-42.49	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.73	%	79.92	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.85	$ 1.92
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.85	$ 1.92
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.87	$ 5.20
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.85 times	4.90 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	23.80 times	12.81 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMMUNICATIONS	4,820,000,000	40.73	21,848,380	34,976,177
2 CORP. EMPRESARIAL EN COMUNICACIONES	SOCIETES ADMINISTRATION	557,749,999	100	399,175	525,706
TOTAL INVESTMENT IN SUBSIDIARIES				**22,247,555**	**35,501,883**
ASSOCIATEDS					
1 GRUPO TEVISTA, S.A. DE C.V.	DATA	459,124,621	45	459,125	365,390
2 CONST Y SERV INT	SERVICES	100	100	0	241
TOTAL INVESTMENT IN ASSOCIATEDS				**459,125**	**365,631**
OTHER PERMANENT INVESTMENTS					**99,308**
TOTAL					**35,966,822**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2006	2.71	0	0							1,226,753					197,720
CITIBANK	17/02/2006	10.46	0	0								96,148		215,012		
ARRENDAMIENTO HSBC	30/12/2008	9.49	0	1,767,000												
ARRENDAMIENTO BANAMEX	30/12/2008	9.49	475,000	1,767,000												
BBVA	19/08/2005	9.42	0	0	1,138,086	270,099										
LEASES (AVAYA)	01/07/2006	8.00	0	0								7,689				
PRESTAMO SERFIN	08/10/2004	9.11	1,850,000	0												
PRESTAMO BANAMEX	29/01/2010	13.41	950,000	0												
BANCOMER (SWAP-NETO)	08/06/2006	3.15	0	198,054												
BONOS ORDINARIOS (CONCEL)	15/12/2005	3.23	0	0												2,134,117
OTROS	31/12/2004	14.00	0	0							8,172		18,982			
JP MORGAN CHASE BANK	21/10/2005	3.93	0	0								1,084,955				
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0								433,980				
JP MORGAN CHASE BANK	19/12/2005	4.30	0	0								276,857				
JP MORGAN CHASE BANK	27/03/2005	4.30	0	0								1,627,430				
WACHOVIA SECURITIES, INC.	03/02/2006	4.10	0	0								867,960				
JP MORGAN CHASE BANK	02/10/2006	3.36	-	0									1,084,974			
BANCO SANTANDER HISPANO	10/04/2008	3.76	0	0										1,084,954		
BANCO SANTANDER HISPANO	24/09/2008	4.14	0	0											1,084,956	
BANCO SANTANDER HISPANO	15/04/2010	3.41	0	0												1,084,974
BANCO SANTANDER HISPANO	27/02/2009	3.55	0	-											1,084,956	
DRESNER BANK, AG	05/03/2009	3.37	0	0											1,084,950	
BANCO SANTANDER HISPANO	05/05/2009	3.39	0	0											542,475	
BANCO SANTANDER HISPANO	15/06/2009	3.63	0	0											542,475	
WACHOVIA SECURITIES, INC.	01/09/2009	3.54	0	0											1,084,950	
BARCLAYS BANK	18/01/2011	3.75	0	0												1,084,950
JP MORGAN CHASE BANK	24/09/2010	4.10	0	0												1,084,974
JP MORGAN CHASE BANK	12/05/2010	3.79	0	0												1,084,974
BANCO SANTANDER HISPANO	10/05/2010	3.78	0	0												1,084,974
BANCO INBURSA	03/10/2005	10.25	50,000	0												
ORGANISM'S FINANCIERS																
STOCK-EXCHANGE CERTIFICATES	18/10/2006	11.70	3,750,000	8,801,362												
STOCK-EXCHANGE PAPER COMMERC	01/03/2015	6.38	0	0									3,254,850		5,403,081	24,900,020
T O T A L BANKS			7,075,000	12,531,416	1,138,086	270,099	0	0	0	0	1,234,925	4,395,019	4,358,806	1,299,966	10,827,843	32,656,703
LISTED IN STOK MARKET																
GENERAL																
STOCK-EXCHANGE PAPER COMMERC	01/04/2005	9.36	3,337,022	0												
TOTAL STOCK-EXCHANCE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTHER LOANS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
T O T AL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER			49,003,145	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			59,415,167	12,531,416	1,138,086	270,099	0	0	0	0	1,234,925	4,395,019	4,358,806	1,299,966	10,827,843	32,656,703

NOTES

IT IS IMPORTANT TO MENTION THAT THE RATES Y DATES OF ESPIRATION, CORRESPONDING TO.

THE CREDITS MORE IMPORTANT, SINCE IN EACH ONE OF THEM GROUP SEVERAL THEMSELVES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,257,818**	**13,646,697**	**99,815**	**1,058,876**	**14,705,573**
LIABILITIES POSITION	**6,061,274**	**65,741,081**	**0**	**0**	**65,741,081**
SHOUT TERM	1,203,324	13,055,461	0	0	13,055,461
LONG TERM	4,857,950	52,685,620	0	0	52,685,620
NET BALANCE	**-4,803,456**	**-52,094,384**	**99,815**	**1,058,876**	**-51,035,508**

NOTES

USED TYPES OF CHANGE 10.845

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	136,118,486	194,058,672	57,940,186	-	0
FEBRUARY	132,763,745	189,858,677	57,094,932	0.33	188,413
MARCH	152,791,223	209,398,966	57,607,743	0.45	254,735
APRIL	139,363,134	195,225,866	55,862,732	0.35	195,520
MAY	138,868,919	196,517,046	57,648,127	-0.26	-149,885
JUNE	134,975,792	193,530,744	58,554,952	-0.10	-58,555
JULY	145,057,186	202,570,273	57,513,087	0.39	224,301
AUGUST	153,887,732	211,506,897	57,619,165	0.11	63,381
SEPTEMBER	163,999,620	220,535,947	56,536,327	0.49	277,028
ACTUALIZATION:	0	0	0	0.00	50,453
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	1,174,652
OTHER	0	0	0	0.00	0
TOTAL					2,220,043

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				10,264,418			
MONTHLY RENT				6,690,059			
TIME AIR				21,767,339			
LONG DISTANCE				6,787,185			
OTHERS				17,978,758			
TOTAL				63,487,759			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EQUIPMENT SALE				12,211,691			
MONTHLY RENT				12,376,381			
TIME AIR				19,346,290			
LONG DISTANCE				2,927,654			
OTHERS				17,365,968			
TOTAL				**64,227,984**			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,464,407,859			3,464,407,859	888,389	
TOTAL			3,464,407,859	0	0	3,464,407,859	888,389	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,464,407,859
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	470,668,217	42.15000	44.11000

Informatiòn de Projects
(Project,amount exercise and percentage of advance)

ANNEX 13

NO APPLY

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2005**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. DANIEL HAJJ ABOUMRAD
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT OCTOBER 18 OF 2005.